Form 20-F
period 2023-06-30
ARB IOT Group Ltd
filed 2023-10-30
CIK 1930179

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to _________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission file number 001-41665

ARB IOT Group Limited

(Exact name of the Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

2F-09, Pusat Perdagangan IOI No. 1 Persiaran Puchong Jaya Selatan, Bandar Puchong Jaya, 47100 Puchong, Selangor, Malaysia

(Address of principal executive offices)

Dato’ Sri Liew Kok Leong, Chief Executive Officer

Tel: +6010-947 5998

Email: contact@arbiotgroup.com

Level 39, Marina Bay Financial Centre Tower 2, 10 Marina Boulevard, 018983 Singapore

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	ARBB	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 26,437,500 Ordinary Shares, par value $0.0001 per share, as of June 30, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes	☐ No

Annual Report on Form 20-F

Year Ended June 30, 2023

i

PART II

PART III

Item 17.	Financial Statements	66
Item 18.	Financial Statements	66
Item 19.	Exhibits	66

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated or the context otherwise requires, references to:

●	“ASEAN” are to the Association of Southeast Asian Nations, currently comprised of ten member states in Southeast Asia, namely Indonesia, Malaysia, Philippines, Singapore, Thailand, Brunei Darussalam, Viet Nam, Lao PDR, Myanmar and Cambodia;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“IPO Form F-1” are to the registration statement on Form F-1 (File No. 333-267697), initially filed by the Company on September 30, 2022 and declared effective by the SEC on March 30, 2023.

●	“IFRS” are to the International Financial Reporting Standards, as issued by the International Accounting Standards Board;

●	“RM” or “Ringgit Malaysia” are to the legal currency of Malaysia;

●	“SEC” are to the Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“U.S. dollars,” “dollars,” “USD” or “$” are to the legal currency of the United States; and

●	“we,” “us,” “the Company,” “our,” “our company” or “ARB IOT Group” are to the combined business of ARB IOT Group Limited, an exempted company incorporated in Cayman Islands, and its consolidated subsidiaries.

Our reporting currency and our functional currency is RM. This Annual Report contains translations of RM amounts into USD at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RM to USD in this Annual Report were made at a rate of RM4.669 to $1.00. We make no representation that any RM could have been, or could be, converted into USD, as the case may be, at any particular rate, at the rates stated below, or at all. The Malaysian government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RM into foreign exchange and through restrictions on foreign trade. On June 30, 2023, the exchange rate was RM4.669 to $1.00. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our fiscal year end is June 30. References to a particular “fiscal year” are to our fiscal year ended June 30 of that calendar year. Our audited consolidated financial statements have been prepared in accordance with IFRS.

FORWARD-LOOKING STATEMENTS

This Annual Report contains many statements that are “forward-looking” and uses forward-looking terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ought to,” “plan,” “possible,” “potentially,” “predicts,” “project,” “should,” “will,” “would,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date of this Annual Report, any or all of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based on those assumptions could also be incorrect. The forward-looking statements in this Annual Report include, without limitation, statements relating to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditure;

●	our expectations regarding demand for and market acceptance of our products and services;

●	competition in our industry; and

●	government policies and regulations relating to our industry.

The forward-looking statements included in this Annual Report are subject to known and unknown risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors, some of which are described under the headings “Risk Factors,” “Operating and Financial Review and Prospects,” “Information on our Company” and elsewhere in this Annual Report. Such risks and uncertainties are not exhaustive. Other sections of this Annual Report include additional factors which could adversely impact our business and financial performance. The forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report or, if obtained from third-party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this Annual Report. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

You should carefully consider the following risk factors and all of the information contained in this Annual Report, including but not limited to, the matters addressed in the section titled “Forward-Looking Statements,” and our financial information before you decide whether to invest in our securities. One or more of a combination of these risks could materially impact our business, financial condition or results of operations. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently do not consider to be material may also materially and adversely affect our business, financial condition or results of operations.

Summary Risk Factors

●	We have a limited operating history and experience in the Malaysian IoT industry, which may make it difficult to evaluate our business and prospects and may not be indicative of our future growth or financial results.

●	We are subject to credit risks associated with a significant amount of accounts receivable, and if we are unable to collect accounts receivable from our customers, our results of operations and cash flows could be materially adversely affected.

●	We are a holding company, and we are accordingly dependent upon distributions from our subsidiaries to service our debt and pay dividends, if any, taxes and other expenses.

●	If our customers fail to pay us in accordance with the terms of their agreements, we may have to bring actions to compel payment.

●	All of our projects have agreed milestones and specific completion dates. If we fail to meet these contractual commitments, we could be subject to financial penalties or claims for liquidated damages, which could adversely affect our business, operating results, financial condition and prospects.

●	A major safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.

●	We have engaged in and plan to conduct additional strategic transactions, which could divert our management’s attention, result in additional dilution to our shareholders, disrupt our operations and adversely affect our operating results. We may not be able to successfully integrate acquired businesses and technologies or achieve the anticipated benefits of such acquisitions.

●	Our planned expansions outside Malaysia and in the ASEAN region subject us to risks inherent in international operations that can harm our business, results of operations, and financial condition.

●	As a IoT solution service provider, our success depends on our ability to recruit, deploy and manage employees.

●	A failure or breach of our security systems or infrastructure as a result of cyber-attacks could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

●	We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

●	The COVID-19 pandemic has and may continue to cause a material adverse effect on our business.

●	As long as ARB Berhad controls us, your ability to influence matters requiring shareholder approval will be limited.

●	Some of our directors and executive officers own shares of ARB Berhad or other securities or rights to acquire ARB Berhad’s shares and hold positions with ARB Berhad, which could cause conflicts of interest, or the appearance of conflicts of interest.

●	The market we compete is competitive.

●	If we fail to adopt new technologies to address evolving customer needs or emerging industry standards, our business may be materially and adversely affected.

●	We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, physical and e-commerce retail, digital content, web services, electronic devices, advertising, and other products and services that we offer or sell. Unfavorable changes could harm our business.

●	Our operations are subject to various laws and regulations in Malaysia.

●	Fluctuations in exchange rates could adversely affect our business and the value of our securities.

●	Because our principal assets are located outside of the United States and all of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights based on U.S. federal securities laws against us or our officers and directors or to enforce a judgment of a United States court against us or our officers and directors in Malaysia.

●	We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our shareholders could receive less information than they might expect to receive from more mature public companies.

●	As of the date of this Annual Report, we are a “controlled company” under the rules of Nasdaq, and as a result, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

●	We have limited experience operating as a stand-alone public company.

Risks Related to Our Business

We have a limited operating history and experience in the Malaysian IoT industry, which may make it difficult to evaluate our business and prospects and may not be indicative of our future growth or financial results.

We began operations in 2019, starting with offering smart home and building solutions, and since then, have expanded our product and service offerings to provide IoT solutions for agriculture, construction, consumer electronics, retail and other industries. Following the business expansion, our revenue increased from approximately RM50.3 million ($10.8 million) for the fiscal year ended June 30, 2021 to approximately RM443.0 million ($94.9 million) for the fiscal year ended June 30, 2022, an increase of RM392.7 million ($84.1 million), or 780.7%. Our profit increased from approximately RM18.9 million ($4.0 million) for the fiscal year ended June 30, 2021 to approximately RM73.4 million ($15.7 million) for the fiscal year ended June 30, 2022, an increase of 287.8%. In the fiscal year ended June 30, 2023, we focused on providing IoT solutions such as point-of-sale system, inventory management system and other IoT machines to the retail industry, in order to offset reduced revenues from system development for the construction and property development industries. While pivoting our business strategy, our revenue decreased from approximately RM443.0 million ($94.9 million) for the fiscal year ended June 30, 2022 to approximately RM242.1 million ($51.9 million) for the fiscal year ended June 30, 2023, a decrease of RM200.9 million ($43.0 million) or 45.3%. Profit decreased from approximately RM73.4 million ($15.7 million) for the fiscal year ended June 30, 2022 to approximately RM27.5 million ($5.9 million) for the fiscal year ended June 30, 2023, a decrease of RM45.8 million ($9.8 million) or 62.4%. We have a limited operating history in the Malaysian IoT industry, which makes it difficult to evaluate our business and prospects. Our growth prospects should be considered in light of the risks and uncertainties that companies with a limited operating history and experience in our industry may encounter, including, among others, risks and uncertainties regarding our ability to:

●	introduce new products and services;

●	improve our existing products and services;

●	retain existing clients and attract new clients;

●	identify business synergies and enhance connectivity for our clients;

●	adjust and optimize our business model;

●	successfully compete with other companies that are currently in, or may in the future enter, our industry or similar industries; and

●	observe and strategize on the latest market trends.

All these endeavors involve risks and will require significant allocation of management and employee resources. We cannot assure you that we will be able to effectively manage our growth or implement our business strategies effectively. If the market for our services does not develop as we expect or if we fail to address the needs of this dynamic market, our business, results of operations, and financial condition will be materially and adversely affected.

Our expansion into new products, services, technologies, market segments and geographic regions subjects us to additional risks.

In 2021, we ventured into a number of new market segments, products and services, including IoT Smart Agriculture, industrial building management, drone services and warehouse management. We have limited or no experience in our newer market segments, and our customers may not adopt our product or service offerings. These offerings, which can present new and difficult technology challenges, may subject us to claims if customers of these offerings experience service disruptions or failures or other quality issues. In addition, profitability, if any, in our newer activities may not meet our expectations, and we may not be successful enough in these newer activities to recoup our investments in them. In response to new regulatory requirements or industry standards, or in connection with the introduction of new products, we may need to impose more rigorous risk management systems and policies, which may negatively affect the growth of our business. Any significant change to our business model may not achieve expected results and may materially and adversely affect our financial condition and results of operations. Failure to realize the benefits of amounts we invest in new technologies, products, or services could also result in the value of those investments being written down or written off.

We are subject to credit risks associated with a significant amount of accounts receivable, and if we are unable to collect accounts receivable from our customers, our results of operations and cash flows could be materially adversely affected.

Our normal trade credit terms range between 30 to 210 days. As of June 30, 2023, 2022 and 2021, we had approximately RM38.4 million ($8.2 million), RM101.2 million ($21.7 million) and RM23.7 million ($5.1 million) in trade receivables. We provide a long credit period from 210 days to 365 days to some large customers to secure contracts from them. However, our customers sometimes still require additional time for payment, depending on their cash flow. Due to uncertainty of the timing of collection, we establish allowance for doubtful account based on individual account analysis and historical collection trends. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as on past trends of collections. Considering customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against account receivable balance, with a corresponding charge recorded in the consolidated statements of operations and other comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. We did not have any bad debt write-off during the years ended June 30, 2023, 2022 and 2021.

Although we manage credit risk related to our customers by performing periodic evaluations of credit worthiness and applying other credit risk monitoring procedures, if there is an occurrence of circumstances that affect our customers’ ability to pay us such as deteriorating conditions in, bankruptcies, or financial difficulties of a customer or within their industries generally, our operating cash flow will be under tremendous pressure, and we could experience payment delays or default in payment to our suppliers or other creditors, which may result in material and adverse impact on our business, results of operations and financial condition.

We are a holding company, and we are accordingly dependent upon distributions from our subsidiaries to service our debt and pay dividends, if any, taxes and other expenses.

We are a Cayman Islands holding company and have no material assets other than ownership of equity interests in our subsidiaries. We have no independent means of generating revenue. We intend to cause our subsidiaries to make distributions to their shareholders in an amount sufficient to cover all applicable taxes payable and dividends, if any, declared by us. Our ability to service our debt, if any, depends on the results of operations of our subsidiaries and upon the ability of such subsidiaries to provide us with cash, whether in the form of dividends, loans or other distributions, to pay amounts due on our obligations. Future financing arrangements may contain negative covenants that limit the ability of our subsidiaries to declare or pay dividends or make distributions. Our subsidiaries are separate and distinct legal entities; to the extent that we need funds, and our subsidiaries are restricted from declaring or paying such dividends or making such distributions under applicable law or regulations or are otherwise unable to provide such funds (for example, due to restrictions in future financing arrangements that limit the ability of our operating subsidiaries to distribute funds), our liquidity and financial condition could be materially harmed.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into a number of transactions with ARB Berhad, our controlling shareholder, and its affiliated companies. See “Item 7B. Related Party Transactions.” We believe the terms obtained or consideration that we paid or received, as applicable, in connection with these transactions were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

We may in the future enter into additional transactions with entities controlled by ARB Berhad or in which any of our directors, officers or principal shareholders (including ARB Berhad), or any members of their immediate family, have a direct or indirect material interest. Such transactions present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of the Company and our unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our purchases from and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as for events of default.

Our Audit Committee is responsible for reviewing and approving all material related party transactions. We rely on the laws of the Cayman Islands, which provide that the directors owe a duty of care and a duty of loyalty to our company. Under Cayman Islands law, our directors have a duty to act honestly, in good faith, and view our best interests. Our directors also have a duty to exercise the care, diligence, and skills that a reasonably prudent person would exercise in comparable circumstances. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties. These transactions, individually or in aggregate, may have an adverse effect on our business and results of operations or may result in litigation or enforcement actions by the SEC or other agencies.

There is no assurance that our IoT agriculture projects will operate as intended.

During the year ended June 30, 2023, we completed construction and deployment of a newly developed IoT smart farming system on approximately 35 acres of lands in Kampung Tokdor, Terrengganu, Malaysia. In the year ended June 30, 2022, we completed construction and deployment of our initial hydroponics IoT project on approximately 30 acres of land in Cameron Highlands, Pahang, Malaysia. However, as these projects were recently completed and have not been in operation for long, they are subject to certain risks, including that they may not be able to achieve or maintain the intended benefits, such as high production yields, lower crop losses and reduced operation costs.

If our customers fail to pay us in accordance with the terms of their agreements, we may have to bring actions to compel payment.

We typically enter into multiple year arrangements with our customers. If customers fail to pay us under the terms of our agreements, we may be adversely affected both from the inability to collect amounts due and the cost of enforcing the terms of our contracts, including litigation. The risk of such negative effects increases with the term length of our customer arrangements. Furthermore, some of our customers may seek bankruptcy protection or other similar relief, including as a result of the impacts and disruptions caused by events beyond their control such as the COVID-19 pandemic, and fail to pay amounts due to us, or pay those amounts more slowly, either of which could adversely affect our business, results of operations and financial condition.

Our product supply and service agreements generally give our customers flexibility to terminate engagements without cause by giving notice in advance, and as such, subjects our revenue to uncertainty to some degree.

Our product supply and service agreements, such as our drones agreements, typically allow our clients to terminate our master agreements and work orders with or without cause, and, in the case of termination without cause, subject to 30 days’ prior notice.

Our clients may terminate or reduce their use of our services for a number of reasons, including that they are not satisfied with our services or our ability to meet their needs and expectations. Even if we successfully deliver on contracted services and maintain close relationships with our clients, factors beyond our control could cause the loss of or reduction in business or revenue from our existing clients. These factors include without limitation:

●	the business or financial condition of that client or the economy generally;

●	a change in strategic priorities by our clients, resulting in a reduced level of spending on technology services;

●	changes in the personnel at our clients who are responsible for procurement of information technology, services or with whom we primarily interact;

●	a demand for price reductions by our clients; and

●	a decision by that client to move work in-house or to one or several of our competitors.

The ability of our clients to terminate their engagement with us at will makes our future sales amounts uncertain. We may not be able to replace any client that chooses to terminate or not renew its contract with us, which could materially adversely affect our revenue and thus our results of operations. Furthermore, terminations in engagements may make it difficult to plan our project resource requirements.

If a significant number of clients cease using or reduce their usage of our services, we may be required to spend significantly more on sales and marketing than we currently plan to spend in order to maintain or increase revenue from clients or lay off our IT professionals. Such changes could adversely affect our business, results of operations and financial condition.

We depend on a limited number of customers for a large portion of our revenues.

We consider our major customers in each period to be those customers that accounted for more than 10% of overall revenues in such period. For the year ended June 30, 2023, the major customers of the Company were PSSBJAYA Holdings Sdn. Bhd., accounting for 31% of the total revenue, and Annum Industries Sdn. Bhd, accounting for 15% of the total revenue. Both customers were unrelated third parties. For the year ended June 30, 2022, one major customer, Ageson Industrial Sdn. Bhd. (formerly known as AB5 Sdn. Bhd.), accounted for 59.5% of the revenues from the IoT System Development line of business and 34.8% of the total revenues. Ageson Industrial Sdn. Bhd. is a related party. For the year ended June 30, 2022, another major customer, who is an unrelated third party, accounted for 30.9% of the revenues from the IoT System Development line of business and 18.1% of the total revenues. For the year ended June 30, 2021, one (1) major customer, who is an unrelated third party, accounted for 95.1% of the revenues from the IoT Smart Home & Building line of business and 56.2% of the total revenues. For the year ended June 30, 2021, another major customer, ARB Cloud Sdn. Bhd., accounted for 100% of the revenues from the IoT System Development line of business and 11.9% of the total revenues. ARB Cloud Sdn. Bhd. is a related party. The loss of, or a substantial decrease in the volume of, revenues by any of our top customers could harm our revenues and profitability. In addition, an adverse change in the terms of our dealings with, or in the financial wherewithal or viability of, one or more of our significant customers could harm our business, financial condition and results of operations.

We expect that a significant portion of our revenues will continue to be derived from a small number of customers and that the percentage of revenues represented by these customers may increase. As a result, changes in the strategies of our largest customers or in their operating environments may reduce our revenues, as a result of customers modifying their sales, pricing, or spending practices. The loss of such sales could have an adverse effect on our business, financial condition and results of operations.

All of our projects have agreed milestones and specific completion dates. If we fail to meet these contractual commitments, we could be subject to financial penalties or claims for liquidated damages, which could adversely affect our business, operating results, financial condition and prospects.

All of our projects have agreed milestones and specific completion dates. There is a risk that we may encounter delays in completing our projects or meeting agreed milestones. Failure to complete our projects on time or meet agreed milestones may subject us to financial penalties and claims arising for liquidated damages by our customers. Any extended service delays could adversely affect our reputation, ability to attract new customers and retain existing customers, revenue, and operating results.

We depend on third-party providers and suppliers for components of our IoT smart agriculture, smart home and building, and industrial building management systems and projects, third-party software licenses for our products and services, and third-party providers to transmit signals to our monitoring facilities and provide other services to our customers. Any failure or interruption in products or services provided by these third parties could harm our ability to operate our business.

We source a variety of hardware and software from third party suppliers for our IoT smart agriculture, smart home and building, industrial building management systems and projects. As a result, our ability to implement IoT solutions for customers depends on third parties providing us with timely and reliable products and services at acceptable prices. In developing and operating our projects, we rely on products supplied by third parties meeting our design and other specifications and on components manufactured and delivered from third parties, and on certain services performed by third parties. We also rely on contractors to perform substantially all of the construction and installation work related to our projects, and we may need to engage subcontractors with whom we have no experience. Any delays, malfunctions, inefficiencies or interruptions in these products or services could adversely affect the quality and performance of our projects and require considerable expense to maintain and repair our projects, which could harm our brand, reputation or growth. In addition, if we are unable to avail ourselves of warranties and other contractual protections with providers of products and services, we may incur additional costs related to the affected products and services, which could adversely affect our business, operating results, or financial condition.

We rely on third-party software for key automation features in certain of our offerings and on the interoperation of that software with our own, such as our mobile applications and related platform. We could experience service disruptions if customer usage patterns for such offerings exceed, or are otherwise outside of, design parameters for the system and the ability for us or our third-party provider to make corrections. Such interruptions in the provision of services could result in our inability to meet customer demand, damage our reputation and customer relationships, and materially and adversely affect our business. We also rely on certain software technology that we license from third parties and use in our products and services to perform key functions and provide critical functionality. For example, we license the software platform for our monitoring operations from third parties. Because a number of our products and services incorporate technology developed and maintained by third parties, we are, to a certain extent, dependent upon such third parties’ ability to update, maintain, or enhance their current products and services; to ensure that their products are free of defects or security vulnerabilities; to develop new products and services on a timely and cost-effective basis; and to respond to emerging industry standards, customer preferences, and other technological changes. Further, these third-party technology licenses may not always be available to us on commercially reasonable terms, or at all. If our agreements with third-party vendors are not renewed or the third-party software becomes obsolete, is incompatible with future versions of our products or services, or otherwise fails to address our needs, we cannot provide assurance that we would be able to replace the functionality provided by the third-party software with technology from alternative providers. Furthermore, even if we obtain licenses to alternative software products or services that provide the functionality we need, we may be required to replace hardware installed at our monitoring centers and at our customers’ sites, including security system control panels and peripherals, in order to execute our integration of or migration to alternative software products. Any of these factors could materially adversely affect our business, financial condition, results of operations, and cash flows.

We will rely on various third-party telecommunications providers (if any) and signal processing centers (if any) to transmit and communicate signals to our monitoring facility in a timely and consistent manner. These telecommunications providers and signal processing centers could deprioritize or fail to transmit or communicate these signals to the monitoring facility for many reasons, including disruptions from fire, natural disasters, pandemics, weather and the effects of climate change (such as flooding, wildfires, and increased storm severity), transmission interruption, malicious acts, provider preference, government action, or terrorism. The failure of one or more of these telecommunications providers or signal processing centers to transmit and communicate signals to the monitoring facility in a timely manner could affect our ability to provide alarm monitoring, automation, and interactive services to our customers. We also rely on third-party technology companies to provide automation and interactive services to our customers. These technology companies could fail to provide these services consistently, or at all, which could result in our inability to meet customer demand and damage our reputation. There can be no assurance that third-party telecommunications providers, signal processing centers, and other technology companies will continue to transmit and communicate signals to the monitoring facility or provide automation and interactive services to customers without disruption. Any such failure or disruption, particularly one of a prolonged duration, could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We source software and hardware from various local suppliers and any disruption in global supply chain may affect our business, operating results, and financial condition.

We source hardware and software from local suppliers. While we are not dependent on any single supplier, any serious and prolonged global shortage of hardware and software required to implement our projects may lead to delay in delivery to customers which may affect our reputation, our business relationship with our customers, or expose us to late delivery penalties. This in turn could potentially result in loss of business opportunities or loss of revenue that may adversely affect our profitability and growth.

Our success in the IoT gadgets distribution business depends on our relationships with third party gadget suppliers and their continued performance.

We source IoT gadgets primarily from a third party supplier on an order-by-order basis and sell them through a large number of resellers, distributors and retailers. We provide sales services to these resellers, distributors and retailers to support their distribution to end users. If the products of the third party supplier have real or perceived quality or safety issues, we may experience negative effects to our reputation as a result of our procurement of products from them. In addition, such supplier may develop relationships with our competitors and such relationships may result in them terminating collaboration with us. If we fail to effectively manage our relationships with, or lose such supplier, we may not be able to substitute them with suitable alternative business partners in a timely manner on commercially acceptable terms or at all, which may negatively impact our revenues, financial condition, operations and prospects.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and other third parties generally include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, or other liabilities relating to or arising from our software, services or other contractual obligations. Large indemnity payments could harm our business, results of operations, and financial condition. Although we normally contractually limit our liability with respect to such indemnity obligations, those limitations may not be fully enforceable in all situations, and we may still incur substantial liability under those agreements. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other existing customers and new customers and harm our business and results of operations.

Our ability to manage approximately 1,100 resellers, distributors and retailers for the distribution of IoT gadgets is subject to a number of risks.

As of the date of this Annual Report, we have a total of approximately 1,100 resellers, distributors and retailers for the distribution of mobile gadget accessories. This business line is primarily based on individual purchase orders placed by these resellers, distributors and retailers. If they fail to successfully market and sell gadget products to end users, or fail to obtain sufficient capital or effectively manage their business operations, consumer relationships, labor relationships or credit risks, it could adversely affect our revenues, as a result of reduced sales of gadget products to them.

A major safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.

Construction sites are inherently dangerous, and provision of services to the construction, homebuilding and land development industries poses certain inherent health and safety risks. Due to health and safety regulatory requirements and the projects we work on, health and safety performance is critical to the success of our solutions in these fields.

Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements or litigation, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities incurred as a result. Such a failure could generate significant negative publicity and have a corresponding impact on our reputation and our relationships with relevant regulatory agencies, governmental authorities and local communities, which in turn could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

We have engaged in and plan to conduct additional strategic transactions, which could divert our management’s attention, result in additional dilution to our shareholders, disrupt our operations and adversely affect our operating results. We may not be able to successfully integrate acquired businesses and technologies or achieve the anticipated benefits of such acquisitions.

In pursuing our business strategy, we have in the past acquired and plan to seek to acquire or invest in businesses, products, technologies, or talent that we believe could complement or expand our business, augment our service and solution offerings, enhance our technical capabilities or otherwise offer growth opportunities. We may compete with others for the same opportunities. The pursuit of any of these strategic transactions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable transactions, whether or not they are consummated.

Any strategic transaction may result in unforeseen operating difficulties and expenditures. If we acquire additional businesses or enter into other strategic transactions, we may not be able to integrate the acquired personnel, operations, and technologies successfully, or effectively manage the combined business following the strategic transactions. In addition, we have limited experience in consummating strategic transactions. We also may not achieve the anticipated benefits from the strategic transactions due to a number of factors, including:

●	failure to evaluate, integrate, utilize or benefit from or accurately anticipate the adoption rates of acquired technologies or services;

●	product synergies, cost reductions, increases in revenue and economies of scale may not materialize as expected;

●	difficulty in retaining, motivating and integrating key management and other employees of the acquired business;

●	the business culture of the acquired entity may not match well with our culture;

●	unforeseen delays, unanticipated costs and liabilities may arise when integrating operations, processes and systems in geographies where we have not conducted business;

●	unanticipated costs or liabilities associated with the strategic transactions;

●	incurrence of transaction-related costs;

●	assumption of the existing obligations or unforeseen liabilities of the acquired business that we were not able to mitigate through due diligence or other means;

●	difficulty integrating the accounting systems, security infrastructure, operations, and personnel of the acquired business;

●	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

●	difficulty converting the current and prospective customers of the acquired business onto our platform and contract terms, including disparities in the revenue, licensing, support, or professional services model of the acquired company;

●	diversion of management’s attention from other business concerns;

●	adverse effects to our existing business relationships with business partners and customers as a result of the strategic transactions;

●	unexpected costs may arise due to unforeseen changes in tax, payroll, pension, labor, trade, environmental and safety policies in new jurisdictions where the acquired entity operates;

●	use of resources that are needed in other parts of our business; and

●	use of substantial portions of our available cash to consummate the strategic transaction.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Strategic transactions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results, increase our financial risk, restrict our ability to take certain actions and cause the market price of our ordinary shares to decline. In addition, if a strategic transaction fails to meet our expectations, our operating results, business, and financial position may suffer.

We may be required to record impairment charges against the carrying value of our goodwill and other intangible assets in the future.

As of June 30, 2023, 2022 and 2021, we had recorded goodwill and intangible assets with a net book value of RM116.6 million ($25.0 million), RM139.1 million ($29.8 million) and RM68.7 million ($14.7 million), respectively. Besides amortizing intangible assets over 5 to 10 years, we are required to test for impairment at least annually and whenever evidence of impairment exists. During the year ended June 30, 2023, 2022 and 2021, amortization of intangible assets of approximately RM22.4 million ($4.8 million), RM15.4 million ($3.3 million) and RM1.5 million ($0.3 million) were recorded in our statements of profit or loss, respectively. Other than that, we have not recorded any impairment charges against the carrying value of our goodwill and intangible assets in the past. The carrying value of our goodwill and intangible asset values are measured using a variety of factors, including values of comparable companies, overall stock market and economic data and our own projections of future financial performance. We may be required in the future to record impairment charges that could have a material adverse effect on our reported results.

We will likely need to increase the size and capabilities of our organization, and we may experience difficulties in managing our growth.

In order to execute our business plans, we expect that we will need to increase the number of our employees and the scope of our operations. Our future financial performance and our ability to deliver solutions and services that meet customers’ expectations and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To manage our anticipated future growth, we will need to continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. In addition, the expansion of our systems and infrastructure may require us to commit financial, operational and managerial resources before our revenues increase and without assurances that our revenues will increase. Moreover, continued growth could strain our ability to maintain reliable service levels for our customers. If we fail to achieve the necessary level of efficiency as we grow, our growth rate may decline and investors’ perceptions of our business and our prospects may be adversely affected, and the market price of our securities could decline.

Our lack of business insurance could expose us to significant costs and business disruption.

The IoT industry in Malaysia is an emerging sector. We currently do not have any product liability or disruption insurance to cover our operations in Malaysia, which, based on public information available to us relating to Malaysia-based IoT companies, is consistent with customary industry practice in Malaysia. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. If we suffer any losses, damages or liabilities in the course of our business operations, we would not have insurance coverage to provide funds to cover any such losses, damages or product claim liabilities. Therefore, there may be instances when we will sustain losses, damages and liabilities because of our lack of insurance coverage, which may in turn materially and adversely affect our financial condition and results of operations.

Our planned expansions outside Malaysia and in the ASEAN region subject us to risks inherent in international operations that can harm our business, results of operations, and financial condition.

A key element of our strategy is to operate and sell our solutions to customers across the ASEAN region. Operating internationally requires significant resources and management attention. We cannot be certain that the investment and additional resources required to operate internationally will produce desired levels of revenue or profitability. Further, operating internationally subjects us to various risks, including:

●	increased management, travel, infrastructure and legal compliance costs associated with having operations in many countries;

●	increased financial accounting and reporting burdens and complexities;

●	variations in adoption and acceptance of our solutions and services in different countries, requirements or preferences for domestic products, and difficulties in replacing products offered by more established or known regional competitors;

●	new and different sources of competition;

●	laws and business practices favoring local competitors;

●	differing technical standards, existing or future regulatory and certification requirements and required features and functionality;

●	communication and integration problems related to entering and serving new markets with different languages, cultures, and political systems;

●	compliance with foreign privacy and security laws and regulations, including data privacy laws that require customer data to be stored and processed in a designated territory, and the risks and costs of non-compliance;

●	customer preference for data to be stored in a specific geography, location, or region based on unique customer requirements even if not required by applicable privacy and security laws and regulations;

●	compliance with laws and regulations for foreign operations, including anti-bribery laws (such as the U.S. Foreign Corrupt Practices Act), import and export control laws, tax laws, tariffs, trade barriers, economic sanctions, and other regulatory or contractual limitations on our ability to sell our products and services in certain foreign markets, and the risks and costs of non-compliance;

●	compliance with foreign laws, regulations and orders related to health and safety, including the ongoing COVID-19 pandemic;

●	heightened risks of unfair or corrupt business practices in certain geographies that may impact our financial results and result in restatements of our consolidated financial statements;

●	fluctuations in currency exchange rates and related effects on our results of operations;

●	difficulties in repatriating or transferring funds from or converting currencies in certain countries;

●	different pricing environments, longer sales cycles, and longer accounts receivable payment cycles and collections issues;

●	political and economic conditions and uncertainty in the countries or regions in which we operate and around the world;

●	difficulties in recruiting, managing and retaining local partners, including consulting and implementation firms, to support our operations and sales;

●	differing labor standards, including restrictions related to, and the increased cost of, terminating employees in some countries;

●	difficulties in recruiting, hiring and retaining employees in certain countries;

●	difficulties in managing an international workforce and maintaining our corporate culture internationally;

●	the preference for localized software and licensing programs;

●	the preference for localized language support;

●	weaker protection in some jurisdictions for intellectual property and other legal rights than in Malaysia and practical difficulties in enforcing intellectual property and other rights outside of Malaysia, if any;

●	compliance with the laws of numerous foreign taxing jurisdictions, including withholding obligations, and overlapping of different tax regimes;

●	compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy, and data protection laws and regulations; and

●	global pandemics such as the COVID-19 pandemic and travel restrictions and other measures undertaken by governments in response to such pandemics.

Any of the above risks could adversely affect our planned international operations in the future, including reducing revenue from customers outside of Malaysia or increasing operating costs, each of which could adversely affect our business, results of operations, financial condition, and growth prospects. Some of our business partners also have international operations and are subject to the risks described above. Even if we are able to successfully manage the risks of international operations, our business may be adversely affected if our business partners are not able to successfully manage these risks.

As a IoT solution service provider, our success depends on our ability to recruit, deploy and manage employees.

Our profitability and service costs are affected by the utilization rates of our employees. If we are unable to maintain appropriate utilization rates and productivity levels for our employees in delivering our services, our profit margin may suffer. Our employee utilization rates are subject to an array of factors including:

●	our ability to forecast demand for our services and maintain an appropriate number of employees;

●	our ability to hire and integrate new employees;

●	our ability to deploy employees with appropriate skills and seniority to projects;

●	our ability to manage the attrition of our employees; and

●	our need to devote appropriate time and resources to training, professional development and other activities that cannot be billed to our clients.

Our revenue could also suffer if we misjudge demand patterns and do not recruit sufficient personnel to satisfy our future demand. Employee shortages could prevent us from completing our contractual commitments in a timely manner and cause us to lose contracts or clients. Further, to the extent that we lack sufficient personnel with lower levels of seniority and daily or hourly rates, we may be required to deploy more senior employees with higher rates on projects without the ability to pass such higher rates along to our clients, which could adversely affect our profitability.

If demand for our services and solutions does not develop as expected, our projected revenues and profits may not materialize.

Our future profits are influenced by many factors, including economics, technology advancements, and world events and changing customer preferences. We believe that our target markets will continue to grow, that we will be successful in marketing our services and solutions in these markets. If our expectations as to the size of these markets and our ability to sell our products and services in such markets are not correct, our revenue may not materialize, and our business will be adversely affected.

A failure or breach of our security systems or infrastructure as a result of cyber-attacks could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

Information security risks for technology companies, such as us, have significantly increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. These threats may derive from fraud or malice on the part of our employees or third parties or may result from human error or accidental technological failure. These threats include cyber-attacks such as computer viruses, malicious code, phishing attacks or information security breaches.

Our operations will, in part, rely on the secure processing, transmission and storage of confidential proprietary and other information in our computer systems and networks. Our customers will rely on our digital technologies, computer, email and messaging systems, software and networks to conduct their operations or to utilize our products or services. In addition, to access our products and services, our customers may use personal smartphones, tablet computers and other mobile devices that may be beyond our control.

If a cyber-attack or other information security breach occurs, it could lead to security breaches of the networks, systems or devices that our customers use to access our products and services which could result in the unauthorized disclosure, release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information (including account data information) or data security compromises. Such events could also cause service interruptions, malfunctions or other failures in the physical infrastructure or operations systems that will support our businesses and customers, as well as the operations of our customers or other third parties. Any actual attacks could lead to damage to our reputation with our customers and other parties and the market, additional costs to the Company (such as repairing systems, adding new personnel or protection technologies or compliance costs), regulatory penalties, financial losses to both us and our customers and partners and the loss of customers and business opportunities. If such attacks are not detected immediately, their effect could be compounded. Although we will attempt to mitigate these risks, there can be no assurance that we will be immune to these risks and not suffer losses in the future.

If we fail to develop or protect our intellectual property adequately, our business could suffer.

The Company has attempted, and may attempt, to develop certain intellectual property of its own, but cannot assure that it will be able to develop and/or obtain exclusive rights in trade secrets, patents, trademark registrations and copyright registrations. Aside from two Malaysian trademark applications, we currently own no patents or copyrights in any jurisdiction. The cost of developing, applying for and obtaining such enforceable rights is expensive. Even after such enforceable rights are obtained, there are significant costs for maintaining and enforcing them. The Company may lack the resources to put in place exclusive protection and enforcement efforts. Also, certain of the Company’s product or service offerings initially draws from publicly available technology in the marketplace. The Company’s failure to obtain or maintain adequate protection of its intellectual property rights for any reason could have a material adverse effect on its business, financial condition and results of operations.

If the Company were to develop intellectual property, the Company may seek to enforce its intellectual property rights on others through litigation. The Company’s claims, even if meritorious, may be found invalid or inapplicable to a party the Company believes infringes or has misappropriated its intellectual property rights. In addition, litigation can:

●	be expensive and time consuming to prosecute or defend;

●	result in a finding that the Company does not have certain intellectual property rights or that such rights lack sufficient scope or strength;

●	divert management’s attention and resources; or require the Company to license its intellectual property.

The Company may rely on trademarks or service marks to establish a market identity for its products or services. To maintain the value of the Company’s trademarks or service marks, the Company might have to file lawsuits against third parties to prevent them from using marks confusingly similar to or dilutive of the Company’s registered or unregistered trademarks or service marks. The Company also might not obtain registrations for its pending or future trademark or service marks applications, and might have to defend its registered trademark or service marks and pending applications from challenge by third parties. Enforcing or defending the Company’s registered and unregistered trademarks or service marks might result in significant litigation costs and damages, including the inability to continue using certain marks.

The laws of foreign countries in which the Company may contemplate doing business in the future may not recognize intellectual property rights or protect them to the same extent as do the laws of Malaysia. Adverse determinations in a judicial or administrative proceeding could prevent the Company from offering or providing its products or services or prevent the Company from stopping others from offering or providing competing products, and thereby have a material adverse effect on the Company’s business, financial condition, and results of operations.

Our products, services or processes could be subject to claims of infringement of the intellectual property of others.

Claims that products, services, business methods, or processes infringe upon the proprietary rights of others often are not asserted until after commencement of commercial sales. Third parties may make claims of infringement against the Company in connection with the use of its technology. Any claims, even those without merit, could:

●	be expensive and time consuming to defend;

●	cause the Company to cease making, licensing, or using products that incorporate the challenged intellectual property;

●	divert management’s attention and resources; or

●	require the Company to enter into royalty or licensing agreements in order to obtain the right to use a necessary software product or system.

The Company cannot be certain of the outcome of any litigation. Any royalty or licensing agreement, if required, may not be available to the Company on acceptable terms or at all. The Company’s failure to obtain the necessary licenses or other rights could prevent the development, or distribution of the Company’s products and services and, therefore, could have a material adverse effect on the Company’s business.

We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our businesses depend on the skills, reputation, and professional experience of our senior management and key employees, the network of resources and relationships they generate during the ordinary course of their activities, and the synergies among the diverse fields of expertise and knowledge held by our senior professionals. Therefore, the success of our business depends on the continued services of these individuals. If we lose their services, we may not be able to execute our existing business strategy effectively, and we may have to change our current business direction. These disruptions to our business may take up significant energy and resources of our company, and materially and adversely affect our future prospects. Specifically, our future performance depends on the continued services and contributions of our Chief Executive Officer, Dato’ Sri Liew Kok Leong, our Chief Financial Officer, Ng Kok Wah and our Chief Technology Officer, Hong Zi Shen who have in-depth knowledge and experience in the technological industry and in managing our operations. Without these key executives and employees, we may not have the ability to execute on our business plans and to identify and pursue new opportunities and innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of our development and strategic objectives. The loss of the services of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results. We do not presently maintain any key man life insurance policies.

The COVID-19 pandemic has and may continue to cause a material adverse effect on our business.

In the fiscal years ended June 30, 2022 and 2021, the Malaysian government imposed varying measures to combat the COVID-19 pandemic, ranging from different degrees of movement control orders to nationwide lockdowns. See also “—Risks Related to Operations in Malaysia—Developments in the social, political, regulatory and economic environment in Malaysia may have a material adverse impact on us.” We implemented workplace protocols for our employees in accordance with government requirements. The implementation of measures to prevent the spread of COVID-19 resulted in disruptions to our business development efforts which depend, in part, on attendance at in-person meetings, industry conferences and other events. In addition, economic slowdowns and uncertainty brought by COVID-19 negatively affected market demand and customer spending on certain of our services and products such as smart home installations.

For the year ended June 30, 2022, revenue from the IoT Smart Home and Building line of business was $0.2 million, as compared to $6.7 million for the year ended June 30, 2021, a decrease of $6.6 million or 97.6%. The Malaysian property market slowed down in 2021 and 2022 primarily as a result of the COVID-19 pandemic, which led developers to eschew integrating smart home solutions into their projects in order to cut costs and price their properties at more competitive levels. This market has seen gradual recovery recently as the Malaysian Government decided to lift pandemic restrictions on all economic sectors and move away from widespread restrictive measures in all economic sectors.

The extent to which the COVID-19 pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this Annual Report, including the effectiveness of vaccines and other treatments for COVID-19, and other new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. The pandemic and the current financial, economic and capital markets environment, and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

Increases in costs, disruption of supply or shortage of materials, in particular for hardware and software, could harm our business.

We may experience increases in the cost or a sustained interruption in the supply or shortage of materials. Any such increase, supply interruption or shortage could materially and negatively impact our business, prospects, financial condition and operating results. We use various materials in our business, including hardware and software, from suppliers.

The prices for these materials fluctuate, and their available supply may be unstable, depending on market conditions and global demand for these materials, and could adversely affect our business and operating results.

These risks include:

●	an increase in the cost, or decrease in the available supply, of materials used;

●	disruption in the supply of materials due to quality issues or recalls by manufacturers;

●	tariffs on the materials we source; and

●	increases in global shipping costs due to shipping container shortages and delays at both shipping and receiving ports due to COVID and other factors and lack of appropriate workforce.

Substantial increases in the prices for our materials or prices charged to us would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased prices. Any attempts to increase prices in response to increased material costs could result in cancellations of orders for our services and solutions and therefore materially and adversely affect our brand, image, business, prospects and operating results.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the military conflict between Russia and Ukraine and armed conflicts between Israel and Hamas. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflicts in Ukraine, the Gaza Strip or any other geopolitical tensions.

U.S. and global markets have experienced volatility and disruption following the escalation of geopolitical tensions, including the military conflict between Russia and Ukraine and armed conflicts between Israel and Hamas. Although the length and impact of the ongoing conflicts is highly unpredictable, such conflicts could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situations in Ukraine, the Gaza Strip and globally and assessing their potential impacts on our business. In addition, sanctions on Russia and hostilities involving Israel could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

Any of the above mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military actions, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report.

We may experience in the future, delays or other complications in the design and manufacture of products we distribute or source for use in our projects which could harm our brand, business, prospects, financial condition and operating results.

We may encounter unanticipated challenges, such as supply chain or logistics constraints, that lead to delays in producing products we distribute or use in our projects. Any significant delay or other complication in the production of such products, including complications associated with expanding our supply chain or obtaining or maintaining regulatory approvals, and/or coronavirus impacts, could materially damage our brand, business, prospects, financial condition and operating results.

Changes in our supply chain may result in increased cost. If we are unsuccessful in our efforts to control supplier costs, our operating results may suffer.

There is no assurance that our suppliers will ultimately be able to meet our cost, quality and volume needs, or do so at the times needed. Furthermore, as the scale of our business increases, we will need to accurately forecast, purchase, warehouse and transport to our project sites components at much higher volumes than we have experience with. If we are unable to accurately match the timing and quantities of components purchases to our actual needs, or successfully implement automation, inventory management and other systems to accommodate the increased complexity in our supply chain, we may incur unexpected disruption, storage, transportation and write-off costs, which could have a material adverse effect on our financial condition and operating results.

Risks Related to Our Relationship with Our Controlling Shareholder

As long as ARB Berhad controls us, your ability to influence matters requiring shareholder approval will be limited.

As of the date of this Annual Report, ARB Berhad owns 25,000,000 ordinary shares of the Company, representing approximately 94.56% of our outstanding ordinary shares. For so long as ARB Berhad beneficially owns our outstanding shares representing at least a majority of the votes entitled to be cast by the holders of our outstanding ordinary shares, ARB Berhad will be able to elect all of the members of our board of directors. Dato’ Sri Liew Kok Leong also serves as an Executive Director and chief executive officer of ARB Berhad.

Some of our directors and executive officers own shares of ARB Berhad or other securities or rights to acquire ARB Berhad’s shares and hold positions with ARB Berhad, which could cause conflicts of interest, or the appearance of conflicts of interest.

Some of our directors and executive officers own ARB Berhad’s outstanding shares and other securities or rights to purchase ARB Berhad’s shares. Currently, Dato’ Sri Liew Kok Leong also serves as an Executive Director and chief executive officer of ARB Berhad. Hong Zi Shen, our Chief Technology Officer, also serves as an Executive Director of ARB Berhad.

Ownership of ARB Berhad’s shares and other securities or rights to purchase ARB Berhad’s shares by our directors and executive officers and the presence of executive officers or directors of ARB Berhad on our board of directors could create, or appear to create, conflicts of interest with respect to matters involving both us and ARB Berhad that could have different implications for ARB Berhad than they do for us. As a result of these actual or apparent conflicts of interest, we may be precluded from pursuing certain growth initiatives.

Risks Related to Our Industry and Governmental Regulation

The market we compete is competitive.

The market for IoT solutions and services is competitive. Companies in our industry compete on the basis of a number of factors, including technical expertise and industry knowledge, innovation competence, location, price, reputation, scale, financial stability, responsiveness to market demand and effective personnel training and retention.

Our current and potential competitors include traditional software companies developing IoT technologies to seize new growth opportunities, existing IoT players in agriculture, property development and logistics industries and consumer electronics brands that are investing in in-house IoT capabilities, and other smaller companies focused on single niche segments. Our competitors and potential competitors could have substantial competitive advantages such as substantially greater financial, technical and marketing resources, greater name recognition, longer operating histories, greater client support resources, lower labor and development costs, and larger and more mature intellectual property portfolios. As a result, they may be able to compete more aggressively on pricing or devote greater resources to the development and promotion of technology and IoT services.

In addition, we have faced, and expect to continue to face, competition from new market entrants. Further, there is a risk that our clients may elect to increase their internal resources to satisfy their services needs as opposed to relying on a third-party service providers like us. Moreover, as we expand the scope and reach of our solutions, we may face additional competition. If one or more of our competitors were to merge or partner with other competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively. Increased competition could also result in price reductions, reduced operating margins and loss of our market share. We may be unable to compete successfully with existing or new competitors and competitive pressures may materially adversely affect our business, financial condition, results of operations and prospects.

If we fail to adopt new technologies to address evolving customer needs or emerging industry standards, our business may be materially and adversely affected.

The information technology industry has experienced rapid technological developments, changes in industry standards, changes in customer requirements and frequent new product introductions and improvements. If we are unable to respond quickly and successfully to these developments, we may lose our competitive position, and our products or technologies may become uncompetitive or obsolete.

Recent new technology trends such as artificial intelligence (AI), cloud computing, 5G, robotic process automation (RPA), IoT and hyper-connectivity continue to shape our industry and require us to keep pace with the changing technologies and evolving industry standards. Our ability to develop, alone or with third parties, or to acquire new products and services that are technologically innovative requires the investment of significant resources and can affect our competitive position. These acquisition and development efforts divert resources from other potential investments in our businesses, and they may not lead to the development of new commercially successful technologies, products, or services on a timely basis.

Our long-term success will depend on our ability to adapt quickly to rapidly changing technologies, to adapt our services and products to evolving industry standards and to improve the performance and reliability of our services and products. To achieve market acceptance for our product and service offerings, we must effectively anticipate and offer products and services that meet changing customer demands in a timely manner. Customers may require features and functionality that our current products and services do not have or cannot obtain. If we fail to develop products and services that satisfy customer preferences in a timely and cost-effective manner, our ability to retain existing customers and our ability to create or increase demand for our products will be harmed.

If we fail to comply with constantly evolving laws, regulations, and industry standards addressing information and technology networks, privacy, and data security, we could face penalties, liability, and reputational harm, and our business, operations, and financial condition could be adversely affected.

Along with our own confidential data and information retained in the normal course of our business, we or our partners collect and retain third party data, some of which is subject to certain laws and regulations. Our ability to analyze this data to provide the customer with an improved user experience is a valuable component of our services, but we cannot provide assurance that the data we require will be available from these sources in the future or that the cost of such data will not increase. If the data that we require is not available to us on commercially reasonable terms or at all, we may not be able to provide certain parts of our current or planned products and services, and our business, financial condition, results of operations, and cash flows could be materially adversely affected.

In addition, we may also collect and retain other sensitive types of data, including, among other things, audio recordings of telephone calls and video images of customer sites. We must comply with applicable laws and regulations governing the collection, retention, processing, storage, disclosure, access, use, security, and privacy of such information in addition to our own information security and privacy policies and applicable industry standards. The legal, regulatory, and contractual environment surrounding the foregoing continues to evolve, and there has been an increasing amount of focus on privacy and data security issues with the potential to affect our business. These privacy and data security laws, regulations, and standards, as well as contractual requirements, could increase our cost of doing business, and failure to comply with these laws, regulations, standards, and contractual requirements could result in government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity.

In the event of a breach of personal information that we hold or that is held by third parties on our behalf, we may be subject to governmental fines, imprisonment, legal claims, remediation expenses, and/or harm to our reputation. We could incur significant legal costs in defending existing or new claims or in the ultimate resolution of such claims, and we may suffer reputational harm and damage to our brand as a result of such claims or any related publicity. Further, if we fail to comply with applicable privacy and security laws, regulations, policies, and standards; properly protect the integrity and security of our facilities and systems and the data located within them; or defend against cybersecurity attacks; or if our third-party service providers, partners, or vendors fail to do any of the foregoing with respect to data and information assessed, used, stored, or collected on our behalf, our business, reputation, financial condition, results of operations, and cash flows could be materially adversely affected.

Examples of certain requirements we face include those with respect to Personal Data Protection Act 2010, Personal Data Protection Regulations 2013 and Communications and Multimedia Act 1998. These laws and regulations are examples of our need to comply with costly and complex requirements at state, federal, and international levels. As these requirements continue to evolve, and expand to additional jurisdictions, we may incur or be required to incur costs or change our business practices in a manner adverse to our business and failure to comply could result in significant penalties that may materially adversely affect our business, reputation, financial condition, results of operations, and cash flows.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, physical and e-commerce retail, digital content, web services, electronic devices, advertising, and other products and services that we offer or sell. Unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing our business activities. These regulations and laws cover taxation, privacy, data protection, cybersecurity, copyrights, trademarks, distribution of goods, employment, operation of unmanned aircraft systems, premises occupied by us and other matters.

Unfavorable regulations, laws, decisions, or interpretations by government or regulatory authorities applying those laws and regulations, or inquiries, investigations, or enforcement actions initiated by them, could increase our cost of doing business and require us to change our business practices in a manner materially adverse to our business, damage our reputation, impede our growth, or otherwise have a negative effect on our operations.

Our business depends on our customers’ continued and unimpeded access to the Internet and the development and maintenance of Internet infrastructure. Internet access providers may be able to block, degrade or charge for access to certain of our products and services, which could lead to additional expenses and the loss of customers.

Our products and services depend on the ability of our customers to access the Internet. Currently, this access is provided by companies having significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies and government-owned service providers. Some of these providers have the ability to take measures including legal actions, that could degrade, disrupt or increase the cost of user access to certain of our products and services by restricting or prohibiting the use of their infrastructure to support our products or services or charging increased fees to Internet users. Such interference could result in a loss of existing users, advertisers and goodwill, and could result in increased costs and could impair our ability to attract new customers, thereby harming our revenue and growth. Moreover, the adoption of any laws or regulations adversely affecting the growth, popularity or use of the Internet, including laws impacting Internet neutrality, could decrease the demand for our products and services and increase our operating costs. The legislative and regulatory landscape regarding the regulation of the Internet is subject to uncertainty.

Internationally, government regulation concerning the Internet, and in particular, network neutrality, may be developing or non-existent. Within such a regulatory environment, we could experience discriminatory or anticompetitive practices impeding both our and our customers’ domestic and international growth, increasing our costs or adversely affecting our business. Additional changes in the legislative and regulatory landscape regarding the regulation of the Internet, could harm our business, operating results and financial condition.

The drone industry is subject to various laws and government regulations which could complicate and delay our ability to introduce services, maintain compliance, and avoid violations, which could lead to increased costs or the interruption of business operations that could negatively impact our financial condition and results of operations.

We are developing our drone services business. The commercial drone operations industry is a regulated industry in Malaysia and many other jurisdictions. Flying drones is subject to permissions, licensing or clearance requirements from Civil Aviation Authority of Malaysia. These regulations include Civil Aviation Regulations 2016. While we endeavor to take all the steps necessary to comply with these laws and regulations, there can be no assurance that we can maintain compliance on a continuing basis. Failure to comply could result in monetary liabilities and other sanctions which could increase our costs or decrease our revenue resulting in a negative impact on our business, financial condition and results of operations.

Changes in trade policy such as the imposition of tariffs and the resulting consequences, may have adverse impacts on our business, results of operations and financial condition.

We cannot predict future trade policy, or tariffs and their impact on our business. To the extent that trade tariffs and other restrictions imposed by Malaysia or other countries increase the price of, or limit the amount of, components or materials used in our products and services imported into Malaysia or other countries we operate in the future, or create adverse tax consequences, the sales, cost or gross margin of our operations may be adversely affected and the demand from our customers for products and services may be diminished. Uncertainty surrounding international trade policy and disputes and protectionist measures could also have an adverse effect on consumer confidence and spending. If we deem it necessary to alter all or a portion of our activities or operations in response to such policies, agreements or tariffs, our capital and operating costs may increase. As a result, changes in international trade policy, changes in trade agreements and tariffs could adversely affect our business, results of operations and financial condition.

Risks Related to Operations in Malaysia

Our operations are subject to various laws and regulations in Malaysia.

Our business is regulated by various laws and regulations in Malaysia such as regulations on business licenses, intellectual property rights, employment, personal data and privacy, dividends, unmanned aircraft, distribution trade services and cybersecurity. Certain registrations, certificates and/or licenses for the conduct of our business are required under the above laws.

Based on our experience, some of the laws and regulations of the place where we operate our business are subject to amendments, uncertainty in interpretation and administrative actions from time to time. Therefore, we cannot assure you that, for the implementation of our business plans and the introduction of any new services or products, we will be able to obtain all the necessary registrations, certificates and/or licenses. Any failure to comply with the above laws and regulations may give rise to fines, administrative penalties and/or prosecution against us, which may adversely affect our reputation, financial condition or results of operation.

The economy of Malaysia in general might not grow as quickly as expected, which could adversely affect our revenues and business prospects.

Our business and prospects depend on the continuing development of the economy in Malaysia. We cannot assure you that the Malaysian economy will continue to grow at the same pace as in the past. Economic growth is determined by countless factors, and it is extremely difficult to predict with any level of absolute certainty. In the event that the Malaysian economy suffers, demand for the products we currently offer may diminish, which would in turn result in decreased likelihood of profitability. This could in turn result in a substantial need for restructuring of our business objectives and could result in a partial or entire loss of an investment in our company.

Developments in the social, political, regulatory and economic environment in Malaysia may have a material adverse impact on us.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in Malaysia. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation.

Negative developments in Malaysia’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. The Malaysian economy registered modest growth of approximately 3.1% in 2021 and after contraction of 5.6% in 2020, according to the Department of Statistics Malaysia. Although the overall Malaysian economic environment (in which we predominantly operate) appears to be positive, there can be no assurance that this will continue to prevail in the future. Economic growth is determined by countless factors, and it is extremely difficult to predict with any level of absolute certainty. Furthermore, on March 11, 2020, the World Health Organization or WHO declared the corona virus or COVID-19 a pandemic. To help counter the transmission of COVID-19, the government of Malaysia initiated movement control orders (“MCO”), the first effective March 18, 2020. The MCO had resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in Malaysia. The first MCO was extended three times, each for a two-weeks period, until May 12, 2020. On May 13, 2020, the MCO was eased to a Conditional Movement Control Order (“CMCO”) where most business sectors were allowed to operate under strict rules and Standard Operating Procedures mandated by the government of Malaysia. The CMCO was further relaxed, and on June 8, 2020, Malaysia moved into the Recovery Movement Control Order (“RMCO”). Due to a resurgence of COVID-19, CMCO was reimposed in the states of Sabah, Selangor, Kuala Lumpur and Putrajaya effective October 14, 2020. On November 7, 2020, the CMCO was extended to a wider geographical area to include another six states in the country. Effectively, ten of thirteen states in Malaysia were placed under CMCO with the exceptions of Perlis, Pahang and Kelantan. On January 1, 2021, the Government of Malaysia extended the Recovery Movement Control Order (“RMCO”) through March 31, 2021. On January 12, 2021, the Malaysian government declared a state of emergency nationwide to combat COVID-19. Intermittent lockdowns were imposed in various states and districts in the country. On March 5, 2021, lockdowns in most part of the country was eased to a CMCO, nevertheless, COVID-19 cases in the country continue to rise. On May 12, 2021, Malaysia was again put under a full lockdown nationwide, until the earlier of (i) daily COVID-19 cases infection of the country fall below 4,000; (ii) intensive Unit Care, or ICU, wards start operating at a moderate level; or (iii) 10% of the Malaysian population is fully vaccinated. The country is administering over 400,000 doses of COVID-19 vaccines daily. On July 17, 2021, the full lockdown was slightly eased as 13.9% of the Malaysian population was fully vaccinated, with another 30% having received at least one dose of the vaccine. Malaysia’s COVID-19 restrictions were eased progressively over the course of 2022, with the country eventually reopening its borders and discontinuing the requirement for face masks. On May 5, 2023, the WHO ended the emergency status for COVID-19. However, COVID-19 is still a significant public health problem and will continue to challenge health systems worldwide long term. The extent to which the coronavirus may continue to adversely impact the Malaysian economy is uncertain. In the event that the Malaysia economy suffers, demand for our products may diminish, which would in turn result in adverse impacts on our revenues, cash flows, financial condition and business prospect.

We face the risk that changes in the policies of the Malaysian government could have a significant impact upon the business we may be able to conduct in Malaysia and the profitability of such business.

Policies of the Malaysian government can have significant effects on the economic conditions of Malaysia. A change in policies by the Malaysian government could adversely affect our interests by, among other factors: changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports or sources of supplies, or the expropriation or nationalization of private enterprises. We cannot assure you that the government will continue to pursue current policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting Malaysia’s political, economic and social environment.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of the RM against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in Malaysia’s political and economic conditions. The value of our ordinary shares will be indirectly affected by the foreign exchange rate between U.S. dollars and RM and between those currencies and other currencies in which our sales may be denominated. Appreciation or depreciation in the value of the RM relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Currently, we rely entirely on revenues earned in Malaysia, any significant revaluation of RM may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into RM for our operations, appreciation of the RM against the U.S. dollar could cause the RM equivalent of U.S. dollars to be reduced and therefore could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our RM into U.S. dollars for the purpose of making dividend payments on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the RM, the U.S. dollar equivalent of the RM we convert would be reduced. In addition, the depreciation of significant U.S. dollar denominated assets could result in a change to our operations and a reduction in the value of these assets.

We are subject to foreign exchange control policies in Malaysia.

The ability of our subsidiaries to pay dividends or make other payments to us may be restricted by the foreign exchange control policies in the countries where we operate. For example, there are foreign exchange policies in Malaysia which support the monitoring of capital flows into and out of the country in order to preserve its financial and economic stability. The foreign exchange policies are administered by the Foreign Exchange Administration, an arm of Bank Negara Malaysia (“BNM”), the central bank of Malaysia. The foreign exchange policies monitor and regulate both residents and non-residents. Under the current Foreign Exchange Administration rules issued by BNM, non-residents are free to repatriate any amount of funds from Malaysia in foreign currency other than the currency of Israel at any time (subject to limited exceptions), including capital, divestment proceeds, profits, dividends, rental, fees and interest arising from investment in Malaysia, subject to any withholding tax. In the event BNM or any other country where we operate introduces any restrictions in the future, we may be affected in our ability to repatriate dividends or other payments from our subsidiaries in Malaysia or in such other countries. Since we are a Cayman Islands holding company and rely principally on dividends and other payments from our subsidiaries for our cash requirements, any restrictions on such dividends or other payments could materially and adversely affect our liquidity, financial condition and results of operations.

Because our principal assets are located outside of the United States and all of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights based on U.S. federal securities laws against us or our officers and directors or to enforce a judgment of a United States court against us or our officers and directors in Malaysia.

All of our directors and officers are nationals and residents of a country other than the United States and all of their assets are located outside the United States. In addition, all of our assets are located outside of the United States. It may therefore be difficult for investors in the United States to effect service of process within the United States upon us or our directors and officers or to enforce their legal rights based on the civil liability provisions of the U.S. federal securities laws against us or our directors and officers in the courts of either the U.S., Cayman Islands or Malaysia and, even if civil judgments are obtained in U.S. courts, to enforce such judgments in Malaysian courts.

Failure to comply with the U.S. Foreign Corrupt Practices Act and Malaysia anti-corruption laws could subject us to penalties and other adverse consequences.

We are required to comply the Malaysia’s anti-corruption laws and the United States Foreign Corrupt Practices Act (“FCPA”), which generally prohibit U.S.-based companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business, directing business to another, or securing an advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. Under the FCPA, U.S. companies may be held liable for the corrupt actions taken by directors, officers, employees, agents, or other strategic or local partners or representatives. As such, if we or our intermediaries fail to comply with the requirements of the FCPA or similar legislation, governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results and financial condition.

Risks Related to Ownership of Our Ordinary Shares

The price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you could lose all or part of your investment.

Our periodic operating results are likely to fluctuate as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could subject the market price of our ordinary shares to wide price fluctuations regardless of our operating performance. You may not be able to resell your shares at or above price you paid or at all. The trading price of our ordinary shares may fluctuate in response to various factors, including:

●	variations in our operating results compared to market expectations;

●	adverse publicity about us, the industries we participate in or individual scandals;

●	announcements of new offerings or significant price reductions by us or our competitors;

●	stock price performance of our competitors;

●	fluctuations in stock market prices and volumes;

●	changes in senior management or key personnel;

●	changes in financial estimates by securities analysts;

●	negative earnings or other announcements by us or our competitors;

●	incurrence of indebtedness, defaults on indebtedness, or issuances of additional capital stock;

●	global economic, legal and regulatory factors unrelated to our performance; and

●	the other factors listed in this “Risk Factors” section.

Any of these factors may result in large and sudden changes in the volume and price at which the ordinary shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. Volatility in the market price of our ordinary shares may also prevent investors from being able to sell their shares at or above the price at which they acquired our shares. As a result, you may suffer a loss on your investment.

We may not be able to maintain a listing of our ordinary shares on Nasdaq.

We must meet certain financial and liquidity criteria to maintain the listing of our ordinary shares on Nasdaq. If we fail to meet Nasdaq’s continued listing requirements, our ordinary shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our ordinary shares from Nasdaq may materially impair our shareholders’ ability to buy and sell our ordinary shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our ordinary shares. The delisting of our ordinary shares could significantly impair our ability to raise capital and the value of your investment.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the shares and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.

We have never paid cash dividends on our ordinary shares and do not intend to pay dividends for the foreseeable future.

We have paid no cash dividends on our ordinary shares to date and we do not anticipate paying cash dividends in the near term. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our ordinary shares. Accordingly, investors must be prepared to rely on sales of their ordinary shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our ordinary shares. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

Raising additional capital may cause dilution to our shareholders or restrict our operations.

To support our expanding business, we may need additional capital to continue to make significant investments in our new and existing business. We cannot assure you that cash generated by our operations will be sufficient to allow us to fund such expansion. If cash flows from operations are not sufficient, we may need additional equity or debt financing to provide the funds required to expand our business. If such financing is not available on satisfactory terms or at all, we may be unable to expand our business or to develop new business at the rate desired and our operating results may suffer. Debt financing increases expenses which may contain covenants that restrict the operation of our business, and must be repaid regardless of operating results. Equity financing, or debt financing that is convertible into equity, could result in additional dilution to our existing shareholders.

Our inability to obtain adequate capital resources, whether in the form of equity or debt, to fund our business and growth strategies may require us to delay, scale back or eliminate some or all of our operations or the expansion of our business, which may have a material adverse effect on our business, operating results, financial condition or prospects.

We may issue additional equity or debt securities, which are senior to our ordinary shares as to distributions and in liquidation, which could materially adversely affect the market price of our ordinary shares.

In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our shareholders. In addition, any additional preferred stock, if issued by our company, may have a preference with respect to distributions and upon liquidation, which could further limit our ability to make distributions to our shareholders. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing.

Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your ordinary shares and diluting your interest in our company.

We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our shareholders could receive less information than they might expect to receive from more mature public companies.

We qualify as an “emerging growth company” under the JOBS Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, although if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the end of any second fiscal quarter before that time, we would cease to be an emerging growth company as of the following year end.

Because we are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our ordinary shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our ordinary shares.

As of the date of this Annual Report, we are a “controlled company” under the rules of Nasdaq.

Under Nasdaq’s rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including, without limitation, (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating committee comprised solely of independent directors. As of the date of this Annual Report, ARB Berhad beneficially owns 25,000,000 ordinary shares of our company and will be able to exercise approximately 94.56% of our total voting power. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. Although we currently do not intend to rely on the “controlled company” exemption, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause our ordinary shares to look less attractive to certain investors or otherwise harm our trading price.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Malaysia or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	Section 14 of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	Section 16 of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we may publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC in reports on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the Cayman Islands, in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors”; or

●	hold an annual meeting of shareholders no later than one year after the end of our fiscal year.

As a result, if we rely on some of these exemptions, our shareholders may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

If the ownership of our ordinary shares continues to be highly concentrated, it may prevent you and other minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.

As of the date of this Annual Report, ARB Berhad owns approximately 94.56% of the Company’s voting power. As a result, it owns shares sufficient for majority votes over all matters requiring shareholder votes, including: the election of directors; mergers, consolidations, and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; amendments to our amended and restated memorandum and articles of association; and our winding up and dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders. The interests of ARB Berhad may not always coincide with our interests or the interests of our other shareholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of our company. Also, ARB Berhad may seek to cause us to take courses of action that, in its judgment, could enhance its investment in us, but which might involve risks to our other shareholders or adversely affect us or our other shareholders. As a result, the market price of our shares could decline, or shareholders might not receive a premium over the then-current market price of our shares upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of our shares because investors may perceive disadvantages in owning shares in a company with significant shareholders.

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares at a premium.

Our amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be materially and adversely affected. In addition, our amended and restated memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor.

General Risk Factors

We may have difficulty scaling and adapting our existing infrastructure to accommodate a larger customer base, technology advances or customer requirements.

In the future, advances in technology, increases in traffic, and new customer requirements may require us to change our infrastructure, expand our infrastructure or replace our infrastructure entirely. Scaling and adapting our infrastructure are likely to be complex and require additional technical expertise. If we are required to make any changes to our infrastructure, we may incur substantial costs and experience delays or interruptions in our service. These delays or interruptions may cause customers to become dissatisfied with our service and move to competing service providers. Our failure to accommodate increased traffic, increased costs, inefficiencies or failures to adapt to new technologies or customer requirements and the associated adjustments to our infrastructure could harm our business, financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Our Corporate History

In October 1997, ARB Berhad, our controlling shareholder, was incorporated in Malaysia. Since February 2004, it has been listed on the Main Market of Bursa Malaysia Securities Berhad. ARB Berhad commenced IoT business in 2019, starting with offering smart home and building solutions.

On March 1, 2022, ARB IOT Group Limited was incorporated under the laws of Cayman Islands as an indirect wholly owned subsidiary of ARB Berhad. Following the completion of a restructuring in March 2022, ARB IOT Group Limited became an indirect holding company of our operating subsidiaries which conduct IoT Smart Home & Building, IoT Smart Agriculture, IoT System Development and IoT Gadget Distribution businesses in Malaysia.

On June 9, 2022, we subdivided all of our 50,000 authorized shares of par value $1.00 each into 500,000,000 shares, par value $0.0001 each, resulting in our existing shareholder holding 10,000 ordinary shares of par value $0.0001. On June 9, 2022, an additional 9,990,000 ordinary shares were issued to ARB IOT Limited for a purchase price of $0.0001 per share. On September 19, 2022, ARB IOT Limited subscribed for another 15,000,000 ordinary shares, at a purchase price of $0.0001 per share.

On April 10, 2023, we closed our initial public offering of 1,250,000 ordinary shares, at an offering price of $4.00 per ordinary share, for gross proceeds of approximately $5.0 million. Our ordinary shares began trading on The Nasdaq Capital Market on April 5, 2023, under the symbol “ARBB.” On April 25, 2023, we completed the sale of an additional 187,500 ordinary shares at the public offering price of $4.00 per share, pursuant to the exercise by the underwriter of the over-allotment option, in full, granted to it in connection with our initial public offering.

On September 29, 2023, ARB IOT Limited who then directly held 25,000,0000 ordinary shares of the Company (the “Shares”), declared a dividend in specie of the Shares to be paid to ARB Holdings Sdn. Bhd., the sole shareholder of ARB IOT Limited. On October 2, 2023, ARB Holdings Sdn. Bhd. declared a dividend in specie of the Shares to be paid to ARB Berhad, the sole shareholder of ARB Holdings Sdn. Bhd. As a result, ARB Berhad directly holds the Shares and owns 94.56% of our outstanding ordinary shares as of the date of this Annual Report.

We operate our business through our indirect subsidiaries in Malaysia. The following diagram illustrates our corporate structure as of the date of this Annual Report.

ARB Berhad
94.56%
ARB IOT Group Limited
100%
ARB IOT (M) Sdn Bhd
100%
ARB IOT Group Sdn Bhd
100%
ARB Lab Sdn Bhd
100%
ARB R&D Sdn Bhd
100%
ARB Innovation Sdn Bhd
100%
ARB R1 Technology Sdn Bhd
100%
ARB AI Sdn Bhd
100%
ARBIOT Sdn Bhd
100%
ARB Robotic Sdn Bhd
100%
ARB Intelligence Sdn Bhd
100%
ARB AI Agro Sdn Bhd
100%
ARB Agro Technology Sdn Bhd
100%
ARB 5G Sdn Bhd
100%
ARB Big Data Sdn Bhd
100%
ARB Techsymbol Sdn Bhd
100%
ARB Logistic Technologies Sdn Bhd
51%
ARB WMS Technologies Sdn Bhd
100%
ARB Information Sdn Bhd
100%
ARB AI Technology Sdn Bhd

Operating Subsidiaries

ARB Lab Sdn. Bhd. (“ARB Lab”) was incorporated in Malaysia as a private company limited by shares on December 16, 2020, with an issued and paid-up capital of RM1,000,000 comprising one million (1,000,000) ordinary shares. Subsequently, ARB Lab has issued four hundred thousand (400,000) preference shares with an issue price of RM0.001 to Polo Jasa Sdn. Bhd. Consequently, the issued share capital of ARB Lab has increased to RM1,000,400. The principal activities of ARB Lab are research and development of IT and IoT for software and hardware and investment holding.

ARB R&D Sdn. Bhd. (“ARB R&D”) was incorporated in Malaysia as a private company limited by shares on April 2, 2021, with an issued and paid-up capital of RM1 comprising one (1) ordinary share. The principal activities of ARB R&D are research & development of IT and IoT related software and hardware and investment holding.

ARB Innovation Sdn. Bhd. (“ARB Innovation”) formerly known as Aberys Innovation Sdn. Bhd. was incorporated in Malaysia as a private company limited by shares on July 5, 2021, with an issued share capital of RM1 comprising one (1) ordinary share. It was acquired by ARB R&D on September 23, 2021. The principal activities of ARB Innovation are providing hardware, software, product development, installation and training to merchant clients.

ARB R1 Technology Sdn. Bhd. (“ARB R1 Technology”) formerly known as ARB Ukmresearch Technology Sdn. Bhd. was incorporated in Malaysia as a private company limited by shares on September 30, 2021, with an issued share capital of RM1 comprising one (1) ordinary share. It was acquired by ARB R&D on May 10, 2022. The principal activities of ARB R1 Technology are research and development on engineering and technology.

ARB AI Sdn. Bhd. (“ARB AI”) was incorporated in Malaysia as a private company limited by shares on February 3, 2021, with an issued and paid-up capital of RM1 comprising one (1) ordinary share. The principal activities of ARB AI are management consultancy services and IT services.

ARBIOT Sdn. Bhd. (“ARBIOT”) was incorporated in Malaysia as a private company limited by shares on March 26, 2019, with an issued and paid-up capital of RM100 comprising one hundred (100) ordinary shares. On May 8, 2019 and February 26, 2021, ARBIOT increased its share capital to RM1,009,900 comprising one hundred million (100,000,000) ordinary shares. On December 31, 2021, ARB AI acquired the remaining 1% equity interest of ARBIOT from ARB Development Sdn. Bhd. Consequently, ARBIOT became a wholly-owned subsidiary of ARB AI. On June 12, 2023, ARBIOT effected a share combination at a ratio of 1:500, as a result of which the company’s share capital has become RM1,009,900, comprising two hundred thousand (200,000) ordinary shares. The principal activities of ARBIOT are providing IoT, internet and multimedia development, consultancy services, information control commission and installation, marketing consultants and smart office system.

ARB Robotic Sdn. Bhd. (“ARB Robotic”) was incorporated in Malaysia as a private company limited by shares on February 8, 2021, with an issued and paid-up capital of RM1 comprising one (1) ordinary share. On June 25, 2021, ARB Robotic increased its paid-up capital to RM100 comprising one hundred (100) ordinary shares whereby ten (10) ordinary shares were allotted to ARB Distribution and eighty-nine (89) ordinary shares were allotted to ARB Digital Technology Sdn. Bhd. Consequently, ARB IOT Group Sdn. Bhd. acquired 90% equity interests from ARB Digital Technology Sdn. Bhd. on October 8, 2021. As a result, ARB IOT Group Sdn. Bhd. now directly holds 90% equity interests, and its 51% owned subsidiary ARB Distribution owns the remaining 10% equity interests of ARB Robotic. On May 25, 2023, ARB IOT Group Sdn. Bhd. acquired a 10% equity interest in ARB Robotic from ARB Distribution. As a result, ARB IOT Group Sdn. Bhd. directly holds 100% equity interests in ARB Robotic. The principal activities of ARB Robotic are management consultancy services and IT services.

ARB Intelligence Sdn. Bhd. (“ARB Intelligence”) was incorporated in Malaysia as a private company limited by shares on June 21, 2018 with an issued share capital of RM100 comprising one hundred (100) ordinary shares. On April 13, 2021, ARB Intelligence has increased its share capital to RM1,000 comprising one thousand (1,000) ordinary shares. Subsequently, ARB Intelligence became a wholly-owned subsidiary of ARB Robotic after ARB Intelligence was acquired by ARB Robotic on July 8, 2021 for 100% of its equity interests. The principal activities of ARB Intelligence are providing information services and management consultancy services.

ARB AI Agro Sdn. Bhd. (“ARB AI Agro”) was incorporated in Malaysia as a private company limited by shares on May 18, 2021, with an issued and paid-up capital of RM1 comprising one (1) ordinary share. The principal activities of ARB AI Agro are investment holding and IT services.

ARB Agro Technology Sdn. Bhd. (“ARB Agro Tech”) formerly known as Digital Agrophonic Sdn. Bhd. was acquired by ARB AI Agro on June 3, 2021 for 90% of its equity interests. On October 12, 2021, ARB AI Agro acquired the remaining 10% equity interests of ARB Agro Tech. Consequently, ARB Agro Tech became a wholly-owned subsidiary of ARB AI Agro. ARB Agro Tech was incorporated in Malaysia as a private company limited by shares on May 27, 2021, with an issued share capital of RM1,000 comprising of one thousand (1,000) ordinary shares. The principal activities of ARB Agro Tech are providing investment holding and IT services.

ARB 5G Sdn. Bhd. (“ARB 5G”) was incorporated in Malaysia as a private company limited by shares on March 10, 2021, with an issued and paid-up capital of RM1 comprising one (1) ordinary share. On December 20, 2021, ARB 5G increased its share capital to RM100 comprising one hundred (100) ordinary shares. The principal activities of ARB 5G are management consultancy services and IT services.

ARB Big Data Sdn. Bhd. (“ARB Big Data”) was incorporated in Malaysia as a private company limited by shares on June 22, 2021, with an issued and paid-up capital of RM1 comprising of one (1) ordinary share. The principal activities of ARB Big Data are IT services and information services.

ARB Techsymbol Sdn. Bhd. (“ARB Techsymbol”) was incorporated in Malaysia as a private company limited by shares on February 8, 2021, with an issued and paid-up capital of RM1 comprising one (1) ordinary share. On October 8, 2021, ARB IOT Group Sdn. Bhd. has acquired the entire equity interest from ARB Digital Technology Sdn. Bhd. The principal activities of ARB Techsymbol are IT services and management consultancy services.

ARB Logistic Technologies Sdn. Bhd. (“ARB Logistic Technologies”) was incorporated in Malaysia as a private company limited by shares on January 25, 2021, with an issued and paid-up capital of RM100,000 comprising one hundred thousand (100,000) ordinary shares. Subsequently, ARB Logistic Technologies became 51% owned subsidiary of ARB Techsymbol on February 22, 2021 after acquiring 51% equity interest from ARB Digital Technology Sdn. Bhd. It became a wholly-owned subsidiary of ARB Techsymbol after ARB Techsymbol acquired the remaining 49% equity interests on July 12, 2021 from BCSSoft Sdn. Bhd. The principal activities of ARB Logistic Technologies are information services and management consultancy services.

ARB WMS Technologies Sdn. Bhd. (“ARB WMS Technologies”) formerly known as Bluewave WMS Technologies was incorporated in Malaysia as a private company limited by shares on July 6, 2021, with an issued share capital of RM1 comprising of one (1) ordinary share. On August 12, 2021, ARB WMS Technologies increased its issued share capital of RM100,000 comprising of one hundred thousand (100,000) ordinary shares whereby fifty one thousand (51,000) ordinary shares were allotted to ARB Techsymbol for 51% of its equity interests. The principal activities of ARB WMS Technologies are providing IT services and investment holding.

ARB Information Sdn. Bhd. (“ARB Information”) was incorporated in Malaysia as a private company limited by shares on March 14, 2022, with an issued and paid-up capital of RM1 comprising of one (1) ordinary share. The principal activities of ARB Information are providing IT services and investment holding.

ARB AI Technology Sdn. Bhd. (“ARB AI Technology”) was incorporated in Malaysia as a private company limited by shares on March 16, 2022, with an issued and paid-up capital of RM1 comprising of one (1) ordinary share. The principal activities of ARB AI Technology are providing IT services and investment holding.

Recent Developments

Share Distribution

On September 29, 2023, ARB IOT Limited who then directly held 25,000,0000 ordinary shares of the Company (the “Shares”), declared a dividend in specie of the Shares to be paid to ARB Holdings Sdn. Bhd., the sole shareholder of ARB IOT Limited.

On October 2, 2023, ARB Holdings Sdn. Bhd. declared a dividend in specie of the Shares to be paid to ARB Berhad, the sole shareholder of ARB Holdings Sdn. Bhd. As a result, ARB Berhad directly holds the Shares as of the date of this Annual Report.

On October 17, 2023, ARB Berhad announced that it intends to, upon its shareholders’ approval, distribute up to 23,517,207 of our ordinary shares held by it to its shareholders, at a ratio of 14 of our ordinary shares for every 1,000 shares of ARB Berhad.

Disposition of Subsidiaries

On October 6, 2023, we transferred all the equity interests of ARB Midware Sdn. Bhd., a Malaysian subsidiary engaged in the provision of management consultancy and information services, to a third party in consideration for RM1.00. As a result of this disposition, ARB Midware Sdn. Bhd., as well as its 51% owned subsidiary, ARB Distribution Sdn. Bhd., are no longer part of our company.

4.B. Business Overview

Overview

We are a provider of complete solutions to our clients for the integration of Internet of Things (“IoT”) systems and devices from designing to project deployment. We offer a wide range of IoT systems as well as provide customers a substantial range of services such as system integration and system support service. We deliver holistic solutions with full turnkey deployment from designing, installation, testing, pre-commissioning, and commissioning of various IoT systems and devices as well as integration of automated systems, including installation of wire and wireless and mechatronic works.

Recent new technology trends such as artificial intelligence (AI), cloud computing, 5G, robotic process automation (RPA), IoT and hyper-connectivity continue to transform businesses and drive companies to seek digital changes to meet evolving demands of customers. We have built up an IoT development ecosystem to help our customers address the challenges and opportunities brought by new digital technologies, offering an array of design and development system software, application software and other software in providing digital solutions for various processes, sub-processes, transactions and activities.

Currently, we have organized our operations into four business lines:

●	IoT Smart Home & Building. Design and implement smart home & building solutions which can integrate a range of electrical appliances, centralized control and remote monitoring, accessible via mobile devices and Windows operating systems.

●	IoT Smart Agriculture. Carry out services of supply, installation, commissioning and testing of smart hydroponic and farming systems which include IoT concept and functionality to the existing systems.

●	IoT System Development. Provide industrial building management system on construction projects to improve the efficiency and accuracy of construction projects. We are also expanding into warehouse management system, point-of-sale system as well as drone services for farms and plantations.

●	IoT Gadget Distribution. Support the marketing and sales of mobile gadget accessories by resellers, distributors and retailers, who are responsible for distribution to end users in Malaysia.

We have benefited from ARB Berhad’s experience, reputation and network in the IT industry. Prior to the completion of our initial public offering on April 10, 2023, we operated as an operating segment of ARB Berhad. As an operating segment of a seasoned public company, we have gained from established business processes and a veteran leadership team, allowing us to focus our attention on growing and developing our IoT business. While our history with ARB Berhad has provided us with certain competitive advantages, we believe that the separation and our initial public offering and listing on the Nasdaq help promote clearer segregation of business responsibilities and operations for the IoT segment, thereby enabling efficient allocation of resources to accelerate the growth of our IoT business, and allow us to have direct access to a globally recognized stock exchange, which may increase our financial flexibility to explore expansion and growth prospects and enhance our corporate reputation and recognition.

Our revenue increased from approximately $10.8 million for the fiscal year ended June 30, 2021 to approximately $94.9 million for the fiscal year ended June 30, 2022, an increase of $84.1 million, or 780.7%. Revenue decreased from approximately $94.9 million for the fiscal year ended June 30, 2022 to approximately $51.9 million for the fiscal year ended June 30, 2023, a decrease of $43.0 million or 45.3%. Our profit increased from approximately $4.0 million for the fiscal year ended June 30, 2021 to approximately $15.7 million for the fiscal year ended June 30, 2022, an increase of $11.7 million or 288.4%. Profit decreased from approximately $15.7 million for the fiscal year ended June 30, 2022 to approximately $5.9 million for the fiscal year ended June 30, 2023, a decrease of $9.8 million or 62.4%.

Our Competitive Strengths

We believe the following competitive strengths are essential to our success and differentiate us from our competitors:

●	Strong Core Competencies of Our In-House Research and Development. We invest resources in research and development to enhance our existing IT solutions and develop new IT platform and improve our core technology. We expect to continue to expand the capabilities of our technology in the future and to invest significantly in continued research and development efforts. Our in-house R&D team is able to provide innovative solutions and user-friendly products. We are a customer-centric aggregator (platform and service enabler) who constantly seek to innovate new solutions and keep abreast with the new industry trends through continuous market research and maintain constant communication with strategic partners. Our R&D team is backed by a group of experienced chief scientific advisors who are responsible for working closely with the industrial needs that eventually will result in new or improved products, processes, systems or services that can increase our clients’ productivity.

●	Extensive National Sales and Distribution Network. ARB IOT Group’s IoT gadget distribution business has an extensive sales and distribution network of mobile gadget accessories from reputable brands, with approximately 1,100 resellers and retailers, covering every major cities in Malaysia. We can leverage on our existing reseller network to sell the mobile gadget accessories to the end users and scout for cross-selling opportunities throughout the existing business networks.

●	Capability in Large Scale Engagements. ARB IOT Group has demonstrated its ability to implement large scale IoT deployments, differentiating itself from its competitors who primarily occupy the small and medium scale space, leading it to be perceived as a top-tier IoT system integrator. This allows ARB IOT Group to compete more effectively against larger players in future large scale implementation projects and secure collaborations with industry-leading players.

●	Ability to Integrate Solutions from a Variety of Vendors. In the “Smart Home” space, ARB IOT Group has the capability to develop centralized control and monitoring solutions that can integrate a wide range of smart home devices and allow users to access these solutions via smartphone or desktop applications.

●	Experienced Key Management Personnel. Our company’s success is supported by an experienced and committed key management team led by our Chairman and Chief Executive Officer, Dato’ Sri Liew Kok Leong who has more than 20 years of experience in IT industry. Dato’ Sri Liew Kok Leong plays a pivotal role in the growth and development of ARB IOT Group since ARB Berhad’s diversification efforts to include the provision of information technology solutions and services and related activities in 2018. Dato’ Sri Liew Kok Leong has made contributions to the growth of ARB IOT Group with his management, business knowledge and experience in the industry. Dato’ Sri Liew Kok Leong is supported by the key management who have diverse experience in their respective fields, from finance to sales and marketing. Their combined experience, coupled with their drive and passion for our business have been instrumental to our company’s growth strategies and success. Our strategic planning and direction, and technology leadership have given us the competitive advantage to compete effectively with competitors. Dato’ Sri Liew Kok Leong has won an award from the prestigious Asia Pacific Enterprise Awards (“APEA”). APEA is a regional award recognition program recognizing entrepreneurial excellence. It aims to band leading entrepreneurs and organizations across Asia to spur greater innovation, fair practices and growth in entrepreneurship, creating a successful entrepreneurial ecosystem which will then shape Asia to sustainable economic and social growth.

Our Market Opportunity – ASEAN Region

We mainly focus on IoT growth market in ASEAN region, driven by favorable factors such as rapid urbanization, proliferation of technology and mobile devices and shift from traditional agriculture to IoT agriculture in ASEAN countries. We aim to be one of the top IoT player in the ASEAN region, particularly in the agriculture, property development and logistic industries. We anticipate to collaborate with local partners for IoT products and services to penetrate the local market of ASEAN countries.

According to data from Analysys Mason, a world’s leading management consultancy, total IoT revenue in Singapore is projected to be $714 million in 2025, of which connectivity and services will account for $95 million while applications will account for $349 million. The numbers signal Singapore’s position as the epicenter and hub for IoT Technology in ASEAN as infrastructures have been laid out to support IoT deployments in both the public and private sectors.

We expect to set up a regional center in Singapore to support our IoT business for ASEAN countries. Other than the existing sales office in Malaysia, we also plan to establish sales representative offices in other major ASEAN cities such as Jakarta, Phnom Penh, Manila, Bangkok, Hanoi and Ho Chi Minh City.

Our Services and Solutions

IoT Smart Home & Building

We offer smart home solutions which include design, procurement and provision of smart home products and devices, integration services as well as comprehensive professional electrical wire installation and home data network setup for homeowners.

Smart home functionality is fast becoming an essential feature for new home buyers. In a smart home system, various home electrical appliances and devices are integrated thus connecting the kitchen, living room, study room, bed room etc. through a centralized control and remote monitoring smart home network. This allows homeowners to remotely control and monitor various electrical appliances and devices such as closed- circuit television (CCTV), lighting and air-conditioning via mobile devices (iOS and Android). In this way, we create smart surroundings which make the lives of the people more convenient and comfortable. We work closely with all stakeholders to develop a solution that would reflect their idea contributions.

We also provide smart building solutions which include design, procurement, installation, testing, pre-commissioning and commissioning of various IoT systems, solutions and devices as well as integration of automated systems for smart buildings, including installation of wire and wireless and mechatronic works for property developers and contractors.

With a smart building system, building managers will be able to remotely control and monitor various aspects of a building including security, temperature control, ventilation and energy saving features.

IoT Smart Agriculture

We started venturing into the provision of customized IoT systems and solutions for the agriculture industry in 2021. Hydroponic farming is a type of modern farming technique which involves the usage water to replace soil to grow plants. In the absence of soil, the roots of plants are exposed to water and nutrient rich solutions that contain all the nutrients and substances required to grow a plant. Computerized hydroponics system or smart hydroponic system is a type of agriculture technology that is increasingly used to maximize yield, productivity and efficiency while reducing costs. It plays a role in facilitating better management of limited resources for farming such as land, in order to feed a growing population, thus promoting sustainability.

Features such as sensors, which are connected to the Internet, can be installed in trays filled with water and nutrient solutions to monitor temperature, moisture, lighting, humidity and the pH of the water built within the system. From that, the information and data gathered from the sensors can be uploaded to a cloud server to enable farm operators to remotely monitor and control (via the Internet or through smart devices) parameters such as water level, room temperature and nutrient rich water-based solution in real time. In addition, the smart system can also be designed to alert farmers whenever there are any potential problems detected by the sensors, such as disease and lack of water or nutrients. In turn, this can allow farm operators to take preventive or mitigative actions. These smart features can assist farm operators in maximizing yield and improving crop quality.

Our IoT smart agriculture solutions involve the following:

(i)	design the layout of the smart farm for the application and integration of IoT in farming and hydroponics, which includes the procurement of sensors and surveillance cameras as well as other relevant hardware that are essential in a farm (e.g., nutrient controllers, seedling tray, water tank and piping system);

(ii)	design software to enable transfer of data from the smart farm to a cloud server, which can then be accessed remotely via smart devices;

(iii)	install, test and commission the hardware and software to ensure that the smart farm operates as intended; and

(iv)	provide after-sales services such as data analytics and periodic maintenance services.

IoT System Development

We procure, supply and deliver to our customers industrial building systems to meet their operational requirements. IBS is a technique of construction whereby components are manufactured in a controlled environment, either at site or off site, placed and assembled into construction works. This allows us to increase productivity and quality at construction sites. It needs close management to avoid the issues and obstacles that occur during timely delivery of construction components on the site.

Three main benefits gained by implementing IBS from the contractors’ perspective are (i) IBS increases the productivity of construction works, (ii) IBS reduces concrete mixing activities at construction sites and (iii) IBS reduces the overall duration of construction work. These results indicate that the contractors are focusing more on completing construction works with the help of IBS implementation at construction sites. Also with IBS, our clients are able to minimize the problem of site mismanagement/disorganization through a significant reduction of in-situ wet concrete works.

In addition, our IBS is equipped with IoT technologies that are designed to connect machines and provide accurate tracking of workloads. The adoption of IoT technologies in the construction process can assist with planning and skillful management of human and physical resources, improve productivity levels and reduce construction time and cost. IoT technologies such as building information modeling, sensor, big data and remote operation have the potential to reshape the IBS systems and the overall construction industry. We intend to further develop and optimize our IBS systems with additional IoT applications.

From 2021 to 2023, we began to enter into new sectors such as digital warehouse management systems, point-of-sale systems and agricultural drone services, as we aim to establish a versatile IoT system development ecosystem providing automation technologies and digital solutions for a range of industries.

IoT Gadget Distribution

Our IoT Gadget Distribution line offers supply chain and distribution of smart phones, accessories and ICT and IoT products with an extensive sales and distribution network throughout Malaysia. Our services for the marketing and sales of mobile gadget accessories to resellers, distributors and retailers, who are responsible for distribution to end users in Malaysia include, among other things:

●	warranty services, namely return and replacement for defective products;

●	customer care line and online chat support to help customers solve problems and provide guidance;

●	tracking and status updates for product delivery (end to end until product delivery is complete);

●	pre-installation for certain products; and

●	notifications of future product launch

We cover approximately over 500 types of mobile gadget accessories such as smart phones, outdoor and indoor cameras of different types, wireless fast chargers, headphones and ear buds, screen protector, mobile pen, speaker, mobile covers, keyboard and wire ban. As we are well verse in the telecommunication solutions and products distribution, we are able to provide one-stop telecommunication solutions for resellers, distributors and retailers with multitude of IT products and services, thereby gaining loyalty through efficiency, convenience and excellent customer experiences.

Our Customers and Suppliers

IoT Smart Home and Development

Our smart home and building business has secured a large order book since its launch in 2019, serving Selangor, Perak and Penang, the population of which three states in aggregate account for approximately 33.1% of Malaysia’s total population. This provides us with a platform for continuing business success and growth.

We source the hardware and software required for the smart home and building systems from various reputable suppliers and distributors locally. We do not have any long-term supply agreements.

IoT Smart Agriculture

We offer smart farming and hydroponics IoT solutions to farm operators. Our services include initial setup and maintenance such as replacement of sensors, filters, and plant nutrient solutions for the farm operators. With the provision of maintenance service, we are able to retain the farm operators and increase our recurring income, while growing our customer base.

We completed constructing and deploying hydroponics IoT solutions on approximately 30 acres of land in Cameron Highlands, Pahang, Malaysia to plant various types of fruits and vegetables, generating approximately $37.7 million in revenue for the year ended June 30, 2022. Additionally, we completed construction and deployment of our newly developed IoT smart farming system on approximately 35 acres of lands in Kampung Tokdor, Terrengganu, Malaysia to plant fruits and vegetables, generating approximately $35.4 million in revenue for the year ended June 30, 2023.

We do not manufacture any of the smart agriculture products that we sell through our distribution channels. We purchase the hardware and software required for the IoT smart agriculture solutions from local suppliers. We do not have any long-term supply agreements.

IoT System Development – IBS Systems

We started providing IBS systems to developers on construction projects in 2021. Our customers in this space are primarily comprised of large property developers and construction contractors as they are open to and have financial resources for adopting digital and automation technologies. Although we are relatively new to this field, our early-stage approach, focusing on improving efficiency and productivity for companies instead of merely tackling operational issues, distinguishes us and places us in a competitive position to develop potential business and opportunities with clients.

We source the hardware and software required for the IBS systems from local suppliers. We do not have any long-term supply agreements.

IoT System Development – Warehouse Management System

A warehouse management system is a software application designed to support and optimize warehouse functionality and distribution center management. These systems facilitate management in using simplified automatic technologies useful in daily activities like planning, organizing, staffing, directing, warehouse keeping and controlling the utilization of available resources, to move and store materials inside, around and outside of a warehouse, while supporting staff in the performance of material movement and storage in and around a warehouse, without causing any large-scale disruption to business resources.

The warehouse management system uses a database configured to support warehouse operations, containing details describing a variety of standard warehouse elements including:

(i)	individual stock keeping units (SKUs) that are handled and stored, e.g., weight, dimensions, case pack, automatic ID labels (bar codes, etc.), and inventory by location with manufacture date, lot code, etc.;

(ii)	warehouse storage locations, e.g., individual location number, picking sequence, type of use (picking, reserve storage, etc.), type of storage (each, case, pallet), location size or capacity, storage restriction (flammable, hazardous, high value materials, outdoor, etc.), etc.; and

(iii)	expected labor productivity rates by function or activity, e.g., cases picked per man-hour, etc.

We began exploring this market in 2021, specifically targeting customers from pharmaceutical, logistic and retail chain industries. We are partnering with a long-established industry player who has more than 20 years of experience in providing complex supply chain solutions and systems. Our value propositions to this partnership include upgrading digital capabilities of the partner’s existing supply chain (based on technical/business know-how) designed to generate an immediate impact on sales and profits. We also improve business outcomes for the sales channels of our partners by allowing our partners to cross-sell their products and/or upsell packages to end consumers through our network.

IoT System Development – Point-of-Sale Systems

We started exploring this market in 2022, with a focus on customers from the retail chain industry. We offer comprehensive solutions to automate processes and transactions, ranging from in-person sales to warehouse management. Our point-of-sale system is compatible with our warehouse management system.

We do not manufacture any of the point-of-sale systems that we sell through our distribution channels. We purchase the hardware and software required for the point-of-sale systems from local suppliers. We do not have any long-term supply agreements.

IoT System Development – Commercial Drone Operations

We, through our wholly-owned Malaysian subsidiary ARB Agro Technology Sdn. Bhd., offer all-in-one drone services to farm operators to streamline workflows on farms and plantations which include spraying pest protection solution for a variety of crops. We also intend to capitalize on our strong IT capabilities to expand into agricultural data management which includes, among other things, collection, compilation, feeding, converting, processing, analysis and testing of agricultural data.

ARB Agro Technology Sdn. Bhd. has entered into a supply agreement with a Malaysian publicly listed company to supply drones to support its business activities. In addition, ARB Agro Technology Sdn. Bhd. will carry out drone services for the customer such as spraying pest protection solution under a ten (10) year service agreement with this customer. We plan to further diversify the supply model for drones and add supplemental service offerings such as lease, maintenance, repair, purchase and import of drones and related components and accessories.

IoT Gadget Distribution

There is a broad customer base for our IoT gadget distribution business. Currently, we have a total of approximately 1,100 resellers, distributors and retailers who spread across eleven (11) major cities in Malaysia for the distribution of electronic gadgets to end users. These resellers, distributors and retailers make direct purchases from us and we do not charge any fee to them for providing various sales and marketing services.

The gadgets have been sourced from a long-standing partner and supplier locally. We believe that we maintain a good relationship with this supplier. As of the date of this Annual Report, we have not experienced any material disputes or supply shortages.

Our Growth Strategies

We will continue to adhere to our business principles of helping businesses capitalize on new opportunities, inspire and implement innovative IoT solutions for businesses to achieve optimal efficiency. We believe that our pursuit of these goals will lead to sustainable growth driven by our capacity expansion based on market demand, solidify our position in the industry, and create long-term value for shareholders. To meet our competitive challenges, further grow our business and enhance our competitive position, we intend to pursue the following strategies:

●	Solidify our industry position by gaining additional market share. Our goal is to strengthen our market position and accelerate our expansion by expanding our scale and gaining additional market share. We plan to expand our business through horizontal or vertical acquisition, strategic partnership, and joint ventures in any complementary businesses. The potential projects and/or investments may include those relating to our existing IT business such as those relating to the provision of IoT systems and solutions, or such other businesses which our Board of Directors may deem beneficial and are complementary to our existing businesses. We also plan to invest in R&D of technology to improve our product development work. In addition, we intend to make significant investment across all areas of our business, including sales, marketing, lead generation and product development to acquire new customers.

●	Expand our customer base. We intend to expand our presence in targeted ASEAN countries by growing our direct sales force and regional sales channels, leveraging our local resources to quickly enter new markets, while also minimizing requirements for capital outlay. We believe our existing market and new markets will represent significant opportunities for growth. In particular, we are currently seeking to establish stronger customer ties in various ASEAN countries in anticipation of future growth in the IoT smart agriculture industry in those regions. With established long-term operations, broad coverage of project portfolio and high standard quality control, we intend to maintain solid relationships with our customers and distributors. In addition, we seek to further grow our business by boosting public recognition for our brand name and image through various digital marketing initiatives. These include a combination of marketing activities on both online and offline channels, including, among others, holding product launch events and issuing press releases.

●	Execute on operational improvement opportunities to drive earnings growth, expand margins, and increase cash flow. In addition to growing topline product offerings, our financial performance has also benefited from cross selling, and we believe there are still significant value-creation opportunities available from operational optimization efforts going forward. We anticipate these new opportunities, along with our existing value-creation programs, will generate cost savings, which are expected to more than offset inflation in our underlying costs. Key initiatives that we expect to contribute to these cost savings include leveraging the strength of our centralized business unit structure to increase commercial focus in local regions, optimizing our purchasing function, increasing coordination in our operations, and reducing general administrative costs. We expect these initiatives to help improve margins, reinforced by the implementation of management incentive programs tied to the initiatives’ performance.

●	Enhance our ability to attract, incentivize and retain talented professionals. We believe our success greatly depends on our ability to attract, incentivize and retain talented professionals. With a view to maintaining and improving our competitive advantages in the market, we plan to implement a series of initiatives to attract additional and retain mid-to high level personnel, including formulating a market-oriented employee compensation structure and implementing a standardized multi-level performance review mechanism.

Our Research and Development

Our R&D team is responsible for the research, design, architecture, development, testing and quality of our software products as well as continued maintenance and improvement of our existing software and IT related solutions.

Our R&D team currently consists of six (6) persons primarily located in Malaysia which we believe is a strategic advantage for us, allowing us to develop and expand our technology capabilities more efficiently.

We invest resources in research and development to enhance our existing IT solutions and develop new IT platform and improve our core technology. We expect to continue to expand the capabilities of our technology in the future and to invest significantly in continued research and development efforts.

Our in-house R&D team is able to provide innovative solutions and user-friendly products. We are a customer-centric aggregator (platform and service enabler) who constantly seek to innovate new solutions and keep abreast with the new industry trends through continuous market research and maintain constant communication with the strategic partners.

Our R&D team is backed by a group of six (6) chief scientific advisors who are responsible for working closely with the industrial needs that eventually will result in new or improved products, processes, systems or services that aim to increase our clients’ productivity. They provide advice and feedback on the R&D projects, review the feasibility of the R&D projects as well as share experience and expertise to innovate R&D projects.

We believe that our team is highly skilled and knowledgeable in current technologies and is able to adapt and incorporate new technological developments in the market as they occur, to allow our products to evolve and improve in line with the market’s needs and demands.

We believe continued investment in our technology and bringing new products to market, is important to attaining our strategic objectives.

Intellectual Property

We primarily rely on internal procedures with our employees and confidentiality agreements with customers, partners, and others to protect our intellectual property. We own a domain name (www.arbiotgroup.com) and have applied for the trademarks as described below. As of the date of this Annual Report, we do not own any patent or copyright registrations in any jurisdiction.

Our Malaysian subsidiaries have applied for the registration of the following trademarks in Malaysia:

Applicant	Trademark	Application No.	Application Date	Status
ARB Big Data		TM2021032095	November 17, 2021	Pending

ARB Big Data		TM2021032093	November 17, 2021	Pending

Competition

We anticipate that the IoT industry will continue to evolve and will see rapid technological changes, evolving industry standards, shifting customer requirements, and frequent innovation. We must continually innovate to remain competitive. Companies in our industry compete on the basis of a number of factors, including technical expertise and industry knowledge, innovation competence, location, price, reputation, scale, financial stability, responsiveness to market demand and effective personnel training and retention.

Our current and potential competitors include traditional software companies that are developing IoT technologies to seize new growth opportunities, existing IoT players in agriculture, property development and logistics industries and consumer electronics brands that are investing in in-house IoT capabilities, and other smaller companies focused on single niche segments.

Although we operate in an attractive market with a large addressable market size and other companies may introduce new business models, innovations, products or services, we believe our strong in-house research and development competencies, extensive distribution network, large-scale execution capability, robust integration ability, experienced management team and visionary business models power and continuously improve client experience and efficiency and will enable us to capture significant market shares.

Regulations

Currently, almost all of our business operations are conducted in Malaysia. This section sets forth a summary of the most significant rules and regulations that affect our business activities in Malaysia and our Cayman Islands holding company’s duties under the Data Protection Act (as revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Regulations on Business Licenses

Local Government Act 1976

The Local Government Act 1976 provides a local authority with the power to grant a license or permit for any trade, occupation or premises. Such license may be subject to such conditions and restrictions as the local authority may think fit. This license is generally required if a business occupies an office for business use or erects a signboard.

Regulations on Intellectual Property Rights

Trademarks Act 2019

Registration of a trademark under the Trademarks Act 2019 grants the registered proprietor the exclusive right to use the trademark or to authorize other persons to use the trademark. The registered proprietor also has the right to take legal action for infringement against any persons using such registered trademark without its consent. A certificate of registration provides prima facie evidence of ownership of the trademark. A trademark is valid for 10 years from the date of registration and may be renewed for a further period of 10 years.

Copyright Act 1987

The Copyright Act 1987 is the principal legislation that governs the copyright protection in Malaysia. Literary works, musical works, artistic works, films, sound recordings and broadcasts are eligible for copyright protection. Under the Copyright Act 1987, the definition of “literary work” includes computer programs. The copyright in a literary work subsists during the life of the author and shall continue to subsist until the expiry of a period of 50 years after his death. Where a literary work had not been published before the death of the author, copyright shall subsist until 50 years from the beginning of the calendar year next following the year in which the work was first published.

Regulations on Employment

Employees Provident Fund Act 1991

The Employees Provident Fund Act 1991 provides for the law relating to a scheme of savings for employees’ retirement and the management of the savings for the retirement purposes. Under the Employees Provident Fund Act 1991, all employers and employees shall be liable to pay monthly contributions based on the amount of wages received by the employee at the rate set out in the Third Schedule of the Employees Provident Fund Act 1991.

Any person being an employer who fails to pay any contributions which he is liable under the Employees Provident Fund Act 1991 to pay in respect of or on behalf of any employee in respect of any month shall be guilty of an offense and shall, on conviction, be liable to a fine of up to RM10,000 and/or to imprisonment for a term of up to 3 years. Where any contributions remain unpaid by a company, a firm or an association of persons, the directors, the partners or office-bearers of such association of persons (including the directors, the partner or office-bearers of such association of persons during the period in which the contributions were liable to be paid), shall together with the company be jointly and severally liable for payment of the contributions.

Employees’ Social Security Act 1969

The Employees’ Social Security Act 1969, or the SOCSO Act, deals with the provision of social security in certain contingencies. The Social Security Organization, or the SOCSO, was established under the SOCSO Act to administer the SOCSO Act. The SOCSO Act applies to the industry of any business, trade, undertaking, manufacture or calling of employers, and includes any calling, service, employment, handicraft or industrial occupation or avocation of employees.

All employees, including the registered foreign employees, in industries to which the SOCSO Act applies are required to be insured. It is the obligation of the principal employer to pay the contribution (both the employer’s contribution and the employee’s contribution) to SOCSO at the rates according to the Third Schedule of the SOCSO Act. In the event of invalidity, disablement or employment injury, the insured person and their dependents are entitled to benefits stipulated under the SOCSO Act.

Any person being an employer who fails to pay any contributions which he is liable under the SOCSO Act to pay in respect of or on behalf of any employee shall be punishable with a fine of up to RM10,000 and/or to imprisonment for a term of up to 2 years.

Employment Insurance System Act 2017

The Employment Insurance System Act 2017, or the Employment Insurance System Act provides for the establishment of an employment insurance system administered by SOCSO to provide certain benefits and a re-employment placement program for insured persons in the event of loss of employment which will promote active labour market policies.

All employees in the industries to which the Employment Insurance System Act applies shall be registered and insured by the employers according to Section 16 and Section 17 of the Employment Insurance System Act which shall then deemed to be an insured person. Under the Employment Insurance System Act, both employers and employees (age between 18 to 60) are required to contribute to the employment insurance system with the rates, subject to the revision by the Minister, as specified in the Second Schedule based on the amount of the monthly wages of the employee insured under Employment Insurance System Act. An insured person who considers that he has lost his employment shall submit an application to claim for benefits up to 6 months to SOCSO within 60 days from the date he considers that he has lost his employment. After considering if the contributions qualifying conditions are fulfilled (the fulfillment of which depends on the number of past claims and contributions made preceding to the loss of employment) in respect of a claim for benefits by an insured person, SOCSO may approve or reject the claim for benefits.

Income Tax (Deduction From Remuneration) Rules 1994

The Income Tax (Deduction From Remuneration) Rules 1994, or the Income Tax Rules provides that every employer shall deduct in each month or the relevant month the monthly deduction in accordance with the schedule of the Income Tax Rules in respect of income on account of tax from the remuneration of each of his employees. Every employer shall pay to the Director General of Inland Revenue Malaysia, not later than the 15th day of every calendar month, the total amount of tax deducted or that should have been deducted by him from the remuneration of employees during the preceding calendar month, and shall render to the Director General of Inland Revenue Malaysia a return setting out the details of those employees from whose remuneration he has or should have made deductions. Any person, who without reasonable excuse, fails to comply such rules shall be guilty of an offence and shall on conviction, be liable to a fine not less than RM200 and not more than RM20,000 or to imprisonment for a term not exceeding six months or to both.

Minimum Wages Order 2022

Pursuant to the Minimum Wages Order 2022, commencing from May 1, 2022, the minimum wage for employees employed by an employer who employs five or more employees or employed by an employer who carries out such prescribed professional activity (regardless of the number of employees employed), shall be RM1,500 a month. For employee who is employed by an employer which does not fall under the above categories, such employee will continue to earn RM1,200 minimum wages (for place of employment in the area of City Council or Municipal Council) or RM1,100 minimum wages (other than place of employment in the area of City Council or Municipal Council) until December 31, 2022.

Thereafter, the minimum monthly wage will increase to RM1,500 to align with the minimum wage for employees being employed in Malaysia. Failure to comply with the minimum wages requirement may result in a fine of not more than RM10,000 for each employee. The Malaysian court may also order the employer to pay each employee the difference between statutory minimum wages and the employee’s basic wages paid by the employer to the employee, including outstanding differences.

Industrial Relations Act 1967

Industrial Relations Act 1967 seeks to promote and maintain industrial harmony and provides for the regulation of the relations between employers and workmen and their trade unions and the prevention and settlement of any differences or disputes arising from their relationship and generally to deal with trade disputes. Matters relating to trade disputes, including constructive dismissal and retrenchment may be referred by the Minister of Human Resources to the Industrial Court. Under the Industrial Relations Act 1967, an employer may not terminate the employment of an employee without just cause and excuse, regardless of the express provisions in the terms of employment. In the event that the that where a workman considers that he has been dismissed without just cause or excuse by his employer with notice, the workmen may file a representation at any time during the period of such notice but not later than sixty days from the expiry thereof.

Regulations on Personal Data Protection

Personal Data Protection Act 2010 and Personal Data Protection Regulations 2013

Personal Data Protection Act 2010, or the PDPA deals with the laws and regulations regarding data privacy and the protection of data. The PDPA requires generally that an individual must consent to the processing and disclosure of his/her personal data unless otherwise stated in the provisions of the PDPA. The term “processing” is widely defined to include collecting, recording, holding, or storing personal data or carrying out any operation or set of operations on personal data, including:

(a)	the organization, adaptation or alteration of personal data;

(b)	the retrieval, consultation or utilization of personal data;

(c)	the disclosure of personal data by transmission, transfer, dissemination or otherwise making available; or

(d)	the alignment, combination, correction, erasure, or destruction of personal data.

The Personal Data Protection Regulations of 2013 provide that consent shall be obtained in relation to the processing of personal data in any form that can be recorded and maintained properly by the data user.

Data users are required to provide written notice of the personal data being processed, and such notice shall include, among others, a description of the personal data being processed, the purpose for which the personal data is being processed, the source of the personal data, the class of persons to whom the personal data will be disclosed to, whether it is obligatory or voluntary for the individual to supply the personal data, the individual’s rights to request access and correct the personal data and choices and means available to the individual to limit the processing of the personal data. The notice must be provided in both English and the national language of Bahasa Malaysia.

Regulations on Dividends

Companies Act 2016

The principal legislation governing the distribution of dividends of a Malaysian company is the Companies Act 2016, or the CA. Under the CA, a Malaysian company may only make a distribution to the shareholders out of profits of the company available if the company is solvent. The company, every officer and any other person or individual who contravene this provision commits an offence and shall, on conviction, be liable to imprisonment for a term not exceeding five years or to a fine not exceeding RM3,000,000.00 or to both.

Foreign Exchange Notice by Central Bank of Malaysia

According to Notice 4 of the Foreign Exchange Notice issued by Central Bank of Malaysia, a non-resident is allowed to repatriate from Malaysia, funds including any income earned or proceeds from divestment of RM asset, provided that the repatriation is made in foreign currency. Any person who fails to comply with any direction of the Central Bank of Malaysia commits an offence and shall, on conviction, be liable to imprisonment for a term not exceeding ten years or to a fine not exceeding RM50,000,000 or to both.

Regulations on Drone Services

Civil Aviation Regulation 2016

All Unmanned Aircraft System (UAS) or more familiarly known as Drone flight activities are currently bound to regulations 140 -144 of the Civil Aviation Regulation 2016, or the CAR whereby an authorization from the Director General is required for circumstances specified in the CAR.

Regulations on IoT Gadget Distribution

Guidelines on Foreign Participation in Distribution Trade Services in Malaysia by Ministry of Domestic Trade and Consumer Affairs of Malaysia, or the MDTCA

Any foreign involvement in various other distribution formats are required to be in compliance with the following conditions:

(a)	must be incorporated locally under the Companies Act 2016. This condition applies also to existing businesses operating under foreign branches.

(b)	The minimum capital investment in terms of a company’s shareholders funds, which include paid-up capital is RM1 million.

(c)	An application for additional branches is subject to approval by the Distributive Trade Committee of MDTCA.

Failure to comply with any provisions under these Guidelines by the business operators and for the purpose of national security, the Distributive Trade Committee of MDTCA has the right to reject the application to open a new business branch and to revoke any previous approval given by the Distributive Trade Committee of MDTCA

Regulations on Cybersecurity

Communications and Multimedia Act 1998

The Communications and Multimedia Act 1998, or the CMA, is the principal legislation in Malaysia which regulates the converging communications and multimedia industries and for incidental matters related thereto. The CMA generally prohibits the use of network facilities or network services for the commission of any offense under Malaysian laws, prohibits fraudulent or improper use of network facilities or network services, prohibits the use and possession of counterfeit access devices, prohibits use of equipment or devices in order to obtain unauthorized access to any network services, applications services or content applications service and prohibits interception of any communications unless with lawful authority.

Breach of any of the provisions in the CMA may render a person liable, upon conviction, to a fine ranging between RM10,000 to RM500,000 or imprisonment term of 3 months to 5 years, or both.

The CMA is under the regulatory purview of the Malaysian Communications and Multimedia Commission, or the MCMC.

MCMC Technical Code on Internet of Things – Security Management and High-Level Functional Architecture

Pursuant to section 95 of the CMA, the MCMC registered and issued the Technical Code on Internet of Things, or the Technical Code, which is the voluntary industry code sets out the requirements and best practices to ensure network facilities, services and equipment are interoperable and safe.

Compliance with the registered voluntary Technical Code shall not be mandatory, unless specifically directed by the MCMC according to section 98 and section 99 of the CMA. Compliance with the Technical Code also acts as a legal defense against any prosecution, action or proceeding of any nature, whether in a court or otherwise, taken against a person (who is subject to the Technical Code) regarding a matter dealt with in that code pursuant to section 98(2) of the CMA. A person who fails to comply with a direction of the MCMC to comply with the Technical Code shall be liable, upon conviction, to a fine not exceeding RM200,000.

Computer Crimes Act 1997

The Computer Crimes Act 1997, or the CCA provides for offenses relating to the misuse of computers. Amongst others, it deals with gaining unauthorized access to computer material, unauthorized access with intent to commit other offences, unauthorized modification of any program or data on a computer and wrongful communication of any means of access to a computer to an unauthorized person.

“Computer” in CCA is widely interpreted to include an electronic, magnetic, optical, electrochemical, or other data processing device, or a group of such interconnected or related devices, performing logical, arithmetic, storage and display functions, and includes any data storage facility or communications facility directly related to or operating in conjunction with such device or group of such interconnected or related devices, but does not include an automated typewriter or typesetter, or a portable hand held calculator or other similar device which is non-programmable or which does not contain any data storage facility.

Depending on the type of offense committed, the fine for a convicted offense ranges from RM25,000 to RM150,000 or imprisonment term of 3 to 10 years, or both.

Penal Code

In cases where computer-related crime activities are involved, but do not specifically fall within the ambit of any of the previous mentioned statutes (for example, online fraud, cheating, theft, criminal defamation, intimidation, gambling, and pornography etc.) such offenses may be charged under the Penal Code, which is the primary legislation dealing with criminal offenses in Malaysia.

Cayman Islands Data Protection Act

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment in us, this will be relevant for those individuals and you should transit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

4.C. Organizational Structure

See “4A. History and Development of the Company—Our Corporate Structure” above for details of our current organizational structure.

4.D. Plants, Property and Equipment

Our principal executive offices are located at 2F-09, Pusat Perdagangan IOI, No. 1 Persiaran Puchong Jaya Selatan, Bandar Puchong Jaya, 47100 Puchong, Selangor, Malaysia. Our subsidiary, ARB Innovation Sdn. Bhd., has entered into that certain SQV Co-Working Space Membership Agreement to lease this space, which has a floor area of 1,518 square feet. The term of the membership is from September 1, 2023 to August 31, 2024, and the monthly membership fee is RM3,825 (approximately $819).

In addition, we have leased office premises at No. 17-03, Q Sentral, 2A, Jalan Stesen Sentral 2, Kuala Lumpur Sentral, 50470 Kuala Lumpur, Malaysia, occupying approximately 1,366 square meters. The initial term began on August 1, 2021 and expired on April 30, 2023, with an option to renew for an additional two years. On August 1, 2023, we renewed the lease which will expire on July 31, 2025 and maintain an option to renew for an additional two years. The monthly rental fee remains RM11,000 (approximately $2,500).

Also, we have rented a virtual office located at Level 39, Marina Bay Financial Centre Tower 2, 10 Marina Boulevard, 018983 Singapore. The monthly rental fee is SGD150 with a 20% discount. The initial term is from June 9, 2023 to June 8, 2024 and will automatically renew unless a termination notice is provided one month in advance.

We believe the above facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3 “Key Information—3.D. Risk Factors” or in other parts of this Annual Report. See also “Introductory Notes—Forward-Looking Information.”

5.A. Operating Results

Overview

We are a provider of complete solutions to our clients for the integration of IoT systems and devices from designing to project deployment and our mission is to become a leading player in the IoT landscape in the ASEAN region. We offer a wide range of IoT systems as well as provide customers a substantial range of services such as system integration and system support service. We deliver holistic solutions with full turnkey deployment from designing, installation, testing, pre-commissioning, and commissioning of various IoT systems and devices as well as integration of automated systems, including installation of wire and wireless and mechatronic works.

Recent new technology trends such as artificial intelligence, cloud computing, 5G, robotic process automation, IoT and hyper-connectivity continue to transform businesses and drive companies to seek digital changes to meet evolving demands of customers. We have built up an IoT development ecosystem to help our customers address the challenges and opportunities brought by new digital technologies, offering an array of design and development system software, application software and other software in providing digital solutions for various processes, sub-processes, transactions and activities.

Currently, we have organized our operations into four business lines:

●	IoT Smart Home & Building. We offer smart home solutions which include design, procurement and provision of smart home products and devices, integration services as well as comprehensive professional electrical wire installation and home data network setup for homeowners. We also provide smart building solutions which include design, procurement, installation, testing, pre-commissioning and commissioning of various IoT systems, solutions and devices as well as integration of automated systems for smart buildings, including installation of wire and wireless and mechatronic works for property developers and contractors.

●	IoT Smart Agriculture. We carry out services of supply, installation, commissioning and testing of smart systems which includes IoT concept and functionality to the existing systems for the agriculture industry. We started venturing into the provision of customized hydroponics IoT systems and solutions for the agriculture industry in 2021.

●	IoT System Development. We procure, supply and deliver to our customers industrial building systems for construction projects to improve the efficiency and accuracy of construction works, as IBS enables contractors to reduce concrete mixing activities at construction sites as well as the overall duration of construction projects. Our IBS is equipped with IoT technologies that are designed to connect machines and provide accurate tracking of workloads. We intend to further develop and optimize our IBS systems with additional IoT applications. We are also expanding into IoT warehouse management systems as well as drone services for farms and plantations, with a view to establishing a versatile IoT system development ecosystem providing automation technologies and digital solutions for a broad range of industries.

●	IoT Gadget Distribution. We distribute mobile gadget accessories to end users in Malaysia via resellers, distributors and retailers. In the process, we provide certain services including shipping tracking and status updates, customer care line and online chat support, digital marketing, pre-installation and warranty services. Currently, we have a broad customer base with approximately 1,100 resellers, distributors and retailers who spread across eleven (11) major cities in Malaysia. These resellers, distributors and retailers directly purchase gadget products from us and we do not charge any fee for providing the marketing and sales services.

Effects of COVID-19

During the years ended June 30, 2022 and 2021, the COVID-19 pandemic and resulting disruptions had affected our businesses, particularly our Smart Home and Building line of business, as well as those of our customers, suppliers, and third-party distributors. To serve our customers while also providing for the safety of our employees, we implemented a number of employee and customer safety measures, such as enhanced cleaning and physical distancing, personal protective gear, disinfectant spraying, and temperature checks. Despite adverse impacts of COVID-19, we maintained to prioritize employee and customer safety, complied with federal, state, and local standards of Malaysia, and implemented standards or processes that we determined to be in the best interests of our employees, customers, and communities during this challenging period.

Principal Factors Affecting Our Financial Performance

Our business, results of operations and financial condition are affected by general factors driving Malaysia’s economy, the IoT industry, and the markets where our customers operate such as property development, agriculture, logistics and consumer electronics sectors. These factors include urbanization rate, levels of per capita disposable income, levels of consumer spending, rate of internet and mobile penetration, development of technologies such as 5G and cloud computing, domestic and international supply chain stability, overall enterprise spending, and other general economic conditions in Malaysia that affect consumption and business activities in general.

While our business is influenced by general factors affecting our industry, especially for our IoT Gadget Distribution business, our operating results are more directly affected by company-specific factors, including the following major factors:

Our ability to secure IoT projects. The operations of our IoT Smart Home and Building, IoT Smart Agriculture and IoT System Development business lines are on a project-by-project basis. While we are still in the early stages of penetrating our addressable market, we have benefited from rapid customer growth. We believe there are significant untapped opportunities to win new large enterprises across different industries in Malaysia and the ASEAN region. In addition to large enterprises, we also seek to work with smaller, fast-growing companies that require a different set of services that allow us to test new offerings and develop new capabilities.

Our customers’ financial condition and ability to make payments. Our customers generally purchase our products on credit, and as a result, our results of operations and financial condition may be adversely affected if our customers experience financial difficulties. We provide a long credit period from 210 days to 365 days to some large customers to secure contracts from them. Although we had significant amounts of accounts receivable as of the end of fiscal 2023, 2022 and 2021, we were able to collect all of such accounts receivable subsequently. We manage credit risk related to our customers by performing periodic evaluations of credit worthiness and applying other credit risk monitoring procedures.

Our ability to complete IoT projects on schedule. All of our projects have agreed milestones and specific completion dates. Our ability to meet agreed milestones depends on our ability to manage overall projects as well as product sourcing and supply chain. We source hardware and software products for our IoT projects from Malaysian suppliers. Proximity to origin enables us to develop stronger relationships with local suppliers and contractors, which gives us access to a stable supply of products and services. In addition, we lay out specific and measurable metrics in advance and remain focused and disciplined through the life of the projects which enable us to promptly identify any underlying issues and resolve them proactively. We believe that our strong project management ability and procedures are key to ensuring a high level of completion rate.

In addition, other significant factors affecting our performance and results of our operations include:

●	The global macroeconomy;

●	Wage rates and operating costs in Malaysia;

●	Changes in foreign exchange rates, particularly fluctuations in exchange rate between the U.S. dollar and the Ringgit Malaysia;

●	Our ability to retain existing clients, as well as to increase our revenue from existing clients by expanding services provided to them;

●	Our ability to provide favorable pricing;

●	Our ability to expand and deepen the quality, range and diversity of our portfolio of service offerings while maintaining high quality standards;

●	Our ability to maintain and strengthen a strong brand and corporate reputation;

●	Our ability to continuously innovate, and continuously remain at the forefront of emerging technologies and related market trends; and

●	Our ability to identify, integrate and effectively manage future acquisitions.

Our Reportable Segment

An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by our Chief Executive Officer. We report our results of operations in a single reportable segment dedicated to the provision of IoT solutions and the Chief Executive Officer makes decisions about allocating resources and assessing performance based on the Company as a whole. We provide breakdowns by business lines for certain components of our operating results as appropriate.

Key Components of Results of Operations

Revenue

Our revenue consists of (i) project management fees, (ii) sales of goods, and (iii) rendering of information technology system.

Revenue from project management and rendering of information technology system are recognized at a point in time when control of the goods is passed to the customer, which is the point in time when the significant risks and rewards are transferred to the customer and the transaction has met the probability of inflows and measurement reliability requirements of IFRS 15.

Revenue from sale of goods is recognized at a point in time when the Group satisfies a performance obligation by transferring a promised good (i.e. an asset) to a customer. An asset is transferred as and when a customer obtains control of that asset which coincides with the delivery of goods and acceptance by the customer. There is no material right of return and warranty provided to the customers on the sale of goods and there is no significant financing component in the revenue arising from sale of goods as the sales are made on the normal credit terms not exceeding twelve months.

We are engaged in supply and installation of customized IoT software or hardware. The majority of the sale of goods contracts relate to the supply and installation of a set of customized IoT Smart Agriculture solutions, sale of customized source codes in accordance with client requirements for IoT system development, as well as resale of mobile gadgets and accessories.

Cost of Revenue

Cost of Project Management and Rendering of Information Technology System Revenue

Cost of project management and rendering of information technology system revenue primarily consist of costs related to providing implementation and configuration services, personnel-related costs directly associated with our professional services, including costs of contracted third-party vendors.

Cost of Sales of Goods

Cost of sales of goods mainly consists of cost of products purchased from third party suppliers.

Total Expenses

Total expenses consist of depreciation expenses, personnel expenses and general administrative expenses.

Other Income

Other Income consists of bank interest income and gain on bargain purchase in acquisitions.

Tax Expenses

Malaysian income tax is calculated at the statutory tax rate of 24% regarding the estimated taxable profit for the fiscal years.

Results of Operations

Year Ended June 30, 2023 Compared to Year Ended June 30, 2022

	For the years ended June 30,				Change
	2022 (in thousands)		2023 (in thousands)		Amount (in thousands)	Amount (in thousands)%
	RM	USD	RM	USD	RM	USD
	Restated	Restated
Revenue	443,024	$100,562	242,132	$51,860	(200,892)	$(48,702)	(48.4)
Cost of sales	(344,857)	(78,279)	(192,212)	(41,168)	152,645	37,111	47.4
Gross profit	98,167	22,283	49,920	10,692	(48,247)	(11,591)	(52.0)
Total expenses	(10,199)	(2,315)	(28,814)	(6,172)	(18,615)	(3,857)	(166.6)
Other income	324	74	787	169	463	95	128.4
Profit before tax	88,292	20,042	21,893	4,689	(66,399)	(15,353)	(76.6)
Tax expenses	(14,909)	(3,384)	5,644	1,209	20,553	4,593	135.7
Profit for the financial year, representing total comprehensive income for the year	73,383	16,658	27,537	5,898	(45,846)	(10,760)	(64.6)
Item that may be reclassified subsequently to profit or loss:	-	-	-	-	-	-	-
Exchange differences arising on translation of foreign operation	(6)	(1)	1,100	236	1,106	237	>100
Total comprehensive income for the year	73,377	$16,657	28,637	$6,134	(44,740)	$(10,523)	(63.2)

Revenue. For the year ended June 30, 2023, the revenue decreased by RM200.9 million ($48.7 million) or 45.4% to RM242.1 million ($51.9 million), when compared with RM443.0 million ($100.6 million) for the year ended June 30, 2022, primarily due to a softened domestic construction and property development market, leading to reduced revenues from the IoT System Development business. Nonetheless, reduced revenues from the IoT System Development business were partially offset by sales of point-of-sale and warehouse management systems to our retail customers, as well as our resilient IoT smart agriculture business. In the year ended June 30, 2023, we completed construction and deployment of a newly developed IoT smart farming system on approximately 35 acres of lands in Kampung Tokdor, Terrengganu.

The following table sets forth the breakdown of our revenue by business lines.

	For the years ended June 30,
	2022 (in thousands)		2023 (in thousands)
	RM	USD	RM	USD
IoT Smart Home and Building	723	$164	2,500	$535
IoT Gadget Distribution	17,156	3,894	20,143	4,314
IoT System Development	258,850	58,756	53,985	11,564
IoT Smart Agriculture	166,295	37,748	165,504	35,447
Total	443,024	$100,542	242,132	$51,860

Revenue from IoT Smart Home and Building was RM2.5 million ($0.5 million) for the year ended June 30, 2023, as compared to RM0.7 million ($0.2 million) for the year ended June 30, 2022, an increase of RM1.8 million ($0.3 million) or 257%. This increase was primarily attributed to the completion of a contract that had been delayed during the COVID pandemic, as the Malaysian government had imposed movement control orders. The property market has a large impact on developers’ spending on smart home and building solutions. This market has seen gradual recovery since the Malaysian Government decided to lift pandemic restrictions on all economic sectors and move away from widespread restrictive measures in all economic sectors. Nonetheless, we remain caution about the impact of a sustained inflation rate and tightening monetary policies, which are the core reasons for the increase in material costs in the market. Hence, developers may eschew integrating smart home solutions into their projects in order to cut costs and price their properties at more competitive levels.

Revenue from IoT Gadget Distribution amounted to RM20.1 million ($4.3 million) for the year ended June 30, 2023, from RM17.2 million ($3.9 million) for the year ended June 30, 2022, an increase of RM2.9 million ($0.4 million) or 16.9%, as a result of higher sales volumes of mobile gadget accessories.

Revenue from IoT System Development recorded RM54.0 million ($11.6 million) for the year ended June 30, 2023 from RM258,9 million ($58.8 million) for the year ended June 30, 2022, a decrease of RM204.9 million ($47.2 million), or 79%, mainly due to absence of system integration business application services recorded in fiscal 2022. In fiscal 2022, our wholly-owned Malaysian subsidiary ARB Innovation completed a project in the amount of RM154 million ($35 million) for a related party client, Ageson Industrial Sdn. Bhd. (formerly known as AB5 Sdn. Bhd.). Ageson Industrial Sdn. Bhd. is an indirect wholly-owned subsidiary of Ageson Berhad, a Malaysia publicly listed company primarily involved in property development and construction and Dato’ Sri Liew Kok Leong is the Executive Director of Ageson Berhad. Under this contract, ARB Innovation procured and supplied an industrial building system with IoT technology for the customer’s property development projects. Nonetheless, this absence was partially offset by revenue of RM51.8 million ($11.1 million) contributed from (i) sales of point-of-sale systems and (ii) provision of system integration business application services to related party clients, ARB Analysis Sdn. Bhd. and ARB System Sdn. Bhd. Both are indirect wholly-owned subsidiaries of ARB Berhad, our controlling shareholder.

IoT Smart Agriculture generated revenues of RM165.5 million ($35.4 million) for the year ended June 30, 2023, as compared to RM166.3 million ($37.7 million) for the year ended June 30, 2022, a decrease of RM0.8 million ($2.3 million) or 0.6%. This slight decrease was mainly attributable to the lower selling price of the project completed in fiscal 2023, compared to that in fiscal 2022.

Cost of revenue. For the year ended June 30, 2023, the cost of revenue decreased by RM152.6 million ($37.1 million) or 44.3% to RM192.2 ($41.2 million), when compared with RM344.9 million ($78.3 million) for the year ended June 30, 2022, which was in line with the decrease in revenue. The cost of revenue included amortization of intangible assets of approximately RM19.2 million ($4.1 million) and RM12.2 million ($2.8 million) for the years ended June 30, 2023 and 2022, respectively.

	For the years ended June 30,
	2022 (in thousands)		2023 (in thousands)
	RM	USD	RM	USD
IoT Smart Home and Building	16	$4	2,000	$428
IoT Gadget Distribution	13,464	3,056	18,557	3,975
IoT System Development	190,990	43,353	39,120	8,403
IoT Smart Agriculture	140,387	31,866	132,535	28,362
Total	344,857	$78,279	192,212	$41,168

Total expenses. For the year ended June 30, 2023, the total expenses increased to RM28.8 million ($6.2 million) from RM10.2 million ($2.3 million) for the year ended June 30, 2022, an increase of RM18.6 million ($3.9 million), or 182.4%. Our total expenses are comprised of depreciation expenses, personnel expenses and general administrative expenses as further described below.

	For the years ended June 30,
	2022 (in thousands)		2023 (in thousands)
	RM	USD	RM	USD
Depreciation	1,051	$239	15,860	$3,397
Amortization	3,186	723	3,313	710
Personnel	1,916	435	4,251	911
General administrative	4,046	918	5,390	1,154
Total	10,199	$2,315	28,814	$6,172

For the year ended June 30, 2023, depreciation was increased by RM14.8 million ($3.2 million) from RM1.1 million ($0.2 million) for the year ended June 30,2022 to RM15.9 million ($3.4 million), or 1,345%, following new acquisitions of computer and equipment for IoT Smart IoT System Development, as well as a full year impact of depreciation charges from the IoT Smart Agriculture plant and equipment acquired in the prior year ended June 30, 2022.

The amortization of intangible assets for the year ended June 30, 2023 were consistent with the year ended June 30, 2022.

The personnel expenses for the year ended June 30, 2023 increased from RM1.9 million ($0.4 million) to RM4.3 million ($0.9 million), an increase of RM2.4 million ($0.5 million) or 126.3%. The increase was primarily due to business expansion, as well as retention of a stable workforce.

Other income. For the year ended June 30, 2023, the other income increased by RM0.5 million ($0.1 million) or 166.7% to RM0.8 million ($0.2 million), when compared with RM0.3 million ($0.1 million) for the year ended June 30, 2022, mainly due to the increase of interest income received during the June 30, 2023.

	For the years ended June 30,
	2022 (in thousands)		2023 (in thousands)
	RM	USD	RM	USD
Bargain purchase on consolidation	95	$22	-	$-
Interest	229	52	777	166
Others	-	-	10	2
Total	324	$74	787	$169

Tax expenses. For the year ended June 30, 2023, there was income tax recovery of RM5.6 million ($1.2 million) as compared to income tax expenses of RM14.9 million ($3.4 million) for the years ended June 30, 2022. The decrease of the income tax expense was mainly due to over-provision of tax expenses in the prior year, as well as the utilization of capital allowance and unabsorbed business losses carried forward from prior years.

Profit for the year. For the year ended June 30, 2023, the profit decreased by RM45.8 million ($9.8 million) or 62.5% to RM27.5 million ($5.9 million) when compared with RM73.4 million ($15.7 million) for the year ended June 30, 2022. The decrease was in line with the decrease in revenue, as well as a significant increase in depreciation expenses of plant and equipment.

Year Ended June 30, 2021 Compared to Year Ended June 30, 2022

The following table shows key components of our results of operations during the years ended June 30, 2022 and 2021.

	For the years ended June 30,				Change
	2021 (in thousands)		2022 (in thousands)		Amount (in thousands)	Amount (in thousands)%
	RM	USD	RM	USD	RM	USD
	Restated	Restated
Revenue	50,325	$11,423	443,024	$100,562	392,699	$89,138	780.3
Cost of sales	(40,064)	(9,095)	(344,857)	(78,279)	(304,793)	(69,185)	(760.8)
Gross profit	10,261	2,328	98,167	22,283	87,906	19,953	856.7
Total expenses	(2,841)	(644)	(10,199)	(2,315)	(7,358)	(1,670)	(259.0)
Other income	12,982	2,947	324	74	(12,658)	(2,873)	(97.5)
Profit before tax	20,402	4,631	88,292	20,042	67,890	15,410	332.8
Tax expenses	(1,538)	(349)	(14,909)	(3,384)	(13,371)	(3,035)	(869.3)
Profit for the financial year, representing total comprehensive income for the year	18,864	4,282	73,383	16,658	54,519	12,375	289.0
Item that may be reclassified subsequently to profit or loss:	-	-	-	-	-	-	-
Exchange differences arising on translation of foreign operation	-	-	(6)	(1)	(6)	(1)	(100.0)
Total comprehensive income for the year	18,864	$4,282	73,377	$16,657	54,513	$12,374	(289.0)

Revenue. For the year ended June 30, 2022, the revenue increased by RM392.7 million ($89.1 million) or 780% to RM443.0 million ($100.6 million), when compared with RM50.3 million ($11.4 million) for the year ended June 30, 2021, primarily due to expansion of business into the IoT System Development and IoT Smart Agriculture lines and a slight increase in revenue from the IoT Gadget Distribution business.

The following table sets forth the breakdown of our revenue by business lines.

	For the years ended June 30,
	2021 (in thousands)		2022 (in thousands)
	RM	USD	RM	USD
IoT Smart Home and Building	29,708	$6,743	723	$164
IoT Gadget Distribution	14,617	3,318	17,156	3,894
IoT System Development	6,000	1,362	258,850	58,756
IoT Smart Agriculture	-	-	166,295	37,748
Total	50,325	$11,423	443,024	$100,562

Revenue from the IoT System Development line of business reached RM258,9 million ($58.8 million) for the year ended June 30, 2022 from RM6.0 million ($1.4 million) for the year ended June 30, 2021, an increase of RM252.9 million ($57.4 million), or 4,215%, mainly contributed by providing system integration business application services. The projects completed during the year ended June 30, 2022 included one performed by our wholly-owned Malaysian subsidiary ARB Innovation in the amount of RM154 million ($35 million) for a related party client, Ageson Industrial Sdn. Bhd. (formerly known as AB5 Sdn. Bhd.). Ageson Industrial Sdn. Bhd. is an indirect wholly-owned subsidiary of Ageson Berhad, a Malaysia public listed company primarily involved in property development and construction and Dato’ Sri Liew Kok Leong is the Executive Director of Ageson Berhad. Under this contract, ARB Innovation procured and supplied an industrial building system with IoT technology for the customer’s property development projects.

We had not started the IoT Smart Agriculture business as of June 30, 2021 and recorded nil in revenue for this line during the fiscal year ended June 30, 2021. We entered into this market in the second half of calendar 2021 and generated revenues of RM166.3 million ($37.7 million) for the fiscal year ended June 30, 2022 from delivering a customized hydroponic system with IoT functionality on approximately 30 acres of land in Cameron Highlands, Pahang, Malaysia.

Revenue from the IoT Gadget Distribution line of business amounted to RM17.2 million ($3.9 million) for the year ended June 30, 2022, from RM14.6 million ($3.3 million) for the year ended June 30, 2021, an increase of RM2.6 million ($0.6 million) or 17.4%, as a result of economic recovery from the COVID-19 pandemic in Malaysia and higher sales volume of mobile gadget accessories.

Although our aggregate revenue for the year ended June 30, 2022 increased significantly from the year ended June 30, 2021, revenue from the IoT Smart Home and Building line of business was only RM0.7 million ($0.2 million) for the year ended June 30, 2022, as compared to RM29.7 million ($6.7 million) for the year ended June 30, 2021, a decrease of RM29.0 million ($6.5 million). The property market has a large impact on developers’ spending on smart home and building solutions. The Malaysian property market had softened since 2021 primarily as a result of the COVID-19 pandemic, which led developers to eschew integrating smart home solutions into their projects in order to cut costs and price their properties at more competitive levels. This market has seen gradual recovery recently as the Malaysian Government decided to lift pandemic restrictions on all economic sectors and move away from widespread restrictive measures in all economic sectors.

Cost of revenue. For the year ended June 30, 2022, the cost of revenue increased by RM304.8 million ($69.2 million) or 760.7% to RM344.9 million ($78.3 million), when compared with RM40.1 million ($9.1 million) for the year ended June 30, 2021, which was in line with the increased revenue. The following table sets forth the breakdown of our cost of revenue by business lines. The cost of revenue included amortization of intangible assets of approximately RM12.2 million ($2.8 million) and RM1.3 million ($0.3 million) for the years ended June 30, 2022 and 2021, respectively.

	For the years ended June 30,
	2021 (in thousands)		2022 (in thousands)
	RM	USD	RM	USD
IoT Smart Home and Building	26,498	$6,015	16	$4
IoT Gadget Distribution	12,259	2,783	13,464	3,056
IoT System Development	1,307	297	190,990	43,353
IoT Smart Agriculture	-	-	140,387	31,866
Total	40,064	$9,095	344,857	$78,279

Total expenses. For the year ended June 30, 2022, the total expenses increased to RM10.1 million ($2.3 million) from RM2.8 million ($0.6 million) for the year ended June 30, 2021, an increase of RM7.3 million ($1.7 million), or 260.7%. Our total expenses are comprised of depreciation expenses, personnel expenses and general administrative expenses as further described below.

	For the years ended June 30,
	2021 (in thousands)		2022 (in thousands)
	RM	USD	RM	USD
Depreciation	-	$-	1,051	$239
Amortization	266	60	3,186	723
Personnel	1,973	448	1,916	435
General administrative	602	137	4,046	918
Total	2,841	$645	10,199	$2,315

RM1.1 million ($0.2 million) was recorded as depreciation for the year ended June 30, 2022 following new acquisitions of computer and equipment for IoT Smart Agriculture business activities.

RM3.2 million ($0.7 million) and RM0.3 million ($0.1 million) were recorded as amortization for the years ended June 30, 2022 and 2021, respectively, following recognition of intangible assets arising from acquisition of a subsidiary completed in June 3, 2021. The increase of RM2.9 million ($0.7 million) during the year ended June 30, 2022 from the year ended June 30, 2021 was attributable to amortization over a longer period of 11 months recorded in the year ended June 30, 2022.

The personnel expenses for the year ended June 30, 2022 were consistent with those for the year ended June 30, 2021, which was in line with our retention of a stable workforce and personnel cost control.

For the year ended June 30, 2022, the general administrative expenses increased by RM3.4 million ($0.8 million) or 566.7% to RM4.0 million ($0.9 million), when compared with RM0.6 million ($0.1 million) for the year ended June 30, 2021, mainly attributable to professional and legal advisory expenses as well as the administrative support services provided by our controlling shareholder, ARB Berhad.

Other income. For the year ended June 30, 2022, the other income decreased by RM12.7 million ($2.9 million) or 98.4% to RM0.3 million ($0.1 million), when compared with RM13.0 million ($3.0 million) for the year ended June 30, 2021, mainly as a result of absence of gain on bargain purchase arising from acquisition of a subsidiary recorded for the year ended June 30, 2021.

	For the years ended June 30,
	2021 (in thousands)		2022 (in thousands)
	RM	USD	RM	USD
Bargain purchase on consolidation	95	$22	95	$22
Interest	229	52	229	52
Others	-	-	-	-
Total	324	$74	324	$74

Tax expenses. We incurred income tax expenses of RM14.9 million ($3.4 million) and RM1.5 million ($0.3 million) for the years ended June 30, 2022 and 2021, respectively. The increase was mainly due to higher taxable profit during the year ended June 30, 2022.

Profit for the year. For the year ended June 30, 2022, the profit increased by RM54.5 million ($12.4 million) or 288.4% to RM73.4 million ($16.7 million) when compared with $4.3 million for the year ended June 30, 2021. This was in line with increased revenues, which were mainly contributed by sale of customized source codes under the IoT System Development business line and provision of IoT Smart Agriculture solutions.

5.B. Liquidity and Capital Resources

As of June 30, 2023, we had cash and bank balances of RM56.2 million ($12.0 million). To date, we have financed our operations primarily through net cash flow from operations, loans and shares issued for cash.

The following table sets forth a summary of our cash flows for the years ended:

	Years Ended June 30,
	2021 (in thousands)		2022 (in thousands)		2023 (in thousands)
	RM	USD	RM	USD	RM	USD
Net cash provided by operating activities	3,126	$710	29,760	$6,755	54,465	11,665
Net cash used in investing activities	(24,987)	$(5,672)	(136,615)	$(31,010)	(97,115)	(20,800)
Net cash provided by financing activities	23,371	$5,305	126,920	$28,809	44,833	9,602
Effect of currency translation		-	-	-	1,099	235
Net increase in cash and cash equivalent	1,510	$343	20,065	$4,554	2,183	468

Operating Activities

Operating activities provided RM54.5 million ($11.7 million) in cash for the year ended June 30, 2023 compared to cash provided by operating activities of RM29.8 million ($6.4 million) for the year ended June 30, 2022. The change in cash from operating activities was a result of improvement in collection of receivables and credit term from payables for the year ended June 30, 2023, when compared to the year ended June 30, 2022.

Operating activities provided RM29.8 million ($6.4 million) in cash for the year ended June 30, 2022 compared to cash provided operating activities of RM3.1 million ($0.7 million) for the year ended June 30, 2021. The change in cash from operating activities was a result of the higher net profit recognized for the year ended June 30, 2022, when compared to the year ended June 30, 2021.

Investing Activities

The cash used in investing activities for the year ended June 30, 2023 was RM97.1 million ($20.8 million) compared to RM136.6 million ($31.0 million) for the year ended June 30, 2022. The reduced cash used in investing activities for the year ended June 30, 2023, was mainly due to the absence of computer systems added in the prior year ended June 30, 2022 which were categorized as intangible assets.

The cash used in investing activities for the year ended June 30 2022 was RM136.6 million ($31.0 million) compared to RM25.0 million ($5.7 million) for the year ended June 30, 2021. The increase in cash used in investing activities during the year ended June 30, 2022 was mainly due to additions in property, plant and equipment and computer systems categorized as intangible assets.

Financing Activities

Cash flows provided by financing activities for the year ended June 30, 2023 were RM44.8 million ($9.6 million) compared to RM126.9 million ($28.8 million) for the year ended June 30, 2022. The reduced cash provided by financing activities during the year ended June 30, 2023, was mainly due to absence of capital contribution from our controlling shareholder ARB Berhad as compared to the prior year ended June 30, 2022.

Cash flows provided by financing activities for the year ended June 30, 2022 were RM126.9 million ($28.8 million) compared to RM23.4 million ($5.3 million) for the year ended June 30, 2021. The increase in cash provided by financing activities during the year ended June 30, 2022 was mainly due to capital contribution from our controlling shareholder ARB Berhad.

We believe that available cash and bank balances, and the current asset, such as accounts receivable, should enable the Company to meet anticipated cash needs for at least the next 12 months.

We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Holding Company Structure

ARB IOT Group is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

5.C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview.”

5.D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demand, commitments or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.

5.E. Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates. The following descriptions of significant accounting judgments, and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this Annual Report. When reviewing our financial statements, you should consider (i) our selection of significant accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Intangible Asset and Goodwill

Supply/Service Agreements

Supply Agreement, Service Agreement and the Reseller and Drone Service Agreement (“Supply/Service Agreements”) recognized in a business combination is a contract-based intangible asset at the acquisition date and is initially measured at cost. After initial recognition, Supply/Service Agreement is measured at cost less accumulated amortization and accumulated impairment losses.

For the purpose of initial cost recognition, the Company had appointed Independent Valuer (“the Valuer”) to value Supply/Service Agreement based on Discounted Cash Flow Valuation Model (“DCF valuation model”), where the Valuer has adopted the mid-point cost of equity (“Ke”) as the discount rate for future cash flows on June 3, 2021.

The initial cost recognition was taken the following basis into consideration:

●	the expected cash flows received by Digital Agrophonic Sdn Bhd (“DASB”) derived from the execution of the Supply/Service Agreements, whereby DASB is authorised to sell, promote, market the products and drone services to customers net present value of such cash flows. Subsequent to the execution of the Reseller and Drone Service Agreement, DASB has signed the Supply Agreement and Service Agreement for:

(i)

provision of all-in-one drone services to streamline workflows on farms and plantations which includes but not limited to spraying pest protection solution for a variety of crops for a period of ten (10) years; and

(ii)	purchase of Multi-Rotor Agricultural unmanned aerial vehicles (“UAV”) manufactured and marketed under the trademark of Guangzhou Xaircraft Technology Co. Ltd (“GXT”) for a period of ten (10) years and Multi-Rotor Agricultural UAVs from other suppliers from other countries.

●	the potential future economic benefits expected to be derived from the Reseller and Drone Services Agreement for the next ten (10) years period with an option to renew for another five (5) years; and

●	rationale and prospects of the Subscription.

The calculation of initial cost of Supply/Service Agreements is based on the following assumptions:

(i)	Revenue and income pursuant to the Reseller and Drone Service Agreement, the Supply Agreement, and the Service Agreement for the period from ten (10) years, which is derived from two main sources as follows:

(a)	Sale of Products – Multi-Rotor Agricultural UAVs;

(b)	Drone Services – Providing all-in-one drone services to streamline workflows on farms and plantations which includes but not limited to spraying pest protection solution for a variety of crops.

The selling price per unit of the products is approximately RM5,800 per unit, inflated by 5% per annum for every 3-year intervals. Approximately 272 units are expected to be sold within these ten (10) years.

Drone Services provided will be charged at a rate of approximately RM342,800 per month and shall be inflated by 5% per annum for every 3-year intervals. Approximately 608 times of the monthly service rate are expected to be earned within these ten (10) years.

(ii)	The administrative and operation costs, except for salary and other staff costs, are expected to increase by 3% annually. The salary and other staff costs are expected to increase by ranging from 3% - 9% within these ten (10) years.

(iii)	The statutory tax rate is based on Malaysia’s corporate tax rate of 24%.

(iv)	There will be no significant changes to the prevailing national economic and political conditions or other abnormal changes and elsewhere.

(v)	There will be no significant changes in the present legislation or government regulations affecting the activities of DASB.

(vi)	There will be no major breakdown or disruption in the operations., arising from industrial disputes, shortages in labor, social, economic and political changes or other abnormal factors that will adversely affect the activities of DASB.

(vii)	There will be no unusual events or transactions that will materially affect the operations or results of DASB.

(viii)	There will be no legal proceedings against DASB which will adversely affect the activities or performance of DASB or give rise to any contingent liabilities., which will materially affect the position or business of DASB.

(ix)	There will be no adverse effects from weather conditions, industrial accidents or other similar occurrence, climatic diseases, wars, terrorist attacks, and other natural risks, both domestically and internationally, that may affect the operations, income and expenditure of DASB.

(x)	DASB meets all the regulations and standards prescribed by the authorities.

(xi)	There will be not any substantial impairment to the carrying value of DASB’s non-current assets.

(xii)	Pre-tax discount rate of 11.79% per annum has been applied in determining the initial cost recognition.

Computer Systems

Computer systems comprise source codes recognized in a business combination at the acquisition date and source codes purchased from third parties, which were held for use in the production or supply of goods or services to customers. The source codes are initially measured at cost. After initial recognition, source codes are measured at cost less accumulated amortization and accumulated impairment losses.

Amortization is calculated to write down the cost of the assets to their residual values on a straight line basis over their estimated useful lives. The estimated useful lives represent common life expectancies applied in the various business segments of the Company. The principal annual rates used are 20%.

Goodwill

Goodwill recognized in a business combination is an intangible asset at the acquisition date and is initially measured at cost. After initial recognition, goodwill is measured at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to the Company’s cash generating units (CGUs) which represent the lowest level within the Company at which the goodwill is monitored for internal management purposes.

The recoverable amounts of the CGUs have been determined based on value in use (“VIU”) calculations. The VIU is calculated using the pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. VIU was determined by discounting the future cash flow generated from the business operation of the CGUs.

The calculations of VIU for the CGUs are most sensitive to the following assumptions:

(i)	Revenue growth rates

The forecasted growth rates are determined based on past performance of the CGUs.

(ii)	Expenses growth rate

Expenses are projected at annual increase of approximately 3.0% (2020: nil) per annum.

(iii)	Pre-tax discount rates

Pre-tax discount rate of 4.09% (2021: 4.09%) per annum has been applied in determining the recoverable amount of the CGUs.

(iv)	Profit margin

Profit margins are projected based on the historical profit margin achieved or predetermined profit margin for the CGUs.

With regards to the assessment of the value-in-use of the CGU relating to goodwill, no impairment loss was recognized for the intangible assets on consolidation for current financial year as its recoverable value was in excess of its carrying values.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Dato’ Sri Liew Kok Leong	50	Chairman of the Board and Chief Executive Officer
(Addy) Ng Kok Wah	45	Chief Financial Officer and Director
Hong Zi Shen	43	Chief Technology Officer
(Kevin) Khor Chin Meng	51	Independent Director
(Julia) Yuen Ya Ting	43	Independent Director
Khor Ben Jin	48	Independent Director

Dato’ Sri Liew Kok Leong. Dato’ Sri Liew has been our Chairman of the Board of Directors and Chief Executive Officer since our inception. He is also the Chief Executive Officer and an Executive Director of ARB Berhad, our controlling shareholder. He is currently primarily responsible for setting the business direction and overseeing the business development, finance and corporate strategy functions of us and ARB Berhad. He graduated in 1996 with a Bachelor of Science with Distinction in Electronic and Electrical Engineering from The Robert Gordon University. Subsequently in 1998, he obtained a Master of Science in Communication Systems from University of Wales Swansea. Dato’ Sri Liew is a businessman and entrepreneur, having a wide spectrum of business with more than twenty (20) years of experience in information technology, manufacturing, telecommunication, property development and venture capital investment through his investments in public and private limited corporations. Dato’ Sri Liew is presently the Executive Director of Ageson Berhad, a construction and property development company, a public company listed on the Main Market of Bursa Malaysia Securities Berhad. He has established several companies and subsidiaries in Malaysia, Singapore and China. Dato’ Sri Liew played an active role in product development and innovation, which had contributed significantly to our company, and he was awarded in the Master Entrepreneur Category from the Asia Pacific Enterprise Award 2020. He has been a Professional Technologist (in electrical and electronics technology) registered and recognized by Malaysia Board of Technologist since September 2022 as well as a Graduate Engineer (in Electronic) registered with the Board of Engineer Malaysia since October 2022.

(Addy) Ng Kok Wah. Mr. Ng graduated from professional accounting papers with Association of Chartered Certified Accountants (ACCA), United Kingdom in 2022 and has been registered chartered accountant with the Malaysian Institute of Accountants (MIA) from 2003 till present. Mr. Ng has obtained Capital Market Services Representative License (CMSRL) in financial planning from the Securities Commission Malaysia pursuant to Capital Markets and Services Act 2007 on March 29, 2018. He started his career with an accounting firm since year 1998 followed by an international medium accounting firm, Morison Anuarul Azizan Chew & Co., handling various audit and non-audit assignments for both listed and private companies involved in a wide range of business activities including banks, insurance companies and other financial institutions. Mr. Ng has more than 20 years of experience in accounting and auditing of various industries.

Hong Zi Shen. Mr. Hong has served as the chief technology officer and co-founder of Axflix and ARB Axflix since 2018. On July 10, 2023, Mr. Hong was appointed as an Executive Director of ARB Berhad to oversee the overall operation of ARB Berhad. He accelerates companies’ growth through key software and solutions delivery initiatives. He works closely with stakeholders, leadership teams, engineering and product management teams to drive industry-leading technologies into the market. Focused on delivering company solutions at a rapid cadence while enhancing core product capabilities, Mr. Hong is transitioning traditional industry and solution to a world of cloud-hosted deployments. With almost twenty (20) years of experience in the telecommunications and internet space, Mr. Hong has a proven track record of overseeing successful teams. Before joining Axflix and ARB Axflix, he held executive leadership positions with IT companies, including chief technology officer at AttreLogix. He holds a bachelor’s degree in computer science from Tsinghua University, China, and is currently earning a master’s degree of science at University of Malaya, Malaysia.

(Kevin) Khor Chin Meng. Mr. Khor earned his professional degree from the Association of Chartered Certified Accountants (ACCA) in 1998 and has been a fellow member of the ACCA since 2005. Mr. Khor has more than twenty (20) years of experience in finance and auditing, advising clients in various industries. He started his career with Singam & Yong as an auditor junior in 1996. In 2010, Mr. Khor founded his own firms—Weld Asia Advisory Sdn. Bhd. and Weld Asia Corporate Advisory Sdn. Bhd., focusing on providing tax and business advisory services to corporate clients. Since 2015, Mr. Khor has served as a director and overseen the operations of Portable Power Products (M) Sdn. Bhd., a company engaged in wholesale of agriculture machinery, equipment and supplies. In December 2020, Mr. Khor joined the board of Annum Berhad, a Malaysian public company in the construction sector, as an independent director. In January 2019, Mr. Khor was appointed as an independent director of ARB Berhad, our controlling shareholder. Mr. Khor graduated from Segi College in 1998 as an ACCA holder.

(Julia) Yuen Ya Ting. Ms. Yuen has extensive experience in corporate secretarial, corporate governance and regulatory compliance matters. Ms. Yuen practiced in company secretarial profession with secretarial firms in Kuala Lumpur from 2001 to 2007, including FKO Corporate Services Sdn Bhd from 2001 to 2004 where she served as a company secretarial assistant overseeing approximately 150 corporate clients’ portfolios independently and some of these clients were groups of companies, and XL Corporate Services Sdn Bhd from 2005 to 2007 where she served as a semi senior secretarial assistant and her portfolio was extended to approximately 170 corporate clients. From 2007 to 2009, Ms. Yuen worked at a corporate division of a publicly listed company, YTL Corporation Berhad, responsible for ensuring compliance with relevant regulations and laws, including Bursa Malaysia’s listing requirements and Malaysia’s Companies Act. While at YTL Corporation Berhad, Ms. Yuen was also in charge of organizing board meetings. From 2014 to 2016, Ms. Yuen served as a company secretarial senior at Tengis Corporate Services Sdn. Bhd., a secretarial firm in Sabah servicing groups of companies and public companies such as Priceworth International Berhad in corporate governance, regulatory and corporate secretarial matters. In 2017, Ms. Yuen founded her own secretarial firm, JY Management as a proprietor, and thereafter, expanded and changed the firm’s name to Boardroom Secretarial Services Sdn. Bhd. (“Boardroom”). In January 2019, Ms. Yuen was appointed as Executive Director of Boardroom to manage its overall business operations. Boardroom provides a wide array of corporate and secretarial support services, including among others, registration of companies, Companies Act compliance advisory services, customization of company constitution, reinstate of dissolved companies, winding up proceedings, production of corporate portfolios for business license application, preparation of resolutions and meeting minutes. Ms. Yuen is a graduate and associate member of Malaysian Institute of Chartered Secretaries and Administrators (MAICSA). She is also an associate chartered governance professional of the Chartered Governance Institute. In addition, she holds a practicing certificate issued by Companies Commission of Malaysia.

Khor Ben Jin. Mr. Khor spearheaded the advisory services, with a focus on risk management and internal audit services at Kloo Point Consulting Group (“Kloo Point”) since 2007. He has extensive experience in providing internal audit consulting services, risk assessments and corporate governance reviews with respect to risk management, control and governance processes in publicly listed companies in Malaysia. Prior to his appointment to the executive board of Kloo Point, he was a manager in Deloitte Malaysia where he was involved in reviews of internal control systems and risk-based internal auditing projects and was responsible for the planning, review and monitoring of internal audit assignments across a range of industries. Besides Deloitte, he also had working experience in external audit at another international accounting firm. Mr. Khor graduated with the Association of the Chartered Certified Accountants, United Kingdom (“ACCA”) in July 1999. He later passed the Certified Internal Auditor examinations and obtained the certification in November 2005. He was admitted as a fellow of ACCA in September 2007.

No family relationships exist between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

6.B. Compensation of Board Members and Executives

For the fiscal year ended June 30, 2023, the aggregate cash compensation and benefits that we paid to our executive officers and directors during this period, was approximately $nil. None of our directors or executive officers received any equity awards, including options, restricted shares or other equity incentives in the year ended June 30, 2023. Our Malaysian subsidiaries are required by law to make monthly contributions based on the amount of wages received by the employee to the Malaysian Employees Provident Fund which provides retirement benefits. For the fiscal year ended June 30, 2023, our Malaysian subsidiaries contributed a total of approximately $nil for our executive officers, to the Employees Provident Fund.

6.C. Board Practices

The Nasdaq listing rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors consists of five directors, including three independent directors.

A director is not required to hold any shares in our company to qualify to serve as a director. Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, bonds and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third-party.

Board Committees

We have established an audit committee, a compensation committee and a nominating and corporate governance committee of our board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of three independent directors, namely (Kevin) Khor Chin Meng, (Julia) Yuen Ya Ting and Khor Ben Jin, and is chaired by (Kevin) Khor Chin Meng. Our board of directors has determined that each of the directors satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605(c)(2) of the Nasdaq Marketplace Rules. We have determined that (Kevin) Khor Chin Meng qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee consists of three independent directors, namely (Kevin) Khor Chin Meng, (Julia) Yuen Ya Ting and Khor Ben Jin, and is chaired by Khor Ben Jin. Our board of directors has determined that each of the directors satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605(d)(2) of the Nasdaq Marketplace Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of three directors, namely (Kevin) Khor Chin Meng, (Julia) Yuen Ya Ting and Khor Ben Jin, and is chaired by (Julia) Yuen Ya Ting. Our board of directors has determined that each of the directors satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the Nasdaq Marketplace Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to our company to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum of association and articles of association. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, bonds and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board of directors. A director will be removed from office automatically if, among other thing, the director (i) dies; (ii) becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) is found to be or becomes of unsound mind; (iv) resigns his office by notice in writing to our company; (v) is prohibited by law from being a director; and (vi) is removed from the office pursuant to any other provisions of our memorandum of association and articles of association.

Employment and Indemnification Agreements

We have entered into an employment agreement with each of our executive officers. Our executive officers are employed for a specified time period, which will be automatically extended unless either we or the executive officers give prior notice to terminate such employment. We are able to terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the board does not affect the executive’s position, willful, disobedience of a lawful and reasonable order, misconducts being inconsistent with the due and faithful discharge of the executive officer’s material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer will be able to terminate his or her employment at any time with not less than one-month prior written notice.

Each executive officer agrees to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. Each executive officer is also required to agree to assign to our company all his or her inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works, concepts and trade secrets which the executive officer may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of the executive officer’s employment with us that are either related to the scope of the employment or make use of the resources of the company. In addition, all executive officers are required to agree to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Moreover, each executive officer will be required to agree not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, (ii) solicit or entice away any of our user, client, representative or agent, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officer, manager, consultant or employee.

We have entered into indemnification agreements with our directors and executive officers, pursuant to which we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer. A copy of the form of such indemnification agreement is filed as an exhibit to this Annual Report.

6.D. Employees

As of June 30, 2023, 2022 and 2021 we had a total of 53, 41 and 41 full-time employees located in Malaysia to support our business operations, respectively.

The following table sets forth the number of our employees by function as of June 30, 2023:

Function	Number of Employees	Percentage
Management	5	9%
Sales and Business Developments	31	58%
Finance	6	11%
Sales and Technical Support	1	2%
HR and Admin Assistant	1	2%
IT Support	9	18%
Total	53	100.0%

None of our employees are represented by a labor union. We have not experienced any material labor disputes and we believe that we maintain a good working relationship with our employees.

In Malaysia, we are required to comply with regulations governing employment such as the Employees Provident Fund Act 1991, Employees’ Social Security Act 1969 and Income Tax (Deduction From Remuneration) Rules 1994. Under Employees Provident Fund Act 1991, our Malaysian subsidiaries are required to make contributions, as employers, to the Employees Provident Fund for our employees who are Malaysian citizens and who are not Malaysian citizens but permanent residents in Malaysia. The contribution rates vary, depending on the monthly wages of our employees. Other than the contributions, we have no further obligation for the payment of retirement and other post-retirement benefits of our employees in Malaysia. As of the date of this Annual Report, our Malaysian subsidiaries do not have any non-Malaysian employees.

We enter into standard employment agreements with our employees pursuant to which we shall deduct from the employee’s salary for the purpose of paying the employees’ contributions to the relevant authorities in accordance with the prescribed rates of the stipulated laws. We also issue employees handbook which provides policy and procedure to be complied by all our employees, including, amongst others, that our employees are not allowed to divulge our confidential information except with our approval whether in employment or after termination of employment.

6.E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this Annual Report by:

●	each person who is known by us to beneficially own 5% or more of each class of our voting securities;

●	each of our current directors and each member of our senior management; and

●	all of our directors and senior management as a group.

	Number(1)	Percent of Class(2)
Directors and Executive Officers:
Dato’ Sri Liew Kok Leong, CEO and Chairman	-	*
(Addy) Ng Kok Wah, CFO and Director	-	*
Hong Zi Shen, CTO	-	*
(Kevin) Khor Chin Meng, Director	-	*
(Julia) Yuen Ya Ting, Director	-	*
Khor Ben Jin, Director	-	*
All directors and executive officers as a group (6 persons)	-	*

Other Principal Shareholders:
ARB Berhad	25,000,000	94.56%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the ordinary shares. For each beneficial owner above, any options or other convertible securities exercisable or issuable within 60 days have been included in the denominator.

(2)	Based on 26,437,500 ordinary shares that are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of the date of this Annual Report.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

Unless otherwise noted, the following is a description of related party transactions we have entered into since July 1, 2022, with any of the members of our board of directors, any executive officer, any holder of more than 5% of our ordinary shares at the time of such transaction, or any members of their immediate family, that had or will have a direct or indirect material interest, other than compensation arrangements, which are described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Prior to the completion of our initial public offering on April 10, 2023, we operated as an operating segment of ARB Berhad. As of the date of this Annual Report, ARB Berhad owns approximately 94.56% of our outstanding ordinary shares. This means that ARB Berhad has the power acting alone to approve any action requiring the affirmative vote of a majority of the votes entitled to be cast and to elect all of our directors.

We do not currently expect to enter into any additional agreements or other transactions with ARB Berhad outside the ordinary course or with any of our directors, officers or other affiliates, other than those specified below. Any transactions with directors, officers or other affiliates will be subject to the requirements of Sarbanes-Oxley and SEC rules and regulations.

Historical Relationship with ARB Berhad

ARB Berhad provided administrative support services to us, and costs associated with these functions had been allocated to us. Such costs primarily related to human resources and had been primarily reflected within operating expenses in our consolidated statements of operations. These costs were allocated on the basis of gross profit contribution and assets. Management believes the basis on which the expenses had been allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received by, us during the periods presented. The amount of such expenses allocated to us was RMnil million ($nil million), RM0.7 million ($0.2 million) and RM0.1 million ($0.03 million) for the years ended June 30, 2023, 2022 and 2021, respectively, which comprised RMnil million ($nil million), RM0.7 million ($0.2 million) and RM0.1 million ($0.03 million) in general and administrative expense.

ARB Berhad as Our Controlling Shareholder

For as long as ARB Berhad continues to control more than 50% of our outstanding voting securities, ARB Berhad or its successor-in-interest will be able to direct the election of all the members of our board of directors. Similarly, ARB Berhad will have the power to determine matters submitted to a vote of our shareholders without the consent of our other shareholders, will have the power to prevent a change in control of us and will have the power to take certain other actions that might be favorable to ARB Berhad, which may limit our ability to pursue certain strategic transactions, equity issuances or repurchases or other transactions that we may believe to be in the best interests of our shareholders.

In addition, we have been included in ARB Berhad’s consolidated group for Malaysian income tax, accounting and public company reporting purposes as long as ARB Berhad controls more than 50% of our outstanding voting securities.

Transactions with Related Parties

On September 19, 2022, ARB IOT Limited subscribed for another 15,000,000 ordinary shares of the Company, at a purchase price of $0.0001 per share.

For the year ended June 30, 2023, the Company provided AI technical support to a related company, ARB Analysis Sdn Bhd, an indirect wholly-owned subsidiary of ARB Berhad. This generated income of RM0.1 million ($0.02 million).

For the year ended June 30, 2023, the Company provided active retail intelligence (ARI) data analysis models to related companies, ARB Analysis Sdn. Bhd. and ARB System Sdn. Bhd., which are indirect wholly-owned subsidiary of ARB Berhad. This generated income of RM26.0 million ($5.6 million) and RM3.0 million ($0.64 million), respectively.

For the year ended June 30, 2023, the Company engaged a related company, ARB Distribution Sdn. Bhd., an indirect subsidiary of ARB Berhad, to provide networking, commissioning, and customer relations management services. This incurred expenses of RM2.6 million ($0.6 million).

For the year ended June 30, 2023, the Company engaged a related company, ARB Axflix Sdn. Bhd., an indirect subsidiary of ARB Berhad, to provide IT support services for certain systems. This incurred expenses of RM0.3 million ($0.1 million).

For the year ended June 30, 2023, the Company engaged a related party, Ageson Mantap Sdn. Bhd., a subsidiary of Ageson Berhad, which is a Malaysia publicly listed company, to provide certain renovation work. Dato’s Sri Liew Kok Leong is the Executive Director of Ageson Berhad. This incurred expenses of RM1.2 million ($0.3 million).

Dato’ Sri Liew Kok Leong, who serves as the Chairman of our board of directors and our Chief Executive Officer, is also an Executive Director and chief executive officer of ARB Berhad.

Related Party Transaction Policy

Pursuant to our related party transaction policy, any related party transaction must be approved or ratified by our board of directors or audit committee thereof. In determining whether to approve or ratify a transaction with a related party, our audit committee will consider all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms, the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related party’s direct or indirect interest and the actual or apparent conflict of interest of the related party. Our audit committee will not approve or ratify a related party transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements,” which contains our consolidated financial statements prepared in accordance with IFRS.

Legal Proceedings

We may from time to time become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that in the opinion of our management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations and financial condition.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

Policy on Dividend Distributions

We have not previously declared, or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

8.B. Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares have traded on the Nasdaq Capital Market since April 5, 2023, under the symbol “ARBB”.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

See “Item 9. The Offer and Listing—A. Offer and Listing Details.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

Summaries of material provisions of our memorandum and articles of association currently in effect and of the Companies Act, insofar as they relate to the material terms of our ordinary shares, are contained in the IPO Form F-1 in the section entitled “Description of Share Capital,” which are incorporated herein by reference.

10.C. Material Contracts

All material contracts governing the business of the Company are described elsewhere in this Annual Report or in the information incorporated by reference herein.

10.D. Exchange Controls

Cayman Islands

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

Malaysia

There are foreign exchange policies in Malaysia that support the monitoring of capital flows into and out of the country in order to preserve its financial and economic stability. The foreign exchange policies are administered by the Foreign Exchange Administration, an arm of Bank Negara Malaysia (“BNM”), the central bank of Malaysia. The foreign exchange policies monitor and regulate both residents and non-residents. Under the current Foreign Exchange Administration rules issued by BNM, non-residents are free to repatriate any amount of funds from Malaysia in foreign currency other than the currency of Israel at any time (subject to limited exceptions), including capital, divestment proceeds, profits, dividends, rental, fees and interest arising from investment in Malaysia, subject to any withholding tax.

10.E. Taxation

A description of material Cayman Islands, Malaysia and U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares is contained in the IPO Form F-1 in the section entitled “Taxation,” which is incorporated herein by reference.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Reports and other information filed by us with the SEC, including this Annual Report, may be viewed from the SEC’s Internet site at http://www.sec.gov. In addition, we will provide hard copies of our Annual Report free of charge to shareholders upon request.

Statements made in this Annual Report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I. Subsidiary Information

See “Item 4. Information on the Company—A. History and Development of the Company—Our Corporate Structure.”

10.J. Annual Report to Security Holders

If we are required to provide an annual report to security holders, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RM. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our shares is affected by the exchange rate between U.S. dollar and RM because the value of our business is effectively denominated in RM, while our shares are traded in U.S. dollars.

To the extent that we need to convert U.S. dollars into RM for our operations, appreciation of the RM against the U.S. dollar would have an adverse effect on the RM amount we receive from the conversion. Conversely, if we decide to convert RM into U.S. dollars for business purposes, appreciation of the U.S. dollar against the RM would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses incurred on income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation

To date, inflation in Malaysia has not materially impacted our results of operations. According to the Department of Statistics Malaysia Official Portal, the year-over-year percent changes in the consumer price index for 2020 was decrease of 1.2%; for 2021, increase of 2.5%; and for 2022, increase of 3.4%. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Malaysia. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalent, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in Malaysia.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our security holders.

Use of Proceeds

On April 10, 2023, we completed our initial public offering of 1,250,000 ordinary shares sold at a public offering price of $4.00 per share (the “IPO”). The ordinary shares offered and sold in the IPO were registered under the Securities Act pursuant to our Registration Statement on Form F-1 (File No. 333- 267697), which was declared effective by the SEC on March 30, 2023. On April 25, 2023, we completed the sale of an additional 187,500 ordinary shares at the public offering price of $4.00 per share, pursuant to the exercise by the underwriter of the over-allotment option, in full, granted to it in connection with the IPO.

Our IPO, including the over-allotment, generated gross proceeds of $5.75 million. We paid underwriting discounts and commissions of approximately $0.4 million and other issuance costs of approximately $1.01 million. We paid out of pocket all of our fees, costs and expenses in connection with the IPO.

No offering expenses were paid directly or indirectly to any of our directors or officers (or their associates), persons owning 10% or more of our ordinary shares or any other affiliates.

There has been no material change in the expected use of the net proceeds from our IPO as described in our final prospectus filed with the SEC on April 6, 2023, pursuant to Rule 424(b).

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of June 30, 2023. Based on that evaluation, our management, including our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Attestation Report of Independent Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that (Kevin) Khor Chin Meng is the “Audit Committee Financial Expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and also meets Nasdaq’s financial sophistication requirements. Mr. Khor is an “independent director” as defined by the rules and regulations of Nasdaq.

 ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics and Business Conduct, or the Code of Ethics, that is applicable to all of our employees, officers and directors and is available on our website at www.arbiotgroup.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to the Company for fiscal years ended June 30, 2023 and 2022 by BF Borgers CPA PC, the Company’s principal accounting firm.

	For the year ended June 30,
	2023	2022
	USD	USD
Audit Fees	$150,000	$150,000
Audit-Related Fees	$80,000	$-
Tax Fees	$-	$-
All Other Fees	$-	$-
Total	$230,000	$150,000

Audit Fees

Audit fees consisted of the aggregate fees for the audits of our consolidated financial statements, half year reviews, consents, and assistance with review of documents filed with the SEC. Fees for the year ended June 30, 2023, also include the fees related to audit activities conducted in connection to the IPO and under PCAOB standards.

Audit Related Fees

Audit-related fees consist of the aggregate fees billed for each of the last two fiscal years for assurance and related services performed by the Company’s principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the paragraph captioned “Audit Fees” above.

Tax Fees

Tax fees consist of aggregate fees billed for each of the last two fiscal years for professional services performed by the Company’s principal accountant with respect to tax compliance, tax advice, tax consulting and tax planning. We did not engage our principal accountant to provide tax compliance, tax advice or tax planning services during the last two fiscal years.

All Other Fees

All other fees consist of aggregate fees billed for each of the last two fiscal years for products and services provided by the Company’s principal accountant, other than for the services reported under the headings “Audit Fees,” “Audit-Related Fees” and “Tax Fees” above. We did not engage our principal accountant to render services to us during the last two fiscal years, other than as reported above.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted services, subject to the ability of the audit committee to delegate certain pre-approval authority to one or more of its members. All of the fees listed in the table above were approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable laws of Cayman Islands and our memorandum and articles of association. In addition, since our ordinary shares are listed on Nasdaq, we are subject to Nasdaq’s corporate governance requirements.

As of the date of this Annual Report, we are a “controlled company” within the meaning of the Nasdaq Listing Rules, where more than 50% of the voting power of our securities for the election of directors was held by an individual, group or another company and, as a result, qualified for exemptions from certain Nasdaq corporate governance requirements, including, without limitation (i) the requirement that the board of directors is comprised of a majority of independent directors; (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating and corporate governance committee comprised solely of independent directors. We have not relied on any of these “controlled company” exemptions.

In addition, as a foreign private issuer, Nasdaq Listing Rule 5615(a)(3) permits us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that we disclose in our annual report filed with the SEC each requirement of Rule 5600 that we do not follow and describe the home country practice followed in lieu of such requirement.

We are currently following some Cayman corporate governance practices in lieu of Nasdaq corporate governance listing standards as follows:

●	We are not required to seek shareholders’ approval of any issuance of securities in connection with a transaction other than a public offering where such transaction involves the issuance of securities representing more than 20% of or more of the voting power outstanding before the issuance at a price lower than the “Minimum Price”, in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(d) with respect to shareholder approval.

●	We are not required to seek shareholders’ approval for the establishment of or any material amendments to our equity compensation plans in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(c) with respect to shareholder approval.

●	We are not required to seek shareholders’ approval for the issuance of securities to external consultants, in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(c) with respect to shareholder approval.

●	We are not required to hold annual shareholders’ meetings.

Our Cayman counsel has provided relevant letters to Nasdaq certifying that under Cayman law, we are not required to seek shareholders’ approval in the above circumstances.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited financial statements are included as the “F” pages attached to this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with IFRS.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to Registration Statement on Form F-1/A filed on March 27, 2023)
1.2	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to Registration Statement on Form F-1/A filed on March 27, 2023)
2.1*	Description of Securities Pursuant to Section 12 of the Exchange Act as of June 30, 2023
2.2	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.1 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.2†	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.2 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.3	Tenancy Agreement between ARB Intelligence Sdn. Bhd. and VNH One Sdn. Bhd., dated March 3, 2021 (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.4	Management Services Agreement among ARB Berhad, ARBIOT Sdn. Bhd. and ARB Development Sdn. Bhd., dated September 15, 2020 (incorporated by reference to Exhibit 10.4 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.5	Service Agreement between ARBIOT Sdn Bhd and Baritech Sdn. Bhd., dated 27 March 2019, for project commissioning services (incorporated by reference to Exhibit 10.5 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.6	Service Agreement between ARBIOT Sdn Bhd and Baritech Sdn. Bhd., dated 30 April 2019, for project management and business application services (incorporated by reference to Exhibit 10.6 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.7	Service Agreement between ARBIOT Sdn Bhd and Baritech Sdn. Bhd., dated 25 May 2020, for project commissioning services (incorporated by reference to Exhibit 10.7 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.8	Service Agreement between Baritech Sdn Bhd and ARB Distribution Sdn. Bhd., dated 1 October 2020, for project management for upgrade system modules (incorporated by reference to Exhibit 10.8 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.9	Service Agreement between ARB Cloud Sdn Bhd and ARB Big Data Sdn. Bhd., dated 23 June 2021, for system development services (incorporated by reference to Exhibit 10.9 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.10	Service Agreement between ARB Big Data Sdn Bhd and ARB Axflix Sdn. Bhd., dated 23 June 2021, for system development services (incorporated by reference to Exhibit 10.10 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.11	Service Agreement between ARB Axflix Sdn Bhd and ARB Agro Technology Sdn Bhd (formerly known as Digital Agrophonic Sdn. Bhd), dated 28 May 2021, for implementation of system development (incorporated by reference to Exhibit 10.11 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.12	Service Agreement between ARBIOT Sdn Bhd and ARB Axflix Sdn. Bhd dated 24 September 2021 for implementation of project commissioning (incorporated by reference to Exhibit 10.12 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.13	Service Agreement between ARB Big Data Sdn Bhd and ARB Axflix Sdn. Bhd dated 8 October 2021 for implementation of system development (incorporated by reference to Exhibit 10.13 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.14	Service Agreement between ARB Axflix Sdn Bhd and ARB WMS Technologies Sdn. Bhd (formerly known as Bluewave WMS Technologies Sdn Bhd) dated 7 July 2021 for implementation of system development (incorporated by reference to Exhibit 10.14 to Registration Statement on Form F-1/A filed on March 27, 2023)

4.15	Service Agreement between ARB Innovation Sdn Bhd (formerly known as Aberys Innovation Sdn Bhd) and ARB Axflix Sdn. Bhd dated 20 July 2021 for implementation of system development (incorporated by reference to Exhibit 10.15 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.16	Service Agreement between ARB Axflix Sdn Bhd and ARB Intelligence Sdn. Bhd dated 22 September 2021 for implementation of system development (incorporated by reference to Exhibit 10.16 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.17	Service Agreement between ARB System Sdn Bhd and ARB Distribution Sdn. Bhd dated 2 July 2021 system development services (incorporated by reference to Exhibit 10.17 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.18	Supply Agreement between ARB Innovation Sdn Bhd (formerly known as Aberys Innovation Sdn Bhd) dated 5 August 2021 and Ageson Industrial Sdn. Bhd.(formerly known as AB5 Sdn Bhd), dated 5 August 2021 to procure and supply IBS system (incorporated by reference to Exhibit 10.18 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.19	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Registration Statement on Form F-1/A filed on March 27, 2023)
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Ethics and Business Conduct of the Registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1/A filed on March 27, 2023)
12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.
†	Executive Compensation Plan or Agreement

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARB IOT GROUP LIMITED

Date: October 27, 2023	By:	/s/ Dato’ Sri Liew Kok Leong
	Name:	Dato’ Sri Liew Kok Leong
	Title:	Chief Executive Officer (Principal Executive Officer)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of ARB IOT Group Limited

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of ARB IOT Group Limited (the “Company”), as of June 30, 2023 and 2022, the related statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the years then ended, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC (PCAOB ID 5041)

Served as Auditor since 2022

Lakewood, CO

October 27, 2023

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT 30 JUNE 2023

	Note	As of 30 June 2023	As of 30 June 2022	As of 30 June 2021	As of 30 June 2023
		RM	RM	RM	USD

Assets
Current assets
Cash and bank balances	4	56,183,612	28,171,145	8,106,006	12,033,329
Trade receivables	5	38,356,692	101,155,225	23,655,437	8,215,184
Other receivables, deposits and prepayments	6	5,470,576	5,030,699	8,749,606	1,171,680
Amount due from related companies	7	67,175,000	-	6,724,476	14,387,449
Current tax asset		20,849	12,841	-	4,466
Total current assets		167,206,729	134,369,910	47,235,525	35,812,108

Non-current assets
Property, plant and equipment	8	111,606,553	55,083,197	-	23,903,737
Right -of-use asset	9	259,526	106,183	-	55,585
Intangible asset	10	116,630,856	139,054,004	68,742,723	24,979,836
Other Investment		-	-	5,400,000	-
Total non-current assets		228,496,935	194,243,384	74,142,723	48,939,158

Total assets		395,703,664	328,613,294	121,378,248	84,751,266

Liabilities

Current liabilities
Trade payables	11	7,102,712	699,495	2,504,105	1,521,249
Other payables and accruals	12	1,689,557	8,977,625	15,470,385	361,867
Amount due to related companies	7	27,900,000	-	10,142,597	5,975,584
Amount due to holding company	7	21,500,000	140,000	-	4,604,840
Current tax liability		121,693	6,079,676	-	13,792
Lease liabilities	9	64,393	108,069	-	26,064
Total current liabilities		58,378,355	16,004,865	28,117,087	12,503,396

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT 30 JUNE 2023 (CONT’D)

	Note	As of 30 June 2023	As of 30 June 2022	As of 30 June 2021	As of 30 June 2023
		RM	RM	RM	USD

Non-current liabilities
Deferred tax liabilities	13	18,348,653	18,113,481	9,283,774	3,929,889
Lease liabilities	9	138,899	-	-	29,749
Total non-current liabilities		18,487,552	18,113,481	9,283,774	3,959,638

Total liabilities		76,865,907	34,118,346	37,400,861	16,463,034

Net assets		318,837,757	294,494,948	83,977,387	68,288,232

EQUITY

Share capital	14	23,308,795	4,416	4	4,992,246
Capital contribution	15	164,575,283	192,175,283	55,136,000	35,248,508
Reserves		130,859,521	101,972,906	25,121,921	28,027,312
Equity attributable to owners of the Company		318,743,599	294,152,605	80,257,925	68,268,066
Non-controlling interests	16	94,158	342,343	3,719,462	20,166
TOTAL EQUITY		318,837,757	294,494,948	83,977,387	68,288,232

The accompanying notes are an integral part of these consolidated financial statements.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME FOR THE YEAR ENDED 30 JUNE 2023

		For the year ended
	Note	30 June 2023	30 June 2022	30 June 2021	30 June 2023
		RM	RM	RM	USD

Revenue	17	242,132,250	443,024,003	50,324,746	51,859,552
Cost of sale		(192,212,350)	(344,856,631)	(40,063,662)	(41,167,777)
Gross profit		49,919,900	98,167,372	10,261,084	10,691,775
Other income		787,233	323,897	12,982,437	168,609
Administrative expenses		(28,758,171)	(10,192,782)	(2,841,274)	(6,159,385)
Other operating expenses		(51,724)	-	-	(11,078)
Finance costs		(4,235)	(6,085)	-	(907)
Profit before tax	18	21,893,003	88,292,402	20,402,247	4,689,014
Tax expense	19	5,644,222	(14,909,380)	(1,538,359)	1,208,871
Profit for the financial year		27,537,225	73,383,022	18,863,888	5,897,885

Other comprehensive income for the financial year, net of tax
Items that may be reclassified subsequently to profit or loss:
Gain/(Loss) on foreign currency translation		1,100,195	(6)	-	235,638
Total comprehensive income for the financial year		28,637,420	73,383,016	18,863,888	6,133,523
Profit for the financial year attributable to:
Owners of the Company		25,834,757	73,582,495	18,679,690	5,533,253
Non-controlling interests	16	1,702,468	(199,479)	184,198	364,632
		27,537,225	73,383,016	18,863,888	5,897,885
Total comprehensive income/(loss) attributable to:
Owners of the Company		26,934,952	73,582,495	18,679,690	5,768,891
Non-controlling interests		1,702,468	(199,479)	184,198	364,632
		28,637,420	73,383,016	18,863,888	6,133,523

Weighted average shares outstanding:
Basic	20	21,999,658	10,000,000	10,000	21,999,658
Diluted	20	21,999,658	10,000,000	10,000	21,999,658

Earnings per share attributable to Owners of the Company:
Basic	20	1.17	7.36	1,867.97	0.25
Diluted	20	1.17	7.36	1,867.97	0.25

The accompanying notes are an integral part of these consolidated financial statements.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2023

				Total
				attributable	Non-
	Share	Capital	Retained	to owners	controlling	Total
	capital	contribution	earnings	the Company	interests	equity
	RM	RM	RM	RM	RM	RM

Balance at 30 June 2020	4	30,587,000	6,455,737	37,042,741	-	37,042,741
Profit for the financial year	-	-	18,679,690	18,679,690	184,198	18,863,888
Total and other comprehensive income	-	-	18,679,690	18,679,690	184,198	18,863,888
Transaction with Owners
Capital contribution	-	24,549,000	-	24,549,000	-	24,549,000
Acquisition of subsidiaries	-	-	-	-	2,421,709	2,421,709
Effects of dilution of interests in a subsidiary	-	-	(64,511)	(64,511)	64,511	-
Merger reserve from common control	-	-	51,005	51,005	(5)	51,000
Ordinary shares contributed by non-controlling interest of subsidiaries	-	-	-	-	1,049,049	1,049,049
Total transactions with Owners	-	24,549,000	(13,506)	24,535,494	3,535,264	28,070,758
Balance at 30 June 2021	4	55,136,000	25,121,921	80,257,925	3,719,462	83,977,387

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2023 (CONT’D)

					Total
			Exchange		attributable	Non-
	Share	Capital	translation	Retained	to owners	controlling	Total
	capital	contribution	reserve	earnings	the Company	interests	equity
	RM	RM	RM	RM	RM	RM	RM

Balance at 30 June 2021	4	55,136,000	-	25,121,921	80,257,925	3,719,462	83,977,387
Profit/(loss) for the financial year	-	-	-	73,582,501	73,582,501	(199,479)	73,383,022
Loss on foreign currency translations	-	-	(6)	-	(6)	-	(6)
Total and other comprehensive income/(loss)	-	-	(6)	73,582,501	73,582,495	(199,479)	73,383,016
Transaction with Owners
Capital contribution	-	137,039,283	-	-	137,039,283	-	137,039,283
Acquisition of subsidiaries	-	-	-	-	-	139,960	139,960
Effects of accretion of interests in subsidiaries	-	-	-	3,582,228	3,582,228	(3,631,729)	(49,501)
Effects of dilution of interests in a subsidiary	-	-	-	(313,728)	(313,728)	313,728	-
Issuance of shares	4,412	-	-	-	4,412	-	4,412
Merger reserve from common control	-	-	-	(10)	(10)	-	(10)
Irredeemable convertible preference shares contributed by non-controlling interest of subsidiaries	-	-	-	-	-	400	400
Ordinary shares contributed by non-controlling interests of subsidiaries						1	1
Total transactions with Owners	4,412	137,039,283	-	3,268,490	140,312,185	(3,177,640)	137,134,545
Balance at 30 June 2022	4,416	192,175,283	(6)	101,972,912	294,152,605	342,343	294,494,948

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2023 (CONT’D)

					Total
			Exchange		attributable	Non-
	Share	Capital	translation	Retained	to owners	controlling	Total
	capital	contribution	reserve	earnings	the Company	interests	equity
	RM	RM	RM	RM	RM	RM	RM

Balance at 30 June 2022	4,416	192,175,283	(6)	101,972,912	294,152,605	342,343	294,494,948
Profit for the financial year	-	-	-	25,834,756	25,834,756	1,702,469	27,537,225
Gain on foreign currency translations	-	-	1,100,196	-	1,100,196	-	1,100,196
Total and other comprehensive income	-	-	1,100,196	25,834,756	26,934,952	1,702,469	28,637,421
Transaction with Owners
Reclassification of capital contribution to liabilities	-	(27,600,000)	-	-	(27,600,000)	-	(27,600,000)
Effect of accretion of interest in subsidiaries	-	-	-	1,951,653	1,951,653	(1,951,653)	-
Issuance of shares	23,304,378	-	-	-	23,304,378	-	23,304,378
Merger reserve from common control	-	-	-	10	10	-	10
Non-convertible redeemable preference shares contributed by non-controlling interest of a subsidiary	-	-	-	-	-	1,000	1,000
Total transaction with Owners	23,304,378	(27,600.000)	-	1,951,663	(2,343,958)	(1,950,653)	(4,294,612)
Balance at 30 June 2023	23,308,794	164,575,283	1,100,190	129,759,331	318,743,599	94,159	318,837,757

The accompanying notes are an integral part of these consolidated financial statements.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2023

	For the year ended
	30 June 2023	30 June 2022	30 June 2021	30 June 2023
	RM	RM	RM	USD

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax	21,893,003	88,292,402	20,402,247	4,689,014
Adjustments for:
Depreciation of property, plant and equipment	15,859,909	933,859	-	3,396,854
Amortisation of intangible asset	22,423,147	15,423,146	1,522,226	4,802,558
Depreciation of right-of-use asset	126,945	116,801	-	27,189
Gain on disposal of subsidiaries	(6,178)	-	-	(1,323)
Interest expense of lease liabilities	4,235	6,085	-	907
Interest income	(776,511)	(229,225)	(51,541)	(166,312)
Negative goodwill	-	(94,672)	(12,930,896)	-
Property, plant and equipment written off	479	-	-	103
Unrealised exchange loss	186	-	-	41
Operating profit before changes in working capital	59,525,215	104,448,396	8,942,036	12,749,031

Changes in working capital:
Trade receivables	(4,376,467)	(70,310,311)	19,818,910	(937,346)
Other receivables, deposit and prepayments	(445,727)	3,718,902	(1,349,607)	(95,466)
Trade payables	6,403,217	(1,811,276)	(24,834,765)	1,371,432
Other payables and accruals	(7,273,785)	(6,501,989)	539,438	(1,557,889)
Cash generated from operations	53,832,453	29,543,722	3,116,012	11,529,762

Interest received	776,511	229,225	51,541	166,312
Income tax paid	(143,898)	(12,832)	(41,088)	(30,820)
Net cash generated from operating activities	54,465,066	29,760,115	3,126,465	11,665,254

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of additional equity interest of subsidiaries	-	(49,501)	-	-
Acquisition of intangible assets	-	(78,000,000)	-	-
Acquisition of subsidiaries, net of cash acquired	1,296	(7,948,901)	(18,262,439)	278
Proceed from redemption of other investment	-	5,400,000	-	-
Acquisition of property, plant and equipment	(72,383,744)	(56,017,057)	-	(15,503,051)
Placement of deposit pledged with licensed bank	(24,729,745)	-	-	(5,296,583)
Advance to related companies	-	-	(6,724,476)	-
Proceed from disposal of subsidiaries, net of cash proceeds	(2,949)	-	-	(632)
Proceed from disposal of other investments	10	-	-	2
Net cash used in investing activities	(97,115,132)	(136,615,459)	(24,986,915)	(20,799,986)

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2023 (CONT’D)

	For the year ended
	30 June 2023	30 June 2022	30 June 2021	30 June 2023
	RM	RM	RM	USD

CASH FLOWS FROM FINANCING ACTIVITIES
Advance from/ (Repayment to) related companies	27,760,000	(9,638,169)	(2,277,782)	5,945,599
Non-convertible redeemable preference shares contributed by non-controlling interests of subsidiaries	1,000	-	-	214
Ordinary share capital contributed by non-controlling interest of subsidiaries	-	-	1,049,049	-
Proceeds from issuance of ICPS	-	401	-	-
Payment of lease liabilities	(132,000)	(121,000)	-	(28,272)
Repayment to holding company	(6,100,000)	(364,428)	-	(1,306,490)
Merger reserve from common control	-	(10)	51,000	-
Proceeds from capital contribution	-	137,039,283	24,549,000	-
Issuance of share capital	23,304,379	4,412	-	4,991,300
Net cash from financing activities	44,833,379	126,920,489	23,371,267	9,602,351

Net increase in cash and cash equivalents	2,183,313	20,065,145	1,510,817	467,619
Effect of exchange rate changes	1,099,409	(6)	-	235,470
Cash and cash equivalents at beginning of the year	28,171,145	8,106,006	6,595,189	6,033,657
Cash and cash equivalents at end of the year	31,453,867	28,171,145	8,106,006	6,736,746

Cash and cash equivalents comprised:
Deposit with licensed bank	24,729,745	-	-	5,296,583
Cash and bank balances	31,453,867	28,171,145	8,106,006	6,736,746
	56,183,612	28,171,145	8,106,006	12,033,329

The accompanying notes are an integral part of these consolidated financial statements.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

1. GENERAL INFORMATION AND REORGANIZATION TRANSACTIONS

ARB IOT Group Limited (the “Company”) was incorporated and registered as an exempted company with limited liability in the Cayman Islands under the Companies Act of the Cayman Islands on 1 March 2022. The Company through its subsidiaries, is engaged in provision of hardware and software of Internet of Things solutions to meet customers demand in four business lines, which are IoT Smart Home and Buildings, IoT Smart Agriculture, IoT System Development and IoT Gadget Distribution. The Company is principally engaged in investment holding activities. The principal activities of the subsidiaries are described in Note 2 Principles of consolidation to the financial statements. The principal place of business of the Company is located at 2-3A, Jalan Puteri 2/3, Bandar Puteri, 47100 Puchong, Selangor, Malaysia.

The Company’s ultimate controlling shareholder is ARB Berhad, a company incorporated in October 1997 in Malaysia and becoming listed on the Main Market of Bursa Malaysia Securities Berhad in February 2004.

The financial statements are presented in Ringgit Malaysia (“RM”) which is also the functional currency of the Company.

The conversion from Ringgit Malaysia into U.S. dollars (“USD”) was made at the exchange rate as of 30 June 2023, 30 June 2022 and 30 June 2021 on which USD 1.00 equaled RM 4.6690. The use of USD is solely for the convenience of the reader.

Reorganization under common control

Prior to the Group reorganization (“Reorganization”), ARB Berhad, the controlling shareholder of the Company, held 100% of the shareholdings of ARB Lab Sdn. Bhd., ARB R&D Sdn. Bhd., ARB Innovation Sdn. Bhd., ARB AI Sdn. Bhd., ARBIOT Sdn. Bhd., ARB Midware Sdn. Bhd., ARB Intelligence Sdn. Bhd., ARB AI Agro Sdn. Bhd., ARB Agro Technology Sdn. Bhd., ARB 5G Sdn. Bhd., ARB Big Data Sdn. Bhd., ARB Techsymbol Sdn. Bhd., ARB Logistic Technologies Sdn. Bhd., ARB Information Sdn. Bhd. and ARB AI Technology Sdn. Bhd., 95% of the shareholding of ARB Robotic Sdn. Bhd. and 51% of the shareholdings of ARB Distribution Sdn. Bhd. and ARB WMS Technologies Sdn. Bhd. (collectively, the “Transferred Shareholdings”).

The Reorganization was executed as follows:

-	The Company was incorporated on 1 March 2022 by issuing 1 share to ARB IOT Limited. On 15 March 2022, the Company incorporated ARB IOT (M) Sdn. Bhd., a company limited by shares under the laws of Malaysia.

-	On 18 March 2022, ARB Berhad transferred its equity interest in ARB IOT Group Sdn. Bhd. to ARB IOT (M) Sdn. Bhd., through ARB Digital Technology Sdn. Bhd., an indirect wholly-owned Malaysian subsidiary of ARB Berhad. As a result, the Company acquired the Transferred Shareholdings.

-	On 9 June 2022, the Company effected a 1 to 10,000 share split (please see Note 14 for more information).

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

1. GENERAL INFORMATION AND REORGANIZATION TRANSACTIONS (CONT’D)

Reorganization under common control (cont’d)

Upon the completion of the Reorganization, the Company became the holding company of the subsidiaries set forth in Note 2 Principles of consolidation. As the Company’s subsidiaries and the Company were controlled by ARB Berhad, immediately before and after the Reorganization, the Reorganization was accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements as of and for the year ended 30 June 2021 and 2022 represent historical consolidated financial statements as if the corporate structure of the Group had been in existence since the beginning of the periods presented and the financial statement items of the combining entities had been combined from the date when the combining entities first came under the control of the controlling party. The net assets of the combining entities are consolidated using the existing book values from the controlling party’s perspective. No amount is recognized in respect of goodwill or excess of bargain purchase gain at the time of common control combination. The consolidated statements of operations and other comprehensive income includes the results of each of the combining entities from the earliest date presented or since the date when the combining entities first came under the common control, whichever is shorter.

2. SIGNIFICANT ACCOUNTING POLICIES

This summary provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not been disclosed in the other notes below. The policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Group consisting of ARB IOT Group Limited and its subsidiaries.

Basis for preparation

Through the Reorganization, the Company became the holding company of the contributed businesses now comprising the Group, which were under the common control of the controlling shareholder before and after the Reorganization. Accordingly, the financial statements were prepared on a consolidated basis by applying the principles of the pooling of interest method as if the Reorganization had been completed at the beginning of the reporting period for the year ended 30 June 2023 and 2022.

The consolidated statements of operations and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year ended 30 June 2022 and 2023 include the results, changes in equity and cash flows of the companies comprising the Group as if the Company had always been the holding company of the Group and the current group structure had been in existence throughout year ended 30 June 2022 and 2023, or since their respective dates of incorporation, where this is a shorter period.

The consolidated financial statements of ARB IOT Group Limited and its subsidiaries have been prepared on a going concern basis and in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of financial assets and liabilities at fair value through profit or loss and other comprehensive income.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Basis for preparation (cont’d)

New or amended Accounting Standards and Interpretations adopted

There was no new or amended Accounting Standards and Interpretations issued by the International Accounting Standards Board (“IASB”) that are relevant to the company’s current reporting period. Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. The company has not yet assessed the impact of these new or amended Accounting Standards and Interpretations.

Business combinations

Business combinations are accounted for using the acquisition method with assets and liabilities acquired recorded at the acquisition date fair value. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value and the amount of any non-controlling interest share (“NCI”) in the acquiree. For each business combination, the Group elects whether to measure NCI in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition related costs are expensed as incurred and included in General and administrative expenses.

Principles of consolidation

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The principal place of business of the subsidiaries are in Malaysia and/or incorporated in Malaysia unless indicated otherwise. The details of the subsidiaries are as follows:

	Ownership Interest in equity
Name of company	30 June 2023%	30 June 2022%	Principal activities

ARB IOT (M) Sdn. Bhd.	100	100	Investment holding

ARB IOT Group Sdn. Bhd.	100	100	Investment holding

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Principles of consolidation (cont’d)

	Ownership Interest in equity
Name of company	30 June 2023%	30 June 2022%	Principal activities

Subsidiaries of ARB IOT Group Sdn. Bhd.
ARB AI Agro Sdn. Bhd.	100	100	Investment holding

Subsidiary of ARB AI Agro Sdn. Bhd.
ARB Agro Technology Sdn. Bhd.	100	100	Business in digital agricultural technology

ARB AI Sdn. Bhd.	100	100	Investment holding

Subsidiary of ARB AI Sdn. Bhd.
ARBIOT Sdn. Bhd.	100	100	IoT, internet and multimedia development and consultancy services, and project management

ARB Lab Sdn. Bhd.	100	100	Investment holding

Subsidiaries of ARB Lab Sdn. Bhd.
ARB R&D Sdn. Bhd.	100	100	Development of IT and IoT for software and

Subsidiary of ARB R&D Sdn. Bhd.
ARB Innovation Sdn. Bhd.	100	100	Provision of IT software and hardware solution

ARB R1 Technology Sdn. Bhd	100	100	Dormant

ARB Midware Sdn. Bhd.	100	100	Investment holding

Subsidiary of ARB Midware Sdn. Bhd.
ARB Distribution Sdn. Bhd.	51	51	Distribution of IoT related products

ARB Robotic Sdn. Bhd.	100	95	Investment holding

Subsidiary of ARB Robotic Sdn. Bhd.
ARB Intelligence Sdn. Bhd.	100	100	IoT cloud business platform

ARB Techsymbol Sdn. Bhd.	100	100	Investment holding

Subsidiaries of ARB Techsymbol Sdn. Bhd.
ARB Logistic Technologies Sdn. Bhd.	100	100	Dormant

ARB WMS Technologies Sdn. Bhd.	51	51	Business in provision of warehouse management system solution and equipment

ARB 5G Sdn. Bhd.	100	100	Investment holding

Subsidiary of ARB 5G Sdn. Bhd.
ARB Big Data Sdn. Bhd.	100	100	Software development and data analysis

ARB Synergy Sdn. Bhd	-	-	Investment holding

Subsidiary of ARB Synergy Sdn. Bhd.
ARB Data Book Pte. Ltd	-	-	Dormant
-Singapore

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Principles of consolidation (cont’d)

During the financial year, the Group completed the following subscriptions, acquisitions and disposals of companies:

(1)	On 17 April 2023, ARB IOT Group Sdn. Bhd., an direct subsidiary of the Company, acquired 1 ordinary share representing 100% equity interest of ARB Synergy Sdn. Bhd. for a total cash consideration of RM 1. Consequently, ARB Synergy Sdn. Bhd. and its wholly-owned subsidiary company, namely ARB Databook Pte. Ltd. became wholly-owned subsidiaries of the ARB IOT Group Sdn. Bhd.

On 27 June 2023, ARB IOT Group Sdn. Bhd. disposed 100% equity interest in ARB Synergy Sdn. Bhd. for consideration of RM 1. Consequently, ARB Synergy Sdn. Bhd. and its subsidiary company, ARB Databook Pte. Ltd. disposed off from the Group.

(2)	On 26 May 2023, ARB IOT Group Sdn. Bhd. acquired 10 ordinary shares representing 10% of equity interest of ARB Robotic Sdn. Bhd. from ARB Distribution Sdn. Bhd., an 51% owned subsidiary of the Company, for a total consideration of RM 1. Consequently, ARB Robotic Sdn. Bhd. and its wholly-owned subsidiary company, namely ARB Intelligent Sdn. Bhd. became wholly-owned subsidiaries of the Company.

In the previous financial year, the Group completed the following subscriptions, acquisitions, disposals and incorporations of companies:

(1)	On 12 July 2021, ARB Techsymbol Sdn. Bhd. acquired 49,000 ordinary shares representing 49% of the equity interest of ARB Logistic Technologies Sdn. Bhd. for a total cash consideration of RM 49,000. Consequently, ARB Logistic Technologies Sdn. Bhd. became a wholly-owned subsidiary of ARB Techsymbol Sdn. Bhd.

(2)	On 12 August 2021, ARB Techsymbol Sdn. Bhd. had acquired 51,000 ordinary shares representing 51% of equity interest of ARB WMS Technologies Sdn. Bhd., for a total cash consideration of RM 51,000.

(3)	On 23 September 2021, ARB R&D Sdn. Bhd. had acquired one (1) ordinary share representing 100% of equity interest of ARB Innovation Sdn. Bhd., for a total cash consideration of RM 8,000,001.

(4)	On 12 October 2021, ARB AI Agro Sdn. Bhd. acquired 100 ordinary shares representing 10% of the equity interest of ARB Agro Technology Sdn. Bhd., for a total cash consideration of RM 100. Consequently, ARB Agro Technology Sdn. Bhd. became a wholly-owned subsidiary of ARB AI Agro Sdn. Bhd..

(5)	On 31 December 2021, ARB AI Sdn. Bhd. acquired 1,000,000 ordinary shares representing 1% equity interest of ARBIOT Sdn. Bhd., for a total cash consideration of RM 1. Consequently, ARB Agro Technology Sdn. Bhd. became a wholly-owned subsidiary of ARB AI Sdn. Bhd.

(6)	On 14 March 2022, ARB IOT Group Sdn. Bhd. incorporated a wholly-owned subsidiary, ARB Information Sdn. Bhd., with an issued and paid up capital of RM 1 comprising one (1) ordinary share.

(7)	On 16 March 2022, ARB Information Sdn. Bhd. incorporated a wholly-owned subsidiary, ARB AI Technology Sdn. Bhd., with an issued and paid up capital of RM 1 comprising one (1) ordinary share.

(8)	On 10 May 2022, ARB R&D Sdn. Bhd. had acquired one (1) ordinary share representing 100% of equity interest of ARB R1 Technology Sdn. Bhd., for a total cash consideration of RM 1.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Segmental Information

An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by the Chief Operating Decision Maker (“CODM”). The CODM is comprised of the Management Board of the Group. The Group operates as two segment dedicated to the provision of hardware and software of Internet of Things solutions and investment holding and others. The CODM makes decisions about allocating resources and assessing performance based on the Group as a whole. Accordingly, the Group has determined it operates in two operating and reportable segment.

Foreign currency translation

The financial statements are presented in Ringgit Malaysia, which is the Company’s presentation currency. The use of USD is solely for the convenience of the reader. All the functional currency of subsidiaries of ARB IOT Group Limited are Ringgit Malaysia.

Foreign currency transactions

Foreign currency transactions are translated into Ringgit Malaysia using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial period exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss. Non-monetary items are converted at the rate of exchange used to convert the related consolidated statements of financial position items, i.e., at the time of the transaction.

Revenue recognition

Revenues are generally recognized upon the transfer of control of promised products or services provided to our customers, reflecting the amount of consideration we expect to receive for those products or services. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

Revenues are recognized upon the application of the following steps:

1	Identification of the contract or contracts with a customer;

2	Identification of the performance obligations in the contract;

3	Determination of the transaction price;

4	Allocation of the transaction price to the performance obligations in the contract; and

5	Recognition of revenue when, or as, the performance obligation is satisfied.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Employee benefits

Short-term employee benefits

Wages, salaries, bonuses and social security contributions are recognised as an expense in the year in which the associated services are rendered by employees of the Group and the Company. Short term accumulating compensated absence such as paid annual leave is recognised when services are rendered by employees and short term non-accumulating compensated absences such as sick leave are recognised when the absences occur.

Defined contribution plan

As required by law, companies in Malaysia make contributions to the Employees’ Provident Fund (“EPF”). The contributions are recognised as a liability after deducting any contribution already paid and as an expense in profit or loss in the period in which the employee render their services. Once the contributions have been paid, the Group and the Company has no further payment obligations.

Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognised in profit or loss except to the extent that it relates to a business combination or items recognised directly in equity or other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted by the end of the reporting period, and any adjustment to tax payable in respect of previous financial period.

Deferred tax is recognised using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities in the statement of financial position and their tax bases. Deferred tax is not recognised for the temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at the end of each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Impairment of assets

Goodwill is not subject to amortization and is tested annually for impairment or more frequently if events or changes in circumstances indicate it might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in profit or loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use and is calculated with reference to future discounted cash flows that the asset is expected to generate when considered as part of a cash-generating unit. Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. If an impairment subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment charge been recognized for the asset in prior years.

Cash and bank balances

For the purposes of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with financial institutions, and, if applicable, other short-term highly liquid investments with original maturities of three months or less.

Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables are recognized initially at fair value. The Group holds trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost, less provision for impairment. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade payables

Trade payables are liabilities for goods and services provided to the Group prior to the end of the financial period which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. All trade payables were current for the year ended 30 June 2023 and 2022.

Share capital and reserves

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds of the issue.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Fair value hierarchy

Financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

Level 1 — the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.

Level 2 — the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3 — if one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

The Group recognises transfers between levels of the fair value hierarchy as of the date of the event or change in circumstances that caused the transfers.

3. CRITICAL ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying the Group’s accounting policies.

This note provides an overview of the areas that involved a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong. Detailed information about each of these estimates and judgments is included in other notes together with information about the basis of calculation for each affected line item in the financial statements.

Significant estimates and judgments

Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances.

There are no significant areas of estimation uncertainty and critical judgements in applying accounting policies that have significant effect on the amounts recognised in the financial statements other than disclosed in the Note 10 - intangible asset.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

4. CASH AND BANK BALANCES

	30 June 2023	30 June 2022
	RM	RM

Cash and bank balances	31,453,867	28,171,145
Deposits with license banks	24,729,745	-
	56,183,612	28,171,145

(a)	Cash and bank balances are classified as financial assets measured at amortised cost.

(b)	Included in deposit with a licensed bank of the Group is an amount of RM 24,729,745 (30.6.2022: RM Nil) pledged to a licensed bank as securities for bank facilities granted to a subsidiary.

5. TRADE RECEIVABLES

	30 June 2023	30 June 2022
	RM	RM
Current
Trade receivables
- Third parties	38,356,692	101,155,225

(a)	Trade receivables are classified as financial assets measured at amortised cost.

(b)	Trade receivables are non-interest bearing and the normal credit terms of trade receivables granted by the Group ranged from 30 to 210 days (30.06.2022: 30 to 210 days). Other credit terms are assessed and approved on a case-by-case basis. They are recognised at their original invoices amounts, which represent their fair values on initial recognition.

(c)	Impairment for trade receivables that do not contain a significant financing component are recognised based on the simplified approach using the lifetime expected credit losses.

The Group uses an allowance matrix to measure the expected credit loss of trade receivables from individual customers. Expected loss rates are calculated using the roll rate based on the probability of a receivable progressing through successive stages of delinquency to 210 days past due.

The expected loss rates are based on the historical credit losses experienced by the Group. The historical loss rates are then adjusted for current and forward-looking information on macroeconomic factors affecting the customers of the Group. The Group has identified the base lending rate, unemployment rate, inflation rate and labor force participation as the key macroeconomic factors. Nevertheless, the Group believe that these factors are immaterial for the purpose of impairment calculation for the year.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

5. TRADE RECEIVABLES (CONT’D)

(d)	For trade receivables, which are reported net, such impairments are recorded in a separate impairment account with the loss being recognised within administrative expenses in the statements of profit or loss and other comprehensive income. On confirmation that the trade receivable would not be collectable, the gross carrying value of the asset would be written off against the associated impairment.

Management exercised significant judgments in determining the probability of default by trade receivables and appropriate forward-looking information.

(e)	Lifetime expected loss provision for trade receivables of the Group are as follows:

	Gross carrying amount	Total impairment	Net carrying amount
	RM	RM	RM
30 June 2023

Current	37,459,509	-	37,459,509

Past due:
1 to 30 days	812,976	-	812,976
31 to 120 days	84,207	-	84,207
	38,356,692	-	38,356,692

30 June 2022

Current	101,111,250	-	101,111,250

Past due:
1 to 30 days	37,177	-	37,177
31 to 120 days	5,118	-	5,118
121 to 210 days	1,178	-	1,178
More than 210 days	502	-	502
	101,155,225	-	101,155,225

(f)	The Group does not have significant exposure to single customers or to industry groups and does not anticipate the carrying amounts recorded at the end of the reporting period to be significantly different from the values that would eventually be received.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

6. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	30 June 2023	30 June 2022
	RM	RM

Other receivables	305,138	-
Deposits	5,023,150	5,022,000
Prepayments	193,135	8,699
	5,521,423	5,030,699
Less : Impairment
Other receivables	(50,847)	-
	5,470,576	5,030,699

(a)	Other receivables and deposits are classified as financial assets measured at amortised cost.

(b)	Impairment for other receivables are recognised based on the general approach within IFRS 9 using the forward looking expected credit loss model. The methodology used to determine the amount of the impairment is based on whether there has been a significant increase in credit risk since initial recognition of the financial asset. For those in which the credit risk has not increased significantly since initial recognition of the financial asset, twelve month expected credit losses along with gross interest income are recognised. For those in which credit risk has increased significantly, lifetime expected credit losses along with the gross interest income are recognised. For those that are determined to be credit impaired, lifetime expected credit losses along with interest income on a net basis are recognised.

The Group defined significant increase in credit risk based on payment trends and past due information.

A financial asset is ‘credit impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit impaired includes the following observable data:

(i)	Significant financial difficulties of the debtor;

(ii)	It is probable that the debtor will enter bankruptcy or other financial reorganisation; or

(iii)	The disappearance of an active market for a security because of financial difficulties.

The probability of non-payment by other receivables is adjusted by forward looking information as stated in Note 5(c) and multiplied by the amount of the expected loss arising from default to determine the twelve month or lifetime expected credit loss for the other receivables.

(c)	No expected credit loss is recognised arising from other receivables and deposits as it is negligible.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

7. AMOUNT DUE FROM/(TO) RELATED COMPANIES/HOLDING COMPANY

	30 June 2023	30 June 2022
	RM	RM

Amount due from related companies
- trade	29,105,000	-
- non-trade	38,070,000	-
	67,175,000	-

Amount due to related companies
- trade	(100,000)	(140,000)
- non-trade	(27,800,000)	-
	(27,900,000)	(140,000)

Amount due to holding company
- non-trade	21,500,000	-

(a)	Amount due from/(to) related companies and holding company are classified as financial liabilities measured at amortised cost.

(b)	The amount due from/(to) related companies and holding company are unsecured, interest free, repayable upon demand and payable with next twelve month.

(c)	The maturity profile of the amount due from/(to) related companies and holding company are at the end of the reporting period based on contractual undiscounted repayment obligations is repayable on demand or within one (1) year.

8. PROPERTY, PLANT AND EQUIPMENT

Computer system and equipment

	30 June 2023	30 June 2022
	RM	RM

Cost

As at 1 July	56,017,056	-
Additional	72,383,744	56,017,056
Disposal	(569)	-
As at 30 June	128,400,231	56,017,056

Accumulated depreciation

As at 1 July	(933,859)	-
Additional	(15,859,909)	(933,859)
Disposal	90	-
As at 30 June	(16,793,678)	(933,859)

Net carrying amount	111,606,553	55,083,197

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

8. PROPERTY, PLANT AND EQUIPMENT (CONT’D)

Computer system and equipment (cont’d)

(a)	All items of property, plant and equipment are initially measured at cost. After initial recognition, property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

(b)	Depreciation is calculated to write down the cost of the assets to their residual values on a straight line basis over their estimated useful lives. The estimated useful lives represent common life expectancies applied in the various business segments of the Group. The principal annual rates used are as follows:

Computer system and equipment	10% - 20%

9. RIGHT-OF-USE ASSET/LEASE LIABILITY

Office space

	30 June 2023	30 June 2022
	RM	RM

Right-of-use asset
Cost

As at 1 July	222,984	-
Additional	280,288	222,984
As at 30 June	503,272	222,984

Accumulated depreciation

As at 1 July	(116,801)	-
Charge for the year	(126,945)	(116,801)
As at 30 June	(243,746)	(116,801)

Net carrying amount	259,526	106,183

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

9. RIGHT OF USE ASSET/LEASE LIABILITY (CONT’D)

Office space (cont’d)

	30 June 2023	30 June 2022
	RM	RM

Lease liability

As at 1 July	108,069	-
Addition	280,288	222,984
Interest charged	4,235	6,085
	392,592	229,069
Payment of:
- principal	(127,765)	(114,915)
- interest	(4,235)	(6,085)
	(132,000)	(121,000)
Net carrying amount	260,592	108,069

(a)	The Group lease an office space in the location which it operates. The lease of the office space comprised fixed payment over the lease term.

(b)

The right of use asset is initially measured at cost, which comprise the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date of the lease. After initial recognition, right of use asset is stated at cost less accumulated depreciation and any accumulated impairment losses, and adjusted for any re-measurement of the lease liability.

The right of use asset is depciated on the straight-line basis over the earlier of the estimated useful lives of the right of use asset or the end of the lease term. The lease terms for office space are 2 years.

(c)	The Group has certain leases of premises and equipment with lease term of twelve (12) months or less, and low value leases of office equipment of RM 20,000 and below. The Group applies the “short-term lease” and “lease of low-value-assets” exemptions for these leases.

(d)	The following are the amounts recognized in profit or loss:

	30 June 2023	30 June 2022
	RM	RM

Administrative expenses:
- depreciation of right of use asset	126,945	116,801
- expense relating to short-term leases	96,000	104,774
- expense relating to leases of low-value assets	6,095	4,770

Finance costs:
- interest expense on lease liability	4,235	6,085

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

9. RIGHT OF USE ASSET/LEASE LIABILITY (CONT’D)

Office space (cont’d)

(e)	The table below summarizes the maturity profile of the lease liability as at the end of the reporting period based on contractual undiscounted repayment obligations as follows:

	Weighted average incremental borrowing rate	Within one year	One to five years	Total
	%	RM	RM	RM
30 June 2023

Lease liability	3.88-5.02	132,000	143,000	275,000

30 June 2022

Lease liability	3.88	110,000	-	110,000

(f)

The Group leases several assets that include extension and termination options. These are used to maximise operational flexibility in terms of managing the assets used in the Group’s operations. Management determines whether these extension and termination options are reasonably certain to be executed.

As at 30 June 2023, there are no undiscounted potential future rental payments that are not included in the lease term.

(g)	For the purpose of the statements of cash flows, the reconciliation of liability arising from financing activities as follows:

	30 June 2023	30 June 2022
	RM	RM

Cash flows	(132,000)	(121,000)

Non-cash flows
- additions	280,288	222,984
- accretion of interest	4,235	6,085
At the end of the year	152,523	108,069

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

10.	INTANGIBLE ASSET

	Supply/Service Agreements	Computer system	Goodwill	Total
	RM	RM	RM	RM
30 June 2023

Cost
As at 1 July	31,864,594	108,183,437	29,884,537	169,932,568
Additions	-	-	47,799	47,799
Disposal	-	-	(47,799)	(47,799)
As at 30 June	31,864,594	108,183,437	29,884,537	169,932,568
Accumulated Amortisation
As at 1 July	(3,451,997)	(27,426,567)	-	(30,878,564)
Charge for the year	(3,186,460)	(19,236,688)	-	(22,423,148)
As at 30 June	(6,638,457)	(46,663,255)	-	(53,301,712)
Net carrying amount
As at 30 June 2023	25,226,137	61,520,182	29,884,537	116,630,856

	Supply/Service Agreements	Computer system	Goodwill	Total
	RM	RM	RM	RM
30 June 2022

Cost
As at 1 July	31,864,594	30,183,437	22,150,110	84,198,141
Additions	-	78,000,000	7,734,427	85,734,427
As at 30 June	31,864,594	108,183,437	29,884,537	169,932,568
Accumulated Amortisation
As at 1 July	(265,539)	(15,189,879)	-	(15,455,418)
Charge for the year	(3,186,458)	(12,236,688)	-	(15,423,146)
As at 30 June	(3,451,997)	(27,426,567)	-	(30,878,564)
Net carrying amount
As at 30 June 2022	28,412,597	80,756,870	29,884,537	139,054,004

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

10. INTANGIBLE ASSET (CONT’D)

Supply/Service Agreements

Supply Agreement, Service Agreement and the Reseller and Drone Service Agreement (“Supply/Service Agreements”) recognized in a business combination is a contract-based intangible asset at the acquisition date and is initially measure at cost. After initial recognition, Supply/Service Agreement is measured at cost less accumulated amortisation and accumulated impairment losses.

For the purpose of initial cost recognition, The Group had appointed Independent Valuer (“the Valuer”) to value Supply/Service Agreement based on Discounted Cash Flow Valuation Model (“DCF valuation model”), where the Valuer has adopted the mid-point cost of equity (“Ke”) as the discount rate for future cash flows on 3 June 2022.

The initial cost recognition was taken the following basis into consideration:

●	the expected cash flows received by Digital Agrophonic Sdn Bhd (“DASB”) derived from the execution of the Supply/Service Agreements, whereby DASB is authorised to sell, promote, market the products and drone services to customers net present value of such cash flows. Subsequent to the execution of the Reseller and Drone Service Agreement, DASB has signed the Supply Agreement and Service Agreement for:-

(i)

provision of all-in-one drone services to streamline workflows on farms and plantation which includes but not limited to spraying pest protection solution for a variety of crops for a period of ten (10) years; and

(ii)	purchase of Multi-Rotor Agricultural unmanned aeril vehicles (“UAV”) manufactured and marketed under the trademark of Guangzhou Xaircraft Technology Co. Ltd (“GXT”) for a period of ten (10) years and Multi-Rotor Agricultural UAVs from others suppliers from other countries.

●	the potential future economic benefits expected to derived from the Reseller and Drone Services Agreement for the next ten (10) years period with an option to renew for another five (5) years; and

●	rationale and prospects of the Subscription.

The calculation initial cost of Supply/Service Agreement are most sensitive the following assumptions:

(i)	Revenue and income pursuant to the Reseller and Drone Service Agreement, the Supply Agreement, and the Service Agreement for the period from ten (10) years, which is derived from 2 main sources as follows:

●	Sale of Products – Multi-Rotor Agricultural UAVs

●	Drone Services – Services of providing all-in-one drone services to streamline workflows on farms and plantations which includes but not limited to spraying pest protection solution for a variety of crops.

The selling price per unit of the products are approximately RM 5,800 per unit, inflated by 5% per annum for every 3-year intervals. Approximately 272 units is expected to be sold within these ten (10) years.

Drone Services provided will be charged at a rate of approximately RM 342,800 per month and shall be inflated by 5% per annum for every 3-years intervals. Approximately 608 times of the services is expected to be provided within these ten (10) years.

The calculation initial cost of Supply/Service Agreement are most sensitive the following assumptions:

(ii)	There will be no unusual events or transactions that will materially affect the operations or results of DASB.

(iii)	There will be no legal proceedings against DASB which will adversely affect the activities or performance of DASB or give rise to any contingent liabilities., which will materially affect the position or business of DASB.

(iv)	There will be no adverse effects from weather conditions, industrial accidents or other similar occurrence, climatic diseases, wars, terrorist attacks, and other natural risks, both domestically and internationally, that may affect the operations, income and expenditure of DASB.

(v)	DASB meets all the regulations and standards prescribed by the authorities.

(vi)	There will be not any substantial impairment to the carrying value of DASB’s non-current assets.

(vii)	Pre-tax discount rate of 11.79% (30.06.2022: 11.79%) per annum has been be applied in the determining the initial cost recognition.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

10. INTANGIBLE ASSET (CONT’D)

Computer system

Computer system comprise of source codes recognized in a business combination at the acquisition date and source codes purchased from third parties, which were held for use in the production or supply of goods or services to customers. The source codes are initially measure at cost. After initial recognition, source codes are measured at cost less accumulated amortisation and accumulated impairment losses.

Amortisation is calculated to write down the cost of the assets to their residual values on a straight line basis over their estimated useful lives. The estimated useful lives represent common life expectancies applied in the various business segments of the Group. The principal annual rates used are 20%.

Goodwill

Goodwill recognised in a business combination is an asset at the acquisition date and is initially measured at cost. After initial recognition, goodwill is measured at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to the Group’s CGUs which represent the lowest level within the Group at which the goodwill is monitored for internal management purposes.

The recoverable amounts of the CGUs have been determined based on value in use (“VIU”) calculations. The VIU is calculated using the pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. VIU was determined by discounting the future cash flow generated from the business operation of the CGUs.

The calculations of VIU for the CGUs are most sensitive to the following assumptions:

(i)	Revenue growth rates

The forecasted growth rates are determined based on past performance of the CGUs.

(ii)	Expenses growth rate

Expenses are projected at annual increase of approximately 3.0% (30.06.2022: nil) per annum.

(iii)	Pre-tax discount rates

Pre-tax discount rate of 4.09% (30.06.2022: 4.09%) per annum has been applied in determining the recoverable amount of the CGUs.

(iv)	Profit margin

Profit margins are projected based on the historical profit margin achieved or predetermined profit margin for the CGUs.

With regards to the assessment of the value-in-use of the CGU relating to goodwill, no impairment loss was recognised for the intangible assets on consolidation for current financial year as its recoverable value was in excess of its carrying values.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

11.	TRADE PAYABLES

	30 June 2023	30 June 2022
	RM	RM
Current
Trade payables
- Third parties	7,102,712	699,495

(a)	Trade payables are classified as financial liabilities measured at amortised cost.

(b)	Trade payables are non-interest bearing and the normal trade credit terms granted to the Group range from 30 to 210 days. (30.06.2022: 30 to 210 days).

(c)	The maturity profile of the trade payables of the Group at the end of the reporting period based on contractual undiscounted repayment obligations is repayable on demand or within one (1) year.

12.	OTHER PAYABLES AND ACCRUALS

	30 June 2023	30 June 2022
	RM	RM
Other payables	195,181	157,213
Purchase of computer and equipments	-	8,200,000
Accruals	1,494,376	620,412
	1,689,557	8,977,625

(a)	Other payables and accruals are classified as financial liabilities measured at amortised cost.

(b)	The maturity profile of the other payables of the Group at the end of the reporting period based on contractual undiscounted repayment obligations is repayable on demand or within one (1) year.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

13.	DEFERRED TAX LIABILITIES

	30 June 2023	30 June 2022
	RM	RM

As at 1 July	18,113,481	9,283,774
Recognised in profit or loss	235,172	8,829,707
As at 30 June	18,348,653	18,113,481

Components of deferred tax assets and liabilities at the end of each reporting period comprise the tax effects of:

	30 June 2023	30 June 2022
	RM	RM
Excess of net carrying amount over tax written down value of plant and equipment	16,273,798	3,225,600
Unabsorbed capital allowances	(3,979,418)	6,819,023
Intangible asset	6,054,273	8,068,858
	18,348,653	18,113,481

14. SHARE CAPITAL

	30 June 2023		30 June 2022
	Number of		Number of
	shares	Amount	shares	Amount
		RM		RM
Issued and fully paid ordinary shares
At the beginning of the year	10,000,000	4,416	10,000,000	4,416
Issuance of shares	16,437,500	23,304,379	-	-
As at end of the year	26,437,500	23,308,795	10,000,000	4,416

The shareholders’ equity structures as of 30 June 2021 and 30 June 2022 were presented after giving retroactive effect to the reorganization of ARB IOT Group Limited that was completed on 9 June 2022. All share and per share information has been retrospectively restated to reflect the reorganization for all periods presented.

ARB IOT Group Limited was established under the laws of the Cayman Islands on 1 March 2022 The authorised share capital of the Company is USD 50,000 divided into 50,000 shares of a par value of USD 1 each and the issued share capital was 1 ordinary share of a par value of USD 1.

On 9 June 2022, the Company subdivided existing issued and unissued shares into 10,000 shares of par value of USD 0.0001 each of the Company such that the authorized share capital of the Company will be 500,000,000 shares of a par value of USD 0.0001 each and the issued share capital will be 10,000 shares of a par value of USD 0.0001 each.

On 9 June 2022, the Company issued 9,990,000 new shares amounting to USD 999 to ARB IOT Limited for working capital purposes.

On 19 September 2023, the Company issued 15,000,000 new ordinary shares at a price of USD 0.0001 per ordinary share for a total cash consideration of USD 1,500 for working capital purposes.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

14. SHARE CAPITAL (CONT’D)

On 4 May 2023, the Company’s ordinary shares commenced trading on the Nasdaq Capital Market under the symbol “ARBB” On 10 April, 2023, the Company closed its initial public offering (“IPO”) of 1,250,000 ordinary shares at a public offering price of USD 4.00 per ordinary share. The Company raised approximately USD 5 million in gross proceeds from its IPO, before deducting underwriting discounts and other related expenses. The Company received net proceeds of approximately USD 4.525 million after the deduction of approximately USD 0.475 million of offering costs.

On 25 April 2023, the Company issued 187,500 new ordinary shares at the public offering price of USD 4.00 per share, pursuant to the exercise by the underwriter of the over-allotment option, in full, granted to it in connection with the Company’s initial public offering. The Company received additional net proceeds of approximately USD 675,500 after deducting of approximately USD 52,500 of offering costs.

Owners of the Company are entitled to receive dividends as and when declared by the Company and are entitled to one (1) vote per ordinary share at meetings of the Company. All ordinary shares rank pari passu with regard to the residual assets of the Company.

15. CAPITAL CONTRIBUTION

The advance from holding company classified under equity represents amount that is not expected to be repaid in the foreseeable future and effectively represents additional investment into the Company by the holding company.

16. NON-CONTROLLING INTERESTS

	30 June 2023	30 June 2022
	RM	RM

Non-controlling interests	94,158	342,343

(a)	Subsidiaries of the Group that have material non-controlling interests (“NCI”) are as follows:

30 June 2023	ARB Robotic Group	ARB WMS	ARB Distribution	Other individually immaterial subsidiaries	Total
NCI percentage of ownership interest and voting interest (%)	-	49%	49%	-
Carrying amount of NCI (RM)	-	105,068	(12,310)	1,400	94,158
Profit/(Loss) allocated to NCI (RM)	1,716,222	1,695	(15,448)	(1)	1,702,468
Total comprehensive income/(loss) allocated to NCI (RM)	1,716,222	1,695	(15,448)	(1)	1,702,468

30 June 2022	ARB Robotic Group	ARB WMS	ARB Distribution	Other individually immaterial subsidiaries	Total
NCI percentage of ownership interest and voting interest (%)	5%	49%	49%	-
Carrying amount of NCI (RM)	235,433	103,372	3,138	400	342,343
Profit/(Loss) allocated to NCI (RM)	235,648	(36,587)	(201,809)	(196,731)	(199,479)
Total comprehensive income/(loss) allocated to NCI (RM)	235,648	(36,587)	(201,809)	(196,731)	(199,479)

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

16. NON-CONTROLLING INTERESTS (CONT’D)

(b)	Summarised financial information of the subsidiaries that have material NCI as at the end of each reporting period prior to intra-group elimination are as follows:

	ARB WMS	ARB Robotic Group	ARB Distribution
	RM	RM	RM
30 June 2023
Assets and liabilities
Current assets	217,428	-	6,896,593
Current liabilities	(3,000)	-	(3,461,715)
Net assets	214,424	-	3,343,878

Results
Revenue	-	-	-
Profit for the financial year	-	-	20,143,250
Total comprehensive income/(loss)	3,460	-	(31,525)

Cash flows from/(used in) operating activities	(69,997)	-	105,708
Cash flows from/(used in)/from investing activities	-	-	10
Cash flows from/(used in) financing activities	-	-	2,600,000
Net (decrease)/increase in cash and cash equivalents	(69,997)	-	2,705,718

	ARB WMS	ARB Robotic Group	ARB Distribution
	RM	RM	RM
30 June 2022
Assets and liabilities
Non-current assets	-	23,851,293	-
Current assets	287,421	407,717	4,421,408
Current liabilities	(76,457)	(324,263)	(2,305,015)
Net assets	210,964	23,934,747	2,116,393

Results
Revenue	-	6,090,000	17,155978
Profit for the financial year	(74,668)	4,807,704	(411,856)
Total comprehensive income/(loss)	(74,668)	4,807,704	(411,856)

Cash flows from/(used in) operating activities	187,421	458,954	602,859
Cash flows from/(used in)/from investing activities	-	-	890
Cash flows from/(used in) financing activities	-	(74,327)	2,591,295
Net (decrease)/increase in cash and cash equivalents	187,421	384,627	3,195,044

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

16. NON-CONTROLLING INTERESTS (CONT’D)

(c)	Acquisition of non-controlling interest.

30 June 2023

On 26 May 2023, the Group had acquired 10 ordinary shares representing 10% of equity interest of ARB Robotic Sdn. Bhd. from ARB Distribution Sdn. Bhd., an 51% owned subsidiary of the Company, for a total consideration of RM 1. As a result, the Group had increased controlling equity interest in ARB Robotic Sdn. Bhd. from 95.1% to 100% at the date of acquisition.

Other than the above subsidiaries, the controlling equity interest of individually immaterial subsidiaries remain unchanged as 30 June 2023.

30 June 2022

On 12 July 2021, the Group had acquired ARB Logistic Technology Sdn Bhd (“ARB Logistic”)’s 49,000 ordinary shares representing 49% of controlling equity interest in consideration of RM 49,000. As a result, the Group had increased controlling equity interest in ARB Logistic from 51% to 100% at the date of acquisition.

On 12 October 2021, the Group had acquired additional ARB Agro Tech’s 100 ordinary shares representing 10% of controlling equity interest in consideration of RM 100.00. As a result, the Group had increased controlling equity interest in ARB Agro Tech from 90% to 100% at the date of acquisition.

On 31 December 2021, the Group had acquired ARBIOT’s additional 1,000,000 ordinary shares representing 1% of controlling equity interest in consideration of RM 1,000,000. As a result, the Group had increased controlling equity interest in ARBIOT from 99% to 100% at the date of acquisition.

Other than the above subsidiaries, the controlling equity interest of individually immaterial subsidiaries remain unchanged as 30 June 2022.

17. REVENUE

	For the year ended
	30 June 2023	30 June 2022
	RM	RM

Revenue from contracts with customers
Project management fees	33,485,000	6,850,000
Sale of goods	208,647,250	417,451,408
Rendering of information technology system	-	18,722,595
	242,132,250	443,024,003

Timing of revenue recognition
Transferred at a point in time	242,132,250	443,024,003

(a)	Project management and rendering of information technology system

Revenue from project management fees and rendering of information technology system are recognised at a point in time when control of the goods is passed to the customer, which is point in time when the significant risks and rewards are transferred to the customer and the transaction has met the probability of inflows and measurement reliability requirements of IFRS 15.

(b)	Sale of goods

The Group is engaged in supply and install customised IoT software or hardware. The majority of the sale of goods contracts are supply and install customised a set of IoT Smart Agriculture solution and customised source codes and reseller of mobile gadget and the relevant accessories.

Revenue from sale of goods is recognised at a point in time when the Group satisfies a performance obligation by transferring a promised good (i.e. an asset) to a customer. An asset is transferred as and when a customer obtains control of that asset which coincides with the delivery of goods and acceptance by the customer.

There is no material right of return and warranty provided to the customers on the sale of goods and there is no significant financing component in the revenue arising from sale of goods as the sales are made on the normal credit terms not exceeding twelve months.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

18. PROFIT BEFORE TAX

	For the year ended
	30 June 2023	30 June 2022
	RM	RM

Profit before tax is arrived at after charging:
Depreciation of:
- property, plant and equipment	15,859,909	933,859
- right of use assets	126,945	116,801
Amortisation of intangible asset	22,423,147	15,423,146
Directors’ remuneration	60,000	67,277
Incorporation expenses	-	4,135
Rental of premises	96,000	104,774
Rental of equipment	6,095	4,770
Interest expense of lease liabilities	4,235	6,085

And crediting:
Gain on disposal of subsidiaries	(6,178)	-
Negative goodwill	-	(94,672)
Interest income	(776,511)	(229,225)

19. TAX EXPENSE

	For the year ended
	30 June 2023	30 June 2022
	RM	RM

Income tax
- Current year provision	131,368	6,079,034
- (Over)/Underprovision in prior year	(6,010,761)	633
	(5,879,393)	6,079,667
Deferred tax (Note 14)
- Relating to origination and reversal of temporary differences	258,229	8,667,787
- (Over)/Underprovision in prior year	(23,058)	161,926
	235,171	8,829,713
	(5,644,222)	14,909,380

Malaysian income tax is calculated at the statutory tax rate of 24% (30.06.2022: 24%) of the estimated taxable profit for the fiscal year.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

19. TAX EXPENSE (CONT’D)

Numerical reconciliation between the average effective tax rate and the applicable tax rate of the Group is as follows:

	For the year ended
	30 June 2023	30 June 2022
	RM	RM

Profit before tax (“PBT”)	21,893,003	88,292,402

Tax at Malaysian statutory rate of 24% (30.06.2022: 24%)	(5,254,321)	(21,190,182)

Tax effects in respect of:
Non-allowable expenses	(1,024,330)	(1,199,536)
Non-taxable income	2,524	22,721
Deferred tax assets not recognized	(2,205,090)	-
Changes in unrecognized temporary differences	(13,288,607)	7,620,170
Tax exempt income	21,334,568	-
Utilisation of unrecognized deferred tax assets	45,659	-
	(389,597)	(14,746,827)

Under provision in prior years:
Income tax	6,010,761	(633)
Deferred tax (Note 13)	23,058	(161,920)
Tax expense	5,644,222	(14,909,380)

20. EARNINGS PER ORDINARY SHARE (“EPS”)

(a)	Basic EPS

The basic EPS of the Group is calculated based on the profit attributable to Owners (ordinary equity holders) of the Company divided by the weighted average number of ordinary shares in issue.

	For the year ended
	30 June 2023	30 June 2022

Profit attributable to Owners of the Company (RM)	25,834,756	73,582,507
Weighted average number of ordinary shares in issue	21,999,658	10,000,000
Basic EPS (RM)	1.17	7.36

(b)	Diluted EPS

The diluted EPS of the Group for the year ended 30 June 2023 and 30 June 2022 are same as the basic EPS of the Group as the Group has no dilutive potential ordinary shares.

	For the year ended
	30 June 2023	30 June 2022

Profit attributable to Owners of the Company (RM)	25,834,756	73,582,507
Weighted average number of ordinary shares in issue	21,999,658	10,000,000
Diluted EPS (RM)	1.17	7.36

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

21. EMPLOYEE BENEFITS

	For the year ended
	30 June 2023	30 June 2022
	RM	RM

Salaries, wages, bonuses and allowances	3,529,651	1,746,906
Defined contribution plans	269,123	188,341
Social security contributions	14,153	23,840
Other employee benefits	359,839	244,999
	4,172,766	2,204,086

22. OPERATING SEGMENTS

The Group’s businesses are organised into business units based on their products and services provided. The performance of each segment is measured based on the internal management report reviewed by Chief Operating Decision Maker. The Group business segments as follow:

(a)	Internet of Things (“IoT”)
(b)	Investment holding and others

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The inter-segment transactions have been entered into at arms-length with terms mutually agreed between the segments and have been eliminated to arrive at the Group’s results.

(a)	Business segments

The following table provides an analysis of the Group’s revenue, results, assets, liabilities and other information by business segment:

30.06.2023
	IoT	Investment holding and others	Total
	RM	RM	RM
Assets
Segment assets	364,549,780	31,133,035	395,682,815
Deferred tax assets and tax recoverable	20,849	-	20,849
Total assets	364,570,629	31,133,035	395,703,664

Liabilities
Segment liabilities	36,181,129	22,271,732	58,452,862
Deferred tax liabilities and tax payable	18,400,243	12,804	18,413,046
Total liabilities	54,581,372	22,284,536	76,865,908

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

22. OPERATING SEGMENTS (CONT’D)

(a)	Business segments (Cont’d)

The following table provides an analysis of the Group’s revenue, results, assets, liabilities and other information by business segment: (Cont’d)

30.06.2023 (Cont’d)
	IoT	Investment holding and others	Total
	RM	RM	RM
Additions to non-current assets:
Property, plant and equipment	72,383,744	-	72,383,744

Revenue
Total revenue	242,132,250	-	242,132,250
- Inter-segment revenue	-	-	-
Revenue from external parties	242,132,250	-	242,132,250

Results
Profit/(Loss) before interest, depreciation and tax	63,598,841	(4,068,113)	59,530,728
Depreciation of:
- property, plant and equipment	(15,859,909)	-	(15,859,909)
- right-of-use assets	(126,945)	-	(126,945)
Amortisation of intangible asset	(22,423,147)	-	(22,423,147)
Finance income/(cost), Net	365,310	406,966	722,276
Profit/(Loss) before tax	25,554,150	(3,661,147)	21,893,003
Tax expense	5,676,935	(32,713)	5,644,222
Profit/(Loss) for the year	31,231,085	(3,693,860)	27,537,225

30.06.2022
	IoT	Investment holding and others	Total
	RM	RM	RM
Assets
Segment assets	326,879,075	1,721,377	328,600,452
Deferred tax assets and tax recoverable	12,841	-	12,841
Total assets	326,891,916	1,721,377	328,613,293

Liabilities
Segment liabilities	9,923,189	2,000	9,925,189
Deferred tax liabilities and tax payable	24,193,067	90	24,193,157
Total liabilities	34,116,256	2,090	34,118,346

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

22. OPERATING SEGMENTS (CONT’D)

30.06.2022 (Cont’d)

	IoT	Investment holding and others	Total
	RM	RM	RM
Additions to non-current assets:
Property, plant and equipment	56,017,057	-	56,017,057
Intangible assets	78,000,000	-	78,000,000
	134,017,057	-	134,017,057

Revenue
Total revenue	443,024,003	-	443,024,003
- Inter-segment revenue	-	-	-
Revenue from external parties	443,024,003	-	443,024,003

Results
Profit/(Loss) before interest, depreciation and tax	106,355,741	(1,812,671)	104,543,070
Depreciation of:
- property, plant and equipment	(933,860)	-	(933,860)
- right-of-use assets	(116,801)	-	(116,801)
Amortisation of intangible asset	(15,423,147)	-	(15,423,147)
Finance income/(cost), Net	222,745	395	223,140
Profit/(Loss) before tax	90,104,678	(1,812,276)	88,292,402
Tax expense	(14,909,284)	(96)	(14,909,380)
Profit/(Loss) for the year	75,195,394	(1,812,372)	73,383,022

(b)	Geographical segments

The Group operates predominantly in Malaysia and revenue from overseas is insignificant. Accordingly, the information by geographical segment is not presented.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

23. RELATED PARTY DISCLOSURES

(a)	Identification of related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties also include Key Management Personnel defined as those persons having authority and responsibility for planning, directing and controlling the activities of the Group either directly or indirectly. The Key Management Personnel include all the Directors of the Group.

The Group has related party relationship with its subsidiaries, Directors and companies in which Directors of the Group have interest.

(b)	The Group had the following transactions with related parties during the financial year:

	For the year ended
	30 June 2023	30 June 2022
	RM	RM

Ultimate holdings company
- Management fee#	-	(704,000)
- Project Management fee income	-	850,000

Related companies
- Project management fee income	29,105,000	6,850,000
- Rendering of information technology system	-	722,595
- Project management fee expenses&	(2,903,333)	(1,893,001)

Related party
- Rendering of information technology system	-	154,000,000
- Renovation work expenses	(1,200,000)	-

#	ARB Berhad charges management fee for administrative support service provided. The Director office cost comprise of director salary, defined contribution plan, social security contributions and other employee benefit. These costs were allocated based on ratio from gross profit contribution and assets among ARB Berhad’s subsidiaries.

&	Other than the above management fee, ARB Berhad’s subsidiaries out of the Group had provided specific project management services to the Group. The common cost majority comprise of IT technical staff payroll including remuneration, defined contribution plan, social security contribution and other employee benefit. Followed by upkeep of computer system, depreciation of property, plant and equipment and other expenses.

The related party transactions described above were carried out on agreed contractual terms and conditions and in the ordinary course of business between the related parties of the Group.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

23. RELATED PARTY DISCLOSURES (CONT’D)

(c)	Compensation of key management personnel

The key management personnel comprise the Directors of the Group and their remuneration during the financial year are disclosed in Note 21 to the financial statements.

Dato Sri Liew Kok Leong is the Executive Director of the Group. He is also both the Chief Executive Officer and Executive Director of the Group’s ultimate controlling shareholder, ARB Berhad.

24. RISK MANAGEMENT OVERVIEW

The overall financial risk management objective of the Group is to optimise its shareholders value and not to engage in speculative transactions.

The Group is exposed mainly to market risk (which comprises interest rate risk), credit risk and liquidity and cash flow risk arising from their business activities.

(a)	Market risk: Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the financial instruments of the Group and of the Company will fluctuate because of changes in market interest rates. The exposure to market risk of the Group for changes in interest rates relates primarily to the deposits placed with licensed banks of the Group.

Sensitivity analysis for interest rate risk

The Group is not exposed to interest rate risk as the interest-bearing financial instruments carry fixed interest rates. As such, sensitivity analysis is not disclosed.

(b)	Credit risk

Exposure to credit risk arises mainly from sales made on credit terms. The Group controls the credit risk on sales by ensuring that its customers have sound financial position and credit history. The Group also seeks to invest cash assets safely and profitably with approved financial institutions in line with the policy of the Group.

Exposure to credit risk

At the end of each reporting period, the maximum exposure to credit risk of the Group and of the Company is represented by the carrying amount of each class of financial assets recognised in the statements of financial position. Information regarding credit enhancement for trade and other receivables is disclosed in Notes 5 and 6 respectively.

(a)	Credit risk concentration profile

The credit risk concentration profile has been disclosed in Note 5.

(b)	Liquidity and cash flow risk

Liquidity and cash flow risks are the risks that the Group and the Company will not be able to meet their financial obligation when they are fall due. The exposure of the Group and of the Company to liquidity risk are principally from their payable and lease liabilities.

The Group actively manages its debt maturity profile, operating cash flows and the availability of funding so as to ensure that all operating, investing and financing needs are met. In executing its liquidity risk management strategy, the Group measures and forecasts its cash commitments and maintains a level of cash and cash equivalents deemed adequate to finance the activities of the Group.

The analysis of financial instruments by remaining contractual maturities has been disclosed in Notes 11 and 12 to the financial statements respectively.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

25. BUSINESS COMBINATIONS

(a)	Acquisition of equity interest in subsidiaries

During the financial year 2023, there are acquisitions of ARB Synergy Sdn. Bhd. (“ARB Synergy”) and its subsidiary, namely ARB Databook Pte (“ARB Databook”), collectively as Synergy Group.

The fair value of consideration transferred and the effects on cash flows of the acquisitions of subsidiaries are as follows:

	ARB Synergy Group	Total
	RM	RM

Fair value consideration for the acquisitions	1	1
Less: Cash and cash equivalents of subsidiaries acquired	(1,296)	(1,296)
Cash (inflow)/outflow from acquisition of subsidiaries	(1,295)	(1,295)

The recognised provisional fair values of identifiable assets and liabilities of subsidiaries at acquisition date are as follows:

	ARB Synergy
	Group	Total
	RM	RM

Cash and bank balances	1,297	1,297
Other receivables	1,975	1,975
Other payables and accruals	(51,069)	(51,069)
Net assets	(47,797)	(47,797)
Non-controlling interests measured at fair value	-	-
Group’s share of net assets	(47,797)	(47,797)
Add: Goodwill on consolidation	47,798	47,798
Total fair value of consideration for the acquisitions	1	1

The fair value of the non-controlling interest represents its share of the fair value of subsidiaries at the acquisition date, estimated using the purchase price allocation method. The bargain purchase on business combination is not taxable for tax purpose.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

25. BUSINESS COMBINATIONS (CONT’D)

(a)	Acquisition of equity interest in subsidiaries (Cont’d)

30 June 2023

ARB Synergy Group continued the following revenue and profit/(loss) to the Group’s consolidated statements of operations for the year 2023 since the date of acquisitions:

	ARB Synergy
	Group	Total
	RM	RM

Revenue	-	-
Loss before tax	(52,940)	(52,940)
Loss for the period	(52,940)	(52,940)

(b)	Disposal of equity interest in subsidiaries

During the financial year, there are disposal ARB Synergy Sdn. Bhd. and its subsidiary, ARB Databook Pte. Ltd..

The effects on the Group’s financial statements are as follows:

	ARB Synergy
	Group	Total
	RM	RM

Cash proceed	1	1
Less: Cost of investment in subsidiaries	(1)	(1)
Gain on disposal of subsidiaries at subsidiaries’ company level	-	-
Pre-acquisition reserves recognized upon acquisition	(47,799)	(47,799)
Post-acquisition reserves recognized up to the date of disposal	54,764	54,764
	6,965	6,965
Realisation of foreign currency translation gain reclassified from reserve	(787)	(787)
Gain on disposal of subsidiaries at the Group level	6,178	6,178

The value of assets and liabilities of disposal of subsidiaries are as follows:

Other receivables, prepayments and deposits	7,639	7,639
Cash and bank balances	2,950	2,950
Other payables and accruals	(65,352)	(65,352)
	(54,763)	(54,763)
Realisation of foreign currency translation gain reclassified from reserve	787	787
	(53,976)	(53,976)
Add: Goodwill	47,799	47,799
	(6,177)	(6,177)
Gain on disposal of subsidiaries at the Group level	6,178	6,178
Net disposal proceeds	1	1
Cash and cash equivalents of subsidiaries disposed	(2,950)	(2,950)
Net cash outflow upon disposal of subsidiaries	(2,949)	(2,949)

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

25. BUSINESS COMBINATIONS (CONT’D)

30 June 2022

In the previous financial period, the Group acquired 100% of the ordinary shares of ARB WMS Technologies Sdn. Bhd. (“ARB WMS”), ARB Innovation Sdn. Bhd. (“ARB Innovation”) and ARB R1 Technologies Sdn. Bhd. (“ARB R1”) respectively and obtain the control of the three companies.

ARB Innovation is a providers of information technology software and hardware in Malaysia. As a result of the acquisition, the Group is expected to be the leading provider of data networking products and services in Malaysia markets. It is also expecting to reduce cost through economies of scale. ARB R1 is a dormant company acquired for provision of information technology services in the future. It is expecting to save immediate preliminary cost for incorporation of a new company in Malaysia.

The fair value of consideration transferred and the effects on cash flows of the acquisitions of subsidiaries are as follows:

	ARB	ARB	ARB
	WMS	Innovation	R1	Total
	RM	RM	RM	RM

Fair value consideration for the acquisitions	51,000	8,000,001	1	8,051,002
Less: Cash and cash equivalents of subsidiaries acquired	(100,000)	(1,000)	(1,101)	(102,101)
Cash (inflow)/outflow from acquisition of subsidiaries	(49,000)	7,999,001	(1,100)	7,948,901

The recognized provisional fair values of identifiable assets and liabilities of subsidiaries at acquisition date are as follows:

	ARB	ARB	ARB
	WMS	Innovation	R1	Total
	RM	RM	RM	RM

Trade receivables	190,000	275,000	-	465,000
Cash and bank balances	100,000	1,000	1,101	102,101
Trade payables	-	(6,666)	-	(6,666)
Other payables and accruals	(4,368)	(2,034)	(2,826)	(9,228)
Net assets	285,632	267,300	(1,725)	551,207
Non-controlling interests measured at fair value	(139,960)	-	-	(139,960)
Group’s share of net assets	145,672	267,300	(1,725)	411,247
Less: Negative goodwill on consolidation recognised in consolidated statement of profit or loss	(94,672)	-	-	(94,672)
Add: Goodwill on consolidation	-	7,732,701	1,726	7,734,427
Total fair value of consideration for the acquisitions	51,000	8,000,001	1	8,051,002

The goodwill of ARB Innovation and ARB R1 arising from the acquisition consists largest of the synergies and economies of scale expected from combining the operations of the Group and the acquired company. The bargain purchase of ARB WMS arising from the acquisition consist of economic benefit generated mainly from cash and bank balances and debt collection from trade receivables over its payables available.

The fair value of the non-controlling interest represents its share of the fair value of subsidiaries at the acquisition date, estimated using the purchase price allocation method. The bargain purchase on business combination is not taxable for tax purpose.

ARB WMS, ARB Innovation and ARB R1 contributed the following revenue and profit/(loss) to the Group’s consolidated statements of operations for the current period since the date of acquisitions:

	ARB	ARB	ARB
	WMS	Innovation	R1	Total
	RM	RM	RM	RM

Revenue	-	234,000,000	-	234,000,000
Loss before tax	(39,211)	(406,418)	(1,000)	(446,629)
Loss for the period	(74,668)	(406,418)	(1,000)	(482,086)

Had the acquired companies been acquired at the beginning of the reporting period, the revenue and (loss)/profit to the Group is equivalent to the revenue and loss to the Group for the current year since the date of acquisitions.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

26. SIGNIFICANT EVENT DURING THE REPORTING PERIOD

(a)	Proposed listing of ARB IOT Group Limited (“AIGL”) on NASDAQ Stock Exchange in New York

On 24 June 2023, ARB IOT Group Limited, (“AIGL or the Company”) had filed its draft Registration Statement on Form F-1 (draft prospectus) (i.e., the registration statement required to be filed for foreign companies to be listed on a United States of America (“USA”) stock exchange) to Securities Exchange Commission (“SEC”) in USA.

On 7 July 2023, AIGL had submitted the listing application to the National Association of Securities Dealers Automated Quotation (“NASDAQ”) Stock Exchange in New Yoke for the proposed listing of AIGL on the NASDAQ Stock Exchange.

Proposed IPO of at least 1,200,000 new shares (“Issue Shares”), representing approximately 4.58% of the enlarged issued share capital of AIGL after the IPO in Minimum Scenario and up to 2,173,500 Issue Shares representing approximately 8.00% of the enlarged issued share capital of AIGL after the IPO in the Maximum Scenario on the NASDAQ Stock Exchange.

The Issue Shares pursuant to the Proposed IPO will be issued at an issue price of at least USD 4 per Issue Share. The minimum issue price of USD 4 per Issue Share was based on the minimum level of bid price (issue price) allowed for the listing of and quotation of the issue shares on the NASDAQ Stock Exchange for the IPO.

Based on the indicative issue price of USD 4 per Issue Share (or equivalent to RM 18.401 per Issue Share), the Proposed IPO is expected to raise a minimum gross proceed of USD 4.80 million (or equivalent to RM 22.09 million).

The Proposed Listing of the Company and/or the Proposed IPO is subject to and conditional upon the following approvals being obtained from:

(i)	the shareholders of ARB for the Proposed Listing of Subsidiary at the extraordinary general meeting to be convened;
(ii)	the SEC for the Registration Statement on Form F-1 (prospectus);
(iii)	NASDAQ Stock Exchange for the Proposed IPO; and
(iv)	any other relevant authorities/parties’ approval, if required.

The Listing of the Company has been completed on 5 April 2023 (Eastern Time) following the listing of the Issue Shares on NASDAQ Stock Exchange. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov.

Note:

(1)	The exchange rate used for illustrative purposes is USD 1.00: RM 4.601, derived from exchange rate based on Bank Negara Malaysia middle rate as at 5.00 p.m. on the 26 September 2022.

27. SIGNIFICANT EVENTS SUBSEQUENT TO THE END OF THE REPORTING PERIOD

On 6 October 2023, ARB IOT Group Sdn Bhd disposed 100% equity interest in ARB Midware Sdn Bhd for a consideration of RM 1. Consequently, ARB Midware Sdn Bhd and its subsidiary company, ARB Distribution Sdn Bhd disposed off from the Group.