Form 20-F
period 2024-06-30
ARB IOT Group Ltd
filed 2024-10-30
CIK 1930179

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

Tel: +6588567206

Email: contact@arbiotgroup.com

22.08, Level 22, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange, 55188 Kuala Lumpur

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 26,437,500 Ordinary Shares, par value $0.0001 per share, as of June 30, 2024.

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

Year Ended June 30, 2024

i

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

●

“we,” “us,” “the Company,” “our,” “our Company” or “ARB IOT Group” are to the combined business of ARB IOT Group Limited, an exempted company incorporated in the Cayman Islands, and its consolidated subsidiaries.

Our reporting currency and our functional currency is RM. This Annual Report contains translations of RM amounts into USD at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RM to USD in this Annual Report were made at a rate of RM4.722 to $1.00. We make no representation that any RM could have been, or could be, converted into USD, as the case may be, at any particular rate, at the rates stated below, or at all. The Malaysian government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RM into foreign exchange and through restrictions on foreign trade. On June 30, 2024, the exchange rate was RM4.722 to $1.00. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

We began operations in 2019, starting with offering smart home and building solutions, and since then, have expanded our product and service offerings to provide IoT solutions for agriculture, construction, consumer electronics, retail and other industries. In the fiscal year ended June 30, 2023, we focused on providing IoT solutions such as point-of-sale system, inventory management system and other IoT machines to the retail industry, in order to offset reduced revenues from system development for the construction and property development industries. While pivoting our business strategy, our revenue decreased from approximately RM443.0 million ($94.9 million) for the fiscal year ended June 30, 2022 to approximately RM242.1 million ($51.9 million) for the fiscal year ended June 30, 2023, a decrease of RM200.9 million ($43.0 million) or 45.3%. Profit decreased from approximately RM73.4 million ($15.7 million) for the fiscal year ended June 30, 2022 to approximately RM27.5 million ($5.9 million) for the fiscal year ended June 30, 2023, a decrease of RM45.8 million ($9.8 million) or 62.4%. In the fiscal year ended June 30, 2024, our revenue decreased from approximately RM242.1 million ($51.9 million) for the fiscal year ended June 30, 2023 to approximately RM58.2 million ($12.3 million) for the fiscal year ended June 30, 2024, a decrease of RM183.9 million ($39.5 million) or 76.0%. Profit decreased from approximately RM27.5 million ($5.9 million) for the fiscal year ended June 30, 2023 to a loss of approximately RM54.7 million ($11.6 million) for the fiscal year ended June 30, 2024, a decrease of RM82.2 million ($17.5 million) or 298.6%. We have a limited operating history in the Malaysian IoT industry, which makes it difficult to evaluate our business and prospects. Our growth prospects should be considered in light of the risks and uncertainties that companies with a limited operating history and experience in our industry may encounter, including, among others, risks and uncertainties regarding our ability to:

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

Our normal trade credit terms range between 30 to 210 days. As of June 30, 2024, 2023 and 2022, we had approximately RM27.8 million ($5.9 million), RM38.4 million ($8.2 million) and RM101.2 million ($21.7 million) in trade receivables. We provide a long credit period from 210 days to 365 days to some large customers to secure contracts from them. However, our customers sometimes still require additional time for payment, depending on their cash flow. Due to uncertainty of the timing of collection, we establish allowance for doubtful account based on individual account analysis and historical collection trends. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as on past trends of collections. Considering customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against account receivable balance, with a corresponding charge recorded in the consolidated statements of operations and other comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. We did not have any bad debt write-off during the years ended June 30, 2024, 2023 and 2022.

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

We have entered into a number of transactions with ARB Berhad, our former controlling shareholder who currently holds 28.38% of our outstanding and issued ordinary shares, and its affiliated companies. See “Item 7B. Related Party Transactions.” We believe the terms obtained or consideration that we paid or received, as applicable, in connection with these transactions were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

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

During the year ended June 30, 2023, we completed construction and deployment of a newly developed IoT smart farming system on approximately 35 acres of lands in Kampung Tok Dor, Terengganu, Malaysia. In the year ended June 30, 2022, we completed construction and deployment of our initial hydroponics IoT project on approximately 30 acres of land in Cameron Highlands, Pahang, Malaysia. However, as these projects were recently completed and have not been in operation for long, they are subject to certain risks, including that they may not be able to achieve or maintain the intended benefits, such as high production yields, lower crop losses and reduced operation costs.

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

We consider our major customers in each period to be those customers that accounted for more than 10% of overall revenues in such period. For the year ended June 30, 2024, the major customers of the Company were Powernow (Asia) Sdn. Bhd., accounting for 46.4% of the total revenue, and ARB Analysis Sdn. Bhd, accounting for 29.2% of the total revenue. ARB Analysis Sdn. Bhd. is a related party. For the year ended June 30, 2023, the major customers of the Company were PSSBJAYA Holdings Sdn. Bhd., accounting for 45.9% of the total revenue, and Annum Industries Sdn. Bhd, accounting for 22.4% of the total revenue. Both customers were unrelated third parties. For the year ended June 30, 2022, one major customer, Ageson Industrial Sdn. Bhd. (formerly known as AB5 Sdn. Bhd.), accounted for 59.5% of the revenues from the IoT System Development line of business and 34.8% of the total revenues. Ageson Industrial Sdn. Bhd. is a related party. For the year ended June 30, 2022, another major customer, who is an unrelated third party, accounted for 30.9% of the revenues from the IoT System Development line of business and 18.1% of the total revenues. The loss of, or a substantial decrease in the volume of, revenues by any of our top customers could harm our revenues and profitability. In addition, an adverse change in the terms of our dealings with, or in the financial wherewithal or viability of, one or more of our significant customers could harm our business, financial condition and results of operations.

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

As of June 30, 2024, 2023 and 2022, we had recorded goodwill and intangible assets with a net book value of RM88.8 million ($18.8 million), RM116.6 million ($25.0 million) and RM139.1 million ($29.8 million), respectively. Besides amortizing intangible assets over 5 to 10 years, we are required to test for impairment at least annually and whenever evidence of impairment exists. During the years ended June 30, 2024, 2023 and 2022, amortization of intangible assets of approximately RM27.9 million ($5.9 million), RM22.4 million ($4.8 million) and RM15.4 million ($3.3 million) were recorded in our statements of profit or loss, respectively. Other than that, we have not recorded any impairment charges against the carrying value of our goodwill and intangible assets in the past. The carrying value of our goodwill and intangible asset values are measured using a variety of factors, including values of comparable companies, overall stock market and economic data and our own projections of future financial performance. We may be required in the future to record impairment charges that could have a material adverse effect on our reported results.

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

A key element of our strategy is to operate and sell our solutions to customers across the ASEAN region. Operating internationally requires significant resources and management attention. We cannot be certain that the investment and additional resources required to operate internationally will produce desired levels of revenue or profitability. Further, operating internationally subjects us to various risks, including:

●	increased management, travel, infrastructure and legal compliance costs associated with having operations in many countries;

●	increased financial accounting and reporting burdens and complexities;

●	variations in adoption and acceptance of our solutions and services in different countries, requirements or preferences for domestic products, and difficulties in replacing products offered by more established or known regional competitors;

●	new and different sources of competition;

●	laws and business practices favoring local competitors;

●	differing technical standards, existing or future regulatory and certification requirements and required features and functionality;

●	communication and integration problems related to entering and serving new markets with different languages, cultures, and political systems;

●	compliance with foreign privacy and security laws and regulations, including data privacy laws that require customer data to be stored and processed in a designated territory, and the risks and costs of non-compliance;

●	customer preference for data to be stored in a specific geography, location, or region based on unique customer requirements even if not required by applicable privacy and security laws and regulations;

●	compliance with laws and regulations for foreign operations, including anti-bribery laws (such as the U.S. Foreign Corrupt Practices Act), import and export control laws, tax laws, tariffs, trade barriers, economic sanctions, and other regulatory or contractual limitations on our ability to sell our products and services in certain foreign markets, and the risks and costs of non-compliance;

●	compliance with foreign laws, regulations and orders related to health and safety;

●	heightened risks of unfair or corrupt business practices in certain geographies that may impact our financial results and result in restatements of our consolidated financial statements;

●	fluctuations in currency exchange rates and related effects on our results of operations;

●	difficulties in repatriating or transferring funds from or converting currencies in certain countries;

●	different pricing environments, longer sales cycles, and longer accounts receivable payment cycles and collections issues;

●	political and economic conditions and uncertainty in the countries or regions in which we operate and around the world;

●	difficulties in recruiting, managing and retaining local partners, including consulting and implementation firms, to support our operations and sales;

●	differing labor standards, including restrictions related to, and the increased cost of, terminating employees in some countries;

●	difficulties in recruiting, hiring and retaining employees in certain countries;

●	difficulties in managing an international workforce and maintaining our corporate culture internationally;

●	the preference for localized software and licensing programs;

●	the preference for localized language support;

●	weaker protection in some jurisdictions for intellectual property and other legal rights than in Malaysia and practical difficulties in enforcing intellectual property and other rights outside of Malaysia, if any;

●	compliance with the laws of numerous foreign taxing jurisdictions, including withholding obligations, and overlapping of different tax regimes;

●	compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy, and data protection laws and regulations; and

●	global pandemics such as the COVID-19 pandemic and travel restrictions and other measures undertaken by governments in response to such pandemics.

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

Our businesses depend on the skills, reputation, and professional experience of our senior management and key employees, the network of resources and relationships they generate during the ordinary course of their activities, and the synergies among the diverse fields of expertise and knowledge held by our senior professionals. Therefore, the success of our business depends on the continued services of these individuals. If we lose their services, we may not be able to execute our existing business strategy effectively, and we may have to change our current business direction. These disruptions to our business may take up significant energy and resources of our Company, and materially and adversely affect our future prospects. Specifically, our future performance depends on the continued services and contributions of our Chief Executive Officer, Dato’ Sri Liew Kok Leong and our Chief Financial Officer, Ng Kok Wah who have in-depth knowledge and experience in the technological industry and in managing our operations. Without these key executives and employees, we may not have the ability to execute on our business plans and to identify and pursue new opportunities and innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of our development and strategic objectives. The loss of the services of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results. We do not presently maintain any key man life insurance policies.

The COVID-19 pandemic has caused a material adverse effect on our business.

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

Risks Related to Our Relationship with ARB Berhad

Some of our directors and executive officers own shares of ARB Berhad or other securities or rights to acquire ARB Berhad’s shares and hold positions with ARB Berhad, which could cause conflicts of interest, or the appearance of conflicts of interest.

ARB Berhad controlled approximately 94.56% of our issued and outstanding ordinary shares until it implemented a distribution of our ordinary shares to its shareholders in February 2024. Immediately following such distribution and as of the date of this Annual Report, ARB Berhad controls approximately 28.38% of our issued and outstanding ordinary shares. Some of our directors and executive officers own ARB Berhad’s outstanding shares and other securities or rights to purchase ARB Berhad’s shares. Dato’ Sri Liew Kok Leong served as a director and executive chairman at ARB Berhad until December 28, 2023 when he resigned from such positions. Hong Zi Shen, our former chief technology officer, serves as an Executive Director of ARB Berhad.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our principal shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders.

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

If the ownership of our ordinary shares continues to be concentrated, it may prevent you and other minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.

As of the date of this Annual Report, ARB Berhad owns approximately 28.38% of the Company’s voting power. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders. The interests of ARB Berhad may not always coincide with our interests or the interests of our other shareholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of our Company. Also, ARB Berhad may seek to cause us to take courses of action that, in its judgment, could enhance its investment in us, but which might involve risks to our other shareholders or adversely affect us or our other shareholders. As a result, the market price of our shares could decline, or shareholders might not receive a premium over the then-current market price of our shares upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of our shares because investors may perceive disadvantages in owning shares in a company with significant shareholders.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Our Corporate History

In October 1997, ARB Berhad, our former controlling shareholder and parent company, was incorporated in Malaysia. Since February 2004, it has been listed on the Main Market of Bursa Malaysia Securities Berhad. ARB Berhad commenced IoT business in 2019, starting with offering smart home and building solutions.

On March 1, 2022, ARB IOT Group Limited was incorporated under the laws of Cayman Islands as an indirect wholly owned subsidiary of ARB Berhad. Following the completion of a restructuring in March 2022, ARB IOT Group Limited became an indirect holding company of our operating subsidiaries in Malaysia.

On June 9, 2022, we subdivided all of our 50,000 authorized shares of par value $1.00 each into 500,000,000 shares, par value $0.0001 each, resulting in our then existing shareholder holding 10,000 ordinary shares of par value $0.0001. On June 9, 2022, an additional 9,990,000 ordinary shares were issued to ARB IOT Limited for a purchase price of $0.0001 per share. On September 19, 2022, ARB IOT Limited subscribed for another 15,000,000 ordinary shares, at a purchase price of $0.0001 per share.

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

On September 29, 2023, ARB IOT Limited who then directly held 25,000,0000 ordinary shares of the Company, declared a dividend in specie of the Shares to be paid to ARB Holdings Sdn. Bhd., the sole shareholder of ARB IOT Limited. On October 2, 2023, ARB Holdings Sdn. Bhd. declared a dividend in specie of the 25,000,000 ordinary shares to be paid to ARB Berhad, the sole shareholder of ARB Holdings Sdn. Bhd. As a result, ARB Berhad directly held 25,000,000 ordinary shares of our Company as of October 2, 2023.

On February 5, 2024, ARB Berhad effected a distribution of 17,496,142 ordinary shares it held in us, to its shareholders (the “Distribution”). Immediately following the Distribution, ARB Berhad held 7,503,858 ordinary shares of our Company, or approximately 28.38% of our issued and outstanding ordinary shares. As a result of the Distribution, we are no longer deemed a “controlled company” under the Nasdaq Rules, and we are no longer included in ARB Berhad’s consolidated group for Malaysian income tax, accounting or public company reporting purposes.

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

ARB WMS Technologies Sdn. Bhd. (“ARB WMS Technologies”) formerly known as Bluewave WMS Technologies was incorporated in Malaysia as a private company limited by shares on July 6, 2021, with an issued share capital of RM1 comprising of one (1) ordinary share. On August 12, 2021, ARB WMS Technologies increased its issued share capital of RM100,000 comprising of one hundred thousand (100,000) ordinary shares whereby fifty one thousand (51,000) ordinary shares were allotted to ARB Techsymbol for 51% of its equity interests. It became a wholly-owned subsidiary of ARB Techsymbol after ARB Techsymbol acquired the remaining 49% equity interests on May 31, 2024 from BCSSoft Sdn. Bhd. The principal activities of ARB WMS Technologies are providing IT services and investment holding.

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

We reorganized our operations into three business lines for the fiscal year ended June 30, 2024. In light of significant declines in activity within our IoT Smart Agriculture and IoT System Development sectors, we merged these two into a single, streamlined business line.

●	IoT Smart Home & Building. We offer smart home solutions which include design, procurement and provision of smart home products and devices, integration services as well as comprehensive professional electrical wire installation and home data network setup for homeowners. We also provide smart building solutions which include design, procurement, installation, testing, pre-commissioning and commissioning of various IoT systems, solutions and devices as well as integration of automated systems for smart buildings, including installation of wire and wireless and mechatronic works for property developers and contractors.

●	IoT Smart Agriculture and System Development. We carry out services of system development, supply, installation, commissioning and testing of smart systems which include IoT concept and functionality to the existing systems across various industries.

●

IoT Gadget Distribution. We distributed mobile gadget accessories to end users in Malaysia via resellers, distributors and retailers. In the process, we provided certain services including shipping tracking and status updates, customer care line and online chat support, digital marketing, pre-installation and warranty services. This business line was disposed of in October 2023 with the sale of our former subsidiaries, ARB Midware Sdn. Bhd. and ARB Distribution Sdn. Bhd. On October 6, 2023. We disposed of this business line because of its insignificant profit generation.

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

On February 5, 2024, ARB Berhad effected a distribution of 17,496,142 ordinary shares it held in us, to its shareholders, or the Distribution. Following the Distribution, ARB Berhad continues to hold 7,503,858 ordinary shares of our Company, or approximately 28.38% of our issued and outstanding ordinary shares. Following the Distribution, we are no longer deemed a “controlled company” under the Nasdaq Rules, and we are no longer included in ARB Berhad’s consolidated group for Malaysian income tax, accounting or public company reporting purposes.

Our revenue decreased from approximately $94.9 million for the fiscal year ended June 30, 2022 to approximately $51.9 million for the fiscal year ended June 30, 2023, a decrease of $43.0 million or 45.3%. Revenue decreased from approximately $51.9 million for the fiscal year ended June 30, 2023 to approximately $12.3 million for the fiscal year ended June 30, 2024, a decrease of $39.6 million or 76.0%. Our profit decreased from approximately $15.7 million for the fiscal year ended June 30, 2022 to approximately $5.9 million for the fiscal year ended June 30, 2023, a decrease of $9.8 million or 62.4%. Profit decreased from approximately $5.9 million for the fiscal year ended June 30, 2023 to a loss approximately $11.6 million for the fiscal year ended June 30, 2024, a decrease of $17.5 million or 298.6%.

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

IoT Smart Agriculture and IoT System Development

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

IoT Gadget Distribution

This business line was disposed of since October 2023 with the sale of our former subsidiaries, ARB Midware Sdn. Bhd. and ARB Distribution Sdn. Bhd. On October 6, 2023. We disposed of this business line because of its insignificant profit generation.

Before disposition, our IoT Gadget Distribution line offered supply chain and distribution of smart phones, accessories and ICT and IoT products with an extensive sales and distribution network throughout Malaysia. Our services for the marketing and sales of mobile gadget accessories to resellers, distributors and retailers, who are responsible for distribution to end users in Malaysia include, among other things:

●	warranty services, namely return and replacement for defective products;

●	customer care line and online chat support to help customers solve problems and provide guidance;

●	tracking and status updates for product delivery (end to end until product delivery is complete);

●	pre-installation for certain products; and

●	notifications of future product launch

We covered approximately over 500 types of mobile gadget accessories such as smart phones, outdoor and indoor cameras of different types, wireless fast chargers, headphones and ear buds, screen protector, mobile pen, speaker, mobile covers, keyboard and wire ban. As we were well verse in the telecommunication solutions and products distribution, we were able to provide one-stop telecommunication solutions for resellers, distributors and retailers with multitude of IT products and services, thereby gaining loyalty through efficiency, convenience and excellent customer experiences.

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

We completed constructing and deploying hydroponics IoT solutions on approximately 30 acres of land in Cameron Highlands, Pahang, Malaysia to plant various types of fruits and vegetables, generating approximately $37.7 million in revenue for the year ended June 30, 2022. Additionally, we completed construction and deployment of our newly developed IoT smart farming system in Terengganu, Malaysia to plant fruits and vegetables, generating approximately $35.4 million in revenue for the year ended June 30, 2023.

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

IoT Gadget Distribution

Before disposition, there was a broad customer base for our IoT gadget distribution business. These resellers, distributors and retailers made direct purchases from us and we did not charge any fee to them for providing various sales and marketing services.

The gadgets were sourced from a long-standing partner and supplier locally. We believe that we maintained a good relationship with this supplier.

Our Research and Development

Our R&D team is responsible for the research, design, architecture, development, testing and quality of our software products as well as continued maintenance and improvement of our existing software and IT related solutions. The R&D team also involved in developing and expanding our technology capabilities. They are also working closely with the industrial needs to improved products, processes, systems or services that aim to increase our clients’ productivity. They provide advice and feedback on the R&D projects, review the feasibility of the R&D projects, and share experience and expertise to innovate R&D projects.

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

Our Malaysian subsidiaries have successfully registered the following trademarks in Malaysia:

Applicant	Trademark	Trademark No.	Registration Date	Renewal Due Date	Status
ARB Big Data		TM2021032095	November 17, 2021	November 17, 2031	Successful

ARB Big Data		TM2021032093	November 17, 2021	November 17, 2031	Successful

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

4.D. Plants, Property and Equipment

Our principal executive offices are located at Level 39, Marina Bay Financial Centre Tower 2, 10 Marina Boulevard, 018983 Singapore.

Our subsidiary, ARB Innovation Sdn. Bhd., entered into that certain SQV Co-Working Space Membership Agreement to lease the space at 2F-09, Pusat Perdagangan IOI, No. 1 Persiaran Puchong Jaya Selatan, Bandar Puchong Jaya, 47100 Puchong, Selangor, Malaysia, which has a floor area of 1,518 square feet. The term of the membership is from September 1, 2023 to August 31, 2024, and the monthly membership fee is RM3,825 (approximately $819).

In addition, we have leased office premises at No. 17-03, Q Sentral, 2A, Jalan Stesen Sentral 2, Kuala Lumpur Sentral, 50470 Kuala Lumpur, Malaysia. The initial term began on August 1, 2021 and expired on April 30, 2023, with an option to renew for an additional two years. On August 1, 2023, we renewed the lease which was to expire on July 31, 2025 and maintained an option to renew for an additional two years. The monthly rental fee was RM11,000 (approximately $2,500). On September 1, 2024, we revised the lease which will expire on August 31, 2026 and contains an option to renew for an additional two years. The revised monthly rental fee is RM10,000 (approximately $2,118).

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

We reorganized our operations into three business lines for the year ended June 30, 2024. In light of significant declines in activity and revenue within our IoT Smart Agriculture and IoT System Development sectors, we merged these two into a single, streamlined business line.

●	IoT Smart Home & Building. We offer smart home solutions which include design, procurement and provision of smart home products and devices, integration services as well as comprehensive professional electrical wire installation and home data network setup for homeowners. We also provide smart building solutions which include design, procurement, installation, testing, pre-commissioning and commissioning of various IoT systems, solutions and devices as well as integration of automated systems for smart buildings, including installation of wire and wireless and mechatronic works for property developers and contractors.

●	IoT Smart Agriculture and System Development. We carry out services of system development, supply, installation, commissioning and testing of smart systems which include IoT concept and functionality to the existing systems across various industries.

●	IoT Gadget Distribution. We distributed mobile gadget accessories to end users in Malaysia via resellers, distributors and retailers. In the process, we provided certain services including shipping tracking and status updates, customer care line and online chat support, digital marketing, pre-installation and warranty services. This business line was disposed of in October 2023 with the sale of our former subsidiaries, ARB Midware Sdn. Bhd. and ARB Distribution Sdn. Bhd. On October 6, 2023. We disposed of this business line because of its insignificant profit generation.

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

Our business results are more directly affected by the following factors:

Our ability to secure IoT projects. The operations of our IoT Smart Home and Building, IoT Smart Agriculture and IoT System Development business lines are on a project-by-project basis. While we are still in the early stages of penetrating our addressable market, we have benefited from rapid customer growth. In 2023, we shifted the IoT Smart Agriculture’s revenue model from one-off sales to recurring income. We now generate income by offering our systems to customers on a profit-sharing basis, in contrast with the previous model of one-off sales. Although this has led to a revenue decrease in the short term, the new model allows us to price our systems more competitively. We also engage in the services of system development, supply, installation, commissioning and testing of smart systems that include IoT concept and functionality onto existing systems across various industries. We believe there are significant untapped opportunities to win new large enterprises across different industries in Malaysia and the ASEAN region. In addition to large enterprises, we also seek to work with smaller, fast-growing companies that require a different set of services that allow us to test new offerings and develop new capabilities.

Our customers’ financial condition and ability to make payments. Our customers generally purchase our products on credit, and as a result, our results of operations and financial condition may be adversely affected if our customers experience financial difficulties. We provide a long credit period from 180 days to 210 days to some large customers to secure contracts from them. Although we had significant amounts of accounts receivable as of the end of fiscal 2024, 2023 and 2022, we were able to collect all of such accounts receivable subsequently. We manage credit risk related to our customers by performing periodic evaluations of credit worthiness and applying other credit risk monitoring procedures.

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

Our Reportable Segment

An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by our Chief Executive Officer. We report our results of operations in two reportable segments dedicated to (i) the provision of hardware and software of IoT solutions and (ii) investment holding and others. The Chief Executive Officer makes decisions about allocating resources and assessing performance based on the Company as a whole. We provide breakdowns by business lines for certain components of our operating results as appropriate.

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

We carry out services of system development, supply, installation, commissioning and testing of smart systems which include IoT concept and functionality to the existing systems across various industries. The majority of the sale of goods contracts relate to the sale of customized source codes and IoT solutions in accordance with client requirements for IoT Smart Agriculture and System Development, as well as resale of mobile gadgets and accessories.

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

Total Expenses

Total expenses consist of depreciation expenses, personnel expenses, general administrative expenses, other operating expenses and interest expense of lease liabilities.

Other Income

Other Income consists of bank interest income and gain on bargain purchase in acquisitions.

Tax Expenses

Malaysian income tax is calculated at the statutory tax rate of 24% regarding the estimated taxable profit for the fiscal years.

Results of Operations

Year Ended June 30, 2024 Compared to Year Ended June 30, 2023

	For the years ended June 30,				Change
	2023 (in thousands)		2024 (in thousands)		Amount (in thousands)	Amount (in thousands)%
	RM	USD	RM	USD	RM	USD
	Restated	Restated
Revenue	242,132	$51,860	58,187	$12,323	(183,945)	$(39,537)	(76.0)
Cost of sales	(192,212)	(41,168)	(78,522)	(16,629)	113,690	24,539	(59.1)
Gross profit/(loss)	49,920	10,692	(20,335)	(4,306)	(70,255)	(14,998)	(140.7)
Total expenses	(28,814)	(6,172)	(46,782)	(9,907)	(17,968)	(3,735)	62.4
Other income	787	169	1,608	341	821	172	104.3
Profit/(loss) before tax	21,893	4,689	(65,509)	(13,872)	(87,402)	(18,561)	(399.2)
Tax expenses	5,644	1,209	10,821	2,292	5,177	1,083	91.7
Profit/(loss) for the financial year, representing total comprehensive income for the year	27,537	5,898	(54,688)	(11,580)	(82,225)	(17,478)	(298.6)
Item that may be reclassified subsequently to profit or loss:	-	-	-	-
Exchange differences arising on translation of foreign operation	1,100	236	(122)	(26)	(1,222)	(262)	(111.1)
Total comprehensive income for the year	28,637	$6,134	(54,810)	$(11,606)	(83,447)	$(17,740)	(291.4)

Revenue. For the year ended June 30, 2024, the revenue decreased by RM183.9 million ($39.5 million) or 76.0% to RM58.2 million ($12.3 million), when compared with RM242.1 million ($51.9 million) for the year ended June 30, 2023, primarily due to completion of construction and deployment of a newly developed IoT smart farming system in Terengganu in previous financial year. Additionally, the decrease was due to the shift in the IoT Smart Agriculture’s revenue model from one-off sales to recurring income in 2023. We now generate income from the IoT Smart Agriculture by offering our systems to customers on a profit-sharing basis, in contrast with the previous model of one-off sales. Although this has led to a revenue decrease in the short term, the new model allows us to price our systems more competitively and we believe will provide more consistent and staggered revenue.

The following table sets forth the breakdown of our revenue by business lines.

	For the years ended June 30,
	2023 (in thousands)		2024 (in thousands)
	RM	USD	RM	USD
IoT Smart Home and Building	2,500	$535	470	$100
IoT Gadget Distribution	20,143	4,314	5,717	1,211
IoT Smart Agriculture & System Development	219,489	47,011	52,000	11,012
Total	242,132	$51,860	58,187	$12,323

Revenue from IoT Smart Home and Building was RM0.5 million ($0.1 million) for the year ended June 30, 2024, as compared to RM2.5 million ($0.5 million) for the year ended June 30, 2023, a decrease of RM2.0 million ($0.4 million) or 81.2%. The decrease was primarily attributed to diminished sales performance for the year ended June 30, 2024.

Revenue from IoT Gadget Distribution amounted to RM5.7 million ($1.2 million) for the year ended June 30, 2024, from RM20.1 million ($4.3 million) for the year ended June 30, 2023, a decrease of RM14.4 million ($3.1 million) or 71.6%. This business line was disposed of since October 2023 with the sale of our former subsidiaries, ARB Midware Sdn. Bhd. and ARB Distribution Sdn. Bhd. on October 6, 2023. We disposed of this business line because of its insignificant profit generation. The decrease in revenue was primarily due to the IoT Gadget Distribution business line generating revenue for only three months before its disposition, as compared to the previous period where revenue was generated for the full year ended June 30, 2023.

Revenue from IoT Smart Agriculture and System Development recorded RM52.0 million ($11.0 million) for the year ended June 30, 2024, as compared to RM 219.5 million ($47.0 million) for the year ended June 30, 2023. The decrease of RM167.5 million ($36.0 million) or 76.3% was due to the shift in the IoT Smart Agriculture’s business model from one-off sales to recurring income in 2023. Although this has led to a decrease in revenue, the new model allows us to price our systems more competitively and will provide more consistent and staggered revenue.

Cost of revenue. For the year ended June 30, 2024, the cost of revenue decreased by RM113.7 million ($24.5 million) or 59.1% to RM78.5 million ($16.6 million), when compared with RM192.2 million ($41.2 million) for the year ended June 30, 2023, which was in line with the decrease in revenue. The cost of revenue included amortization of intangible assets of approximately RM24.7 million ($5.2 million) and RM19.2 million ($4.1 million) for the years ended June 30, 2024 and 2023, respectively.

	For the years ended June 30,
	2023 (in thousands)		2024 (in thousands)
	RM	USD	RM	USD
IoT Smart Home and Building	2,000	$428	300	$64
IoT Gadget Distribution	18,557	3,975	4,532	960
IoT Smart Agriculture & System Development	171,655	36,765	73,690	15,605
Total	192,212	$41,168	78,522	$16,629

Other income. For the year ended June 30, 2024, the other income increased by RM0.8 million ($0.1 million) or 104.3% to RM1.6 million ($0.3 million), when compared with RM0.8 million ($0.2 million) for the year ended June 30, 2023, mainly due to the increase of interest income received during the year ended June 30, 2024.

	For the years ended June 30,
	2023 (in thousands)		2024 (in thousands)
	RM	USD	RM	USD
Interest	777	$166	1,608	$341
Others	10	3	-	-
Total	787	$169	1,608	$341

Total expenses. For the year ended June 30, 2024, the total expenses increased to RM46.8 million ($9.9 million) from RM28.8 million ($6.2 million) for the year ended June 30, 2023, an increase of RM18.0 million ($3.7 million), or 62.4%. It was mainly due to the increase in depreciation of plant and equipment during the year ended June 30, 2024.

	For the years ended June 30,
	2023 (in thousands)		2024 (in thousands)
	RM	USD	RM	USD
Depreciation	15,860	$3,397	28,435	$6,022
Amortization	3,313	710	3,186	675
Personnel	4,251	911	4,781	1,012
General administrative	5,390	1,154	10,019	2,122
Other operating expenses	-	-	351	74
Finance cost	-	-	10	2
Total	28,814	$6,172	46,782	$9,907

Tax expenses. For the year ended June 30, 2024, there was income tax recovery of RM10.8 million ($2.3 million) as compared to income tax recovery of RM5.6 million ($1.2 million) for the years ended June 30, 2023. The increase of the income tax recovery was mainly due to over-provision of deferred tax expense in the prior year, as well as the utilization of capital allowance and unabsorbed business losses carried forward from prior years.

(Loss)/Profit for the year. For the year ended June 30, 2024, the profit decreased by RM82.2 million ($17.5 million) or 298.6% to a loss of RM54.7 million ($11.6 million) when compared with a profit of RM27.5 million ($5.9 million) for the year ended June 30, 2023. The decrease was in line with the decrease in revenue as well as significant increase in depreciation expenses of plant and equipment and amortization expenses for intangible assets.

Year Ended June 30, 2023 Compared to Year Ended June 30, 2022

	For the years ended June 30,				Change
	2022 (in thousands)		2023 (in thousands)		Amount (in thousands)	Amount (in thousands)%
	RM	USD	RM	USD	RM	USD
	Restated	Restated
Revenue	443,024	$100,562	242,132	$51,860	(200,892)	$(48,702)	(45.3)
Cost of sales	(344,857)	(78,279)	(192,212)	(41,168)	152,645	37,111	44.3
Gross profit	98,167	22,283	49,920	10,692	(48,247)	(11,591)	(49.1)
Total expenses	(10,199)	(2,315)	(28,814)	(6,172)	(18,615)	(3,857)	(182.5)
Other income	324	74	787	169	463	95	142.9
Profit before tax	88,292	20,042	21,893	4,689	(66,399)	(15,353)	(75.2)
Tax expenses	(14,909)	(3,384)	5,644	1,209	20,553	4,593	137.9
Profit for the financial year, representing total comprehensive income for the year	73,383	16,658	27,537	5,898	(45,846)	(10,760)	(62.5)
Item that may be reclassified subsequently to profit or loss:	-	-	-	-	-	-	-
Exchange differences arising on translation of foreign operation	(6)	(1)	1,100	236	1,106	237	>100
Total comprehensive income for the year	73,377	$16,657	28,637	$6,134	(44,740)	$(10,523)	(61.0)

Revenue. For the year ended June 30, 2023, the revenue decreased by RM200.9 million ($48.7 million) or 45.3% to RM242.1 million ($51.9 million), when compared with RM443.0 million ($100.6 million) for the year ended June 30, 2022, primarily due to a softened domestic construction and property development market, leading to reduced revenues from the IoT System Development business. Nonetheless, reduced revenues from the IoT System Development business were partially offset by sales of point-of-sale and warehouse management systems to our retail customers, as well as our resilient IoT smart agriculture business. In the year ended June 30, 2023, we completed construction and deployment of a newly developed IoT smart farming system in Terengganu.

The following table sets forth the breakdown of our revenue by business lines.

	For the years ended June 30,
	2022 (in thousands)		2023 (in thousands)
	RM	USD	RM	USD
IoT Smart Home and Building	723	$164	2,500	$535
IoT Gadget Distribution	17,156	3,894	20,143	4,314
IoT System Development	258,850	58,756	53,985	11,564
IoT Smart Agriculture	166,295	37,748	165,504	35,447
Total	443,024	$100,562	242,132	$51,860

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

Revenue from IoT System Development recorded RM54.0 million ($11.6 million) for the year ended June 30, 2023 from RM258,9 million ($58.8 million) for the year ended June 30, 2022, a decrease of RM204.9 million ($47.2 million), or 79%, mainly due to absence of system integration business application services recorded in fiscal 2022. In fiscal 2022, our wholly-owned Malaysian subsidiary ARB Innovation completed a project in the amount of RM154 million ($35 million) for a related party client, Ageson Industrial Sdn. Bhd. (formerly known as AB5 Sdn. Bhd.). Ageson Industrial Sdn. Bhd. is an indirect wholly-owned subsidiary of Ageson Berhad, a Malaysia publicly listed company primarily involved in property development and construction and Dato’ Sri Liew Kok Leong is the Executive Director of Ageson Berhad. Under this contract, ARB Innovation procured and supplied an industrial building system with IoT technology for the customer’s property development projects. Nonetheless, this absence was partially offset by revenue of RM51.8 million ($11.1 million) contributed from (i) sales of point-of-sale systems and (ii) provision of system integration business application services to related party clients, ARB Analysis Sdn. Bhd. and ARB System Sdn. Bhd. Both are indirect wholly-owned subsidiaries of ARB Berhad, our former controlling shareholder.

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

	For the years ended June 30,
	2022 (in thousands)		2023 (in thousands)
	RM	USD	RM	USD
IoT Smart Home and Building	16	$4	2,000	$428
IoT Gadget Distribution	13,464	3,056	18,557	3,975
IoT System Development	190,990	43,353	39,120	8,379
IoT Smart Agriculture	140,387	31,866	132,535	28,386
Total	344,857	$78,279	192,212	$41,168

Total expenses. For the year ended June 30, 2023, the total expenses increased to RM28.8 million ($6.2 million) from RM10.2 million ($2.3 million) for the year ended June 30, 2022, an increase of RM18.6 million ($3.9 million), or 182.5%. Our total expenses are comprised of depreciation expenses, personnel expenses and general administrative expenses as further described below.

	For the years ended June 30,
	2022 (in thousands)		2023 (in thousands)
	RM	USD	RM	USD
Depreciation	1,051	$239	15,860	$3,397
Amortization	3,186	723	3,313	710
Personnel	1,916	435	4,251	911
General administrative	4,046	918	5,390	1,154
Total	10,199	$2,315	28,814	$6,172

For the year ended June 30, 2023, depreciation was increased by RM14.8 million ($3.2 million) from RM1.1 million ($0.2 million) for the year ended June 30,2022 to RM15.9 million ($3.4 million), or 1,409%, following new acquisitions of computer and equipment for IoT Smart IoT System Development, as well as a full year impact of depreciation charges from the IoT Smart Agriculture plant and equipment acquired in the prior year ended June 30, 2022.

The amortization of intangible assets for the year ended June 30, 2023 were consistent with the year ended June 30, 2022.

The personnel expenses for the year ended June 30, 2023 increased from RM1.9 million ($0.4 million) to RM4.3 million ($0.9 million), an increase of RM2.4 million ($0.5 million) or 121.9%. The increase was primarily due to business expansion, as well as retention of a stable workforce.

Other income. For the year ended June 30, 2023, the other income increased by RM0.5 million ($0.1 million) or 142.9% to RM0.8 million ($0.2 million), when compared with RM0.3 million ($0.1 million) for the year ended June 30, 2022, mainly due to the increase of interest income received during the June 30, 2023.

	For the years ended June 30,
	2022 (in thousands)		2023 (in thousands)
	RM	USD	RM	USD
Bargain purchase on consolidation	95	$22	-	$-
Interest	229	52	777	166
Others	-	-	10	3
Total	324	$74	787	$169

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

5.B. Liquidity and Capital Resources

As of June 30, 2024, we had cash and bank balances of RM33.4 million ($7.1 million). To date, we have financed our operations primarily through net cash flow from operations, loans and shares issued for cash.

The following table sets forth a summary of our cash flows for the years ended:

	Years Ended June 30,
	2022 (in thousands)		2023 (in thousands)		2024 (in thousands)
	RM	USD	RM	USD	RM	USD
Net cash provided by operating activities	29,900	$6,787	54,425	$11,657	56,695	12,007
Net cash used in investing activities	(136,615)	$(31,010)	(97,115)	$(20,800)	(28,908)	(6,122)
Net cash provided by financing activities	126,780	$28,778	44,873	$9,611	(49,532)	(10,490)
Effect of currency translation	-	-	1,099	237	278	59
Net increase in cash and cash equivalent	20,065	$4,555	2,183	$468	(21,745)	(4,605)

Operating Activities

Operating activities provided RM56.7 million ($12.0 million) in cash for the year ended June 30, 2024 compared to cash provided by operating activities of RM54.4 million ($11.7 million) for the year ended June 30, 2023. The increase in cash generated from operating activities was primarily due to improvement in collection of receivables and credit term from payables for the year ended June 30, 2024, when compared to the year ended June 30, 2023.

Operating activities provided RM54.4 million ($11.7 million) in cash for the year ended June 30, 2023 compared to cash provided by operating activities of RM29.9 million ($6.8 million) for the year ended June 30, 2022. The change in cash from operating activities was a result of improvement in collection of receivables and credit term from payables for the year ended June 30, 2023, when compared to the year ended June 30, 2022.

Investing Activities

The cash used in investing activities for the year ended June 30, 2024 was RM28.9 million ($6.1 million) compared to RM97.1 million ($20.8 million) for the year ended June 30, 2023. The decrease in cash used in investing activities for the year ended June 30, 2024, was mainly due to additional of purchase of property, plant and equipment for the year ended June 30, 2024.

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

Financing Activities

Cash flows used in financing activities for the year ended June 30, 2024 were RM49.5 million ($10.5 million) compared to cash flows generated from financing activities of RM44.9 million ($9.6 million) for the year ended June 30, 2023. The change in financing activities was mainly attributed to repayment to our former controlling shareholder ARB Berhad and its subsidiaries for the year ended June 30, 2024.

Cash flows provided by financing activities for the year ended June 30, 2023 were RM44.9 million ($9.6 million) compared to RM126.9 million ($28.8 million) for the year ended June 30, 2022. The reduced cash provided by financing activities during the year ended June 30, 2023, was mainly due to absence of capital contribution from our former controlling shareholder ARB Berhad as compared to the prior year ended June 30, 2022.

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

For the purpose of impairment testing, goodwill impairment is assessed at least annually and whenever there are indicator of impairment. Goodwill is allocated to the Company’s cash generating units (CGUs) which represent the lowest level within the Company at which the goodwill is monitored for internal management purposes.

The recoverable amounts of the CGUs have been determined based on value in use (“VIU”) calculations. The VIU is calculated using the pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. VIU was determined by discounting the future cash flow generated from the business operation of the CGUs.

The calculations of VIU for the CGUs are most sensitive to the following assumptions:

(i)	Revenue growth rates

The forecasted growth rates are determined based on past performance of the CGUs.

(ii)	Expenses growth rate

Expenses are projected at annual increase of approximately 3.0% per annum.

(iii)	Pre-tax discount rates

Pre-tax discount rate of 5.12% (2023: 5.08%) per annum has been applied in determining the recoverable amount of the CGUs.

(iv)	Profit margin

Profit margins are projected based on the historical profit margin achieved or predetermined profit margin for the CGUs.

With regards to the assessment of the value-in-use of the CGU relating to goodwill, no impairment loss was recognized for the intangible assets on consolidation for current financial year as its recoverable value was in excess of its carrying values.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Dato’ Sri Liew Kok Leong	51	Chairman of the Board and Chief Executive Officer
(Addy) Ng Kok Wah	46	Chief Financial Officer and Director
(Kevin) Khor Chin Meng	52	Independent Director
(Julia) Yuen Ya Ting	44	Independent Director
Noor Amalina Binti Ali	36	Independent Director

Dato’ Sri Liew Kok Leong. Dato’ Sri Liew has been our Chairman of the Board of Directors and Chief Executive Officer since our inception. He is primarily responsible for setting the business direction and overseeing the business development, finance and corporate strategy functions of us. He graduated in 1996 with a Bachelor of Science with Distinction in Electronic and Electrical Engineering from The Robert Gordon University. Subsequently in 1998, he obtained a Master of Science in Communication Systems from University of Wales Swansea. Dato’ Sri Liew is a businessman and entrepreneur, having a wide spectrum of business with more than twenty (20) years of experience in information technology, manufacturing, telecommunication, property development and venture capital investment through his investments in public and private limited corporations. Dato’ Sri Liew Kok Leong has redesignated positions from Executive Director to Non-Executive Director on December 7, 2023. Subsequently, Dato’ Sri Liew Kok Leong has resigned as Non-Executive Director of Ageson Berhad on March 22, 2024. Dato’ Sri Liew played an active role in product development and innovation, which had contributed significantly to our Company, and he was awarded in the Master Entrepreneur Category from the Asia Pacific Enterprise Award 2020. He has been a Professional Technologist (in electrical and electronics technology) registered and recognized by Malaysia Board of Technologist since September 2022 as well as a Graduate Engineer (in Electronic) registered with the Board of Engineer Malaysia since October 2022.

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

(Kevin) Khor Chin Meng. Mr. Khor earned his professional degree from the Association of Chartered Certified Accountants (ACCA) in 1998 and has been a fellow member of the ACCA since 2005. Mr. Khor has more than twenty (20) years of experience in finance and auditing, advising clients in various industries. He started his career with Singam & Yong as an auditor junior in 1996. In 2010, Mr. Khor founded his own firms—Weld Asia Advisory Sdn. Bhd. and Weld Asia Corporate Advisory Sdn. Bhd., focusing on providing tax and business advisory services to corporate clients. Since 2015, Mr. Khor has served as a director and overseen the operations of Portable Power Products (M) Sdn. Bhd., a company engaged in wholesale of agriculture machinery, equipment and supplies. In December 2020, Mr. Khor joined the board of Annum Berhad, a Malaysian public company in the construction sector, as an independent director. In January 2019, Mr. Khor was appointed as an independent director of ARB Berhad. Mr. Khor graduated from Segi College in 1998 as an ACCA holder.

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

Noor Amalina Binti Ali. Ms. Amalina graduated from the professional accounting papers with Association of Chartered Certified Accountants (ACCA) in 2021 and has been registered chartered accountant with Malaysian Institute of Accountants (MIA) from 2021 till present. Ms. Amalina has more than ten (10) years of experience in finance, accounting and auditing, advising clients in various industries. She started her career with JF & S Consultancy as an auditor in 2011. From 2012 to 2017, Ms. Amalina served as tax manager at Messrs Zailan & Associates to practice corporate taxation and served a wide range of clients in diverse industries. From 2017 to 2019, she worked as an accounts manager at PKF Malaysia and also further exposed herself in both accounting and taxation practices in this professional firm until May 2020. In 2022, Ms. Amalina founded her own professional firm, Amalina Ali & Co, which mainly provides accounting, payroll, taxation and company secretarial services. In August 2023, Ms. Amalina joined the board of Annum Berhad, a Malaysian public company in the construction sector, as an independent director.

No family relationships exist between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

6.B. Compensation of Board Members and Executives

For the fiscal year ended June 30, 2024, the aggregate cash compensation and benefits that we paid to our executive officers and directors during this period, was approximately $nil. None of our directors or executive officers received any equity awards, including options, restricted shares or other equity incentives in the year ended June 30, 2024. Our Malaysian subsidiaries are required by law to make monthly contributions based on the amount of wages received by the employee to the Malaysian Employees Provident Fund which provides retirement benefits. For the fiscal year ended June 30, 2024, our Malaysian subsidiaries contributed a total of approximately $nil for our executive officers, to the Employees Provident Fund.

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

Audit Committee

Our audit committee consists of three independent directors, namely (Kevin) Khor Chin Meng, (Julia) Yuen Ya Ting and Noor Amalina Binti Ali, and is chaired by (Kevin) Khor Chin Meng. Our board of directors has determined that each of the directors satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605(c)(2) of the Nasdaq Marketplace Rules. We have determined that (Kevin) Khor Chin Meng qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the consolidated financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of three independent directors, namely (Kevin) Khor Chin Meng, (Julia) Yuen Ya Ting and Noor Amalina Binti Ali, and is chaired by Noor Amalina Binti Ali. Our board of directors has determined that each of the directors satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605(d)(2) of the Nasdaq Marketplace Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of three directors, namely (Kevin) Khor Chin Meng, (Julia) Yuen Ya Ting and Noor Amalina Binti Ali, and is chaired by (Julia) Yuen Ya Ting. Our board of directors has determined that each of the directors satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605 of the Nasdaq Marketplace Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

6.D. Employees

As of June 30, 2024, 2023 and 2022 we had a total of 13, 53 and 41 full-time employees located in Malaysia to support our business operations, respectively. In year 2024, we have restructured our human resources by having outsource vendors to support our business operation to fulfill our customers’ requirements while maintaining our sustainable business.

The following table sets forth the number of our employees by function as of June 30, 2024:

Function	Number of Employees	Percentage
Management	1	8%
IoT Technical Team	4	31%
Finance	6	46%
HR and Admin Assistant	2	15%
Total	13	100%

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

6.E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this Annual Report by:

●	each person who is known by us to beneficially own 5% or more of each class of our voting securities;

●	each of our current directors and each member of our senior management; and

●	all of our directors and senior management as a group.

	Number(1)	Percent of Class(2)
Directors and Executive Officers:
Dato’ Sri Liew Kok Leong, CEO and Chairman(3)	3,893,335	14.73%
(Addy) Ng Kok Wah, CFO and Director	-	*
(Kevin) Khor Chin Meng, Director	-	*
(Julia) Yuen Ya Ting, Director	-	*
Noor Amalina Binti Ali, Director	-	*
All directors and executive officers as a group (5 persons)	3,893,335	14.73%

Other Principal Shareholders:
ARB IOT Limited(4)	7,503,858	28.38%
Ukay One Sdn. Bhd.(3)	1,625,611	6.15%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the ordinary shares. For each beneficial owner above, any options or other convertible securities exercisable or issuable within 60 days have been included in the denominator.

(2)	Based on 26,437,500 ordinary shares that are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of the date of this Annual Report.

(3)	Includes 2,267,724 ordinary shares that are held by Dato’ Sri Liew Kok Leong directly and 1,625,611 ordinary shares that are held by Ukay One Sdn. Bhd. (“Ukay One”). Ukay One is a company limited by shares under the laws of Malaysia. Dato’ Sri Liew Kok Leong and his wife, Datin Lim Lee Kian, are directors of Ukay One and each hold 50% equity interests of Ukay One.

(4)	Muhammad Ritzwan bin Roslan is the sole director of ARB Holdings Sdn Bhd, the sole shareholder of ARB IOT Limited, and is deemed to have voting and dispositive power over the securities held by ARB IOT Limited. The registered office of ARB IOT Limited is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

7.B. Related Party Transactions

Unless otherwise noted, the following is a description of related party transactions we have entered into since July 1, 2023, with any of the members of our board of directors, any executive officer, any holder of more than 5% of our ordinary shares at the time of such transaction, or any members of their immediate family, that had or will have a direct or indirect material interest, other than compensation arrangements, which are described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Prior to the completion of our initial public offering on April 10, 2023, we operated as an operating segment of ARB Berhad. As at June 30, 2024, ARB Berhad owned approximately 28.38% of our outstanding ordinary shares. For additional information, please see “Item 4A. History and Development of the Company.” Dato’ Sri Liew Kok Leong, our Chief Executive Officer and Chairman of the Board, was redesignated from Executive Director to Executive Chairman of ARB Berhad on October 11, 2023. Subsequently, Dato’ Sri Liew Kok Leong resigned from his position of Executive Chairman of ARB Berhad on December 28, 2023.

Ageson Berhad, a Malaysia publicly listed company, was a related party. Dato’ Sri Liew Kok Leong was redesignated from Executive Director to Non-Executive Director of Ageson Berhad on December 7, 2023. Subsequently, Dato’ Sri Liew Kok Leong resigned as Non-Executive Director of Ageson Berhad on March 22, 2024.

We do not currently expect to enter into any additional agreements or other transactions with ARB Berhad outside the ordinary course or with any of our directors, officers or other affiliates, other than those specified below. Any transactions with directors, officers or other affiliates will be subject to the requirements of Sarbanes-Oxley and SEC rules and regulations.

Historical Relationship with ARB Berhad

ARB Berhad provided administrative support services to us, and costs associated with these functions had been allocated to us. Such costs primarily related to human resources and had been primarily reflected within operating expenses in our consolidated statements of operations. These costs were allocated on the basis of gross profit contribution and assets. Management believes the basis on which the expenses had been allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received by, us during the periods presented. The amount of such expenses allocated to us was RM0.7 million ($0.2 million) for the years ended June 30, 2022, respectively recorded in general and administrative expenses. No such expenses allocated for the years ended June 30, 2023 and 2024.

Transactions with Related Parties

For the year ended June 30, 2024, the Company provided ARI data analysis models to related companies, ARB Analysis Sdn. Bhd. and ARB System Sdn. Bhd., which are indirect wholly-owned subsidiary of ARB Berhad. This generated income of RM17.0 million ($3.6 million) and RM8.0 million ($1.69 million), respectively.

For the year ended June 30, 2024, the Company subscribed for AI data analysis hardware from related companies, ARB Analysis Sdn. Bhd. and ARB System Sdn. Bhd., which are indirect wholly-owned subsidiary of ARB Berhad. These expenses incurred of RM4.17 million ($0.9 million) and RM7.83 million ($1.7 million), respectively.

For the year ended June 30, 2024, the Company purchased assets from a related party, Beyond Ocean Sdn. Bhd., a subsidiary of Ageson Berhad. The asset purchase amounted to RM30.0 million ($6.35 million).

For the year ended June 30, 2024, the Company engaged a related party, Ageson Mantap Sdn. Bhd., a subsidiary of Ageson Berhad, to provide certain renovation work. This incurred expenses of RM0.3 million ($0.1 million).

For the year ended June 30, 2024, the Company engaged a related party, VNH One Sdn. Bhd., a company with Dato’ Sri Liew Kok Leong as a director on its board, to lease space in an office building. This incurred expenses of RM0.1 million ($0.03 million).

On July 15, 2024, the Company entered into a Service Agreement (the “Contract”) with ARB IOT Limited, a Cayman Islands exempted company that directly holds approximately 28.38% of the Company’s issued and outstanding ordinary shares (“AIL”). AIL is an indirect wholly owned subsidiary of ARB Berhad. Pursuant to the Contract, the Company will provide platform as a service to AIL. The duration of the Contract is five (5) years, commencing from July 15, 2024. The subscription service fee payable to the Company is $7.0 million per year. The foregoing description of the Contract does not purport to be complete and is qualified in its entirety by reference to the full text of the Contract, a copy of which is filed herewith as an exhibit.

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

Inflation

To date, inflation in Malaysia has not materially impacted our results of operations. According to the Department of Statistics Malaysia Official Portal, the year-over-year percent changes in the consumer price index for 2021 was increase of 2.5%; for 2022, increase of 3.4%; and for 2023, increase of 2.5%. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Malaysia. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalent, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in Malaysia.

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

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of June 30, 2024. Based on that evaluation, our management, including our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) of the Exchange Act. Our internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the internal control system are met.

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2024. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring.

Based on this evaluation, Dato’ Sri Liew Kok Leong, our Chief Executive Officer, and (Addy) Ng Kok Wah, our Chief Financial Officer, concluded that the Company’s internal control over financial reporting as of June 30, 2024 was effective.

Attestation Report of Independent Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm because the Company is neither an “accelerated filer” nor a “large accelerated filer” as those terms are defined by the SEC.

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

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to the Company for fiscal years ended June 30, 2024 and 2023 by AOGB CPA Limited, the Company’s principal accounting firm and BF Borgers CPA PC (the predecessor auditor).

	For the year ended June 30,
	2024	2023
	USD	USD
Audit Fees	$220,000	$150,000
Audit-Related Fees	$75,000	$80,000
Tax Fees	$-	$-
All Other Fees	$-	$-
Total	$295,000	$230,000

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not asked for, nor have we been granted, an exemption from the applicable listing standards for our Audit Committee.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the period covered by this Annual Report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On May 3, 2024, the Audit Committee of the Board of Directors of the Company approved the dismissal of BF Borgers CPA PC (“BF Borgers”) as independent registered public accounting firm of the Company, effective immediately, following the SEC’s order issued on May 3, 2024 that prevented BF Borgers from appearing or practicing before the SEC. On June 20, 2024, the Audit Committee approved the engagement of AOGB CPA Limited as the Company’s independent registered public accounting firm. The disclosure required pursuant to this Item 16F was included in the Company’s Reports on Form 6-K furnished with the SEC on May 6, and June 24, 2024, which are hereby incorporated by reference into this Form 20-F.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted insider trading policies and procedures on May 21, 2024 governing the purchase, sale, and other dispositions of its securities by directors, officers, and employees. These policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and applicable U.S. federal, state and foreign securities laws. A copy of the ARB IOT Group Limited Insider Trading Policy is attached as Exhibit 11.2 to this annual report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We maintain a technology and cybersecurity program, which includes information security, as part of our overall risk management process with the aim that our information systems, including those of our suppliers and other third-parties, will be resilient, effective and capable of safeguarding against emerging risks and cybersecurity threats. We endeavor to assure our program is appropriately resourced and to attract and retain expert talent to execute it.

Currently, the program is based on the regulations on cybersecurity in Malaysia, aiming to comply with applicable laws and regulations. Please refer to “Item 4B. Business Overview—Regulations—Regulations on Cybersecurity” for more information on applicable regulations in Malaysia. We use such regulations as a guideline to help us identify, assess, and manage cybersecurity risks related to our business operations.

Under cybersecurity regulations in Malaysia, we have established preventive measures that are consistent with the national cybersecurity standards. We fulfill our security obligations to protect our networks from interference, damage, or unauthorized access, and to prevent the leakage, theft, or alteration of network data. As part of our supplier risk management program, we conduct security assessments prior to engagement of high-risk suppliers and other third-party providers and have a monitoring program to evaluate ongoing compliance with our cybersecurity standards.

A key element of our technology and cybersecurity program strategy is fostering training and awareness. Our training and awareness program includes annual cybersecurity awareness training and role-based phishing tests for our employees and for third parties with access to our systems.

Our technology and cybersecurity program focuses on the defense, rapid detection and rapid remediation of cybersecurity threats and incidents. Our approach aims to deliver the control capabilities specified in the Malaysian cybersecurity regulations. Additionally, our program incorporates comprehensive cybersecurity policies and crisis response and management procedures, aimed at rapidly addressing, responding to, and effectively communicating about cybersecurity threats and incident.

Our cybersecurity crisis management program sets forth the items, procedures and actions we expect to address and follow in the event of a cybersecurity incident, including detection, response, mitigation and remediation. When a potential threat or incident is identified, our cyber security incident response team will assign a risk level classification and initiate the escalation and other steps called for by our plan. All incidents that are initially assessed by the cybersecurity incident response team as potentially high-risk are escalated promptly to our Chief Executive Officer, who will determine whether and what elements of our cybersecurity crisis response and management plan should be activated, including escalation to other senior management. Our Chief Executive Officer will inform our board of directors of cybersecurity incidents, as appropriate, considering a variety of factors, including financial, operational, legal or reputational impact.

Our program’s maturity and operational readiness are regularly evaluated by independent experts using cybersecurity framework and penetration tests that are consistent with the national cybersecurity standards. Our program, and the results of these independent evaluations and testing, are regularly reviewed by our senior management and members of our board of directors.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Risk Governance

We are committed to appropriate cybersecurity governance and oversight.

Our board of directors has oversight of our strategic and business risk management, including cybersecurity risk management. Our board of directors is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which we are exposed and to implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. Management is responsible for identifying, assessing, and managing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures, maintaining cybersecurity policies and procedures, and providing regular reports to our board of directors.

For additional information on our cybersecurity risks, please see Item 3 “Key information-D. Risk Factors.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited financial statements are included as the “F” pages attached to this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with IFRS.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to Registration Statement on Form F-1/A filed on March 27, 2023)
1.2	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to Registration Statement on Form F-1/A filed on March 27, 2023)
2.1	Description of Securities Pursuant to Section 12 of the Exchange Act as of June 30, 2024 (incorporated by reference to Exhibit 2.1 to the Annual Report on Form 20-F filed on October 30, 2023)
2.2	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.1 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.2†	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.2 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.3	Tenancy Agreement between ARB Intelligence Sdn. Bhd. and VNH One Sdn. Bhd., dated March 3, 2021 (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.4	Management Services Agreement among ARB Berhad, ARBIOT Sdn. Bhd. and ARB Development Sdn. Bhd., dated September 15, 2020 (incorporated by reference to Exhibit 10.4 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.5	Service Agreement between ARBIOT Sdn Bhd and Baritech Sdn. Bhd., dated 27 March 2019, for project commissioning services (incorporated by reference to Exhibit 10.5 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.6	Service Agreement between ARBIOT Sdn Bhd and Baritech Sdn. Bhd., dated 30 April 2019, for project management and business application services (incorporated by reference to Exhibit 10.6 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.7	Service Agreement between ARBIOT Sdn Bhd and Baritech Sdn. Bhd., dated 25 May 2020, for project commissioning services (incorporated by reference to Exhibit 10.7 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.8	Service Agreement between Baritech Sdn Bhd and ARB Distribution Sdn. Bhd., dated 1 October 2020, for project management for upgrade system modules (incorporated by reference to Exhibit 10.8 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.9	Service Agreement between ARB Cloud Sdn Bhd and ARB Big Data Sdn. Bhd., dated 23 June 2021, for system development services (incorporated by reference to Exhibit 10.9 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.10	Service Agreement between ARB Big Data Sdn Bhd and ARB Axflix Sdn. Bhd., dated 23 June 2021, for system development services (incorporated by reference to Exhibit 10.10 to Registration Statement on Form F-1/A filed on March 27, 2023)

4.11	Service Agreement between ARB Axflix Sdn Bhd and ARB Agro Technology Sdn Bhd (formerly known as Digital Agrophonic Sdn. Bhd), dated 28 May 2021, for implementation of system development (incorporated by reference to Exhibit 10.11 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.12	Service Agreement between ARBIOT Sdn Bhd and ARB Axflix Sdn. Bhd dated 24 September 2021 for implementation of project commissioning (incorporated by reference to Exhibit 10.12 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.13	Service Agreement between ARB Big Data Sdn Bhd and ARB Axflix Sdn. Bhd dated 8 October 2021 for implementation of system development (incorporated by reference to Exhibit 10.13 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.14	Service Agreement between ARB Axflix Sdn Bhd and ARB WMS Technologies Sdn. Bhd (formerly known as Bluewave WMS Technologies Sdn Bhd) dated 7 July 2021 for implementation of system development (incorporated by reference to Exhibit 10.14 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.15	Service Agreement between ARB Innovation Sdn Bhd (formerly known as Aberys Innovation Sdn Bhd) and ARB Axflix Sdn. Bhd dated 20 July 2021 for implementation of system development (incorporated by reference to Exhibit 10.15 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.16	Service Agreement between ARB Axflix Sdn Bhd and ARB Intelligence Sdn. Bhd dated 22 September 2021 for implementation of system development (incorporated by reference to Exhibit 10.16 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.17	Service Agreement between ARB System Sdn Bhd and ARB Distribution Sdn. Bhd dated 2 July 2021 system development services (incorporated by reference to Exhibit 10.17 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.18	Supply Agreement between ARB Innovation Sdn Bhd (formerly known as Aberys Innovation Sdn Bhd) dated 5 August 2021 and Ageson Industrial Sdn. Bhd.(formerly known as AB5 Sdn Bhd), dated 5 August 2021 to procure and supply IBS system (incorporated by reference to Exhibit 10.18 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.19	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.20	Service Agreement by and between the registrant and ARB IOT Limited, dated July 15, 2024 (incorporated by reference to Exhibit 99.1 to Form 6-K filed on July 15, 2024)
8.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F filed on October 30, 2023)
11.1	Code of Ethics and Business Conduct of the Registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1/A filed on March 27, 2023)
11.2*	Insider Trading Policy of the registrant
12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Clawback Policy of the registrant
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.
†	Executive Compensation Plan or Agreement

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARB IOT GROUP LIMITED

Date: October 30, 2024	By:	/s/ Dato’ Sri Liew Kok Leong
	Name:	Dato’ Sri Liew Kok Leong
	Title:	Chief Executive Officer (Principal Executive Officer)

To:	The Board of Directors and Shareholders of
ARB IOT Group Limited

Report of Independent Registered Public Accounting Firm

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of ARB IOT Group Limited and its subsidiaries (collectively the “Group”) as of June 30, 2024 and 2023, and the related consolidated statements of operations and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the relevant period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ AOGB CPA Limited

AOGB CPA Limited

Hong Kong, Hong Kong

October 30, 2024

We have served as the Group’s auditor since 2024.

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT JUNE 30, 2024

	Note	As of June 30, 2024	As of June 30, 2023	As of June 30, 2024
		RM	RM	USD
Assets
Current assets
Cash and bank balances	4	33,361,224	56,183,612	7,065,062
Trade receivables	5	27,846,000	67,461,692	5,897,077
Other receivables, deposits and prepayments	6	9,473,193	5,470,576	2,006,182
Amount due from related companies	7	-	38,070,000	-
Current tax asset		38,559	20,849	8,166
Total current assets		70,718,976	167,206,729	14,976,487

Non-current assets
Property, plant and equipment	8	113,296,534	111,606,553	23,993,336
Right -of-use asset	9	134,954	259,526	28,580
Intangible asset	10	88,759,218	116,630,856	18,796,954
Total non-current assets		202,190,706	228,496,935	42,818,870

Total assets		272,909,682	395,703,664	57,795,357

Liabilities

Current liabilities
Trade payables	11	300,000	7,202,712	63,532
Other payables and accruals	12	1,130,017	1,689,557	239,308
Amount due to related companies	7	-	27,800,000	-
Amount due to holding company	7	-	21,500,000	-
Current tax liability		26,674	64,393	5,649
Lease liabilities	9	127,945	121,693	27,095
Total current liabilities		1,584,636	58,378,355	335,584

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT JUNE 30, 2024 (CONT’D)

	Note	As of June 30, 2024	As of June 30, 2023	As of June 30, 2024
		RM	RM	USD
Non-current liabilities
Deferred tax liabilities	13	7,237,031	18,348,653	1,532,620
Lease liabilities	9	10,954	138,899	2,320
Total non-current liabilities		7,247,985	18,487,552	1,534,940

Total liabilities		8,832,621	76,865,907	1,870,524

Net assets		264,077,061	318,837,757	55,924,833

EQUITY

Share capital	14	23,308,795	23,308,795	4,936,212
Reserves		240,767,866	295,434,804	50,988,536
Equity attributable to owners of the Company		264,076,661	318,743,599	55,924,748
Non-controlling interests	15	400	94,158	85
TOTAL EQUITY		264,077,061	318,837,757	55,924,833

The accompanying notes are an integral part of these consolidated financial statements.

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED JUNE 30, 2024

		For the year ended
	Note	June 30, 2024	June 30, 2023	June 30, 2022	June 30, 2024
		RM	RM	RM	USD
Revenue	16	58,186,647	242,132,250	443,024,003	12,322,458
Cost of sale		(78,522,495)	(192,212,350)	(344,856,637)	(16,629,076)
Gross (loss)/profit		(20,335,848)	49,919,900	98,167,366	(4,306,618)
Other income		1,608,048	787,233	323,897	340,544
Administrative expenses		(46,419,993)	(28,758,170)	(10,192,782)	(9,830,579)
Other operating expenses		(351,377)	(51,724)	-	(74,413)
Finance costs		(10,307)	(4,235)	(6,085)	(2,183)
(Loss)/Profit before tax	17	(65,509,477)	21,893,004	88,292,396	(13,873,249)
Tax expense	18	10,820,643	5,644,221	(14,909,374)	2,291,538
(Loss)/Profit for the financial year		(54,688,834)	27,537,225	73,383,022	(11,581,711)

Other comprehensive (loss)/income for the financial year, net of tax
Items that may be reclassified subsequently to profit or loss:
(Loss)/Gain on foreign currency translation		278,449	1,100,195	(6)	58,968
Total comprehensive (loss)/income for the financial year		(54,410,385)	28,637,420	73,383,016	(11,522,743)
(Loss)/Profit for the financial year attributable to:
Owners of the Company		(54,999,680)	25,834,757	73,582,501	(11,647,540)
Non-controlling interests	15	310,846	1,702,468	(199,479)	65,829
		(54,688,834)	27,537,225	73,383,022	(11,581,711)
Total comprehensive (loss)/income attributable to:
Owners of the Company		(54,721,231)	26,934,952	73,582,495	(11,588,572)
Non-controlling interests		310,846	1,702,468	(199,479)	65,829
		(54,410,385)	28,637,420	73,383,016	(11,522,743)

Weighted average shares outstanding:
Basic	19	26,437,500	21,999,658	10,000,000	26,437,500
Diluted	19	26,437,500	21,999,658	10,000,000	26,437,500

(Loss)/Earnings per share attributable to Owners of the Company:
Basic	19	(2.08)	1.17	7.36	(0.44)
Diluted	19	(2.08)	1.17	7.36	(0.44)

The accompanying notes are an integral part of these consolidated financial statements.

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED JUNE 30, 2024

					Total
			Exchange		attributable	Non-
	Share	Capital	translation	Retained	to owners	controlling	Total
	capital	contribution	reserve	earnings	the Company	interests	equity
	RM	RM	RM	RM	RM	RM	RM
Balance at June 30, 2021	4	55,136,000	-	25,121,921	80,257,925	3,719,462	83,977,387
Profit for the financial year	-	-	-	73,582,501	73,582,501	(199,479)	73,383,022
Loss on foreign currency translations	-	-	(6)	-	(6)	-	(6)
Total and other comprehensive income/(loss)	-	-	(6)	73,582,501	73,582,495	(199,479)	73,383,016
Transaction with Owners
Capital contribution	-	137,039,283	-	-	137,039,283	-	137,039,283
Acquisition of subsidiaries	-	-	-	-	-	139,960	139,960
Effects of accretion of interests in subsidiaries	-	-	-	3,582,228	3,582,228	(3,631,729)	(49,501)
Effects of dilution of interests in a subsidiary	-	-	-	(313,728)	(313,728)	313,728	-
Issuance of shares	4,412	-	-	-	4,412	-	4,412
Merger reserve from common control	-	-	-	(10)	(10)	-	(10)
Irredeemable convertible preference shares contributed by non-controlling interest of subsidiaries	-	-	-	-	-	400	400
Ordinary shares contributed by non-controlling interests of subsidiaries	-	-	-	-	-	1	1
Total transactions with Owners	4,412	137,039,283	-	3,268,490	140,312,185	(3,177,640)	137,134,545
Balance at June 30, 2022	4,416	192,175,283	(6)	101,972,912	294,152,605	342,343	294,494,948

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED JUNE 30, 2024 (CONT’D)

					Total
			Exchange		attributable	Non-
	Share	Capital	translation	Retained	to owners	controlling	Total
	capital	contribution	reserve	earnings	the Company	interests	equity
	RM	RM	RM	RM	RM	RM	RM
Balance at June 30, 2022	4,416	192,175,283	(6)	101,972,912	294,152,605	342,343	294,494,948
Profit for the financial year	-	-	-	25,834,757	25,834,757	1,702,468	27,537,225
Gain on foreign currency translations	-	-	1,100,195	-	1,100,195	-	1,100,195
Total and other comprehensive income	-	-	1,100,195	25,834,757	26,934,952	1,702,468	28,637,420
Transaction with Owners
Reclassification of capital contribution to liabilities	-	(27,600,000)	-	-	(27,600,000)	-	(27,600,000)
Effect of accretion of interest in subsidiaries	-	-	-	1,951,653	1,951,653	(1,951,653)	-
Issuance of shares	23,304,379	-	-	-	23,304,379	-	23,304,379
Merger reserve from common control	-	-	-	10	10	-	10
Non-convertible redeemable preference shares contributed by non-controlling interest of a subsidiary	-	-	-	-	-	1,000	1,000
Total transaction with Owners	23,304,379	(27,600,000)	-	1,951,663	(2,343,958)	(1,950,653)	(4,294,611)
Balance at June 30, 2023	23,308,795	164,575,283	1,100,189	129,759,332	318,743,599	94,158	318,837,757

The accompanying notes are an integral part of these consolidated financial statements.

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED JUNE 30, 2024 (CONT’D)

					Total
			Exchange		attributable	Non-
	Share	Capital	translation	Retained	to owners of	controlling	Total
	capital	contribution	reserve	earnings	the Company	interests	equity
	RM	RM	RM	RM	RM	RM	RM
Balance at June 30, 2023	23,308,795	164,575,283	1,100,189	129,759,332	318,743,599	94,158	318,837,757
Loss for the financial year	-	-	-	(54,999,680)	(54,999,680)	310,846	(54,688,834)
Gain on foreign currency translations	-	-	278,449	-	278,449	-	278,449
Total and other comprehensive income/(loss)	-	-	278,449	(54,999,680)	(54,721,231)	310,846	(54,410,385)
Transaction with Owners
Acquisition of equity interest in subsidiaries	-	-	-	-	-	(49,000)	(49,000)
Effect of accretion of interest in subsidiaries	-	-	-	54,293	54,293	(54,293)	-
Disposal of subsidiaries	-	-	-	-	-	(300,311)	(300,311)
Redemption of non-convertible redeemable preference shares by non-controlling interest of a subsidiary	-	-	-	-	-	(1,000)	(1,000)
Total transaction with Owners	-	-	-	54,293	54,293	(404,604)	(350,311)
Balance at June 30, 2024	23,308,795	164,575,283	1,378,638	74,813,945	264,076,661	400	264,077,061

The accompanying notes are an integral part of these consolidated financial statements.

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2024

	For the year ended
	June 30, 2024	June 30, 2023	June 30, 2022	June 30, 2024
	RM	RM	RM	USD
CASH FLOWS FROM OPERATING ACTIVITIES
(Loss)/Profit before tax	(65,509,477)	21,893,004	88,292,396	(13,873,249)
Adjustments for:
Depreciation of property, plant and equipment	28,310,019	15,859,909	933,859	5,995,345
Amortisation of intangible asset	27,871,638	22,423,148	15,423,146	5,902,507
Depreciation of right-of-use asset	124,572	126,945	116,801	26,381
(Loss)/Gain on disposal of subsidiaries	305,818	(6,178)	-	64,765
Interest expense of lease liabilities	10,307	4,235	6,085	2,183
Interest income	(1,607,963)	(776,511)	(229,225)	(340,526)
Negative goodwill	-	-	(94,672)	-
Property, plant and equipment written off	-	479	-	-
Unrealised exchange loss	2,198	185	-	466
Operating (loss)/profit before changes in working capital	(10,492,888)	59,525,216	104,448,390	(2,222,128)

Changes in working capital:
Trade receivables	76,237,409	(4,376,467)	(70,310,311)	16,145,152
Other receivables, deposit and prepayments	(4,209,815)	(445,727)	3,718,907	(891,532)
Trade payables	(6,184,641)	6,363,217	(1,671,276)	(1,309,750)
Other payables and accruals	(108,790)	(7,273,785)	(6,501,989)	(23,039)
Cash generated from operations	55,241,275	53,792,454	29,683,721	11,698,703

Interest received	1,607,963	776,511	229,225	340,526
Income tax paid	(154,572)	(143,898)	(12,832)	(32,734)
Net cash generated from operating activities	56,694,666	54,425,067	29,900,114	12,006,495

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of additional equity interest of subsidiaries	-	-	(49,501)	-
Acquisition of intangible assets	-	-	(78,000,000)	-
Acquisition of subsidiaries, net of cash acquired	(49,000)	1,295	(7,948,901)	(10,377)
Proceed from redemption of other investment	-	-	5,400,000	-
Acquisition of property, plant and equipment	(30,000,000)	(72,383,744)	(56,017,056)	(6,353,240)
(Withdrawal)/Placement of deposit pledged with licensed bank	1,355,845	(24,729,745)	-	287,134
Proceed from disposal of subsidiaries, net of cash proceeds	(213,503)	(2,949)	-	(45,215)
Proceed from redemption of non-convertible redeemable of preference shares by non-controlling interest of a subsidiary	(1,000)	-	-	(212)
Proceed from disposal of other investments	-	10	-
Net cash used in investing activities	(28,907,658)	(97,115,133)	(136,615,458)	(6,121,910)

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2024 (CONT’D)

	For the year ended
	June 30, 2024	June 30, 2023	June 30, 2022	June 30, 2024
	RM	RM	RM	USD
CASH FLOWS FROM FINANCING ACTIVITIES
Advance from/ (Repayment to) related companies	(27,900,000)	27,800,000	(10,142,597)	(5,908,513)
Non-convertible redeemable preference shares contributed by non-controlling interests of subsidiaries	-	1,000	-	-
Proceeds from issuance of ICPS	-	-	401	-
Payment of lease liabilities	(132,000)	(132,000)	(121,000)	(27,954)
Repayment to holding company	(21,500,000)	(6,100,000)	-	(4,553,156)
Merger reserve from common control	-	-	(10)	-
Proceeds from capital contribution	-	-	137,039,283	-
Issuance of share capital	-	23,304,379	4,412	-
Net cash (used in)/from financing activities	(49,532,000)	44,873,379	126,780,489	(10,489,623)

Net (decrease)/increase in cash and cash equivalents	(21,744,992)	2,183,313	20,065,145	(4,605,038)
Effect of exchange rate changes	278,449	1,099,409	(6)	58,968
Cash and cash equivalents at beginning of the year	31,453,867	28,171,145	8,106,006	6,661,132
Cash and cash equivalents at end of the year	9,987,324	31,453,867	28,171,145	2,115,062

Cash and cash equivalents comprised:
Deposit with licensed bank	23,373,900	24,729,745	-	4,950,000
Cash and bank balances	9,987,324	31,453,867	28,171,145	2,115,062
	33,361,224	56,183,612	28,171,145	7,065,062

The accompanying notes are an integral part of these consolidated financial statements.

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

1. GENERAL INFORMATION

ARB IOT Group Limited (the “Company”) was incorporated and registered as an exempted company with limited liability in the Cayman Islands under the Companies Act of the Cayman Islands on March 1, 2022. The Company through its subsidiaries (collectively, the “Group”), is engaged in provision of hardware and software of Internet of Things solutions to meet customers demand in four business lines, which are IoT Smart Home and Buildings, IoT Smart Agriculture, IoT System Development and IoT Gadget Distribution. The Company is principally engaged in investment holding activities. The principal activities of the subsidiaries are described in Note 2 Principles of consolidation to the consolidated financial statements. The principal place of business of the Company is located at 22.08, Level 22, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange, 55188 Kuala Lumpur.

The Company’s former controlling shareholder was ARB Berhad, a company incorporated in October 1997 in Malaysia and becoming listed on the Main Market of Bursa Malaysia Securities Berhad in February 2004.

On February 5, 2024, ARB Berhad announced that the distribution-in-specie (the “Distribution-In-Specie”) of 17,496,142 ordinary shares in ARB IOT Group Limited (the “Distributable Shares”), representing approximately 66.18% equity interest held by ARB Berhad in the Company has been distributed to the Entitled Shareholders (as defined below), on the basis of 14 Distributable Shares for every 1,000 ordinary shares in ARB Berhad (“ARB Berhad Shares”) held by the Entitled Shareholders of ARB Berhad whose name appear in the record of depositors of ARB Berhad Shares as of January 22, 2024 (“Entitled Shareholders”).

Subsequent to the completion of Distribution-In-Specie, the Group had ceased to be subsidiaries of ARB Berhad under Malaysia law because ARB Berhad holds 7,503,858 ordinary shares in the Company, or approximately 28.38% of the Company following the Distribution-In-Specie.

The consolidated financial statements are presented in Ringgit Malaysia (“RM”). The functional currency of the Company is U.S. dollars (“USD”) and the functional currency of the subsidiaries is RM.

The conversion from Ringgit Malaysia into USD was made at the exchange rate as of June 30, 2024 on which USD 1.00 equaled RM 4.7220. The use of USD is solely for the convenience of the reader.

2. SIGNIFICANT ACCOUNTING POLICIES

This summary provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not been disclosed in the other notes below. The policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements are for the Group consisting of ARB IOT Group Limited and its subsidiaries.

Basis for preparation

The consolidated statements of operations and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the years ended June 30, 2024, 2023 and 2022 include the results, changes in equity and cash flows of the companies comprising the Group as if the Company had always been the holding company of the Group and the current group structure had been in existence throughout years ended June 30, 2024, 2023 and 2022, or since their respective dates of incorporation, where this is a shorter period.

The consolidated financial statements of ARB IOT Group Limited and its subsidiaries have been prepared on a going concern basis and in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Basis for preparation (Cont’d)

Historical cost convention

The consolidated financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of financial assets and liabilities at fair value through profit or loss and other comprehensive income.

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

Upon loss of control of a subsidiary, the Group’s profit or loss is calculated as the difference between the fair value of the consideration received and of any investment retained in the former subsidiary and the previous carrying amount of the assets (including any goodwill) and liabilities of the subsidiary and any non-controlling interests.

The principal place of business of the subsidiaries are in Malaysia and/or incorporated in Malaysia unless indicated otherwise. The details of the subsidiaries are as follows:

	Ownership Interest in equity
Name of company	June 30, 2024%	June 30, 2023%	Principal activities

ARB IOT (M) Sdn. Bhd.	100	100	Investment holding

ARB IOT Group Sdn. Bhd.	100	100	Investment holding

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Principles of consolidation (Cont’d)

The principal place of business of the subsidiaries are in Malaysia and/or incorporated in Malaysia unless indicated otherwise. The details of the subsidiaries are as follows: (Cont’d)

	Ownership Interest in equity
Name of company	June 30, 2024%	June 30, 2023%	Principal activities

Subsidiaries of ARB IOT Group Sdn. Bhd.
ARB AI Agro Sdn. Bhd.	100	100	Investment holding

Subsidiary of ARB AI Agro Sdn. Bhd.
ARB Agro Technology Sdn. Bhd.	100	100	Business in digital agricultural technology

ARB AI Sdn. Bhd.	100	100	Investment holding

Subsidiary of ARB AI Sdn. Bhd.
ARBIOT Sdn. Bhd.	100	100	IoT, internet and multimedia development and consultancy services, and project management

ARB Lab Sdn. Bhd.	100	100	Investment holding

Subsidiaries of ARB Lab Sdn. Bhd.
ARB R&D Sdn. Bhd.	100	100	Development of IT and IoT for software and hardware

Subsidiary of ARB R&D Sdn. Bhd.
ARB Innovation Sdn. Bhd.	100	100	Provision of IT software and hardware solution

ARB R1 Technology Sdn. Bhd	100	100	Dormant

ARB Midware Sdn. Bhd.	-	100	Investment holding

Subsidiary of ARB Midware Sdn. Bhd.
ARB Distribution Sdn. Bhd.	-	51	Distribution of IoT related products

ARB Robotic Sdn. Bhd.	100	100	Investment holding

Subsidiary of ARB Robotic Sdn. Bhd.
ARB Intelligence Sdn. Bhd.	100	100	IoT cloud business platform

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Principles of consolidation (Cont’d)

The principal place of business of the subsidiaries are in Malaysia and/or incorporated in Malaysia unless indicated otherwise. The details of the subsidiaries are as follows: (Cont’d)

	Ownership Interest in equity
Name of company	June 30, 2024%	June 30, 2023%	Principal activities

ARB Techsymbol Sdn. Bhd.	100	100	Investment holding

Subsidiaries of ARB Techsymbol Sdn. Bhd.
ARB Logistic Technologies Sdn. Bhd.	100	100	Dormant

ARB WMS Technologies Sdn. Bhd.	100	51	Business in provision of warehouse management system solution and equipment

ARB Information Sdn. Bhd.	100	100	Investment holding

Subsidiary of ARB Information Sdn. Bhd.
ARB AI Technology Sdn. Bhd.	100	100	Provision of IT software and hardware solution

ARB 5G Sdn. Bhd.	100	100	Investment holding

Subsidiary of ARB 5G Sdn. Bhd.
ARB Big Data Sdn. Bhd.	100	100	Software development and data analysis

During the financial year, the Group completed the following subscriptions, acquisitions and disposals of companies:

(1)	On October 6, 2023, ARB IOT Group Sdn. Bhd., an indirect subsidiary of the Company, disposed 100% equity interest in ARB Midware Sdn. Bhd. for a total cash consideration of RM1. Consequently, ARB Midware Sdn. Bhd. and its 51% owned subsidiary, namely ARB Distribution Sdn. Bhd. were disposed off from the Group.

(2)	On May 31, 2024, ARB Techsymbol Sdn. Bhd. had acquired additional 49,000 ordinary shares of ARB WMS Technologies Sdn. Bhd. representing 49% of controlling equity interest for a total cash consideration of RM49,000. Consequently, ARB Techsymbol Sdn. Bhd. and its wholly-owned subsidiary, namely ARB WMS Technologies Sdn. Bhd. became wholly-owned subsidiaries of the ARB IOT Group Sdn. Bhd.

In the previous financial year, the Group completed the following subscriptions, acquisitions, disposals and incorporations of companies:

(1)	On April 17, 2023, ARB IOT Group Sdn. Bhd., an indirect subsidiary of the Company, acquired 1 ordinary share representing 100% equity interest of ARB Synergy Sdn. Bhd. for a total cash consideration of RM 1. Consequently, ARB Synergy Sdn. Bhd. and its wholly-owned subsidiary, namely ARB Databook Pte. Ltd. became wholly-owned subsidiaries of the ARB IOT Group Sdn. Bhd.

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Principles of consolidation (Cont’d)

In the previous financial year, the Group completed the following subscriptions, acquisitions, disposals and incorporations of companies: (Cont’)

On June 27, 2023, ARB IOT Group Sdn. Bhd. disposed 100% equity interest in ARB Synergy Sdn. Bhd. for consideration of RM 1. Consequently, ARB Synergy Sdn. Bhd. and its subsidiary, ARB Databook Pte. Ltd. were disposed off from the Group.

(2)	On May 26, 2023, ARB IOT Group Sdn. Bhd. acquired 10 ordinary shares representing 10% of equity interest of ARB Robotic Sdn. Bhd. from ARB Distribution Sdn. Bhd., an 51% owned subsidiary of the Company, for a total consideration of RM 1. Consequently, ARB Robotic Sdn. Bhd. and its wholly-owned subsidiary, namely ARB Intelligent Sdn. Bhd. became wholly-owned subsidiaries of the Company.

In financial year ended June 30, 2022, the Group completed the following subscriptions, acquisitions, disposals and incorporations of companies:

(1)	On July 12, 2021, ARB Techsymbol Sdn. Bhd. acquired 49,000 ordinary shares representing 49% of the equity interest of ARB Logistic Technologies Sdn. Bhd. for a total cash consideration of RM 49,000. Consequently, ARB Logistic Technologies Sdn. Bhd. became a wholly-owned subsidiary of ARB Techsymbol Sdn. Bhd.

(2)	On August 12, 2021, ARB Techsymbol Sdn. Bhd. had acquired 51,000 ordinary shares representing 51% of equity interest of ARB WMS Technologies Sdn. Bhd. Bhd., for a total cash consideration of RM 51,000.

(3)	On September 23, 2021, ARB R&D Sdn. Bhd., had acquired one (1) ordinary share representing 100% of equity interest of ARB Innovation Sdn. Bhd., for a total cash consideration of RM 8,000,001.

(4)	On October 12, 2021, ARB AI Agro Sdn. Bhd. acquired 100 ordinary shares representing 10% of the equity interest of ARB Agro Technology Sdn. Bhd. for a total cash consideration of RM 100. Consequently, ARB Agro Technology Sdn. Bhd. became a wholly-owned subsidiary of ARB AI Agro Sdn. Bhd.

(5)	On December 31, 2021, ARB AI Sdn. Bhd. acquired 1,000,000 ordinary shares representing 1% equity interest of ARBIOT Sdn. Bhd. for a total cash consideration of RM 1. Consequently, ARB Agro Technology Sdn. Bhd. became a wholly-owned subsidiary of ARB AI Sdn. Bhd.

(6)	On March 14, 2022, ARB IOT Group Sdn. Bhd. incorporated a wholly-owned subsidiary, ARB Information Sdn. Bhd., with an issued and paid up capital of RM 1 comprising one (1) ordinary share.

(7)	On March 16, 2022, ARB Information Sdn. Bhd. incorporated a wholly-owned subsidiary, ARB AI Technology Sdn. Bhd., with an issued and paid up capital of RM 1 comprising one (1) ordinary share.

(8)	On May 10, 2022, ARB R&D Sdn. Bhd. had acquired one (1) ordinary share representing 100% of equity interest of ARB R1 Technology Sdn. Bhd., for a total cash consideration of RM 1.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

2. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Segmental Information

An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by the Chief Operating Decision Maker (CODM). The CODM is comprised of the Management Board of the Group. The Group operates as two segments dedicated to the provision of hardware and software of Internet of Things solutions and investment holding and others. The CODM makes decisions about allocating resources and assessing performance based on the Group as a whole. Accordingly, the Group has determined it operates in two operating and reportable segments.

Foreign currency translation

The consolidated financial statements are presented in Ringgit Malaysia, which is the Company’s presentation currency. The use of USD is solely for the convenience of the reader. The functional currency of the Company is USD. All the functional currency of subsidiaries of ARB IOT Group Limited are Ringgit Malaysia.

Foreign currency transactions

Foreign currency transactions are translated into Ringgit Malaysia using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss. Non-monetary items are converted at the rate of exchange used to convert the related consolidated statements of financial position items, i.e., at the time of the transaction.

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

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

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

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted by the end of the reporting period, and any adjustment to tax payable in respect of previous financial year.

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

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

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

Trade payables

Trade payables are liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. All trade payables were current for the years ended June 30, 2024, 2023 and 2022.

Share capital and reserves

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds of the issue.

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

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

This note provides an overview of the areas that involved a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong. Detailed information about each of these estimates and judgments is included in other notes together with information about the basis of calculation for each affected line item in the consolidated financial statements.

Significant estimates and judgments

Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances.

There are no significant areas of estimation uncertainty and critical judgements in applying accounting policies that have significant effect on the amounts recognised in the consolidated financial statements other than disclosed in the Note 10 - intangible asset.

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

4. CASH AND BANK BALANCES

	June 30, 2024	June 30, 2023	June 30, 2022
	RM	RM	RM

Cash and bank balances	9,987,324	31,453,867	28,171,145
Deposits with license banks	23,373,900	24,729,745	-
	33,361,224	56,183,612	28,171,145

(a)	Cash and bank balances are classified as financial assets measured at amortised cost.

(b)	Included in foreign currency deposit with a licensed bank of the Group is an amount of RM 23,373,900 (30.6.2023: RM 24,729,745) pledged to a licensed bank as securities for bank facilities granted to a subsidiary.

5. TRADE RECEIVABLES

	June 30, 2024	June 30, 2023	June 30, 2022
	RM	RM	RM
Current
Trade receivables
- Third parties	27,940,000	2,834,692	59,155,225
- Related parties	-	35,522,000	42,000,000
- Related companies	-	29,105,000	-

Less: Impairment losses
- Individual assessment	(94,000)	-	-
Total current	27,846,000	67,461,692	101,155,225

(a)	Trade receivables are classified as financial assets measured at amortised cost.

(b)	Trade receivables are non-interest bearing and the normal credit terms of trade receivables granted by the Group ranged from 30 to 210 days (2023 and 2022: 30 to 210 days). Other credit terms are assessed and approved on a case-by-case basis. They are recognised at their original invoices amounts, which represent their fair values on initial recognition.

(c)	Impairment for trade receivables that do not contain a significant financing component are recognised based on the simplified approach using the lifetime expected credit losses.

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

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

5. TRADE RECEIVABLES (CONT’D)

(d)	For trade receivables, which are reported net, such impairments are recorded in a separate impairment account with the loss being recognised within administrative expenses in the statements of profit or loss and other comprehensive income. On confirmation that the trade receivable would not be collectable, the gross carrying value of the asset would be written off against the associated impairment.

Management exercised significant judgments in determining the probability of default by trade receivables and appropriate forward-looking information.

(e)	Lifetime expected loss provision for trade receivables of the Group are as follows:

	Gross carrying amount	Total impairment	Net carrying amount
	RM	RM	RM
June 30, 2024

Current	27,000,000	-	27,000,000

Past due:
1 to 30 days	470,000	(23,500)	446,500
More than 210 days	470,000	(70,500)	399,500
	27,940,000	(94,000)	27,846,000

June 30, 2023

Current	66,564,259	-	66,564,259

Past due:
1 to 30 days	814,786	-	814,786
31 to 120 days	82,647	-	82,647
	67,461,692	-	67,461,692

June 30, 2022

Current	101,111,250	-	101,111,250

Past due:
1 to 30 days	37,177	-	37,177
31 to 120 days	5,118	-	5,118
121 to 210 days	1,178	-	1,178
More than 210 days	502	-	502
	101,155,225	-	101,155,225

(f)	The Group does not have significant exposure to single customers or to industry groups and does not anticipate the carrying amounts recorded at the end of the reporting period to be significantly different from the values that would eventually be received.

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

6. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	June 30, 2024	June 30, 2023	June 30, 2022
	RM	RM	RM

Other receivables	246,088	305,138	-
Deposits	9,034,225	5,023,150	5,022,000
Prepayments	192,880	193,135	8,699
	9,473,193	5,521,423	5,030,699
Less : Impairment
Other receivables	-	(50,847)	-
	9,473,193	5,470,576	5,030,699

(a)	Other receivables and deposits are classified as financial assets measured at amortised cost.

(b)	Impairment for other receivables are recognised based on the general approach within IFRS 9 using the forward looking expected credit loss model. The methodology used to determine the amount of the impairment is based on whether there has been a significant increase in credit risk since initial recognition of the financial asset. For those in which the credit risk has not increased significantly since initial recognition of the financial asset, twelve month expected credit losses along with gross interest income are recognised. For those in which credit risk has increased significantly, lifetime expected credit losses along with the gross interest income are recognised. For those that are determined to be credit impaired, lifetime expected credit losses along with interest income on a net basis are recognised.

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

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

7. AMOUNT DUE FROM/(TO) RELATED COMPANIES/HOLDING COMPANY

	June 30, 2024	June 30, 2023	June 30, 2022
	RM	RM	RM

Amount due from related companies
- non-trade	-	38,070,000	-

Amount due to related companies
- non-trade	-	(27,800,000)	-

Amount due to holding company
- non-trade	-	(21,500,000)	-

(a)	Amount due from/(to) related companies and holding company are classified as financial liabilities measured at amortised cost.

(b)	The amount due from/(to) related companies and holding company are unsecured, interest free, repayable upon demand and payable with next twelve (12) month.

(c)	The maturity profile of the amount due from/(to) related companies and holding company are at the end of the reporting period based on contractual undiscounted repayment obligations is repayable on demand or within one (1) year.

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

8. PROPERTY, PLANT AND EQUIPMENT

Computer system and equipment

	June 30, 2024	June 30, 2023	June 30, 2022
	RM	RM	RM

Cost

As at July 1	128,400,231	56,017,056	-
Additions	30,000,000	72,383,744	56,017,056
Written off	-	(569)	-
As at June 30	158,400,231	128,400,231	56,017,056

Accumulated depreciation

As at July 1	(16,793,678)	(933,859)	-
Additions	(28,310,019)	(15,859,909)	(933,859)
Written off	-	90	-
As at June 30	(45,103,697)	(16,793,678)	(933,859)

Net carrying amount	113,296,534	111,606,553	55,083,197

(a)	All items of property, plant and equipment are initially measured at cost. After initial recognition, property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

(b)	Depreciation is calculated to write down the cost of the assets to their residual values on a straight line basis over their estimated useful lives. The estimated useful lives represent common life expectancies applied in the various business segments of the Group. The principal annual rates used are as follows:

Computer system and equipment	10% - 20%

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

9. RIGHT-OF-USE ASSET/LEASE LIABILITY

Office space

	June 30, 2024	June 30, 2023	June 30, 2022
	RM	RM	RM

Right-of-use asset
Cost

As at July 1	503,272	222,984	-
Additions	-	280,288	222,984
As at June 30	503,272	503,272	222,984

Accumulated depreciation

As at July 1	(243,746)	(116,801)	-
Charge for the year	(124,572)	(126,945)	(116,801)
As at June 30	(368,318)	(243,746)	(116,801)

Net carrying amount	134,954	259,526	106,183

	June 30, 2024	June 30, 2023	June 30, 2022
	RM	RM	RM

Lease liability

As at July 1	260,592	108,069	-
Additions	-	280,288	222,984
Interest charged	10,307	4,235	6,085
	270,899	392,592	229,069
Payment of:
- principal	(121,693)	(127,765)	(114,915)
- interest	(10,307)	(4,235)	(6,085)
	(132,000)	(132,000)	(121,000)
Net carrying amount	138,899	260,592	108,069

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

9. RIGHT OF USE ASSET/LEASE LIABILITY (CONT’D)

Office space (Cont’d)

	June 30, 2024	June 30, 2023	June 30, 2022
	RM	RM	RM
At the end of the year

Represented by:
Current liabilities	127,945	121,693	108,069
Non-current liabilities	10,954	138,899	-
	138,899	260,592	108,069

(a)	The Group lease an office space in the location which it operates. The lease of the office space comprised fixed payment over the lease term.

(b)

The right of use asset is initially measured at cost, which comprise the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date of the lease. After initial recognition, right of use asset is stated at cost less accumulated depreciation and any accumulated impairment losses, and adjusted for any re-measurement of the lease liability.

The right of use asset is depreciated on the straight-line basis over the earlier of the estimated useful lives of the right of use asset or the end of the lease term. The lease terms for office space are two (2) years.

(c)	The Group has certain leases of premises and equipment with lease term of twelve (12) months or less, and low value leases of office equipment of RM 20,000 and below. The Group applies the “short-term lease” and “lease of low-value-assets” exemptions for these leases.

(d)	The following are the amounts recognized in profit or loss:

	June 30, 2024	June 30, 2023	June 30, 2022
	RM	RM	RM
Administrative expenses:
- depreciation of right of use asset	124,572	126,945	116,801
- expense relating to short-term leases	81,756	96,000	104,774
- expense relating to leases of low-value assets	6,360	6,095	4,770

Finance costs:
- interest expense on lease liability	10,307	4,235	6,085

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

9. RIGHT OF USE ASSET/LEASE LIABILITY (CONT’D)

Office space (Cont’d)

(e)	The table below summarizes the maturity profile of the lease liability as at the end of the reporting period based on contractual undiscounted repayment obligations as follows:

	Weighted average incremental borrowing rate	Within one year	One to five years	Total
	%	RM	RM	RM
June 30, 2024

Lease liability	3.88-5.02	132,000	11,000	143,000

June 30, 2023

Lease liability	3.88-5.02	132,000	143,000	275,000

June 30, 2022

Lease liability	3.88	110,000	-	110,000

(f)

The Group leases several assets that include extension and termination options. These are used to maximise operational flexibility in terms of managing the assets used in the Group’s operations. Management determines whether these extension and termination options are reasonably certain to be executed.

As at June 30, 2024, there are no undiscounted potential future rental payments that are not included in the lease term.

(g)	For the purpose of the statements of cash flows, the reconciliation of liability arising from financing activities as follows:

	June 30, 2024	June 30, 2023	June 30, 2022
	RM	RM	RM

Cash flows	(132,000)	(132,000)	(121,000)

Non-cash flows
- additions	-	280,288	222,984
- accretion of interest	10,307	4,235	6,085
At the end of the year	(121,693)	152,523	108,069

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

10. INTANGIBLE ASSET

	Supply/Service Agreements	Computer system	Goodwill	Total
	RM	RM	RM	RM
June 30, 2024

Cost
As at July 1	31,864,594	108,183,437	29,884,537	169,932,568
Additions	-	-	-	-
As at June 30	31,864,594	108,183,437	29,884,537	169,932,568
Accumulated Amortisation
As at July 1	(6,638,457)	(46,663,255)	-	(53,301,712)
Charge for the year	(3,186,459)	(24,685,179)	-	(27,871,638)
As at June 30	(9,824,916)	(71,348,434)	-	(81,173,350)
Net carrying amount
As at June 30, 2024	22,039,678	36,835,003	29,884,537	88,759,218

	Supply/Service Agreements	Computer system	Goodwill	Total
	RM	RM	RM	RM
June 30, 2023

Cost
As at July 1	31,864,594	108,183,437	29,884,537	169,932,568
Additions	-	-	47,799	47,799
Disposal	-	-	(47,799)	(47,799)
As at June 30	31,864,594	108,183,437	29,884,537	169,932,568
Accumulated Amortisation
As at July 1	(3,451,997)	(27,426,567)	-	(30,878,564)
Charge for the year	(3,186,460)	(19,236,688)	-	(22,423,148)
As at June 30	(6,638,457)	(46,663,255)	-	(53,301,712)
Net carrying amount
As at June 30, 2023	25,226,137	61,520,182	29,884,537	116,630,856

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

10. INTANGIBLE ASSET (CONT’D)

	Supply/Service Agreements	Computer system	Goodwill	Total
	RM	RM	RM	RM
June 30, 2022

Cost
As at July 1	31,864,594	30,183,437	22,150,110	84,198,141
Additions	-	78,000,000	7,734,427	85,734,427
As at June 30	31,864,594	108,183,437	29,884,537	169,932,568
Accumulated Amortisation
As at July 1	(265,539)	(15,189,879)	-	(15,455,418)
Charge for the year	(3,186,458)	(12,236,688)	-	(15,423,146)
As at June 30	(3,451,997)	(27,426,567)	-	(30,878,564)
Net carrying amount
As at June 30, 2022	28,412,597	80,756,870	29,884,537	139,054,004

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

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

10. INTANGIBLE ASSET (CONT’D)

Supply/Service Agreements (Cont’d)

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

The selling price per unit of the products are approximately RM 55,800 per unit, inflated by 5% per annum for every 3-year intervals. Approximately 272 units is expected to be sold within these ten (10) years.

Drone Services provided will be charged at a rate of approximately RM 342,800 per month and shall be inflated by 5% per annum for every 3-years intervals. Approximately 608 times of the services is expected to be provided within these ten (10) years.

(ii)	There will be no unusual events or transactions that will materially affect the operations or results of DASB.

(iii)	There will be no legal proceedings against DASB which will adversely affect the activities or performance of DASB or give rise to any contingent liabilities, which will materially affect the position or business of DASB.

(iv)	There will be no adverse effects from weather conditions, industrial accidents or other similar occurrence, climatic diseases, wars, terrorist attacks, and other natural risks, both domestically and internationally, that may affect the operations, income and expenditure of DASB.

(v)	DASB meets all the regulations and standards prescribed by the authorities.

(vi)	There will be not any substantial impairment to the carrying value of DASB’s non-current assets.

(vii)	Pre-tax discount rate of 11.79% (2023 and 2022: 11.79%) per annum has been applied in the determining the initial cost recognition.

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

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

Amortisation is calculated to write down the cost of the assets to their residual values on a straight line basis over their estimated useful lives. The estimated useful lives represent common life expectancies applied in the various business segments of the Group. The principal annual rates used are between range of 10 to 20%.

Goodwill

Goodwill recognised in a business combination is an asset at the acquisition date and is initially measured at cost. After initial recognition, goodwill is measured at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill impairment is assessed at least annually and whenever there are indicator of impairment. Goodwill is allocated to the Group’s CGUs which represent the lowest level within the Group at which the goodwill is monitored for internal management purposes.

The recoverable amounts of the CGUs have been determined based on value in use (“VIU”) calculations. The VIU is calculated using the pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. VIU was determined by discounting the future cash flow generated from the business operation of the CGUs.

The calculations of VIU for the CGUs are most sensitive to the following assumptions:

(i)	Revenue growth rates

The forecasted growth rates are determined based on past performance of the CGUs.

(ii)	Expenses growth rate

Expenses are projected at annual increase of approximately 3.0% (2023: 3.0% and 2022: nil) per annum.

(iii)	Pre-tax discount rates

Pre-tax discount rate of 5.12% (2023: 5.08%) per annum has been applied in determining the recoverable amount of the CGUs.

(iv)	Profit margin

Profit margins are projected based on the historical profit margin achieved or predetermined profit margin for the CGUs.

With regards to the assessment of the value-in-use of the CGU relating to goodwill, no impairment loss was recognised for the intangible assets on consolidation for current financial year as its recoverable value was in excess of its carrying values.

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

11.	TRADE PAYABLES

	June 30, 2024	June 30, 2023	June 30, 2022
	RM	RM	RM
Current
Trade payables
- Third parties	-	5,902,712	699,495
- Related party	300,000	1,200,000	-
- Related companies	-	100,000	140,000
	300,000	7,202,712	839,495

(a)	Trade payables are classified as financial liabilities measured at amortised cost.

(b)	Trade payables are non-interest bearing and the normal trade credit terms granted to the Group range from 30 to 210 days. (2023 and 2022: 30 to 210 days).

(c)	The maturity profile of the trade payables of the Group at the end of the reporting period based on contractual undiscounted repayment obligations is repayable on demand or within one (1) year.

12.	OTHER PAYABLES AND ACCRUALS

	June 30, 2024	June 30, 2023	June 30, 2022
	RM	RM	RM
Current liabilities
Other payables	328	195,181	157,213
Purchase of computer and equipments	-	-	8,200,000
Accruals	1,129,689	1,494,376	620,412
	1,130,017	1,689,557	8,977,625

(a)	Other payables and accruals are classified as financial liabilities measured at amortised cost.

(b)	The maturity profile of the other payables of the Group at the end of the reporting period based on contractual undiscounted repayment obligations is repayable on demand or within one (1) year.

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

13.	DEFERRED TAX LIABILITIES

	June 30, 2024	June 30, 2023	June 30, 2022
	RM	RM	RM

As at July 1	18,348,653	18,113,481	9,283,774
Recognised in profit or loss	(11,111,622)	235,172	8,829,707
As at June 30	7,237,031	18,348,653	18,113,481

Components of deferred tax assets and liabilities at the end of each reporting period comprise the tax effects of:

	June 30, 2024	June 30, 2023	June 30, 2022
	RM	RM	RM

Excess of net carrying amount over tax written down value of plant and equipment	5,966,082	16,273,798	12,112,792
Unabsorbed capital allowances	(4,006,696)	(3,979,418)	(818,334)
Unabsorbed tax losses	(11,878)	-	-
Intangible asset	5,289,523	6,054,273	6,819,023
	7,237,031	18,348,653	18,113,481

14. SHARE CAPITAL

	June 30, 2024		June 30, 2023		June 30, 2022
	Number of		Number of		Number of
	shares	Amount	shares	Amount	shares	Amount
		RM		RM		RM

Issued and fully paid ordinary shares
At the beginning of the year	26,437,500	23,308,795	10,000,000	4,416	10,000,000	4
Issuance of shares	-	-	16,437,500	23,304,379	-	4,412
As at end of the year	26,437,500	23,308,795	26,437,500	23,308,795	10,000,000	4,416

The shareholders’ equity structures as of June 30, 2022 were presented after giving retroactive effect to the reorganization of ARB IOT Group Limited that was completed on June 9, 2022. All share and per share information has been retrospectively restated to reflect the reorganization for all periods presented.

ARB IOT Group Limited was established under the laws of the Cayman Islands on March 1, 2022, the authorised share capital of the Company is USD 50,000 divided into 50,000 shares of a par value of USD 1 each and the issued share capital was 1 ordinary share of a par value of USD 1.

On June 9, 2022, the Company subdivided existing issued and unissued shares into 10,000 shares of par value of USD 0.0001 each of the Company such that the authorized share capital of the Company will be 500,000,000 shares of a par value of USD 0.0001 each and the issued share capital will be 10,000 shares of a par value of USD 0.0001 each.

On June 9, 2022, the Company issued 9,990,000 new shares amounting to USD 999 to ARB IOT Limited for working capital purposes.

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

14. SHARE CAPITAL (CONT’D)

On September 19, 2022, the Company issued 15,000,000 new ordinary shares at a price of USD 0.0001 per ordinary share for a total cash consideration of USD 1,500 for working capital purposes.

On April 5, 2023, the Company’s ordinary shares commenced trading on the Nasdaq Capital Market under the symbol “ARBB.” On April 10, 2023, the Company closed its initial public offering (“IPO”) of 1,250,000 ordinary shares at a public offering price of USD 4.00 per ordinary share. The Company raised approximately USD 5 million in gross proceeds from its IPO, before deducting underwriting discounts and other related expenses. The Company received net proceeds of approximately USD 4.525 million after the deduction of approximately USD 0.475 million of offering costs.

On April 25, 2023, the Company issued 187,500 new ordinary shares at the public offering price of USD 4.00 per share, pursuant to the exercise by the underwriter of the over-allotment option, in full, granted to it in connection with the Company’s initial public offering. The Company received additional net proceeds of approximately USD 675,500 after deducting of approximately USD 52,500 of offering costs.

Owners of the Company are entitled to receive dividends as and when declared by the Company and are entitled to one (1) vote per ordinary share at meetings of the Company. All ordinary shares rank pari passu with regard to the residual assets of the Company.

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

15. NON-CONTROLLING INTERESTS

	June 30, 2024	June 30, 2023	June 30, 2022
	RM	RM	RM

Non-controlling interests	400	94,158	342,343

(a)	Subsidiaries of the Group that have material non-controlling interests (“NCI”) are as follows:

June 30, 2024	ARB Robotic Group	ARB WMS	ARB Distribution	Other individually immaterial subsidiaries	Total
NCI percentage of ownership interest and voting interest (%)	-	-	-	-
Carrying amount of NCI (RM)	-	-	-	400	400
Profit allocated to NCI (RM)	-	(1,775)	312,621	-	310,846
Total comprehensive income/(loss) allocated to NCI (RM)	-	(1,775)	312,621	-	310,846

June 30, 2023	ARB Robotic Group	ARB WMS	ARB Distribution	Other individually immaterial subsidiaries	Total
NCI percentage of ownership interest and voting interest (%)	-	49%	49%	-
Carrying amount of NCI (RM)	-	105,068	(12,310)	1,400	94,158
Profit/(Loss) allocated to NCI (RM)	1,716,222	1,695	(15,448)	(1)	1,702,468
Total comprehensive income/(loss) allocated to NCI (RM)	1,716,222	1,695	(15,448)	(1)	1,702,468

June 30, 2022	ARB Robotic Group	ARB WMS	ARB Distribution	Other individually immaterial subsidiaries	Total
NCI percentage of ownership interest and voting interest (%)	5%	49%	49%	-
Carrying amount of NCI (RM)	235,433	103,372	3,138	400	342,343
Profit/(Loss) allocated to NCI (RM)	235,648	(36,587)	(201,809)	(196,731)	(199,479)
Total comprehensive income/(loss) allocated to NCI (RM)	235,648	(36,587)	(201,809)	(196,731)	(199,479)

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

15. NON-CONTROLLING INTERESTS (CONT’D)

(b)	Summarised financial information of the subsidiaries that have material NCI as at the end of each reporting period prior to intra-group elimination are as follows:

	ARB WMS	ARB Distribution
	RM	RM
June 30, 2024
Results
Revenue	-	5,716,647
(Loss)/Profit for the financial year	(3,872)	638,002
Total comprehensive (loss)/income	(3,872)	638,002

Cash flows used in operating activities	(3,872)	385,640
Cash flows from investing activities	-	10
Cash flows used in financing activities	-	(3,460,000)
Net decrease in cash and cash equivalents	(3,872)	(3,074,350)

	ARB WMS	ARB Distribution
	RM	RM
June 30, 2023
Assets and liabilities
Current assets	217,428	6,896,593
Current liabilities	(3,000)	(3,461,715)
Net assets	214,428	3,434,878

Results
Revenue	-	20,143,250
Profit/(Loss) for the financial year	3,460	(31,525)
Total comprehensive income/(loss)	3,460	(31,525)

Cash flows (used in)/from operating activities	(69,997)	105,708
Cash flows from investing activities	-	10
Cash flows from financing activities	-	2,600,000
Net (decrease)/increase in cash and cash equivalents	(69,997)	2,705,718

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

15. NON-CONTROLLING INTERESTS (CONT’D)

(b)	Summarised financial information of the subsidiaries that have material NCI as at the end of each reporting period prior to intra-group elimination are as follows: (Cont’d)

	ARB WMS	ARB Robotic Group	ARB Distribution
	RM	RM	RM
June 30, 2022
Assets and liabilities
Non-current assets	-	23,851,293	-
Current assets	287,421	407,717	4,421,408
Current liabilities	(76,457)	(324,263)	(2,305,015)
Net assets	210,964	23,934,747	2,116,393

Results
Revenue	-	6,090,000	17,155,978
(Loss)/Profit for the financial year	(74,668)	4,807,704	(411,856)
Total comprehensive (loss)/income	(74,668)	4,807,704	(411,856)

Cash flows from operating activities	187,421	458,954	602,859
Cash flows from investing activities	-	-	890
Cash flows (used in)/from financing activities	-	(74,327)	2,591,295
Net increase in cash and cash equivalents	187,421	384,627	3,195,044

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

15. NON-CONTROLLING INTERESTS (CONT’D)

(c)	Acquisition of non-controlling interest.

June 30, 2024

On October 6, 2023, ARB IOT Group Sdn. Bhd., disposed 100% equity interest in ARB Midware Sdn. Bhd., for a total consideration of RM 1. Consequently, ARB Midware Sdn. Bhd. and its subsidiary, namely ARB Distribution Sdn. Bhd. were disposed off from the Group.

On May 31, 2024, the Group had acquired additional ARB WMS Technologies Sdn. Bhd.’s 49,000 ordinary shares representing 49% of controlling equity interest in consideration of RM 49,000.00. As a result, the Group had increased controlling equity interest in ARB WMS Technologies Sdn. Bhd. from 51% to 100% at the date of acquisition.

Other than the above subsidiaries, the controlling equity interest of individually immaterial subsidiaries remain unchanged as at June 30, 2024.

June 30, 2023

On May 26, 2023, the Group had acquired 10 ordinary shares representing 10% of equity interest of ARB Robotic Sdn. Bhd. from ARB Distribution Sdn. Bhd., an 51% owned subsidiary of the Company, for a total consideration of RM 1. As a result, the Group had increased controlling equity interest in ARB Robotic Sdn. Bhd. from 95.1% to 100% at the date of acquisition.

Other than the above subsidiaries, the controlling equity interest of individually immaterial subsidiaries remain unchanged as June 30, 2023.

June 30, 2022

On July 12, 2021, the Group had acquired ARB Logistic Technology Sdn Bhd (“ARB Logistic”)’s 49,000 ordinary shares representing 49% of controlling equity interest in consideration of RM 49,000. As a result, the Group had increased controlling equity interest in ARB Logistic from 51% to 100% at the date of acquisition.

On October 12, 2021, the Group had acquired additional ARB Agro Tech’s 100 ordinary shares representing 10% of controlling equity interest in consideration of RM 100.00. As a result, the Group had increased controlling equity interest in ARB Agro Tech from 90% to 100% at the date of acquisition.

On December 31, 2021, the Group had acquired ARBIOT’s additional 1,000,000 ordinary shares representing 1% of controlling equity interest in consideration of RM 1,000,000. As a result, the Group had increased controlling equity interest in ARBIOT from 99% to 100% at the date of acquisition.

Other than the above subsidiaries, the controlling equity interest of individually immaterial subsidiaries’ remain unchanged as June 30, 2022.

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

16. REVENUE

	For the year ended
	June 30, 2024	June 30, 2023	June 30, 2022
	RM	RM	RM

Revenue from contracts with customers
Project management fees	25,470,000	33,485,000	6,850,000
Sale of goods	32,716,647	208,647,250	417,451,408
Rendering of information technology system	-	-	18,722,595
	58,186,647	242,132,250	443,024,003

Timing of revenue recognition
Transferred at a point in time	58,186,647	242,132,250	443,024,003

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

(c)	Dividend income

Dividend income is recognized when the right to receive dividend payment is established.

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

17. (LOSS)/PROFIT BEFORE TAX

	For the year ended
	June 30, 2024	June 30, 2023	June 30, 2022
	RM	RM	RM

(Loss)/Profit before tax is arrived at after charging:

Depreciation of:
- property, plant and equipment	28,310,019	15,859,909	933,859
- right of use assets	124,572	126,945	116,801
Amortisation of intangible asset	27,871,638	22,423,148	15,423,146
Directors’ remuneration	153,911	60,000	67,277
Loss on disposal of subsidiaries	305,818	-	-
Incorporation expenses	-	-	4,135
Interest expense of lease liabilities	10,307	4,235	6,085
Rental of equipment	6,360	6,095	4,770
Rental of premises	81,756	96,000	104,774

And crediting:

Gain on disposal of subsidiaries	-	(6,178)	-
Interest income	(1,607,963)	(776,511)	(229,225)
Negative goodwill	-	-	(94,672)

18. TAX EXPENSE

	For the year ended
	June 30, 2024	June 30, 2023	June 30, 2022
	RM	RM	RM

Income tax
- Current year provision	257,571	131,368	6,079,034
- (Over)/Underprovision in prior year	33,408	(6,010,761)	633
	290,979	(5,879,393)	6,079,667
Deferred tax (Note 13)
- Relating to origination and reversal of temporary differences	(7,569,432)	258,230	8,667,781
- (Over)/Underprovision in prior year	(3,542,190)	(23,058)	161,926
	(11,111,622)	235,172	8,829,707
	(10,820,643)	(5,644,221)	14,909,374

Malaysian income tax is calculated at the statutory tax rate of 24% (2023 and 2022: 24%) of the estimated taxable profit for the fiscal year.

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

18. TAX EXPENSE (CONT’D)

Numerical reconciliation between the average effective tax rate and the applicable tax rate of the Group is as follows:

	For the year ended
	June 30, 2024	June 30, 2023	June 30, 2022
	RM	RM	RM

(Loss)/Profit before tax	(65,509,477)	21,893,004	88,292,396

Tax at Malaysian statutory rate of 24% (2023 and 2022: 24%)	(15,722,274)	5,254,321	21,190,175

Tax effects in respect of:
Non-allowable expenses	591,130	1,024,330	1,199,536
Non-taxable income	(1)	(2,524)	(22,721)
Deferred tax assets not recognized	11,256,099	2,205,090	-
Changes in unrecognized temporary differences	(611,451)	13,288,607	(7,620,175)
Tax exempt income	8,595	(21,334,568)	-
Utilisation of unrecognized deferred tax assets	(2,833,959)	(45,658)	-
	(7,311,861)	389,598	14,746,815

Under/(Over) provision in prior years:
Income tax	33,408	(6,010,761)	633
Deferred tax (Note 13)	(3,542,190)	(23,058)	161,926
Tax expense	(10,820,643)	(5,644,221)	14,909,374

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

19. EARNINGS PER ORDINARY SHARE (“EPS”)

(a)	Basic EPS

The basic EPS of the Group is calculated based on the (loss)/profit attributable to Owners (ordinary equity holders) of the Company divided by the weighted average number of ordinary shares in issue.

	For the year ended
	June 30, 2024	June 30, 2023	June 30, 2022

(Loss)/Profit attributable to Owners of the Company (RM)	(54,999,680)	25,834,757	73,582,501
Weighted average number of ordinary shares in issue	26,437,500	21,999,658	10,000,000
Basic EPS (RM)	(2.08)	1.17	7.36

(b)	Diluted EPS

The diluted EPS of the Group for the years ended June 30, 2024, 2023 and 2022 are same as the basic EPS of the Group as the Group has no dilutive potential ordinary shares.

	For the year ended
	June 30, 2024	June 30, 2023	June 30, 2022

Profit attributable to Owners of the Company (RM)	(54,999,680)	25,834,757	73,582,501
Weighted average number of ordinary shares in issue	26,437,500	21,999,658	10,000,000
Diluted EPS (RM)	(2.08)	1.17	7.36

20. EMPLOYEE BENEFITS

	For the year ended
	June 30, 2024	June 30, 2023	June 30, 2022
	RM	RM	RM

Salaries, wages, bonuses and allowances	3,876,773	3,529,651	1,746,906
Defined contribution plans	525,077	269,123	188,341
Social security contributions	40,972	14,153	23,840
Other employee benefits	111,748	359,839	244,999
	4,554,570	4,172,766	2,204,086

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

21. OPERATING SEGMENTS

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

(a)	Business segments

The following table provides an analysis of the Group’s revenue, results, assets, liabilities and other information by business segment:

As of June 30, 2024
	IoT	Investment holding and others	Total
	RM	RM	RM
Assets
Segment assets	240,411,194	32,459,929	272,871,123
Deferred tax assets and tax recoverable	38,559	-	38,559
Total assets	240,449,753	32,459,929	272,909,682

Liabilities
Segment liabilities	622,632	946,284	1,568,916
Deferred tax liabilities and tax payable	7,258,186	5,519	7,263,705
Total liabilities	7,880,818	951,803	8,832,621

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

21. OPERATING SEGMENTS (CONT’D)

(a)	Business segments (Cont’d)

The following table provides an analysis of the Group’s revenue, results, assets, liabilities and other information by business segment: (Cont’d)

As of June 30, 2024 (Cont’d)
	IoT	Investment holding and others	Total
	RM	RM	RM
Additions to non-current assets:
Property, plant and equipment	30,000,000	-	30,000,000

Revenue
Total revenue	58,186,647	-	58,186,647
- Inter-segment revenue	-	-	-
Revenue from external parties	58,186,647	-	58,186,647

Results
Loss before interest, depreciation and tax	(7,374,704)	(3,426,200)	(10,800,904)
Depreciation of:
- property, plant and equipment	(28,310,019)	-	(28,310,019)
- right-of-use assets	(124,572)	-	(124,572)
Amortisation of intangible asset	(27,871,638)	-	(27,871,638)
Finance income/(cost), Net	117,245	1,480,411	1,597,656
Loss before tax	(63,563,688)	(1,945,789)	(65,509,477)
Tax expense	10,864,620	(43,977)	10,820,643
Loss for the financial year	(52,699,068)	(1,989,766)	(54,688,834)

As of June 30, 2023
	IoT	Investment holding and others	Total
	RM	RM	RM
Assets
Segment assets	364,549,780	31,133,035	395,682,815
Deferred tax assets and tax recoverable	20,849	-	20,849
Total assets	364,570,629	31,133,035	395,703,664

Liabilities
Segment liabilities	36,181,129	22,271,732	58,452,861
Deferred tax liabilities and tax payable	18,400,242	12,804	18,413,046
Total liabilities	54,581,371	22,284,536	76,865,907

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

21. OPERATING SEGMENTS (CONT’D)

(a)	Business segments (Cont’d)

The following table provides an analysis of the Group’s revenue, results, assets, liabilities and other information by business segment: (Cont’d)

As of June 30, 2023 (Cont’d)
	IoT	Investment holding and others	Total
	RM	RM	RM
Additions to non-current assets:
Property, plant and equipment	72,383,744	-	72,383,744

Revenue
Total revenue	242,132,250	-	242,132,250
- Inter-segment revenue	-	-	-
Revenue from external parties	242,132,250	-	242,132,250

Results
Profit/(Loss) before interest, depreciation and tax	63,598,843	(4,068,113)	59,530,730
Depreciation of:
- property, plant and equipment	(15,859,909)	-	(15,859,909)
- right-of-use assets	(126,945)	-	(126,945)
Amortisation of intangible asset	(22,423,148)	-	(22,423,148)
Finance income/(cost), Net	365,310	406,966	772,276
Profit/(Loss) before tax	25,554,151	(3,661,147)	21,893,004
Tax expense	5,676,935	(32,714)	5,644,221
Profit/(Loss) for the financial year	31,231,086	(3,693,861)	27,537,225

As of June 30, 2022
	IoT	Investment holding and others	Total
	RM	RM	RM
Assets
Segment assets	326,879,076	1,721,377	328,600,453
Deferred tax assets and tax recoverable	12,841	-	12,841
Total assets	326,891,917	1,721,377	328,613,294

Liabilities
Segment liabilities	9,923,189	2,000	9,925,189
Deferred tax liabilities and tax payable	24,193,067	90	24,193,157
Total liabilities	34,116,256	2,090	34,118,346

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

21. OPERATING SEGMENTS (CONT’D)

(a)	Business segments (Cont’d)

The following table provides an analysis of the Group’s revenue, results, assets, liabilities and other information by business segment: (Cont’d)

As of June 30, 2022 (Cont’d)
	IoT	Investment holding and others	Total
	RM	RM	RM
Additions to non-current assets:
Property, plant and equipment	56,017,056	-	56,017,056
Intangible assets	78,000,000	-	78,000,000
	134,017,056	-	134,017,056

Revenue
Total revenue	443,024,003	-	443,024,003
- Inter-segment revenue	-	-	-
Revenue from external parties	443,024,003	-	443,024,003

Results
Profit/(Loss) before interest, depreciation and tax	106,355,733	(1,812,671)	104,543,062
Depreciation of:
- property, plant and equipment	(933,859)	-	(933,859)
- right-of-use assets	(116,801)	-	(116,801)
Amortisation of intangible asset	(15,423,146)	-	(15,423,146)
Finance income/(cost), Net	222,745	395	223,140
Profit/(Loss) before tax	90,104,672	(1,812,276)	88,292,396
Tax expense	(14,909,278)	(96)	(14,909,374)
Profit/(Loss) for the financial year	75,195,394	(1,812,372)	73,383,022

(b)	Geographical segments

The Group operates predominantly in Malaysia and revenue from overseas is insignificant. Accordingly, the information by geographical segment is not presented.

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

22. RELATED PARTY DISCLOSURES

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

The Group has related party relationship with its subsidiaries, Directors and companies in which Directors of the Group have interest.

(b)	The Group had the following transactions with related parties during the financial year:

	For the year ended
	June 30, 2024	June 30, 2023	June 30, 2022
	RM	RM	RM
Ultimate holdings company
- Management fee#	-	-	(704,000)
- Project management fee income	-	-	850,000

Related companies
- Project management fee income	-	29,105,000	6,000,000
- Rendering of information technology system	25,000,000	-	722,595
- Project management fee expenses&	(12,000,000)	(2,903,333)	(1,893,001)

Related parties
- Sale of goods	-	77,304,000	-
- Rendering of information technology system	-	-	154,000,000
- Purchase of property, plant and equipment	(30,000,000)	-	-
- Renovation work expenses	(30,000)	(1,200,000)	-
- Rental paid	(132,000)	(132,000)	(121,000)

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

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

22. RELATED PARTY DISCLOSURES (CONT’D)

(c)	Compensation of key management personnel

The key management personnel comprise the Directors of the Group and their remuneration during the financial year are disclosed in Note 21 to the consolidated financial statements.

Dato’ Sri Liew Kok Leong is the Chairman of the Board and Chief Executive Officer of the Group.

Dato’ Sri Liew Kok Leong has redesignated his positions from Executive Director to Executive Chairman of ARB Berhad on October 11, 2023.

Subsequently, Dato’ Sri Liew Kok Leong resigned from his positions as Executive Chairman of ARB Berhad on December 28, 2023.

23. RISK MANAGEMENT OVERVIEW

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

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

23. RISK MANAGEMENT OVERVIEW (CONT’D)

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

The analysis of financial instruments by remaining contractual maturities has been disclosed in Notes 11 and 12 to the consolidated financial statements respectively.

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

24. BUSINESS COMBINATION/DISPOSAL OF SUBSIDIARIES

(a)	Acquisition of equity interest in subsidiaries

June 30, 2024

During the financial year 2024, ARB Techsymbol Sdn. Bhd. (“ARB Techsymbol”) acquired ARB WMS Technologies Sdn. Bhd. (“ARB WMS Technologies”) additional ordinary shares of 49,000 @ RM 1 per share, from BCSSoft. Subsequently, ARB WMS Technologies became wholly-owned subsidiaries of ARB Techsymbol.

The fair value of consideration transferred and the effects on cash flows of the acquisitions of subsidiaries were as follows:

ARB WMS Technologies
RM

Net assets upon acquired	210,802
Less: NCI
Equity shares acquired	49%
Group’s share of net assets acquired	103,293
Less: Negative goodwill on consolidation recognised in consolidated statement of profit or loss	(54,293)
Total fair value of consideration for the acquisitions	49,000

Fair value consideration for the acquisitions	49,000
Less: Consideration paid in previous year as other investments	-
Total consideration satisfied by cash	49,000

June 30, 2023

In the previous financial year, there were acquisitions of ARB Synergy Sdn. Bhd. (“ARB Synergy”) and its subsidiary, namely ARB Databook Pte. Ltd. (“ARB Databook”), collectively as Synergy Group.

The fair value of consideration transferred and the effects on cash flows of the acquisitions of subsidiaries were as follows:

ARB Synergy Group
RM

Fair value consideration for the acquisitions	1
Less: Cash and cash equivalents of subsidiaries acquired	(1,296)
Cash outflow from acquisition of subsidiaries	(1,295)

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

24. BUSINESS COMBINATION/DISPOSAL OF SUBSIDIARIES (CONT’D)

(a)	Acquisition of equity interest in subsidiaries (Cont’d)

June 30, 2023 (Cont’d)

The recognised provisional fair values of identifiable assets and liabilities of subsidiaries at acquisition date were as follows:

ARB Synergy
Group
RM

Cash and bank balances	1,297
Other receivables	1,975
Other payables and accruals	(51,069)
Net assets	(47,797)
Non-controlling interests measured at fair value	-
Group’s share of net assets	(47,797)
Add: Goodwill on consolidation	47,798
Total fair value of consideration for the acquisitions	1

The fair value of the non-controlling interest represents its share of the fair value of subsidiaries at the acquisition date, estimated using the purchase price allocation method. The bargain purchase on business combination is not taxable for tax purpose.

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

24. BUSINESS COMBINATION/DISPOSAL OF SUBSIDIARIES (CONT’D)

(a)	Acquisition of equity interest in subsidiaries (Cont’d)

June 30, 2023 (Cont’d)

ARB Synergy Group continued the following revenue and loss to the Group’s consolidated statements of operations for the year ended June 30, 2023 since the date of acquisitions:

ARB Synergy Group
RM

Revenue	-
Loss before tax	(52,940)
Loss for the period	(52,940)

June 30, 2022

During the financial period 2022, there were acquisitions of ARB WMS Technologies Sdn. Bhd. (“ARB WMS”), ARB Innovation Sdn. Bhd. (“ARB Innovation”) and ARB R1 Technologies Sdn. Bhd. (“ARB R1”) respectively and obtain the control of the three companies.

The fair value of consideration transferred and the effects on cash flows of the acquisitions of subsidiaries are as follows:

	ARB WMS	ARB Innovation	ARB R1	Total
	RM	RM	RM	RM

Fair value consideration for the acquisitions	51,000	8,000,001	1	8,051,002
Less: Cash and cash equivalents of subsidiaries acquired	(100,000)	(1,000)	(1,101)	(102,101)
Cash outflow from acquisition of subsidiaries	(49,000)	7,999,001	(1,100)	7,948,901

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

24. BUSINESS COMBINATION/DISPOSAL OF SUBSIDIARIES (CONT’D)

(a)	Acquisition of equity interest in subsidiaries (Cont’d)

June 30, 2022 (Cont’d)

The recognised provisional fair values of identifiable assets and liabilities of subsidiaries at acquisition date are as follows:

	ARB WMS	ARB Innovation	ARB R1	Total
	RM	RM	RM	RM

Trade receivables	190,000	275,000	-	465,000
Cash and bank balances	100,000	1,000	1,101	102,101
Trade payables	-	(6,666)	-	(6,666)
Other payables and accruals	(4,368)	(2,034)	(2,826)	(9,228)
Net assets	285,632	267,300	(1,725)	551,207
Non-controlling interests measured at fair value	(139,960)	-	-	(139,960)
Group’s share of net assets	145,672	267,300	(1,725)	411,247
Less: Negative goodwill on consolidation recognised in consolidated statement of profit or loss	(94,672)	-	-	(94,672)
Add: Goodwill on consolidation	-	7,732,701	1,726	7,734,427
Total fair value of consideration for the acquisitions	51,000	8,000,001	1	8,051,002

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

The fair value of the non-controlling interest represents its share of the fair value of subsidiaries at the acquisition date, estimated using the purchase price allocation method. The negative goodwill on business combination is not taxable for tax purpose.

ARB WMS and ARB Innovation and ARB R1 contributed the following revenue and loss to the Group’s consolidated statements of operations for the current year since the date of acquisitions:

	ARB WMS	ARB Innovation	ARB R1	Total
	RM	RM	RM	RM

Revenue	-	234,000,000	-	234,000,000
Loss before tax	(39,211)	(406,418)	(1,000)	(446,629)
Loss for the period	(74,668)	(406,418)	(1,000)	(482,086)

Had the acquired companies been acquired at the beginning of the previous financial period, the revenue and (loss)/profit to the Group is equivalent to the revenue and loss to the Group for the previous financial period since the date of acquisitions.

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

24. BUSINESS COMBINATION/DISPOSAL OF SUBSIDIARIES (CONT’D)

(b)	Disposal of equity interest in subsidiaries

June 30, 2024

During the financial year, there are disposal ARB Midware Sdn. Bhd. and its subsidiary, ARB Distribution Sdn. Bhd. (“ARB Midware Group”).

The effects on the Group’s financial statements is as follows:

ARB Midware
Group
RM

Cash proceed	1
Less: Cost of investment in subsidiaries	(1)
Gain/(Loss) on disposal of subsidiaries at subsidiaries’ company level	-
Post-acquisition reserves recognized up to the date of disposal	(305,818)
(305,818)
Realisation of foreign currency translation gain reclassified from reserve	-
Loss on disposal of subsidiaries at the Group level	(305,818)

The value of assets and liabilities of disposal of subsidiaries are as follows:

ARB Midware
Group
RM

Trade receivables	1,448,282
Other receivables, prepayments and deposits	205,000
Cash and bank balances	213,504
Trade payables	(618,071)
Other payables and accruals	(450,751)
Tax payables	(191,834)
606,130
Non-controlling interest	(300,311)
305,819
Add: Goodwill	-
305,819
Loss on disposal of subsidiaries at the Group level	(305,818)
Net disposal proceeds	1
Cash and cash equivalents of subsidiaries disposed	(213,504)
Net cash outflow upon disposal of subsidiaries	(213,503)

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

24. BUSINESS COMBINATION/DISPOSAL OF SUBSIDIARIES (CONT’D)

(b)	Disposal of equity interest in subsidiaries (Cont’d)

June 30, 2023

In the previous financial year, there was disposal of ARB Synergy Sdn. Bhd. and its subsidiary, ARB Databook Pte. Ltd.

The effects on the Group’s financial statements were as follows:

ARB Synergy
Group
RM

Cash proceed	1
Less: Cost of investment in subsidiaries	(1)
Gain on disposal of subsidiaries at subsidiaries’ company level	-
Pre-acquisition reserves recognized upon acquisition	(47,799)
Post-acquisition reserves recognized up to the date of disposal	54,764
6,965
Realisation of foreign currency translation gain reclassified from reserve	(787)
Gain on disposal of subsidiaries at the Group level	6,178

The value of assets and liabilities of disposal of subsidiaries were as follows:

Other receivables, prepayments and deposits	7,639
Cash and bank balances	2,950
Other payables and accruals	(65,352)
(54,763)
Realisation of foreign currency translation gain reclassified from reserve	787
(53,976)
Add: Goodwill	47,799
(6,177)
Gain on disposal of subsidiaries at the Group level	6,178
Net disposal proceeds	1
Cash and cash equivalents of subsidiaries disposed	(2,950)
Net cash outflow upon disposal of subsidiaries	(2,949)

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2024

25. SIGNIFICANT EVENT DURING THE REPORTING PERIOD

On February 5, 2024, ARB Berhad announced that the Distribution-In-Specie of 17,496,142 ordinary shares in ARB IOT Group Limited, representing approximately 66.18% equity interest held by ARB Berhad in the Company has been distributed to the Entitled Shareholders, on the basis of 14 Distributable Shares for every 1,000 ordinary shares in ARB Berhad held by the Entitled Shareholders of ARB Berhad whose name appear in the record of depositors of ARB Berhad Shares as of January 22, 2024.

Subsequent to the completion of Distribution-In-Specie, the Group had ceased to be subsidiaries of ARB Berhad under Malaysia law because ARB Berhad holds 7,503,858 ordinary shares in the Company, or approximately 28.38% of the Company following the Distribution-In-Specie.

26. SIGNIFICANT EVENT SUBSEQUENT TO THE END OF THE REPORTING PERIOD

On July 15, 2024, the Company entered into a Service Agreement (the “Contract”) with ARB IOT Limited, a Cayman Islands exempted company that holds approximately 28.38% of the Company’s issued and outstanding ordinary shares (“AIL”). AIL is an indirect wholly owned subsidiary of ARB Berhad, a public company listed in Malaysia and our former parent company. Pursuant to the Contract, the Company will provide platform as a service to AIL. The duration of the Contract is five (5) years, commencing from July 15, 2024. The subscription service fee payable to the Company is USD7.0 million per year.

On July 15, 2024, ARB IOT Group Sdn. Bhd. executed a Trust Deed with Dato’ Sri Liew Kok Leong whereby the Trustee is a registered holder of 1 share representing 100% of the issued and paid up share capital of ARB Synergy Sdn. Bhd. Consequently, ARB Synergy Sdn. Bhd. and its wholly-owned subsidiary, namely ARB Databook Pte. Ltd. became wholly-owned subsidiaries of the ARB IOT Group Sdn. Bhd.