Form 20-F
period 2025-06-30
ARB IOT Group Ltd
filed 2025-10-31
CIK 1930179

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

Liew Kok Leong, Chief Executive Officer

Tel: +6588567206

Email: contact@arbiotgroup.com

No.17-03, Q Sentral, 2A, Jalan Stesen Sentral 2, KL Sentral, 50470 Kuala Lumpur

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, par value $0.0015 per share	ARBB	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

●	1,765,256 Ordinary Shares, par value $0.0015 per share, as of June 30, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

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

Annual Report on Form 20-F

Year Ended June 30, 2025

i

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated or the context otherwise requires, references to:

●	“ASEAN” are to the Association of Southeast Asian Nations, currently comprised of ten member states in Southeast Asia, namely Indonesia, Malaysia, Philippines, Singapore, Thailand, Brunei Darussalam, Viet Nam, Lao PDR, Myanmar and Cambodia;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“IPO Form F-1” are to the registration statement on Form F-1 (File No. 333-267697), initially filed by the Company on September 30, 2022 and declared effective by the SEC on March 30, 2023.

●	“IFRS” are to the IFRS Accounting Standards, as issued by the International Accounting Standards Board;

●	“RM” or “Ringgit Malaysia” are to the legal currency of Malaysia;

●	“SEC” are to the Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“U.S. dollars,” “dollars,” “USD” or “$” are to the legal currency of the United States; and

●	“we,” “us,” “the Company,” “our,” “our Company” or “ARB IOT Group” are to the combined business of ARB IOT Group Limited, an exempted company incorporated in the Cayman Islands, and its consolidated subsidiaries.

Our reporting currency and our functional currency is RM. This Annual Report contains translations of RM amounts into USD at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RM to USD in this Annual Report were made at a rate of RM4.2150 to $1.00. We make no representation that any RM could have been, or could be, converted into USD, as the case may be, at any particular rate, at the rates stated below, or at all. The Malaysian government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RM into foreign exchange and through restrictions on foreign trade. On June 30, 2025, the exchange rate was RM4.2150 to $1.00. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

Summary Risk Factors

●	We have a limited operating history and experience in the Malaysian IoT industry, which may make it difficult to evaluate our business and prospects and may not be indicative of our future growth or financial results.

●	We are subject to credit risks associated with a significant amount of accounts receivable, and if we are unable to collect accounts receivable from our customers, our results of operations and cash flows could be materially adversely affected.

●	We are a holding company, and we are accordingly dependent upon distributions from our subsidiaries to service our debt and pay dividends, if any, taxes and other expenses.

●	If our customers fail to pay us in accordance with the terms of their agreements, we may have to bring actions to compel payment.

●	All of our projects have agreed milestones and specific completion dates. If we fail to meet these contractual commitments, we could be subject to financial penalties or claims for liquidated damages, which could adversely affect our business, operating results, financial condition and prospects.

●	A major safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.

●	We have engaged in and plan to conduct additional strategic transactions, which could divert our management’s attention, result in additional dilution to our shareholders, disrupt our operations and adversely affect our operating results. We may not be able to successfully integrate acquired businesses and technologies or achieve the anticipated benefits of such acquisitions.

●	Our planned expansions outside Malaysia and in the ASEAN region subject us to risks inherent in international operations that can harm our business, results of operations, and financial condition.

●	Our AI partnerships, regional expansion, and large server orders may not commercialize as expected and expose us to execution, supply chain, and working capital risks

●	Our AI-driven smart farming, robotics, and drone systems may not deliver expected results and are subject to agronomic, safety, regulatory, and product liability risks.

●	A failure or breach of our security systems or infrastructure as a result of cyber-attacks could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

●	We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

●	The market we compete is competitive.

●	If we fail to adopt new technologies to address evolving customer needs or emerging industry standards, our business may be materially and adversely affected.

●	We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, physical and e-commerce retail, digital content, web services, electronic devices, advertising, and other products and services that we offer or sell. Unfavorable changes could harm our business.

●	Our operations are subject to various laws and regulations in Malaysia.

●	Fluctuations in exchange rates could adversely affect our business and the value of our securities.

●	Because our principal assets are located outside of the United States and all of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights based on U.S. federal securities laws against us or our officers and directors or to enforce a judgment of a United States court against us or our officers and directors in Malaysia.

●	We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our shareholders could receive less information than they might expect to receive from more mature public companies.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

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

In the fiscal year ended June 30, 2025, our revenue increased by RM139.1 million ($34.5 million) or 239%, to RM197.3 million ($46.8 million), from RM58.2 million ($12.3 million) for the year ended June 30, 2024.

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

We continue to expand into new market segments, products and services, such as smart agriculture, industrial building management, drone-enabled services and AI servers and functionality. We have limited or no experience in our newer market segments, and our customers may not adopt our product or service offerings. These offerings, which can present new and difficult technology challenges, may subject us to claims if customers of these offerings experience service disruptions or failures or other quality issues. In addition, profitability, if any, in our newer activities may not meet our expectations, and we may not be successful enough in these newer activities to recoup our investments in them. In response to new regulatory requirements or industry standards, or in connection with the introduction of new products, we may need to impose more rigorous risk management systems and policies, which may negatively affect the growth of our business. Any significant change to our business model may not achieve expected results and may materially and adversely affect our financial condition and results of operations. Failure to realize the benefits of amounts we invest in new technologies, products, or services could also result in the value of those investments being written down or written off.

We are subject to credit risks associated with a significant amount of accounts receivable, and if we are unable to collect accounts receivable from our customers, our results of operations and cash flows could be materially adversely affected.

Our normal trade credit terms range between 30 to 210 days. As of June 30, 2025, 2024 and 2023, we had approximately RM41.8 million ($9.9 million), RM27.8 million ($5.9 million) and RM38.4 million ($8.2 million) in trade receivables. We provide a long credit period of approximately 210 days to some large customers to secure contracts from them. However, our customers sometimes still require additional time for payment, depending on their cash flow. Due to uncertainty of the timing of collection, we establish allowance for doubtful account based on individual account analysis and historical collection trends. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as on past trends of collections. Considering customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against account receivable balance, with a corresponding charge recorded in the consolidated statements of operations and other comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. We did not have any bad debt write-off during the years ended June 30, 2024 and 2023. However, during the fiscal year ended June 30, 2025, we recorded an impairment loss of bad debt of approximately RM4.0 million ($0.9 million), impairment loss of property, plant and equipment of approximately RM7.0 million ($1.7 million), goodwill and intangible assets of approximately RM15.8 million ($3.6 million).

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

We have entered into certain transactions with related parties. See “Item 7B. Related Party Transactions.” We believe the terms obtained or consideration that we paid or received, as applicable, in connection with these transactions were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

We may in the future enter into additional transactions with any of our directors, officers or principal shareholders, or any members of their immediate family or entities controlled by them. Such transactions present potential for conflicts of interest, as the interests of these parties may not align with the interests of the Company and our unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our purchases from and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as for events of default.

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

We face risks related to the performance and reliability of our IoT agriculture projects, and there is no assurance they will operate as intended. These projects are relatively new and have not been in operation for an extended period, which increases the likelihood of design, integration, or deployment issues that may impair functionality. Our systems depend on a combination of hardware, firmware, connectivity, analytics, and third-party integrations that can be affected by network instability, sensor failure, power interruptions, adverse environmental conditions, software defects, cybersecurity incidents, or insufficient user adoption and training. In addition, the success of these projects often requires alignment with variable agronomic factors, including weather patterns, soil conditions, pest pressure, and crop cycles, which are outside our control and may limit the ability of our solutions to deliver consistent results. As a consequence, we may be unable to achieve or maintain the intended benefits, such as high production yields, lower crop losses, reduced operating costs, improved traceability, or enhanced decision support. If our IoT agriculture projects do not perform as designed, customers may reduce or cancel deployments, and our reputation, revenue growth, and margins could be adversely affected.

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

If a significant number of clients cease using or reduce their usage of our services, we may be required to spend significantly more on sales and marketing than we currently plan to spend in order to maintain or increase revenue from clients. Such changes could adversely affect our business, results of operations and financial condition.

We depend on a limited number of customers for a large portion of our revenues.

We consider a major customer in each period to be a customer that accounted for more than 10% of overall revenues in such period.

For the year ended June 30, 2025, three major customers accounted for 69.19% of our total revenue. For the year ended June 30, 2024, the two major customers of the Company were Powernow (Asia) Sdn. Bhd., accounting for 46.4% of the total revenue, and ARB Analysis Sdn. Bhd, accounting for 29.2% of the total revenue. For the year ended June 30, 2023, the major customers of the Company were PSSBJAYA Holdings Sdn. Bhd., accounting for 45.9% of the total revenue, and Annum Industries Sdn. Bhd, accounting for 22.4% of the total revenue.

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

We depend on third-party providers and suppliers for components of our IoT smart building and engineering and IoT smart agriculture and system development. Any failure or interruption in products or services provided by these third parties could harm our ability to operate our business.

We source a variety of hardware and software from third party suppliers for our IoT smart building and engineering and IoT smart agriculture and system development. As a result, our ability to implement IoT solutions for customers depends on third parties providing us with timely and reliable products and services at acceptable prices.

We rely on third-party software for key automation features in certain of our offerings and on the interoperation of that software with our own, such as our mobile applications and related platform. We could experience service disruptions if customer usage patterns for such offerings exceed, or are otherwise outside of, design parameters for the system and the ability for us or our third-party provider to make corrections. Such interruptions in the provision of services could result in our inability to meet customer demand, damage our reputation and customer relationships, and materially and adversely affect our business. Because a number of our products and services incorporate technology developed and maintained by third parties, we are, to a certain extent, dependent upon such third parties’ ability to update, maintain, or enhance their current products and services; and to ensure that their products are free of defects or security vulnerabilities. If our agreements with third-party vendors are not renewed or the third-party software becomes obsolete, is incompatible with future versions of our products or services, or otherwise fails to address our needs, we cannot provide assurance that we would be able to replace the functionality provided by the third-party software with technology from alternative providers. Any of these factors could materially adversely affect our business, financial condition, results of operations, and cash flows.

We also rely on third-party technology companies to provide automation and interactive services to our customers. These technology companies could fail to provide these services consistently, or at all, which could result in our inability to meet customer demand and damage our reputation. There can be no assurance that third-party technology companies will continue to provide automation and interactive services to customers without disruption. Any such failure or disruption, particularly one of a prolonged duration, could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

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

As of June 30, 2025, 2024 and 2023, we had recorded goodwill and intangible assets with a net book value of RM53.8 million ($12.8 million), RM88.9 million ($18.8 million) and RM116.6 million ($25.0 million), respectively. Besides amortizing intangible assets over 5 to 10 years, we are required to test for impairment at least annually and whenever evidence of impairment exists.

During the years ended June 30, 2025, 2024 and 2023, amortization of intangible assets of approximately RM18.9 million ($4.5 million), RM27.9 million ($5.9 million) and RM22.4 million ($4.8 million) were recorded in our statements of profit or loss, respectively. The carrying value of our goodwill and intangible asset values are measured using value in use (“VIU”) calculations and discounted cash flow model, including significant judgements and assumptions relating to revenue growth rates, projected operating income and expenses and the weighted average cost of capital (“WACC”) as the discount rate. We may be required in the future to record impairment charges that could have a material adverse effect on our reported results.

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

As a IoT solution service provider, the success of our business model depends on our ability to recruit, deploy and manage outsourced contractors.

We currently rely extensively on third-party contractors and outsourcing vendors for engineering, installation, field services, firmware customization, and ongoing support. Our ability to recruit, vet, onboard, deploy, and manage these contractors at the speed and scale required by customer engagements is critical to our operating performance. We may face shortages of qualified contractors, wage inflation, competition from other technology and services firms, and variability in contractor availability by region and season. Inadequate staffing levels, delays in deployment, or deficiencies in training and supervision could result in schedule slippage, cost overruns, safety incidents, rework, or quality issues that adversely affect customer satisfaction and service-level compliance. Because contractors operate outside our direct employment, we are exposed to risks related to inconsistent performance, misalignment with our policies and controls, and noncompliance with legal and regulatory requirements, including labor, immigration, health and safety, and data security laws. We may also be subject to joint employer, vicarious liability, or indemnity claims arising from contractor conduct. If we are unable to attract and retain qualified contractors, efficiently allocate and manage them across projects, or enforce our standards and contractual protections, our ability to deliver projects on time and within budget could be impaired, which could harm our reputation, customer relationships, revenue growth, margins, and cash flows. In addition, disruptions at or the financial instability of our outsourcing vendors could interrupt service delivery, require us to incur incremental costs to transition work, or necessitate internal hiring that may not be feasible on short notice, any of which could materially and adversely affect our business.

Our AI partnerships, regional expansion, and large server orders may not commercialize as expected and expose us to execution, supply chain, and working capital risks.

Our recent AI initiatives in relation to the AI data center server orders are subject to uncertainties in finalizing definitive agreements, coordinating joint go-to-market efforts, and meeting customer schedules and performance criteria. We depend on constrained components (including GPUs, accelerators, memory, and power and thermal systems), upstream vendor allocations, certification timelines, and the readiness of customer facilities (power density, cooling, networking, and security). Any delays, redesigns, or cost inflation could compress margins, defer revenue recognition, or trigger penalties, change orders, or cancellations. Regional logistics, permitting, and regulatory requirements may slow deployments. Fulfilling large-scale orders can also strain working capital due to inventory purchases, capacity expansion, and milestone-based billing, and adverse customer credit or payment term extensions could negatively affect liquidity.

Our AI Data Centre Experimental Laboratory and broader AI offerings may not achieve their research or commercialization objectives and may increase compliance, cybersecurity, and intellectual property risks.

The AI Data Centre Experimental Lab established with academic and commercial partners may not produce commercially viable technologies, datasets, or reference deployments on the anticipated schedule or at all, and may require ongoing investment in infrastructure, energy, and specialized personnel. Collaboration arrangements can involve complex governance, restrictions on publication and data use, and uncertainties over intellectual property ownership and licensing, any of which could limit productization. As we scale AI solutions, we face heightened obligations related to data protection, cybersecurity, and emerging AI governance frameworks; security incidents, misuse of data, biased or non-representative datasets, or noncompliance with evolving standards could result in service interruptions, legal liability, regulatory inquiries, and reputational harm. Loss of or restrictions under third-party licenses, reference designs, or partner support could also impair our ability to assemble, localize, or maintain AI servers and applications.

Our AI-driven smart farming, robotics, and drone systems may not deliver expected results and are subject to agronomic, safety, regulatory, and product liability risks.

Orders to deploy our AI smart IoT palm farming system across plantations in Sabah, Malaysia, and the introduction of AI-powered fertilizer robots and AI-enabled drone mapping systems depend on reliable connectivity, sensor accuracy, device uptime, and effective analytics under real-world field conditions. External factors—including weather variability, soil conditions, pest and disease pressure, terrain, labor practices, and adherence to operating procedures—may prevent these solutions from achieving targeted yield improvements, loss reductions, or cost savings, which could reduce expected recurring revenues. Autonomous ground equipment and unmanned aerial systems are subject to permitting, pilot qualifications, airspace and pesticide application regulations, and environmental constraints; failures, accidents, or noncompliance could result in deployment delays, enforcement actions, or product liability claims. Changes in government policies, incentives, or regional conditions in Sabah and Sarawak may further affect adoption, increase costs, or diminish anticipated benefits.

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

Our businesses depend on the skills, reputation, and professional experience of our senior management and key employees, the network of resources and relationships they generate during the ordinary course of their activities, and the synergies among the diverse fields of expertise and knowledge held by our senior professionals. Therefore, the success of our business depends on the continued services of these individuals. If we lose their services, we may not be able to execute our existing business strategy effectively, and we may have to change our current business direction. These disruptions to our business may take up significant energy and resources of our Company, and materially and adversely affect our future prospects. Specifically, our future performance depends on the continued services and contributions of our Chief Executive Officer, Liew Kok Leong and our Chief Financial Officer, Ng Kok Wah who have in-depth knowledge and experience in the technological industry and in managing our operations. Without these key executives and employees, we may not have the ability to execute on our business plans and to identify and pursue new opportunities and innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of our development and strategic objectives. The loss of the services of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results. We do not presently maintain any key man life insurance policies.

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

These risks include:

●	an increase in the cost, or decrease in the available supply, of materials used; and

●	disruption in the supply of materials due to quality issues or recalls by manufacturers

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

The Company may rely on trademarks or service marks to establish a market identity for its products or services. To maintain the value of the Company’s trademarks or service marks, the Company might have to file lawsuits against third parties to prevent them from using marks confusingly similar to or dilutive of the Company’s registered or unregistered trademarks or service marks. The Company also might not obtain registrations for its pending or future trademark or service marks applications, and might have to defend its registered trademark or service marks and pending applications, if any, from challenge by third parties. Enforcing or defending the Company’s registered and unregistered trademarks or service marks might result in significant litigation costs and damages, including the inability to continue using certain marks.

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

In addition, we have faced, and expect to continue to face, competition from new market entrants. Further, there is a risk that our clients may elect to increase their internal resources to satisfy their services needs as opposed to relying on a third-party service provider like us. Moreover, as we expand the scope and reach of our solutions, we may face additional competition. If one or more of our competitors were to merge or partner with other competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively. Increased competition could also result in price reductions, reduced operating margins and loss of our market share. We may be unable to compete successfully with existing or new competitors and competitive pressures may materially adversely affect our business, financial condition, results of operations and prospects.

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

On June 25, 2024, the Company received a written notification letter from Nasdaq Stock Market (“Nasdaq”), notifying the Company that it was not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of US$1.00 per share. In May 2025, the Company approved a one-for-fifteen reverse share split of the Company’s issued and unissued ordinary shares. On June 17, 2025, the Company was notified by Nasdaq that it had regained compliance with the minimum bid price requirement for continued listing on Nasdaq. We cannot assure you that the Company will continue to comply with the requirements for continued listing on the Nasdaq in the future.

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

As of the date of this Annual Report, our Chairman and Chief Executive Officer, Liew Kok Leong, beneficially owns approximately 27.1% of the Company’s voting power. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders. The interests of Liew Kok Leong may not always coincide with our interests or the interests of our other shareholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of our Company. Also, Liew Kok Leong may seek to cause us to take courses of action that, in its judgment, could enhance its investment in us, but which might involve risks to our other shareholders or adversely affect us or our other shareholders. As a result, the market price of our shares could decline, or shareholders might not receive a premium over the then-current market price of our shares upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of our shares because investors may perceive disadvantages in owning shares in a company with significant shareholders.

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

Adverse developments in general business and economic conditions as well as conditions in the global capital market could have an adverse effect on the demand for the Company’s services, the business, and the financial condition and results of operations of the Company and its customers.

Another economic or financial crisis or rapid decline of the consumer economy, significant concerns over energy costs, geopolitical issues, including the ongoing conflict between Ukraine and Russia, recent events in the Middle East, recent trade disputes between the U.S. and other countries resulting in the imposition of increased tariffs on products imported into the U.S., and the availability and cost of credit can contribute to increased volatility, diminished expectations for the economy and the markets, and high levels of structural unemployment by historical standards. Market, political and economic challenges, including dislocations and volatility in the credit markets, general global economic uncertainty, uncertainty or volatility from matters such as the implementation of the governing agenda of President Donald J. Trump, and changes in governmental policy on a variety of matters such as trade, tariffs and manufacturing policies may adversely affect the economy and financial markets, our financial condition, results of operations, and the trading price of our ordinary shares.

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

Subsequently on May 6, 2024, ARB Berhad transferred such 7,503,858 ordinary shares of our Company, or approximately 28.38% of our issued and outstanding ordinary shares to ARB IOT Limited.

On May 14, 2025, the shareholders of the Company approved on the share consolidation of the Company’s issued and unissued ordinary shares at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-twenty (20). On May 29, 2025, the board of directors of the Company approved a one-for-fifteen reverse share split of the Company’s issued and unissued ordinary shares, with a new par value of $0.0015 per share (the “Reverse Split”). Immediately following the completion of the Reverse Split, the Company had 1,765,256 ordinary shares issued and outstanding.

On June 9, 2025, ARB IOT Limited distributed the entire shares it held in the Company to its sole owner, Nexura Solutions Sdn. Bhd. (“Nexura”) (formerly known as ARB Holdings Sdn Bhd). On June 9, 2025, Nexura further distributed such shares to its sole owner, Cahaya Fantasi Sdn Bhd (“Cahaya”). Cahaya subsequently declared a distribution of these shares to its six (6) shareholders in proportion to their respective ownership interests in Cahaya. On June 17, 2025, the six (6) shareholders received their respective portions of these shares of the Company. As a result of these distributions, ARB IOT Limited no longer beneficially owns any ordinary share in the Company.

We operate our business through our indirect subsidiaries in Malaysia. The following diagram illustrates our corporate structure as of June 30, 2025.

 Note:

(1)	ARB Synergy Sdn Bhd became a wholly-owned subsidiary of ARB IOT Group Sdn Bhd via trust deed

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

ARB R&D Sdn. Bhd. (“ARB R&D”) was incorporated in Malaysia as a private company limited by shares on April 2, 2021, with an issued and paid-up capital of RM1 comprising one (1) ordinary share. On December 10, 2024, ARB R&D increased its share capital to RM8,590,001 comprising ten (10) ordinary shares. Following the allotment, ARB Lab directly holds 90% of equity interest in ARB R&D. The remaining shareholding is owned by ARB IOT Group Sdn Bhd. As a result, the Company’s effective equity interest in ARB R&D remains at 100%. The principal activities of ARB R&D are research & development of IT and IoT related software and hardware and investment holding.

ARB Innovation Sdn. Bhd. (“ARB Innovation”) was incorporated in Malaysia as a private company limited by shares on July 5, 2021, with an issued share capital of RM1 comprising one (1) ordinary share. It was acquired by ARB R&D on September 23, 2021. On December 16, 2024, ARB Innovation increased its share capital to RM58,200,649 comprising ten (10) ordinary shares. Following the allotment, ARB R&D directly holds 90% of equity interest in ARB Innovation. The remaining shareholding is owned by ARB IOT Group Sdn Bhd. As a result, the Company’s effective equity interest in ARB Innovation remains at 100%. The principal activities of ARB Innovation are providing hardware, software, product development, installation and training to merchant clients.

ARB R1 Technology Sdn. Bhd. (“ARB R1 Technology”) was incorporated in Malaysia as a private company limited by shares on September 30, 2021, with an issued share capital of RM1 comprising one (1) ordinary share. It was acquired by ARB R&D on May 10, 2022. The principal activities of ARB R1 Technology are research and development on engineering and technology.

ARB Robotic Sdn. Bhd. (“ARB Robotic”) was incorporated in Malaysia as a private company limited by shares on February 8, 2021, with an issued and paid-up capital of RM1 comprising one (1) ordinary share. On June 25, 2021, ARB Robotic increased its paid-up capital to RM100 comprising one hundred (100) ordinary shares whereby ten (10) ordinary shares were allotted to ARB Distribution Sdn. Bhd. (“ARB Distribution) and eighty-nine (89) ordinary shares were allotted to ARB Digital Technology Sdn. Bhd. Consequently, ARB IOT Group Sdn. Bhd. acquired 90% equity interests from ARB Digital Technology Sdn. Bhd. on October 8, 2021. As a result, ARB IOT Group Sdn. Bhd. now directly holds 90% equity interests, and its 51% owned subsidiary ARB Distribution owns the remaining 10% equity interests of ARB Robotic. On May 25, 2023, ARB IOT Group Sdn. Bhd. acquired a 10% equity interest in ARB Robotic from ARB Distribution. As a result, ARB IOT Group Sdn. Bhd. directly holds 100% equity interests in ARB Robotic. On December 10, 2024, ARB Robotic increased its share capital to RM9,380,000 comprising one hundred and one (101) ordinary shares. The principal activities of ARB Robotic are management consultancy services and IT services.

ARB Intelligence Sdn. Bhd. (“ARB Intelligence”) was incorporated in Malaysia as a private company limited by shares on June 21, 2018 with an issued share capital of RM100 comprising one hundred (100) ordinary shares. On April 13, 2021, ARB Intelligence increased its share capital to RM1,000 comprising one thousand (1,000) ordinary shares. Subsequently, ARB Intelligence became a wholly-owned subsidiary of ARB Robotic after ARB Intelligence was acquired by ARB Robotic on July 8, 2021 for 100% of its equity interests. On December 10, 2024, ARB Intelligence increased its share capital to RM53,046,000 comprising one thousand and ten (1,010) ordinary shares. Following the allotment, ARB Robotic directly holds 99% of equity interest in ARB Intelligence. The remaining shareholding is owned by ARB IOT Group Sdn Bhd. As a result, the Company’s effective equity interest in ARB Intelligence remains at 100%. The principal activities of ARB Intelligence are providing information services and management consultancy services.

ARB AI Agro Sdn. Bhd. (“ARB AI Agro”) was incorporated in Malaysia as a private company limited by shares on May 18, 2021, with an issued and paid-up capital of RM1 comprising one (1) ordinary share. On November 30, 2024, ARB AI Agro increased its share capital to RM8,979,999 comprising one (1) ordinary share. The principal activities of ARB AI Agro are investment holding and IT services.

ARB Agro Technology Sdn. Bhd. (“ARB Agro Tech”) was acquired by ARB AI Agro on June 3, 2021 for 90% of its equity interests. On October 12, 2021, ARB AI Agro acquired the remaining 10% equity interests of ARB Agro Tech. Consequently, ARB Agro Tech became a wholly-owned subsidiary of ARB AI Agro. ARB Agro Tech was incorporated in Malaysia as a private company limited by shares on May 27, 2021, with an issued share capital of RM1,000 comprising of one thousand (1,000) ordinary shares. On December 10, 2024, ARB Agro Tech increased its share capital to RM35,016,000 comprising ten (10) ordinary shares. Following the allotment, ARB AI Agro directly holds 99% of equity interest in ARB Agro Tech. The remaining shareholding is owned by ARB IOT Group Sdn Bhd. As a result, the Company’s effective equity interest in ARB Agro Tech remains at 100%. The principal activities of ARB Agro Tech are providing investment holding and IT services.

ARB Synergy Sdn. Bhd. (“ARB Synergy”) was incorporated in Malaysia as a private company limited by shares on April 2, 2021, with an issued and paid-up capital of RM1 comprising of one (1) ordinary share. On July 15, 2024, ARB Synergy became wholly-owned subsidiary of ARB IOT Group Sdn. Bhd. via a trust deed. The principal activities of ARB Synergy are providing IT services and investment holding.

ARB Databook Pte. Ltd. (“ARB Databook”) was incorporated in Singapore on July 1, 2021, as a wholly-owned subsidiary of ARB Synergy with an issued and paid-up capital of RM3.09 comprising of one (1) ordinary share. On January 11, 2024, ARB Databook increased its share capital to RM348.98 comprising one hundred (100) ordinary shares. The principal activities of ARB Databook are development of software and applications.

During the fiscal year ended June 30, 2025, the Company’s subsidiaries - ARB AI Sdn. Bhd., ARBIOT Sdn. Bhd., ARB Techsymbol Sdn. Bhd., ARB Logistic Technologies Sdn. Bhd., ARB WMS Technologies Sdn. Bhd., ARB Information Sdn. Bhd., ARB AI Technology Sdn. Bhd. ARB 5G Sdn. Bhd. and ARB Big Data Sdn. Bhd. – were subject to a strike-off process and were derecognized from the group. These actions were undertaken to streamline business operation and improve the efficiency of the Company’s corporate structure.

4.B. Business Overview

Overview

We are a provider of complete solutions to our clients for the integration of Internet of Things (“IoT”) systems and devices from designing to project deployment. We offer a wide range of IoT systems as well as provide customers a substantial range of services such as system integration and system support service. We deliver holistic solutions with full turnkey deployment from designing, installation, testing and commissioning of various IoT systems and devices as well as integration of automated systems, including installation of wire and wireless and mechatronic works.

Recent new technology trends such as artificial intelligence (AI), cloud computing, 5G, robotic process automation (RPA), IoT and hyper-connectivity continue to transform businesses and drive companies to seek digital changes to meet evolving demands of customers.

We reorganized our operations into two (2) business lines for the fiscal year ended June 30, 2025.

●	IoT Smart Building and Engineering. We provide smart building solutions which include design, procurement, installation, testing, commissioning and sale of various IoT systems, solutions and devices as well as integration of automated systems for smart buildings, including installation of wire and wireless and mechatronic works for property developers and contractors.

We expanded this business line by selling goods and offering engineering solutions to enhance automation, energy efficiency and structural innovation. It encompasses network assessment and design, staged rollouts, and service-level commitments for performance monitoring and optimization, with commercial models for hardware supply, installation, and support.

●	IoT Smart Agriculture and System Development. We carry out services of system development, supply, installation, commissioning, testing and sale of smart systems which include IoT concept and functionality to the existing systems across various industries.

We expanded this business line by selling goods and deploying connected hardware and embedded software to improve productivity, traceability, and automation.

Recent Developments

The Company has recently expanded its AI capabilities and market presence through strategic partnerships, major order acquisition and regional expansion:

●	Strategic AI server solutions partnership. In November 2024, the Company signed a Memorandum of Understanding with ASUSTek Computer Inc. and ServerSphere to collaborate on AI server solutions, under which the Company handles assembly, testing, localization, and global sales.

●	AI Data Centre Experimental Laboratory. In February 2025, the Company signed a Memorandum of Understanding to establish an AI Data Centre Experimental Lab in collaboration with Institute of Visual Informatics of Universiti Kebangsaan Malaysia and Gajah Kapitalan Sdn Bhd (“GKSB”). The lab, equipped with ARB 222 and ARB 333 AI servers, supports AI research, development, and training, aligning with Malaysia’s AI growth initiatives.

●	AI Data Centre Servers Orders. The Company secured a major AI server supply deal worth approximately $45 million with GKSB. Under the agreement, ARB IOT agreed to supply 500 ARB-222 AI servers to support high-performance computing needs in Malaysia. Subsequently, the Company secured another contract worth approximately $53 million, to supply advanced AI data centre server solutions, involving ARB-222 AI servers, to Whizzl Group.

●	Expansion into East Malaysia. The Company appointed Whizzl Sdn Bhd as its exclusive wholesaler and system integrator for Sabah and Sarawak, Malaysia. This expansion aims to strengthen AI adoption in East Malaysia through the distribution of ARB AI workstations and servers, enhancing cloud and edge computing solutions.

●	Strengthening Presence in Smart Farming. In March 2025, the Company secured an order to deploy its AI smart IoT palm farming system across 3,000 acres of plantations in Sabah, Malaysia, which is expected to generate yearly recurring revenue of approximately $20 million. Subsequently, the Company secured an additional order to deploy its AI smart IoT palm farming system across 2,000 acres of plantations in Sabah, Malaysia, which is expected to generate yearly recurring revenue of approximately $13 million. Through real-time monitoring, data analytics, and automation, the system aims to enhance efficiency, boost yield and support sustainable palm oil production.

●	AI-powered fertilizer system with integrated smart AI robots. In March 2025, the Company unveiled its AI-powered fertilizer system with integrated smart AI robots. Featuring unmanned operations, modular design, all-terrain capabilities, and precise positioning, the robots can autonomously manage tasks like spraying, mowing, fertilizing, and delivering across various crops. This system enables precise fertilizer application, reducing waste and environmental impact, and addresses challenges in Malaysia’s aging oil palm plantations, especially in difficult terrains like Sabah and Sarawak.

●	AI-powered plantation mapping system with integrated smart AI drones. In April 2025, the Company announced the introduction of an AI-powered plantation mapping system with integrated smart AI drones. Utilizing advanced imaging, AI, and real-time data analytics, the system offers precision mapping, crop health monitoring, pest detection, and automated spraying.

Our Market Opportunity – ASEAN Region

We mainly focus on IoT growth market in ASEAN region, driven by favorable factors such as rapid urbanization, proliferation of technology and mobile devices and shift from traditional agriculture to IoT agriculture in ASEAN countries. We aim to be one of the top IoT players in the ASEAN region, particularly in the agriculture, property development and logistic industries. We anticipate to collaborate with local partners for IoT products and services to penetrate the local markets of ASEAN countries.

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

We expect to set up a regional center in Singapore to support our IoT business for ASEAN countries. Other than the existing sales offices in Malaysia, we also plan to establish sales representative offices in other major ASEAN cities such as Jakarta, Phnom Penh, Manila, Bangkok, Hanoi and Ho Chi Minh City.

Our Services and Solutions

IoT Smart Building and Engineering

We provide smart building solutions which include design, procurement, installation, testing, commissioning and sale of various IoT systems, solutions and devices as well as integration of automated systems for smart buildings, including installation of wire and wireless and mechatronic works for property developers and contractors.

We expanded this business line by selling goods and offering engineering solutions to enhance automation, energy efficiency and structural innovation. It encompasses network assessment and design, staged rollouts, and service-level commitments for performance monitoring and optimization, with commercial models for hardware supply, installation, and support.

IoT Smart Agriculture and System Development

We carry out services of system development, supply, installation, commissioning, testing and sale of smart systems which include IoT concept and functionality to the existing systems across various industries.

We expanded this business line by selling goods and deploying connected hardware and embedded software to improve productivity, traceability, and automation.

Our Customers and Suppliers

IoT Smart Building and Engineering

Our smart building and engineering business has secured contracts to supply IoT solutions for multi-site and single-site smart building programs, typically encompassing network assessment and design, staged rollouts, and service-level commitments for performance monitoring and optimization, with commercial models that include subscription licenses for software and analytics and fixed-fee or time-and-materials arrangements for hardware supply, installation, and support.

Our offerings include AI-driven Wi-Fi optimization software that dynamically manages network configuration, channel selection, and traffic shaping via cloud analytics and IoT hardware and embedded firmware—sensors, gateways, and edge controllers—for telemetry, occupancy, environmental monitoring, and equipment control, supported by site assessment, systems integration, installation, commissioning, and ongoing support.

We source certain hardware and software required for this business line from various suppliers locally. We do not have any long-term supply agreements.

IoT Smart Agriculture and System Development

Our smart agriculture and system development business focuses on deploying connected hardware and embedded software to improve productivity, traceability, and automation across agricultural supply chains and adjacent field operations. We have secured contracts to supply and integrate IoT vending machines for automated dispensing and inventory management of agricultural inputs and consumables, fixed-wing drones equipped for aerial surveying, crop health monitoring, pest detection, automated spraying, and precision mapping, and programmable IoT devices—including sensors, gateways, and controllers—for telemetry, environmental monitoring, and remote actuation.

We source certain hardware and software required for this business line from various suppliers locally. We do not have any long-term supply agreements.

Our Research and Development

Our R&D team is responsible for the research, design, architecture, development, testing and quality of our software products as well as continued maintenance and improvement of our existing software and IT related solutions. The R&D team is also involved in developing and expanding our technology capabilities. They are also working closely with the industry for improved products, processes, systems and services that aim to increase our clients’ productivity. They provide advice and feedback on our R&D projects, review project feasibility, and share their experience and expertise to drive innovation.

We invest resources in research and development to enhance our existing IT solutions and develop new IT platform and improve our core technology. We expect to continue to expand the capabilities of our technology in the future and to invest significantly in continued research and development efforts.

Our R&D team is able to provide innovative solutions and user-friendly products. We are a customer-centric aggregator (platform and service enabler) who constantly seek to innovate new solutions and keep abreast with the new industry trends through continuous market research and maintain constant communication with the strategic partners.

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

Intellectual Property

We primarily rely on internal procedures with our employees and confidentiality agreements with customers, partners, and others to protect our intellectual property. As of the date of this Annual Report, we own a domain name (www.arbiotgroup.com) and we do not own any patent or copyright registrations in any jurisdiction.

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

Although we operate in an attractive market with a large addressable market size and other companies may introduce new business models, innovations, products or services, we believe our strong research and development competencies, extensive distribution network, large-scale execution capability, robust integration ability, experienced management team and visionary business models power and continuously improve client experience and efficiency and will enable us to capture significant market shares.

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

With effect from October 1, 2025, following the Employees Provident Fund (Amendment) Act 2025, the requirement to contribute has been extended to cover non-Malaysian employees (with valid work or employment passes), in addition to domestic workers. Both the employer and the non-Malaysian employee must contribute at the statutory rate of 2% of monthly wages each.

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

Minimum Wages Order 2024

Pursuant to the Minimum Wages Order 2024, commencing from February 1, 2025, the minimum wage for employees employed by an employer who employs five or more employees or employed by an employer who carries out such prescribed professional activity (regardless of the number of employees employed), shall be RM1,700 a month. The RM1,700 minimum wage will be fully implemented from August 1, 2025 for employers who employ less than five employees other than an employer who carries out a professional activity classified under the Malaysian Standard Classification of Occupations (MASCO) as published by the Ministry of Human Resources. For an employee who is not paid basic wage but is paid wages based only on piece rate, tonnage, task, trip or commission, the rate of monthly wages payable to that employee with effect from August 1, 2025 shall not be less than RM1,700.

Failure to comply with the Minimum Wage Order constitutes an offence under the National Wages Consultative Council Act 2011. For first-time offences, employers can be fined up to RM10,000 per affected employee. If the offence continues after conviction, an additional fine of up to RM1,000 can be imposed for each day the violation continues. Repeat offenders may face a higher fine of up to RM20,000 or imprisonment for up to five years.

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

Regulations on Dividends

Companies Act 2016

The principal legislation governing the distribution of dividends of a Malaysian company is the Companies Act 2016, or the CA. Under the CA, a Malaysian company may only make a distribution to the shareholders out of profits of the company available if the company is solvent. The company, every officer and any other person or individual who contravene this provision commits an offence and shall, on conviction, be liable to imprisonment for a term not exceeding five years or to a fine not exceeding RM3,000,000 or to both.

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

Cyber Security Act 2024

The Cyber Security Act 2024 (the “CSA 2024”) came into force on August 26, 2024 to strengthen Malaysia’s legal framework by focusing on the designation of the National Critical Information Infrastructure (“NCII”) sectors, regulating cybersecurity service providers, and establishing comprehensive procedures for managing cybersecurity incidents. The CSA 2024 emphasizes proactive measures to safeguard critical sectors against cyber threats and mandates compliance from organizations to prevent malicious activities, report cybersecurity incidents, and engage only licensed cybersecurity service providers. The CSA 2024 introduces the concept of NCII, defined as “a computer or computer system which, if disrupted or destroyed, would have a detrimental impact on the delivery of any service essential to the security, defense, foreign relations, economy, public health, public safety, or public order of Malaysia, or on the ability of the Federal Government or any of the State Governments to carry out their functions effectively.” The NCII sectors are as follows: (a) the government: (b) banking and finance; (c) transportation, defense, and national security; (d) information, communication, and digital; (e) healthcare services; (f) water, sewerage, and waste management; (g) energy; (h) agriculture and plantation; (i) trade, industry, and economy; and (j) science, technology, and innovation (collectively, the “NCII Sectors”).

Under the CSA 2024, the NCII Entities are required to conduct regular risk assessments, audits, report any cybersecurity incidents, and adhere to the code of practice established by the relevant NCII sector leads. NCII Entities that fail to comply with relevant regulatory requirements and security measures will face penalties, which can include fines ranging from MYR100,000 to MYR500,000 and/or imprisonment for two to 10 years, depending on the nature and severity of the offence. The CSA 2024 also mandates licensing requirements for cybersecurity providers. These providers, regulated under the CSA 2024, offer the necessary services to help businesses manage their cybersecurity risks and fulfill their obligations under the law.

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

4.C. Organizational Structure

See “4A. History and Development of the Company—Our Corporate Structure” above for details of our organizational structure as of June 30, 2025.

4.D. Plants, Property and Equipment

Our principal executive offices are located at Level 39, Marina Bay Financial Centre Tower 2, 10 Marina Boulevard, 018983 Singapore.

Our subsidiary, ARB Innovation Sdn. Bhd., entered into that certain SQV Co-Working Space Membership Agreement to lease the space at 2F-09, Pusat Perdagangan IOI, No. 1 Persiaran Puchong Jaya Selatan, Bandar Puchong Jaya, 47100 Puchong, Selangor, Malaysia, which has a floor area of 1,518 square feet. The term of the membership is from September 1, 2023 to August 31, 2024, and the monthly membership fee is RM3,825 (approximately $819). Subsequently, the membership was terminated on June 30, 2024.

In addition, we have leased office premises at No. 17-03, Q Sentral, 2A, Jalan Stesen Sentral 2, Kuala Lumpur Sentral, 50470 Kuala Lumpur, Malaysia. The initial term began on August 1, 2021 and expired on April 30, 2023, with an option to renew for an additional two years. On August 1, 2023, we renewed the lease which was to expire on July 31, 2025 and maintained an option to renew for an additional two years. We have further renewed the lease which will expire on July 31, 2027. The monthly rental fee is RM11,000 (approximately $2,610).

Also, we have rented a virtual office located at Level 39, Marina Bay Financial Centre Tower 2, 10 Marina Boulevard, 018983 Singapore. The monthly rental fee was SGD150 with a 20% discount. The initial term was from June 9, 2023 to June 8, 2024 and will automatically renew unless a termination notice is provided one month in advance. The monthly rental rate has increased to SGD165.

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

5.A. Operating Results

Overview

We are a provider of complete solutions to our clients for offering of IoT systems and devices from designing to project deployment and our mission is to become a leading player in the IoT landscape in the ASEAN region. We offer a wide range of IoT systems as well as provide customers a substantial range of services such as system integration and system support service. We deliver holistic solutions with full turnkey deployment from designing, installation, testing, and commissioning of various IoT systems and devices as well as integration of automated systems, including installation of wire and wireless and mechatronic works.

Recent new technology trends such as artificial intelligence, cloud computing, 5G, robotic process automation, IoT and hyper-connectivity continue to transform businesses and drive companies to seek digital changes to meet evolving demands of customers.

We reorganized our operations into two (2) business lines for the year ended June 30, 2025.

●

IoT Smart Building and Engineering. We provide smart building solutions which include design, procurement, installation, testing, commissioning and sale of various IoT systems, solutions and devices as well as integration of automated systems for smart buildings, including installation of wire and wireless and mechatronic works for property developers and contractors.

We expanded this business line by selling goods and offering engineering solutions to enhance automation, energy efficiency and structural innovation. It encompasses network assessment and design, staged rollouts, and service-level commitments for performance monitoring and optimization, with commercial models for hardware supply, installation, and support.

●

IoT Smart Agriculture and System Development. We carry out services of system development, supply, installation, commissioning, testing and sale of smart systems which include IoT concept and functionality to the existing systems across various industries.

We expanded this business line by selling goods and deploying connected hardware and embedded software to improve productivity, traceability, and automation.

Principal Factors Affecting Our Financial Performance

Our business, results of operations and financial condition are affected by general factors driving Malaysia’s economy, the IoT industry, and the markets where our customers operate such as property development, agriculture and logistics sectors. These factors include urbanization rate, levels of per capita disposable income, levels of consumer spending, rate of internet and mobile penetration, development of technologies such as 5G and cloud computing, domestic and international supply chain stability, overall enterprise spending, and other general economic conditions in Malaysia that affect consumption and business activities in general.

Our business results are more directly affected by the following factors:

Our ability to secure IoT projects. The operations of our IoT Smart Building and Engineering, and IoT Smart Agriculture and System Development business lines are on a project-by-project basis. We engage in providing system development, supply, installation, commissioning, testing and sale of smart systems that include IoT concept and functionality onto existing systems across various industries. We believe there are significant untapped opportunities to win new large enterprises across different industries in Malaysia and the ASEAN region. In addition to large enterprises, we also seek to work with smaller, fast-growing companies that require a different set of services that allow us to test new offerings and develop new capabilities.

Our customers’ financial condition and ability to make payments. Our customers generally purchase our products on credit, and as a result, our results of operations and financial condition may be adversely affected if our customers experience financial difficulties. We provide a long credit period of approximately 210 days to some large customers to secure contracts from them. Although we had significant amounts of accounts receivable as of the end of fiscal 2025, we were able to collect all of such accounts receivable subsequently. We manage credit risk related to our customers by performing periodic evaluations of credit worthiness and applying other credit risk monitoring procedures.

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

Key Components of Results of Operations

Revenue

Our revenue mainly consists of sales of (i) IoT systems, devices and engineering solutions and (ii) system development solutions from IoT Smart Building & Engineering and IoT Smart Agriculture & System Development for the fiscal year ended June 30, 2025. Revenue from sale of goods is recognized at a point in time when the Group satisfies a performance obligation by transferring a promised good (i.e. an asset) to a customer. An asset is transferred as and when a customer obtains control of that asset which coincides with the delivery of goods and acceptance by the customer. There is no material right of return and warranty provided to the customers on the sale of goods and there is no significant financing component in the revenue arising from sale of goods as the sales are made on the normal credit terms.

We carry out services of system development, supply, installation, commissioning, testing and sale of smart systems which include IoT concept and functionality to the existing systems across various industries. The majority of the sale of goods contracts relate to the sale of IoT network hardware and IoT vending machines.

Cost of Revenue

Cost of Sales of Goods

Cost of sales of goods mainly consists of cost of products purchased from third party suppliers.

Total Expenses

Total expenses consist of depreciation expenses, personnel expenses, general administrative expenses, other operating expenses and interest expense of lease liabilities.

Other Income

Other Income consists of bank interest income.

Tax Expenses

Malaysian income tax is calculated at the statutory tax rate of 24% regarding the estimated taxable profit for the fiscal years.

Results of Operations

Year Ended June 30, 2025 Compared to Year Ended June 30, 2024

	For the years ended June 30,				Change
	2024 (in thousands)		2025 (in thousands)		Amount (in thousands)	Amount (in thousands)%
	RM	USD	RM	USD	RM	USD

Revenue	58,187	$12,323	197,320	$46,814	139,133	$34,491	239
Cost of sales	(78,522)	(16,629)	(205,466)	(48,746)	(126,944)	(32,117)	162
Gross (loss)/profit	(20,335)	(4,306)	(8,146)	(1,932)	12,189	2,374	(60)
Total expenses	(46,782)	(9,907)	(65,063)	(15,436)	(18,281)	(5,529)	39
Other income	1,608	341	1,105	262	(503)	(79)	(31)
Loss before tax	(65,509)	(13,872)	(72,104)	(17,106)	6,595	(3,234)	10
Tax expenses	10,821	2,292	735	174	(10,086)	(2,118)	(93)
Loss for the financial year, representing total comprehensive loss for the year	(54,688)	(11,580)	(71,369)	(16,932)	(16,681)	(5,352)	30
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operation	278	59	(2,441)	(579)	(2,719)	(638)	(978)
Total comprehensive loss for the year	(54,410)	$(11,521)	(73,810)	$(17,511)	(19,400)	$(5,990)	36

Revenue. For the year ended June 30, 2025, the revenue increased by RM139.1 million ($34.5 million) or 239% to RM197.3 million ($46.8 million), when compared with RM58.2 million ($12.3 million) for the year ended June 30, 2024, primarily due to the sales of IoT vending machine and IoT network hardware.

The following table sets forth the breakdown of our revenue by business lines.

	For the years ended June 30,
	2024 (in thousands)		2025 (in thousands)
	RM	USD	RM	USD
IoT Smart Building and Engineering	470	$100	96,350	$22,859
IoT Gadget Distribution	5,717	1,211	-	-
IoT Smart Agriculture and System Development	52,000	11,012	100,970	23,955
Total	58,187	$12,323	197,320	$46,814

Revenue from IoT Smart Building and Engineering was RM96.4 million ($22.9 million) for the year ended June 30, 2025 compared to RM0.5 million ($0.1 million) for the year ended June 30, 2024, an increase of RM95.9 million ($22.8 million). The increase was primarily attributed to additional sales from AI Wi-Fi Optimisation.

Revenue from IoT Smart Agriculture and System Development was RM101.0 million ($24.0 million) for the year ended June 30, 2025 compared to RM52.0 million ($11.0 million) for the year ended June 30, 2024, an increase of RM49.0 million ($12.9 million) or 94.2%. The increase was primarily due to the increase in sales from IoT vending machine and IoT network hardware.

The business line of IoT Gadget Distribution was disposed of on October 6, 2023 due to its insignificant profit generation.

Cost of revenue. For the year ended June 30, 2025, the cost of revenue increased by RM126.9 million ($32.1 million) or 161.7% to RM205.5 million ($48.7 million), when compared with RM78.5 million ($16.6 million) for the year ended June 30, 2024 which was in line with the increase in revenue.

	For the years ended June 30,
	2024 (in thousands)		2025 (in thousands)
	RM	USD	RM	USD
IoT Smart Building and Engineering	300	$64	91,700	$21,755
IoT Gadget Distribution	4,532	960	-	-
IoT Smart Agriculture and System Development	73,690	15,605	113,766	26,991
Total	78,522	$16,629	205,466	$48,746

Other income. For the year ended June 30, 2025, the other income decreased by RM0.5 million ($0.08 million) or 31.3% to RM1.1 million ($0.3 million), when compared with RM1.6 million ($0.3 million) for the year ended June 30, 2024, mainly due to the decrease of interest income received during the financial year.

	For the years ended June 30,
	2024 (in thousands)		2025 (in thousands)
	RM	USD	RM	USD
Interest	1,608	$341	957	$227
Others	-	-	148	35
Total	1,608	$341	1,105	$262

Total expenses. For the year ended June 30, 2025, the total expenses increased to RM65.1 million ($15.4 million) from RM46.8 million ($9.9 million) for the year ended June 30, 2024, an increase of RM18.3 million ($5.5 million) or 39.1%. It was mainly due to the increase in depreciation of plant and equipment and amortization during the year.

	For the years ended June 30,
	2024 (in thousands)		2025 (in thousands)
	RM	USD	RM	USD
Depreciation	28,435	$6,022	28,433	$6,746
Amortization	3,186	675	3,186	756
Personnel	4,781	1,012	3,211	761
General administrative	10,019	2,122	3,187	756
Other operating expenses	351	74	301	71
Impairment losses	-	-	26,741	6,344
Finance cost	10	2	4	1
Total	46,782	$9,907	65,063	$15,435

Tax expenses. For the year ended June 30, 2025, there was income tax recovery of RM0.7 million ($0.2 million) as compared to income tax recovery of RM10.8 million ($2.3 million) for the year ended June 30, 2024. The decrease in tax recovery was mainly due to under-provision of deferred tax expenses in the prior year, as well as the utilization of capital allowance and unabsorbed business losses carried forward from prior years.

Loss for the year. For the year ended June 30, 2025, the loss is RM71.4 million ($16.9 million) compared with the loss of RM54.7 million ($11.6 million) for the year ended June 30, 2024. The loss for the year ended June 30, 2025 was due to a significant increase in the operating expenses during the financial year.

Year Ended June 30, 2024 Compared to Year Ended June 30, 2023

	For the years ended June 30,				Change
	2023 (in thousands)		2024 (in thousands)		Amount (in thousands)	Amount (in thousands)%
	RM	USD	RM	USD	RM	USD

Revenue	242,132	$51,860	58,187	$12,323	(183,945)	$(39,537)	(76.0)
Cost of sales	(192,212)	(41,168)	(78,522)	(16,629)	113,690	24,539	(59.1)
Gross profit/(loss)	49,920	10,692	(20,335)	(4,306)	(70,255)	(14,998)	(140.7)
Total expenses	(28,814)	(6,172)	(46,782)	(9,907)	(17,968)	(3,735)	62.4
Other income	787	169	1,608	341	821	172	104.3
Profit/(loss) before tax	21,893	4,689	(65,509)	(13,872)	(87,402)	(18,561)	(399.2)
Tax expenses	5,644	1,209	10,821	2,292	5,177	1,083	91.7
Profit/(loss) for the financial year, representing total comprehensive income/(loss) for the year	27,537	5,898	(54,688)	(11,580)	(82,225)	(17,478)	(298.6)
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operation	1,100	236	278	59	(822)	(177)	(75)
Total comprehensive income/(loss) for the year	28,637	$6,134	(54,410)	$(11,521)	(83,047)	$(17,655)	(291.4)

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

5.B. Liquidity and Capital Resources

As of June 30, 2025, we had cash and bank balances of RM32.6 million ($7.7 million). To date, we have financed our operations primarily through net cash flow from operations, loans and shares issued for cash.

The following table sets forth a summary of our cash flows for the years ended:

	Years Ended June 30,
	2023 (Restated) (in thousands)		2024 (Restated) (in thousands)		2025 (in thousands)
	RM	USD	RM	USD	RM	USD
Net cash provided by operating activities	53,649	$11,491	55,087	$11,666	785	$186
Net cash (used in)/provided by investing activities	(71,609)	(15,337)	(28,655)	(6,068)	1,063	252
Net cash provided/(used in) by financing activities	44,873	9,611	(49,533)	(10,490)	(132)	(31)
Effect of currency translation	1,099	235	278	59	(2,441)	(579)
Net increase/(decrease) in cash and cash equivalent	26,913	$5,764	(23,101)	$(4,892)	1,716	$407

Operating Activities

Operating activities provided RM0.8 million ($0.2 million) in cash for the year ended June 30, 2025, compared to RM55.1 million ($11.7 million) in cash for the year ended June 30, 2024. The decrease in cash provided from operating activities for the year ended June 30, 2025 is due to increase in credit sales in receivables for the year ended June 30, 2025, when compared to the year ended June 30, 2024.

Operating activities provided RM55.1 million ($11.7 million) in cash for the year ended June 30, 2024 compared to cash provided by operating activities of RM53.6 million ($11.5 million) for the year ended June 30, 2023. The increase in cash generated from operating activities was primarily due to improvement in collection of receivables and credit term from payables for the year ended June 30, 2024, when compared to the year ended June 30, 2023.

Investing Activities

The cash generated from investing activities for the year ended June 30, 2025 was RM1.1 million ($0.3 million), which is an increase of 103.71% compared to cash used in investing activities of RM28.7 million ($6.1 million) in the year ended June 30, 2024. The increase is due to withdrawal of fixed deposit.

The cash used in investing activities for the year ended June 30, 2024 was RM28.7 million ($6.1 million) compared to RM71.6 million ($15.3 million) for the year ended June 30, 2023. The decrease in cash used in investing activities for the year ended June 30, 2024, was mainly due to additional of purchase of property, plant and equipment for the year ended June 30, 2024.

Financing Activities

Cash flows used in financing activities for the year ended June 30, 2025 was RM0.1 million ($0.03 million) compared to cash flows used in financing activities for the year ended June 30, 2024 which is RM49.5 million ($10.5 million).

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

 The initial cost recognition was taken the following basis into consideration:

●	the expected cash flows received by Digital Agrophonic Sdn Bhd (“DASB”) derived from the execution of the Supply/Service Agreements, whereby DASB is authorized to sell, promote, market the products and drone services to customers net present value of such cash flows. Subsequent to the execution of the Reseller and Drone Service Agreement, DASB has signed the Supply Agreement and Service Agreement for:

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

(ii)	The administrative and operation costs, except for salary and other staff costs, are expected to increase by 3% annually. The salary and other staff costs are expected to increase by ranging from 3% - 9% within these ten (10) years.

(iii)	The statutory tax rate is based on Malaysia’s corporate tax rate of 24%.

(iv)	There will be no significant changes to the prevailing national economic and political conditions or other abnormal changes and elsewhere.

(v)	There will be no significant changes in the present legislation or government regulations affecting the activities of DASB.

(vi)	There will be no major breakdown or disruption in the operations., arising from industrial disputes, shortages in labor, social, economic and political changes or other abnormal factors that will adversely affect the activities of DASB.

(vii)	There will be no unusual events or transactions that will materially affect the operations or results of DASB.

(viii)	There will be no legal proceedings against DASB which will adversely affect the activities or performance of DASB or give rise to any contingent liabilities., which will materially affect the position or business of DASB.

(ix)	There will be no adverse effects from weather conditions, industrial accidents or other similar occurrence, climatic diseases, wars, terrorist attacks, and other natural risks, both domestically and internationally, that may affect the operations, income and expenditure of DASB.

(x)	DASB meets all the regulations and standards prescribed by the authorities.

(xi)	There will be not any substantial impairment to the carrying value of DASB’s non-current assets.

(xii)	Pre-tax discount rate of 13.20% per annum has been applied in determining the initial cost recognition.

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

Amortization is calculated to write down the cost of the assets to their residual values on a straight-line basis over their estimated useful lives. The estimated useful lives represent common life expectancies applied in the various business segments of the Company. The principal annual rates used are 20%.

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

Pre-tax discount rate of 11.34% to 13.20% (2024: 4.09%) per annum has been applied in determining the recoverable amount of the CGUs.

(iv)	Profit margin

Profit margins are projected based on the historical profit margin achieved or predetermined profit margin for the CGUs.

With regards to the assessment of the value-in-use of the CGU relating to goodwill, no impairment loss was recognized for the intangible assets on consolidation for current financial year as its recoverable value was in excess of its carrying values.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Liew Kok Leong	52	Chairman of the Board and Chief Executive Officer
(Addy) Ng Kok Wah	47	Chief Financial Officer and Director
(Kevin) Khor Chin Meng	53	Independent Director
(Julia) Yuen Ya Ting	45	Independent Director
Noor Amalina Binti Ali	36	Independent Director

Liew Kok Leong. Mr. Liew has been our Chairman of the Board of Directors and Chief Executive Officer since our inception. He is primarily responsible for setting the business direction and overseeing the business development, finance and corporate strategy functions of us. He graduated in 1996 with a Bachelor of Science with Distinction in Electronic and Electrical Engineering from The Robert Gordon University. Subsequently in 1998, he obtained a Master of Science in Communication Systems from University of Wales Swansea. Mr. Liew is a businessman and entrepreneur, having a wide spectrum of business with more than twenty (20) years of experience in information technology, manufacturing, telecommunication, property development and venture capital investment through his investments in public and private limited corporations. Liew Kok Leong has redesignated positions from Executive Director to Non-Executive Director on December 7, 2023. Subsequently, Liew Kok Leong has resigned as Non-Executive Director of Ageson Berhad on March 22, 2024. Liew played an active role in product development and innovation, which had contributed significantly to our Company, and he was awarded in the Master Entrepreneur Category from the Asia Pacific Enterprise Award 2020. He has been a Professional Technologist (in electrical and electronics technology) registered and recognized by Malaysia Board of Technologist since September 2022 as well as a Graduate Engineer (in Electronic) registered with the Board of Engineer Malaysia since October 2022.

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

6.B. Compensation of Board Members and Executives

For the fiscal year ended June 30, 2025, the aggregate cash compensation and benefits paid to our directors and executive officers amounted to approximately $0.4 million. None of our directors or executive officers received any equity awards, including stock options, restricted shares, or other equity incentives during the year ended June 30, 2025.

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

Audit Committee

Our audit committee consists of three independent directors, namely (Kevin) Khor Chin Meng, (Julia) Yuen Ya Ting and Noor Amalina Binti Ali, and is chaired by (Kevin) Khor Chin Meng. Our board of directors has determined that each of the directors satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605©(2) of the Nasdaq Marketplace Rules. We have determined that (Kevin) Khor Chin Meng qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the consolidated financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of three independent directors, namely (Kevin) Khor Chin Meng, (Julia) Yuen Ya Ting and Noor Amalina Binti Ali, and is chaired by Noor Amalina Binti Ali. Our board of directors has determined that each of the directors satisfies the “independence” requirements of Rule 10C-1 under the Exchange Act and Rule 5605(d)(2) of the Nasdaq Marketplace Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

6.D. Employees

As of June 30, 2025, 2024 and 2023, we had a total of 9, 13 and 53 full-time employees located in Malaysia to support our business operations, respectively. In 2024, we restructured our human resources model by engaging outsourcing vendors to support our business operations, align capacity with customer requirements, and enhance scalability while maintaining cost discipline and long-term operational sustainability.

The following table sets forth the number of our employees by function as of June 30, 2025:

Function	Number of Employees	Percentage
Management	4	45%
IoT Technical Team	2	22%
Finance	2	22%
HR and Admin Assistant	1	11%
Total	9	100%

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

6.E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this Annual Report by:

●	each person who is known by us to beneficially own 5% or more of each class of our voting securities;

●	each of our current directors and each member of our senior management; and

●	all of our directors and senior management as a group.

	Number(1)	Percent of Class(2)
Directors and Executive Officers:
Liew Kok Leong, CEO and Chairman(3)	478,024	27.1%
(Addy) Ng Kok Wah, CFO and Director	-	-
(Kevin) Khor Chin Meng, Director	94	*
(Julia) Yuen Ya Ting, Director	-	-
Noor Amalina Binti Ali, Director	-	-
All directors and executive officers as a group (5 persons)	478,118	27.1%

Other Principal Shareholders:
Ukay One Sdn. Bhd.(3)	326,842	18.5%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the ordinary shares. For each beneficial owner above, any options or other convertible securities exercisable or issuable within 60 days have been included in the denominator.

(2)	Based on 1,765,256 ordinary shares that are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of the date of this Annual Report.

(3)	Includes 151,182 ordinary shares that are held by Liew Kok Leong directly and 326,842 ordinary shares that are held by Ukay One Sdn. Bhd. (“Ukay One”). Ukay One is a company limited by shares under the laws of Malaysia. Liew Kok Leong and his wife, Lim Lee Kian, are directors of Ukay One and each hold 50% equity interests of Ukay One.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

7.B. Related Party Transactions

Unless otherwise noted, the following is a description of related party transactions we have entered into since July 1, 2024, with any of the members of our board of directors, any executive officer, any holder of more than 5% of our ordinary shares at the time of such transaction, or any members of their immediate family, that had or will have a direct or indirect material interest, other than compensation arrangements, which are described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

For the year ended June 30, 2025 and 2024, the Company leased space in an office building from a related party, VNH One Sdn. Bhd., a company with Liew Kok Leong as a director on its board. This incurred expenses of RM0.1 million ($0.03 million) for each respective year.

On July 15, 2024, the Company entered into a Service Agreement with ARB IOT Limited, a Cayman Islands exempted company that directly held approximately 28.38% of the Company’s issued and outstanding ordinary shares until June 9, 2025 (“AIL”). Pursuant to the agreement, the Company agreed to provide platform as a service to AIL. The duration of the agreement is five (5) years, commencing from July 15, 2024. The subscription service fee payable to the Company is $7.0 million per year. On March 5, 2025, the Company received a termination letter from AIL stating that due to a strategic change in its business direction and operational priorities, AIL had decided to terminate the Agreement, effective March 6, 2025 in accordance to the termination provisions of the Agreement.

On August 1, 2025, Ukay One, an entity controlled by our Chief Executive Officer and Chairman, Liew Kok Leong, and his wife, acquired 86,288 ordinary shares on the open market using its personal funds at market price. On August 4, 2025, Ukay One acquired an additional 54,395 ordinary shares on the open market using its personal funds at market price. On August 5, 2025, Ukay One acquired an additional 77,786 ordinary shares on the open market using its personal funds at market price.

We do not currently expect to enter into any additional agreements or other transactions with any of our directors, officers or other affiliates. Any transactions with directors, officers or other affiliates will be subject to the requirements of Sarbanes-Oxley and SEC rules and regulations.

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

10.B. Memorandum and Articles of Association

Summaries of material provisions of our memorandum and articles of association currently in effect and of the Companies Act, insofar as they relate to the material terms of our ordinary shares, are contained in Exhibit 2.1 to this Annual Report which are incorporated herein by reference.

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

Inflation

To date, inflation in Malaysia has not materially impacted our results of operations. According to the Department of Statistics Malaysia Official Portal, the year-over-year percent changes in the consumer price index for 2022 was increase of 3.4%; and for 2023, increase of 2.4%, and for 2024, increase of 2.0%. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Malaysia. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalent, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in Malaysia.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our security holders, except that the Company conducted a one-for-fifteen reverse share split of the Company’s issued and unissued ordinary shares in May 2025, in order to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Stock Market. As a result of the reverse split, the number of the Company’s authorized ordinary shares was reduced to 33,333,333 shares, and the par value per share increased to USD0.0015.

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

As of June 30, 2025, we had fully utilized the net proceeds from our IPO, which were used primarily for strategic investment, research and development, working capital and general corporate purposes, consistent with the intended use described in our final prospectus filed with the SEC on April 6, 2023, pursuant to Rule 424(b).

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

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of June 30, 2025. Based on that evaluation, our management, including our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

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

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2025. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring.

Based on this evaluation, Liew Kok Leong, our Chief Executive Officer, and (Addy) Ng Kok Wah, our Chief Financial Officer, concluded that the Company’s internal control over financial reporting as of June 30, 2025 was effective.

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

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to the Company for fiscal years ended June 30, 2025 and 2024 by AOGB CPA Limited, the Company’s principal accounting firm.

	For the year ended June 30,
	2025	2024
	USD	USD
Audit Fees	$125,000	$220,000
Audit-Related Fees	$-	$75,000
Tax Fees	$-	$-
All Other Fees	$-	$-
Total	$125,000	$295,000

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

None.

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

Our Cayman counsel has provided relevant letters to Nasdaq certifying that under Cayman law, we are not required to seek shareholders’ approval in certain circumstances.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company continues to adhere to insider trading policies and procedures adopted on May 21, 2024, which governs the purchase, sale, and other dispositions of its securities by directors, officers, and employees. This policy remains in effect and is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and U.S. federal, state, and foreign securities laws. A copy of the ARB IOT Group Limited Insider Trading Policy is attached as Exhibit 11.2 to this annual report.

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

For additional information on our cybersecurity risks, please see Item 3 “Key information - D. Risk Factors.”

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited financial statements are included as the “F” pages attached to this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with IFRS.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to Registration Statement on Form F-1/A filed on March 27, 2023)
1.2	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to Registration Statement on Form F-1/A filed on March 27, 2023)
1.3*	Secretary’s Certificate of the Registrant regarding share consolidation effective on June 2, 2025
2.1*	Description of Securities Pursuant to Section 12 of the Exchange Act as of June 30, 2025
2.2	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.1 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.2†	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.2 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.3	Tenancy Agreement between ARB Intelligence Sdn. Bhd. and VNH One Sdn. Bhd., dated March 3, 2021 (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.4	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.5	Service Agreement by and between the registrant and ARB IOT Limited, dated July 15, 2024 (incorporated by reference to Exhibit 99.1 to Form 6-K filed on July 15, 2024)
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Ethics and Business Conduct of the Registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1/A filed on March 27, 2023)
11.2	Insider Trading Policy of the registrant (incorporated by reference to Exhibit 11.2 to the Annual Report on Form 20-F filed on October 30, 2024)
12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of AOGB CPA Limited
97.1	Clawback Policy of the registrant (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F filed on October 30, 2024)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.
†	Executive Compensation Plan or Agreement

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARB IOT GROUP LIMITED

Date: October 31, 2025	By:	/s/ Liew Kok Leong
	Name:	Liew Kok Leong
	Title:	Chief Executive Officer (Principal Executive Officer)

To:	The Board of Directors and Shareholders of
ARB IOT Group Limited

Report of Independent Registered Public Accounting Firm

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of ARB IOT Group Limited and its subsidiaries (collectively the “Group”) as of June 30, 2025 and 2024, and the related consolidated statements of operations and other comprehensive (loss)/income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter - Restatement

As discussed in Note 24 to the consolidated financial statements, the accompanying consolidated statement of cash flows for the years ended June 30, 2024 and 2023 have been restated to correct misstatements. Our opinion on the consolidated financial statements is not modified in respect of this matter.

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

/s/ AOGB CPA Limited

Hong Kong, Hong Kong

October 31, 2025

We have served as the Group’s auditor since 2024.

AOGB CPA Limited, Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong

Tel: 2152-2238, Website: www.aogb.com

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 2025, 2024 AND 2023

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of June 30, 2025	As of June 30, 2024	As of June 30, 2025
	Note	RM	RM	USD
Assets
Non-current assets
Property, plant and equipment	4	78,010,660	113,296,534	18,507,867
Right-of-use asset	5	10,382	134,954	2,463
Intangible assets	6	53,758,340	88,759,218	12,754,055
Total non-current assets		131,779,382	202,190,706	31,264,385

Current assets
Trade receivables, net	7	41,820,000	27,846,000	9,921,708
Other receivables, deposits and prepayments, net	8	175,310	9,473,193	41,592
Current tax asset		31,944	38,559	7,578
Cash and bank balances	9	32,636,917	33,361,224	7,743,041
Total current assets		74,664,171	70,718,976	17,713,919

Total assets		206,443,553	272,909,682	48,978,304

Liabilities

Current liabilities
Trade payables	10	9,220,900	300,000	2,187,639
Other payables and accruals	11	533,170	1,130,017	126,493
Lease liabilities, operating lease	5	10,954	127,945	2,599
Current tax liability		4,553	26,674	1,080
Total current liabilities		9,769,577	1,584,636	2,317,811

Non-current liabilities
Lease liabilities, operating lease	5	-	10,954	-
Deferred tax liabilities	12	6,466,803	7,237,031	1,534,236
Total non-current liabilities		6,466,803	7,247,985	1,534,236

Total liabilities		16,236,380	8,832,621	3,852,047

Net assets		190,207,173	264,077,061	45,126,257

Equity

Share capital
Ordinary shares, par value USD0.0015 per share; 33,333,333 shares authorized; 1,765,256 and 1,765,256 shares issued and outstanding as of June 30, 2025 and 2024, respectively *	13	23,308,795	23,308,795	5,529,963
Reserves		166,897,978	240,767,866	39,596,199
Equity attributable to owners of the Company		190,206,773	264,076,661	45,126,162
Non-controlling interests	14	400	400	95
Total equity		190,207,173	264,077,061	45,126,257

*	Retrospectively restated for effect of reverse share split at a ratio 1 for 15 on May 29, 2025 as disclosed in Note 13.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE (LOSS)/INCOME

		For the year ended
		June 30, 2025	June 30, 2024	June 30, 2023	June 30, 2025
	Note	RM	RM	RM	USD

Revenue	15	197,320,000	58,186,647	242,132,250	46,813,760
Cost of sale		(205,465,899)	(78,522,495)	(192,212,350)	(48,746,358)
Gross (loss)/profit		(8,145,899)	(20,335,848)	49,919,900	(1,932,598)
Other income		1,104,781	1,608,048	787,233	262,107
Administrative expenses		(38,017,105)	(46,419,993)	(28,758,170)	(9,019,478)
Other operating expenses		(300,668)	(351,377)	(51,724)	(71,333)
Impairment losses		(26,741,426)	-	-	(6,344,348)
Finance costs		(4,055)	(10,307)	(4,235)	(962)
(Loss)/profit before tax	16	(72,104,372)	(65,509,477)	21,893,004	(17,106,612)
Tax expense	17	734,553	10,820,643	5,644,221	174,271
(Loss)/profit for the financial year		(71,369,819)	(54,688,834)	27,537,225	(16,932,341)

Other comprehensive (loss)/income for the financial year, net of tax
Items that may be reclassified subsequently to profit or loss:
(Loss)/gain on foreign currency translation		(2,440,668)	278,449	1,100,195	(579,043)
Total comprehensive (loss)/income for the financial year		(73,810,487)	(54,410,385)	28,637,420	(17,511,384)
(Loss)/profit for the financial year attributable to:
Owners of the Company		(71,369,819)	(54,999,680)	25,834,757	(16,932,341)
Non-controlling interests	14	-	310,846	1,702,468	-
		(71,369,819)	(54,688,834)	27,537,225	(16,932,341)
Total comprehensive (loss)/income attributable to:
Owners of the Company		(73,810,487)	(54,721,231)	26,934,952	(17,511,384)
Non-controlling interests		-	310,846	1,702,468	-
		(73,810,487)	(54,410,385)	28,637,420	(17,511,384)

Weighted average number of shares outstanding:
Basic *	18	1,765,256	1,765,256	1,471,944	1,765,256
Diluted *	18	1,765,256	1,765,256	1,471,944	1,765,256

(Loss)/earnings per share attributable to Owners of the Company:
Basic *	18	(40.43)	(31.16)	17.55	(9.59)
Diluted *	18	(40.43)	(31.16)	17.55	(9.59)

*	Retrospectively restated for effect of reverse share split at a ratio 1 for 15 on May 29, 2025 as disclosed in Note 13.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

						Total
	Share capital			Exchange		attributable	Non-
	Number of		Capital	translation	Retained	to owners of	controlling	Total
	shares*	Amount	contribution	reserve	earnings	the Company	interests	equity
		RM	RM	RM	RM	RM	RM	RM

Balance at June 30, 2022	667,709	4,416	192,175,283	(6)	101,972,912	294,152,605	342,343	294,494,948
Profit for the financial year	-	-	-	-	25,834,757	25,834,757	1,702,468	27,537,225
Gain on foreign currency translations	-	-	-	1,100,195	-	1,100,195	-	1,100,195
Total and other comprehensive income	-	-	-	1,100,195	25,834,757	26,934,952	1,702,468	28,637,420
Transaction with Owners
Reclassification of capital contribution to liabilities	-	-	(27,600,000)	-	-	(27,600,000)	-	(27,600,000)
Effect of accretion of interest in subsidiaries	-	-	-	-	1,951,653	1,951,653	(1,951,653)	-
Issuance of shares	1,097,547	23,304,379	-	-	-	23,304,379	-	23,304,379
Merger reserve from common control	-	-	-	-	10	10	-	10
Redemption of non-convertible redeemable preference shares by non-controlling interest of a subsidiary	-	-	-	-	-	-	1,000	1,000
Total transaction with Owners	1,097,547	23,304,379	(27,600,000)	-	1,951,663	(2,343,958)	(1,950,653)	(4,294,611)
Balance at June 30, 2023	1,765,256	23,308,795	164,575,283	1,100,189	129,759,332	318,743,599	94,158	318,837,757

*	Retrospectively restated for effect of reverse share split at a ratio 1 for 15 on May 29, 2025 as disclosed in Note 13.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

						Total
	Share capital			Exchange		attributable	Non-
	Number of		Capital	translation	Retained	to owners of	Controlling	Total
	shares*	Amount	contribution	reserve	earnings	the Company	interests	equity
		RM	RM	RM	RM	RM	RM	RM

Balance at June 30, 2023	1,765,256	23,308,795	164,575,283	1,100,189	129,759,332	318,743,599	94,158	318,837,757
Loss for the financial year	-	-	-	-	(54,999,680)	(54,999,680)	310,846	(54,688,834)
Gain on foreign currency translations	-	-	-	278,449	-	278,449	-	278,449
Total and other comprehensive loss	-	-	-	278,449	(54,999,680)	(54,721,231)	310,846	(54,410,385)
Transaction with Owners
Acquisition of equity interest in subsidiaries	-	-	-	-	-	-	(49,000)	(49,000)
Effect of accretion of interest in subsidiaries	-	-	-	-	54,293	54,293	(54,293)	-
Disposal of subsidiaries	-	-	-	-	-	-	(300,311)	(300,311)
Redemption of non-convertible redeemable preference shares by non-controlling interest of a subsidiary	-	-	-	-	-	-	(1,000)	(1,000)
Total transaction with Owners	-	-	-	-	54,293	54,293	(404,604)	(350,311)
Balance at June 30, 2024	1,765,256	23,308,795	164,575,283	1,378,638	74,813,945	264,076,661	400	264,077,061

*	Retrospectively restated for effect of reverse share split at a ratio 1 for 15 on May 29, 2025 as disclosed in Note 13.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital				Exchange		Total attributable	Non-
	Number of		Capital	Other	translation	Retained	to owners of	controlling	Total
	shares*	Amount	contribution	reserve	reserve	earnings	the Company	interests	equity
		RM	RM	RM	RM	RM	RM	RM	RM

Balance at June 30, 2024	1,765,256	23,308,795	164,575,283	-	1,378,638	74,813,945	264,076,661	400	264,077,061
Loss for the financial year	-	-	-	-	-	(71,369,819)	(71,369,819)	-	(71,369,819)
Loss on foreign currency translations	-	-	-	-	(2,440,668)	-	(2,440,668)	-	(2,440,668)
Total and other comprehensive loss	-	-	-	-	(2,440,668)	(71,369,819)	(73,810,487)	-	(73,810,487)
Transaction with Owners
Acquisition of subsidiaries	-	-	-	(59,401)	-	-	(59,401)	-	(59,401)
Total transaction with Owners	-	-	-	(59,401)	-	-	(59,401)	-	(59,401)
Balance at June 30, 2025	1,765,256	23,308,795	164,575,283	(59,401)	(1,062,030)	3,444,126	190,206,773	400	190,207,173

*	Retrospectively restated for effect of reverse share split at a ratio 1 for 15 on May 29, 2025 as disclosed in Note 13.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended
	June 30, 2025	June 30, 2024 (Restated)	June 30, 2023 (Restated)	June 30, 2025
	RM	RM	RM	USD
CASH FLOWS FROM OPERATING ACTIVITIES
(Loss)/profit before tax	(72,104,372)	(65,509,477)	21,893,004	(17,106,612)
Adjustments for:
Amortization of intangible assets	18,931,458	27,871,638	22,423,148	4,491,449
Depreciation of:
- property, plant and equipment	28,308,000	28,310,019	15,859,909	6,716,014
- right-of-use assets	124,572	124,572	126,945	29,554
Impairment loss on deposit	4,000,000	-	-	948,991
Impairment loss on goodwill	7,734,427	-	-	1,834,977
Impairment loss on intangible assets	8,044,989	-	-	1,908,657
Impairment loss on property, plant and equipment	6,962,010	-	-	1,651,722
Intangible assets written-off	290,004	-	-	68,802
Interest expense of lease liabilities	4,055	10,307	4,235	962
Interest income	(957,249)	(1,607,963)	(776,511)	(227,105)
Loss/(gain) on disposal of subsidiaries	-	305,818	(6,178)	-
Property, plant and equipment written off	15,864	-	479	3,764
Reversal of impairment of trade receivables	(94,000)	-	-	(22,301)
Unrealised exchange (gain)/loss	(84,704)	2,198	185	(20,096)
Waiver of debts granted	46,035	-	-	10,922
Waiver of debts received	(50,598)	-	-	(12,004)
Operating profit/(loss) before changes in working capital	1,170,491	(10,492,888)	59,525,216	277,696

Changes in working capital:
Trade receivables, net	(13,880,000)	76,237,409	(4,376,467)	(3,293,001)
Other receivables, deposit and prepayments, net	5,340,814	(4,209,815)	(445,727)	1,267,097
Trade payables	8,920,900	(6,184,641)	6,363,217	2,116,465
Other payables and accruals	(715,529)	(108,790)	(7,273,785)	(169,758)
Net cash generated from operations	836,676	55,241,275	53,792,454	198,499

Income tax paid	(51,183)	(154,572)	(143,898)	(12,143)
Net cash generated from operating activities	785,493	55,086,703	53,648,556	186,356

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	105,619	(49,000)	1,295	25,058
Acquisition of property, plant and equipment	-	(30,000,000)	(72,383,744)	-
Interest received	957,249	1,607,963	776,511	227,105
Proceed from disposal of subsidiaries, net of cash proceeds	-	(213,503)	(2,949)	-
Proceed from disposal of other investments	-	-	10	-
Net cash generated from/(used in) investing activities	1,062,868	(28,654,540)	(71,608,877)	252,163

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CON’T)

	For the year ended
	June 30, 2025	June 30, 2024 (Restated)	June 30, 2023 (Restated)	June 30, 2025
	RM	RM	RM	USD

CASH FLOWS FROM FINANCING ACTIVITIES
(Repayment to)/advance from related companies	-	(27,900,000)	27,800,000	-
(Repayment of)/proceed from non-convertible redeemable preference shares contributed by non-controlling interests of subsidiaries	-	(1,000)	1,000	-
Payment of lease liabilities	(132,000)	(132,000)	(132,000)	(31,316)
Repayment to holding company	-	(21,500,000)	(6,100,000)	-
Issuance of share capital	-	-	23,304,379	-
Net cash (used in)/generated from financing activities	(132,000)	(49,533,000)	44,873,379	(31,316)

Net increase/(decrease) in cash and cash equivalents	1,716,361	(23,100,837)	26,913,058	407,203
Effect of exchange rate changes	(2,440,668)	278,449	1,099,409	(579,043)
Cash and cash equivalents at beginning of the year	33,361,224	56,183,612	28,171,145	7,914,881
Cash and cash equivalents at end of the year	32,636,917	33,361,224	56,183,612	7,743,041

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL INFORMATION

ARB IOT Group Limited (the “Company”) was incorporated and registered as an exempted company with limited liability in the Cayman Islands under the Companies Act of the Cayman Islands on March 1, 2022. The Company through its subsidiaries (collectively, the “Group”), is engaged in provision of hardware and software of Internet of Things solutions to meet customers demand in three business lines, which are IoT Smart Buildings and Engineering, IoT Smart Agriculture and IoT System Development. The Company is principally engaged in investment holding activities. The principal activities of the subsidiaries are described in Note 2 Principles of consolidation to the consolidated financial statements. The principal place of business of the Company is located at No. 17-03, Q Sentral, 2A, Jalan Stesen Sentral 2, Kuala Lumpur Sentral, 50470 Kuala Lumpur, Malaysia.

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

On May 6, 2024, ARB Berhad transferred 7,503,858 Ordinary Shares of our Company, or approximately 28.38% of our issued and outstanding Ordinary Shares to ARB IOT Limited, an indirect subsidiary of ARB Berhad wholly-owned through its direct subsidiary Nexura Solution Sdn. Bhd. (“Nexura”) (formerly known as ARB Holdings Sdn. Bhd.).

On July 1, 2024, Cahaya Fantasi Sdn. Bhd. (“Cahaya”), a Malaysian company subscribed for 4,000,000 ordinary shares of Nexura at a price of RM 0.1 per share, for a total consideration of RM 400,000. As a result of this subscription, Cahaya acquired 90.9% of the outstanding ordinary shares and voting power of Nexura and ARB Berhad held the remaining 9.1% of Nexura. On May 27, 2025, ARB Berhad disposed its 9.1% Nexura shares to Cahaya.

On June 9, 2025, ARB IOT Limited distributed the entire shares it held in the Company to its sole owner, Nexura. Subsequently, Nexura further distributed such shares to its sole owner, Cahaya. Cahaya subsequently declared a distribution of these shares to its six (6) shareholders in proportion to their respective ownership interests in Cahaya. On June 17, 2025, the six (6) shareholders received their respective portions of these shares of the Company. As a result of these distributions, ARB IOT Limited no longer beneficially owns any ordinary share in the Company.

The consolidated financial statements are presented in Ringgit Malaysia (“RM”). The functional currency of the Company and its subsidiaries is primarily the currency of their country of domicile, which the functional currency of the Company is United States Dollar (“USD”) and the subsidiaries is Ringgit Malaysia (“RM”) or Singapore Dollar (“SGD”).

The conversion from Ringgit Malaysia into U.S. dollars (“USD”) was made at the exchange rate as of June 30, 2025 on which USD 1.00 equaled RM 4.2150. The use of USD is solely for the convenience of the reader.

2. MATERIAL ACCOUNTING POLICY INFORMATION

This summary provides a list of the material accounting policy information adopted in the preparation of these consolidated financial statements to the extent they have not been disclosed in the other notes below. The policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements are for the Group consisting of ARB IOT Group Limited and its subsidiaries.

Basis for preparation

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (the “IASB”). The Group complies with all applicable requirements of IFRS Accounting Standards. The material accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied.

For the year ended June 30, 2025 and 2024, the Group incurred a net loss of approximately RM 71.4 million (and RM 54.7 million respectively. In addition, as of June 30, 2025, the Group had cash and bank balances amounted to approximately RM 32.6 million while the total current liabilities are RM 9.7 million. The Group’s ability to meet these liquidity requirements depends on its ability to generate sufficient net cash inflows from future operations and/or other sources. These facts and circumstances indicate the existence of material uncertainties which may cast significant doubt on the Group’s ability to continue as a going concern.

In view of these circumstances, the directors of the Company have given consideration to the future liquidity and performance of the Group in assessing whether the Group will have sufficient financial resources to continue as a going concern. Taking into account the Group’s cash flow projection, including:

-	Putting extra efforts on the collection of receivables to improve the turnover days.
-	Implementing various strategic to improve the cash flow status.

2. MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

Basis for preparation (Cont’d)

The directors of the Group consider that the Group will have sufficient working capital to meet its financial obligations as they fall due for at least the next twelve months from the end of the reporting period and accordingly, the consolidated financial statements have been prepared on a going concern basis.

The consolidated financial statements for the year ended June 30, 2025 do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of June 30, 2025. Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with the IFRS Accounting Standards have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Group’s management, the consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statement of the Group’s consolidated financial position as of June 30, 2025 and 2024, and consolidated statements of operations and other comprehensive (loss)/income, changes in equity and cash flows for the years ended June 30, 2025, 2024 and 2023.

Historical cost convention

The consolidated financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of financial assets and liabilities at fair value through profit or loss and other comprehensive (loss)/income.

Amendments to IFRS Accounting Standards that are mandatorily effective for the current year

The Group has adopted the following amendments to IFRS Accounting Standards for the first time for the current year’s consolidated financial statements.

Amendments to IFRS 16	Lease Liability in a Sale and Leaseback
Amendments to IAS 1	Classification of Liabilities as Current or Non-current (the “2020 Amendments”)
Amendments to IAS 1	Non-current Liabilities with Covenants (the “2022 Amendments”)
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements

The nature and the impact of the amendments to IFRS Accounting Standards that are applicable to the Group are described below:

(a)	Amendments to IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

The amendments had no impact on the financial position or performance of the Group.

(b)	The 2020 Amendments and 2022 Amendments specify the requirements for classifying liabilities as current or non-current.

The 2020 Amendments clarify:

●	what is meant by a right to defer settlement and that a right to defer must exist at the end of the reporting period

●	classification is unaffected by the likelihood that the entity will exercise its right to defer settlement

●	a liability can be settled in its own equity instruments, and that only if a conversion option in a convertible liability is itself accounted for as an equity instrument would the terms of a liability not impact its classification

The 2022 Amendments clarify:

●	among covenants of a liability arising from a loan arrangement, only those with which an entity must comply on or before the reporting date affect the classification of that liability as current or non-current. Additional disclosures are required for non-current liabilities that are subject to the entity complying with future covenants within 12 months after the reporting period.

The Group has reassessed the terms and conditions of its liabilities as of July 1, 2024 and 2023 and concluded that the classification of its liabilities as current or non-current remained unchanged upon initial application of the amendments.

The amendments had no impact on the financial position or performance of the Group.

(c)	Amendments to IAS 7 and IFRS 7 clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

2. MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

Amendments to IFRS Accounting Standards that are mandatorily effective for the current year (Cont’d)

The amendments had no impact on the financial position or performance of the Group.

The adoption of the above amendments to IFRS Accounting Standards has had no material financial impact on the consolidated financial statements. Other than above mentioned, the accounting policies adopted in the preparation of the consolidated financial information were consistent with those used in the consolidated financial statements for the year ended June 30, 2024.

New and amendments to IFRS Accounting Standards issued but not yet effective

The following new standards, amendments to existing standards and annual improvements have been issued, but are not effective for the financial year beginning on July 1, 2024 and have not been early adopted:

IFRS 18	Presentation and Disclosure in Financial Statements[3]
IFRS 19	Subsidiaries without Public Accountability: Disclosures[3]
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[2]
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity[2]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[4]
Amendments to IAS 21	Lack of Exchangeability[1]
Annual Improvements to IFRS Accounting Standards - Volume 11	Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7[2]

[1]	Effective for annual periods beginning on or after 1 January 2025
[2]	Effective for annual periods beginning on or after 1 January 2026
[3]	Effective for annual/reporting periods beginning on or after 1 January 2027
[4]	No mandatory effective date yet determined but available for adoption

Except for IFRS 18, which the Group is currently working to identify all impacts the new standard will have on the consolidated financial statements and notes to the consolidated financial statements, the directors of the Group anticipate that the application of the new and amendments to IFRS Accounting Standards will have no material impact on the Group’s financial positions and performance and/or on the disclosures to the Group in the foreseeable future.

Business combinations

Business combinations are accounted for using the acquisition method with assets and liabilities acquired recorded at the acquisition date fair value. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value and the amount of any non-controlling interest (“NCI”) share in the acquiree. For each business combination, the Group elects whether to measure NCI in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition related costs are expensed as incurred and included in and administrative expenses.

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

2. MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

Principles of consolidation (Cont’d)

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

The principal place of business of the subsidiaries are in Malaysia and/or incorporated in Malaysia unless indicated otherwise. The details of the subsidiaries are as follows:

	Ownership Interest in equity
Name of company	June 30, 2025%	June 30, 2024%	Principal activities

ARB IOT (M) Sdn. Bhd. (“AIMSB”)	100	100	Investment holding

ARB IOT Group Sdn. Bhd. (“AIGSB”)	100	100	Investment holding

Subsidiaries of AIGSB
ARB AI Agro Sdn. Bhd. (“ARB AI Agro”)	100	100	Investment holding

Subsidiary of ARB AI Agro
ARB Agro Technology Sdn. Bhd. (“ARB Agro Tech”)	100	100	Business in digital agricultural technology

ARB AI Sdn. Bhd. (“ARB AI”)	*	100	Dormant

Subsidiary of ARB AI
ARBIOT Sdn. Bhd. (“ARBIOT”)	*	100	Dormant

ARB Lab Sdn. Bhd. (“ARB Lab”)	100	100	Investment holding

Subsidiaries of ARB Lab
ARB R&D Sdn. Bhd. (“ARB R&D”)	100	100	Development of IT and IoT for software and hardware

Subsidiaries of ARB R&D
ARB Innovation Sdn. Bhd. (“ARB Innovation”)	100	100	Provision of IT software and hardware solution

ARB R1 Technology Sdn. Bhd (“ARB R1”)	100	100	Dormant

ARB Robotic Sdn. Bhd. (“ARB Robotic”)	100	100	Investment holding

Subsidiary of ARB Robotic
ARB Intelligence Sdn. Bhd. (“ARB Intelligence”)	100	100	IoT cloud business platform

2. MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

Principles of consolidation (Cont’d)

The principal place of business of the subsidiaries are in Malaysia and/or incorporated in Malaysia unless indicated otherwise. The details of the subsidiaries are as follows: (Cont’d)

	Ownership Interest in equity
Name of company	June 30, 2025%	June 30, 2024%	Principal activities

ARB Techsymbol Sdn. Bhd. (“ARB Techsymbol”)	*	100	Dormant

Subsidiaries of ARB Techsymbol
ARB Logistic Technologies Sdn. Bhd. (“ARB Logistic”)	*	100	Dormant

ARB WMS Technologies Sdn. Bhd. (“ARB WMS”)	*	100	Dormant

ARB Information Sdn. Bhd. (“ARB Information”)	*	100	Dormant

Subsidiary of ARB Information
ARB AI Technology Sdn. Bhd. (“ARB AI Tech”)	*	100	Dormant

ARB 5G Sdn. Bhd. (“ARB 5G”)	*	100	Dormant

Subsidiary of ARB 5G
ARB Big Data Sdn. Bhd. (“ARB Big Data”)	*	100	Dormant

ARB Synergy Sdn. Bhd. (“ARB Synergy”)	100	-	Investment holding

Subsidiary of ARB Synergy
ARB Databook Pte. Ltd. (“ARB Databook”)#	100	-	Dormant

*	The company ceased operation during the financial year ended June 30, 2025, undergoes strike-off exercise and deemed written off from the Group as of June 30, 2025.

#	ARB Databook is incorporated in Singapore.

During the financial year, the Group completed the following subscriptions, acquisitions and disposals/strike-off of companies:

(1)	On July 15, 2024, AIGSB executed a Trust Deed with Liew Kok Leong whereby the Trustee is a registered holder of 1 share representing 100% of the issued and paid-up share capital of ARB Synergy. Consequently, ARB Synergy and its wholly-owned subsidiary, ARB Databook became a wholly-owned subsidiary of the Company.

(2)	On December 10, 2024, AIGSB has been allotted an additional one (1) ordinary share of ARB AI Agro for a total cash consideration of RM 8,979,999. Following the allotment, there is no change in stake and the Company’s effective interest in ARB AI Agro’s ordinary shares remained at 100%.

2. MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

Principles of consolidation (Cont’d)

(3)	On December 10, 2024, AIGSB has been allotted ten (10) ordinary shares representing 0.99% equity interest of ARB Agro Tech for a total cash consideration of RM 35,016,000. Following the allotment, the Company’s effective interest in ARB Agro Tech’s ordinary shares remained at 100%.

(4)	On December 10, 2024, ARB R&D has been allotted an additional eight (8) ordinary shares of ARB Innovation for a total cash consideration of RM 570,000. Following the allotment, there is no change in stake and the Company’s effective interest in ARB Innovation’s ordinary shares remained at 100%.

(5)	On December 16, 2024, AIGSB has been allotted one (1) ordinary share representing 10% equity interest of ARB Innovation for total cash consideration of RM 57,630,648. Following the allotment, the Company’s effective interest in ARB Innovation’s ordinary share remained at 100%.

(6)	On December 10, 2024, ARB Lab has been allotted an additional eight (8) ordinary shares of ARB R&D for a total cash consideration of RM 590,000. Following the allotment, there is no change in stake and the Company’s effective interest in ARB R&D’s ordinary shares remained at 100%.

(7)	On December 24, 2024, AIGSB has been allotted one (1) ordinary share representing 10% equity interest of ARB R&D for a total cash consideration of RM 8,000,000. Following the allotment, the Company’s effective interest in ARB R&D’s ordinary share remained at 100%.

(8)	On December 10, 2024, AIGSB has been allotted an additional one (1) ordinary share of ARB Robotic for a total cash consideration of RM 9,379,900. Following the allotment, there is no change in stake and the Company’s effective interest in ARB Robotic’s ordinary shares remained at 100%.

(9)	On December 10, 2024, AIGSB has been allotted ten (10) ordinary shares representing 0.99% equity interest of ARB Intelligence for a total cash consideration of RM 53,045,000. Following the allotment, the Company’s effective interest in ARB Intelligence’s ordinary shares remained at 100%.

During this financial year, the subsidiaries of the Company: ARB AI, ARBIOT, ARB Techsymbol, ARB Logistic, ARB WMS, ARB Information, ARB AI Tech, ARB 5G, and ARB Big Data undergoes strike-off exercise and deemed written off from the Group to streamline the business process and improve the efficiency of the group corporate structure.

In the previous financial year, the Group completed the following subscriptions, acquisitions, disposals of companies:

(1)	On October 6, 2023, AIGSB, an indirect subsidiary of the Company, disposed 100% equity interest in ARB Midware for a total cash consideration of RM 1. Consequently, ARB Midware Sdn. Bhd. (“ARB Midware”) and its 51% owned subsidiary, namely ARB Distribution Sdn. Bhd. (“ARB Distribution”) were disposed off from the Group.

(2)	On May 31, 2024, ARB Techsymbol had acquired additional 49,000 ordinary shares of ARB WMS representing 49% of controlling equity interest for a total cash consideration of RM 49,000. Consequently, ARB Techsymbol Sdn. Bhd. and its wholly-owned subsidiary, namely ARB WMS became wholly-owned subsidiaries of the AIGSB.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2. MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

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

Foreign currency translation

The consolidated financial statements are presented in Ringgit Malaysia (“RM”). The functional currency of the Company and its subsidiaries is primarily the currency of their country of domicile, which the functional currency of the Company is United States Dollar (“USD”) and the subsidiaries is Ringgit Malaysia (“RM”) or Singapore Dollar (“SGD”)..

Foreign currency transactions

Foreign currency transactions are translated into RM using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. Non-monetary items are converted at the rate of exchange used to convert the related consolidated statements of financial position items, i.e., at the time of the transaction.

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

The Group currently generates its revenue from following main sources:

Sale of goods

The Group is engaged in supply of customized IoT software or hardware. The majority of the sale of goods contracts are supply and install customized a set of IoT Smart Agriculture solution and customized source codes and reseller of mobile gadget and the relevant accessories.

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

Project management and rendering of information technology system

Revenue from project management fees and rendering of information technology system are recognized at a point in time when control of the goods is passed to the customer, which is point in time when the significant risks and rewards are transferred to the customer and the transaction has met the probability of inflows and measurement reliability requirements of IFRS 15.

2. MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

Employee benefits

Short-term employee benefits

Wages, salaries, bonuses and social security contributions are recognized as an expense in the year in which the associated services are rendered by employees of the Group and the Company. Short-term accumulating compensated absence such as paid annual leave is recognized when services are rendered by employees and short term non-accumulating compensated absences such as sick leave are recognized when the absences occur.

Defined contribution plan

As required by law, companies in Malaysia make contributions to the Employees’ Provident Fund (“EPF”). The contributions are recognized as a liability after deducting any contribution already paid and as an expense in profit or loss in the period in which the employee render their services. Once the contributions have been paid, the Group and the Company has no further payment obligations. No employees in Singapore subsidiary for the years ended June 30, 2025 and 2024.

Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination or items recognized directly in equity or other comprehensive loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted by the end of the reporting period, and any adjustment to tax payable in respect of previous financial year.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities in the statement of financial position and their tax bases. Deferred tax is not recognized for the temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the end of the reporting period.

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

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at the end of each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Impairment of assets

Goodwill is not subject to amortization and is tested annually for impairment or more frequently if events or changes in circumstances indicate it might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in profit or loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use and is calculated with reference to future discounted cash flows that the asset is expected to generate when considered as part of a cash-generating unit (“CGU”). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. If an impairment subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment charge been recognized for the asset in prior years.

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

Trade payables

Trade payables are liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. All trade payables were current for the years ended June 30, 2025 and 2024.

2. MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

Share capital and reserves

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds of the issue.

Property, plant and equipment

All items of property, plant and equipment are initially measured at cost. After initial recognition, property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is calculated to write down the cost of the assets to their residual values on a straight-line basis over their estimated useful lives. The estimated useful lives represent common life expectancies applied in the various business segments of the Group. The principal annual rates used are as follows:

Rate
Computer system and equipment	10% - 20%

Expenditure for maintenance and repair, which do not materially extend the useful lives of the assets, are charged to expenses as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the other income/(expenses) of consolidated statements of operations and comprehensive (loss)/income.

Intangible assets

The Group’s intangible assets primarily consist of supply agreement, goodwill and computer system. Intangible assets are carried at cost less accumulated amortization and any recorded impairment (Note 6).

Except for goodwill, other intangible assets are amortized using straight-line method with annual rates (Note 6).

3. CRITICAL ACCOUNTING ESTIMATES AND SIGNIFICANT MANAGEMENT JUDGMENTS

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

Impairment of non-financial assets

At the end of each reporting period, the Group reviews the carrying amounts of the following assets to determine whether there is any indication that those assets have suffered an impairment loss or an impairment loss previously recognized no longer exists or may have decreased:

●	property, plant and equipment;

●	investment in subsidiary;

●	goodwill and other intangible assets; and

●	right-of-use assets

If the recoverable amount (i.e. the greater of the fair value less costs of disposal and value in use) of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately, unless the relevant asset is carried at a revalued amount under another IFRS Accounting Standards, in which case the impairment loss is treated as a revaluation decrease under that IFRS Accounting Standards. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized in profit or loss immediately, unless the relevant asset is carried at a revalued amount under another IFRS Accounting Standards, in which case the reversal of the impairment loss is treated as a revaluation increase under that IFRS Accounting Standards. Value in use is based on the estimated future cash flows expected to be derived from CGU, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash generating unit.

4. PROPERTY, PLANT AND EQUIPMENT

Computer system and equipment

	June 30, 2025	June 30, 2024
	RM	RM
Cost

As of July 1	158,400,231	128,400,231
Additions	-	30,000,000
Disposal/written-off	(20,232)	-
As of June 30	158,379,999	158,400,231

Accumulated depreciation and impairment loss

As of July 1	(45,103,697)	(16,793,678)
Additions	(28,308,000)	(28,310,019)
Disposal/written-off	4,368	-
Impairment loss	(6,962,010)	-
As of June 30	(80,369,339)	(45,103,697)

Net carrying amount	78,010,660	113,296,534

Depreciation expenses of property, plant and equipment were RM 28,308,000, RM 28,310,019 and RM 15,859,909 for the fiscal years ended June 30, 2025, 2024 and 2023, respectively.

Write-off of property, plant and equipment were RM 15,864, RM nil and RM 479 for the fiscal years ended June 30, 2025, 2024 and 2023, respectively.

Impairment of property, plant and equipment was RM 6,962,010 for the fiscal year ended June 30, 2025. No impairment of property, plant and equipment was recognized for the fiscal years ended June 30, 2024 and 2023.

(a)	All items of property, plant and equipment are initially measured at cost. After initial recognition, property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

(b)

Depreciation is calculated to write down the cost of the assets to their residual values on a straight-line basis over their estimated useful lives. The estimated useful lives represent common life expectancies applied in the various business segments of the Group. The principal annual rates used are as follows:

Computer system and equipment	10% - 20%

5. RIGHT-OF-USE ASSET/LEASE LIABILITY

Office space

	June 30, 2025	June 30, 2024
	RM	RM

Right-of-use asset
Cost

As of July 1 and June 30	503,272	503,272

Accumulated depreciation

As of July 1	(368,318)	(243,746)
Charge for the year	(124,572)	(124,572)
As of June 30	(492,890)	(368,318)

Net carrying amount	10,382	134,954

	June 30, 2025	June 30, 2024
	RM	RM
Lease liability

As of July 1	138,899	260,592
Interest charged	4,055	10,307
	142,954	270,899
Payment of:
- principal	(127,945)	(121,693)
- interest	(4,055)	(10,307)
	(132,000)	(132,000)
Net carrying amount	10,954	138,899

At the end of the year

Represented by:
Current liabilities	10,954	127,945
Non-current liabilities	-	10,954
	10,954	138,899

5. RIGHT-OF-USE ASSET/LEASE LIABILITY (CONT’D)

Office space (Cont’d)

(a)	The Group lease an office space in the location which it operates. The lease of the office space comprised fixed payment over the lease term.

(b)	The right-of-use asset is initially measured at cost, which comprise the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date of the lease. After initial recognition, right-of-use asset is stated at cost less accumulated depreciation and any accumulated impairment losses, and adjusted for any re-measurement of the lease liability.

The right-of-use asset is depreciated on the straight-line basis over the earlier of the estimated useful lives of the right-of-use asset or the end of the lease term. The lease terms for office space are two (2) years. In May 2023, the Group has renewed the lease for the existing office premise for two (2) years.

(c)	The Group has certain leases of premises and equipment with lease term of twelve (12) months or less, and low value leases of office equipment of USD 5,000 and below. The Group applies the “short-term lease” and “lease of low-value-assets” exemptions for these leases.

(d)	The following are the amounts recognized in profit or loss:

	June 30, 2025	June 30, 2024	June 30, 2023
	RM	RM	RM
Administrative expenses:
- depreciation of right-of-use asset	124,572	124,572	126,945
- expense relating to short-term leases	951,060	81,756	96,000
- expense relating to leases of low-value assets	4,190	6,360	6,095

Finance costs:
- interest expense on lease liability	4,055	10,307	4,235

(e)	The table below summarizes the maturity profile of the lease liability as at the end of the reporting period based on contractual undiscounted repayment obligations as follows:

	Weighted average incremental borrowing rate	Within one year	One to five years	Total
	%	RM	RM	RM
June 30, 2025

Lease liability	5.02	11,000	-	11,000

June 30, 2024

Lease liability	3.88-5.02	132,000	11,000	143,000

(f)	The Group leases several assets that include extension and termination options. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. Management determines whether these extension and termination options are reasonably certain to be executed.

As at June 30, 2025, there are no undiscounted potential future rental payments that are not included in the lease term.

(g)	For the purpose of the statements of cash flows, the reconciliation of liability arising from financing activities as follows:

	June 30, 2025	June 30, 2024	June 30, 2023
	RM	RM	RM

As of July 1	138,899	260,592	388,357

Cash flows	(132,000)	(132,000)	(132,000)

Interest expense of lease liability	4,055	10,307	4,235

As of June 30	10,954	138,899	260,592

6. INTANGIBLE ASSETS

	Supply/Service Agreements	Computer system	Goodwill	Total
	RM	RM	RM	RM
June 30, 2025

Cost
As of July 1	31,864,594	108,183,437	29,884,537	169,932,568
Additions	-	-	-	-
Written off	-	(30,183,437)	-	(30,183,437)
As of June 30	31,864,594	78,000,000	29,884,537	139,749,131

Accumulated amortization and impairment loss
As of July 1	(9,824,916)	(71,348,434)	-	(81,173,350)
Charge for the year	(3,186,459)	(15,744,999)	-	(18,931,458)
Written off	-	29,893,433	-	29,893,433
Impairment loss	-	(8,044,989)	(7,734,427)	(15,779,416)
As of June 30	(13,011,375)	(65,244,989)	(7,734,427)	(85,990,791)

Net carrying amount
As of June 30, 2025	18,853,219	12,755,011	22,150,110	53,758,340

	Supply/Service Agreements	Computer system	Goodwill	Total
	RM	RM	RM	RM
June 30, 2024

Cost
As of July 1, 2023 and June 30, 2024	31,864,594	108,183,437	29,884,537	169,932,568

Accumulated amortization
As of July 1	(6,638,457)	(46,663,255)	-	(53,301,712)
Charge for the year	(3,186,459)	(24,685,179)	-	(27,871,638)
As of June 30	(9,824,916)	(71,348,434)	-	(81,173,350)

Net carrying amount
As of June 30, 2024	22,039,678	36,835,003	29,884,537	88,759,218

Amortization expenses of intangible assets were RM 18,931,458, RM 27,871,638 and RM 22,423,148 for the fiscal years ended June 30, 2025, 2024 and 2023, respectively.

Write-off of intangible assets was RM 290,004 for the fiscal year ended June 30, 2025. No write-off of intangible assets for the fiscal years ended June 30, 2024 and 2023.

Impairment of goodwill and other intangible assets were RM 7,734,427 and RM 8,044,989 for the fiscal year ended June 30, 2025. No impairment of goodwill and other intangible assets for the fiscal years ended June 30, 2024 and 2023.

6. INTANGIBLE ASSETS (CONT’D)

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

(ii)	There will be no unusual events or transactions that will materially affect the operations or results of DASB.

(iii)	There will be no legal proceedings against DASB which will adversely affect the activities or performance of DASB or give rise to any contingent liabilities, which will materially affect the position or business of DASB.

(iv)	There will be no adverse effects from weather conditions, industrial accidents or other similar occurrence, climatic diseases, wars, terrorist attacks, and other natural risks, both domestically and internationally, that may affect the operations, income and expenditure of DASB.

(v)	DASB meets all the regulations and standards prescribed by the authorities.

(vi)	There will be not any substantial impairment to the carrying value of DASB’s non-current assets.

(vii)	Pre-tax discount rate of 11.79% per annum has been applied in the determining the initial cost recognition.

6. INTANGIBLE ASSETS (CONT’D)

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

Amortization is calculated to write down the cost of the assets to their residual values on a straight-line basis over their estimated useful lives. The estimated useful lives represent common life expectancies applied in the various business segments of the Group. The principal annual rates used are between range of 10% to 20%.

The computer system is written-off when it is disposed of or when no future economic benefits are expected from its use or disposal, with any gain or loss recognized in the statements of operations and other comprehensive loss.

Goodwill

Goodwill recognized in a business combination is an asset at the acquisition date and is initially measured at cost. After initial recognition, goodwill is measured at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill impairment is assessed at least annually and whenever there are indicator of impairment. Goodwill is allocated to the Group’s CGUs which represent the lowest level within the Group at which the goodwill is monitored for internal management purposes.

The recoverable amounts of the CGUs have been determined based on value in use (“VIU”) calculations. The VIU is calculated using the pre-tax cash flow projections based on financial budgets approved by management covering a five-year followed by a long-term growth rate of 9%. VIU was determined by discounting the future cash flow generated from the business operation of the CGUs.

The calculations of VIU for the CGUs are most sensitive to the following assumptions:

(i)	Revenue growth rates

The forecasted growth rates are determined based on past performance of the CGUs.

(ii)	Expenses growth rate

Expenses are projected at annual increase of approximately 3.0% (2024: 3.0%) per annum.

(iii)	Pre-tax discount rates

Pre-tax discount rate of 11.34% to 13.20% (2024: 5.12%) per annum has been applied in determining the recoverable amount of the CGUs.

(iv)	Profit margin

Profit margins are projected based on the historical profit margin achieved or predetermined profit margin for the CGUs.

With regards to the assessment of the value-in-use of the CGU relating to goodwill, intangible assets and property, plant and equipment, impairment loss of RM7,734,427, RM8,044,989 and RM6,962,010 were recognized respectively on consolidation for current financial year as its recoverable value was lower than its carrying values.

7. TRADE RECEIVABLES, NET

	June 30, 2025	June 30, 2024
	RM	RM
Trade receivables
- Third parties	41,820,000	27,940,000

Impairment allowance
Balance as of July 1	(94,000)	-
Reversal/(addition)	94,000	(94,000)
Balance as of June 30	-	(94,000)

Net balance	41,820,000	27,846,000

(a)	Trade receivables are classified as financial assets measured at amortized cost.

(b)	Trade receivables are non-interest bearing and the normal credit terms of trade receivables granted by the Group ranged from 30 to 210 days (June 30, 2024: 30 to 210 days). Other credit terms are assessed and approved on a case-by-case basis. They are recognized at their original invoices amounts, which represent their fair values on initial recognition.

(c)	Trade receivables that do not contain a significant financing component are recognized based on the simplified approach using the lifetime expected credit losses.

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

(d)	For trade receivables, which are reported net, such impairments are recorded in a separate impairment account with the loss being recognized within administrative expenses in the statements of profit or loss and other comprehensive income. On confirmation that the trade receivable would not be collectable, the gross carrying value of the asset would be written off against the associated impairment.

Subsequent reversal of an impairment loss for trade receivables is recognized in the statement of operations and other comprehensive loss as a reversal of impairment losses upon settlement from the credit-impaired trade receivables.

Management exercised significant judgments in determining the probability of default by trade receivables and appropriate forward-looking information. Reversal of impairment loss of RM 94,000 was recognized for the year ended June 30, 2025 (June 30, 2024: Impairment loss of RM 94,000; June 30, 2023: RM nil).

(e)	Trade receivables and aging analysis of the Group are as follows:

IOT segment – third parties
RM
June 30, 2025

Current	41,820,000

Less: Impairment allowance	-
Total	41,820,000

June 30, 2024

Current	27,000,000

Past due:
1 to 30 days	470,000
31 to 120 days	470,000

Less: Impairment allowance	(94,000)
Total	27,846,000

(f)	The Group does not have significant exposure to single customers or to industry groups and does not anticipate the carrying amounts recorded at the end of the reporting period to be significantly different from the values that would eventually be received.

8. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS, NET

	June 30, 2025	June 30, 2024
	RM	RM

Other receivables	-	246,088
Deposits	4,022,650	9,034,225
Prepayments	152,660	192,880
	4,175,310	9,473,193
Less : Impairment allowance	(4,000,000)	-
	175,310	9,473,193

(a)	Other receivables and deposits are classified as financial assets measured at amortized cost.

(b)	The impairment loss for the year ended June 30, 2025 result from delay in deposit refund was RM 4,000,000. There was prolonged delay in a project progress and the deposit refund beyond normal refund period by one counterparty. The Company had multiple attempts to reach out to the counterparty, there was a lack of responsiveness from their end. In the absence of any communication regarding the deposit refund and decision of termination of project, the decision was made to impair the whole balance due from the counterparty. No impairment loss was made for the years ended June 30, 2024 and 2023)

9. CASH AND BANK BALANCES

	June 30, 2025	June 30, 2024
	RM	RM

Cash and bank balances	32,636,917	9,987,324
Fixed deposits with original maturities of three months or less	-	23,373,900
	32,636,917	33,361,224

Cash and bank balances are classified as financial assets measured at amortized cost.

10. TRADE PAYABLES

	June 30, 2025	June 30, 2024
	RM	RM
Current
Trade payables
- Third parties	9,220,900	-
- Related parties
Ageson Mantap Sdn. Bhd. (Renovation services)	-	300,000
	9,220,900	300,000

(a)	Trade payables are classified as financial liabilities measured at amortized cost.

(b)	Trade payables are non-interest bearing and the normal trade credit terms granted to the Group range from 30 to 180 days. (June 30, 2024: 30 to 210 days).

(c)	The maturity profile of the trade payables of the Group at the end of the reporting period based on contractual undiscounted repayment obligations is repayable on demand or within one (1) year.

11. OTHER PAYABLES AND ACCRUALS

	June 30, 2025	June 30, 2024
	RM	RM

Other payables	-	328
Accruals	533,170	1,129,689
	533,170	1,130,017

(a)	Other payables and accruals are classified as financial liabilities measured at amortized cost.

(b)	The maturity profile of the other payables of the Group at the end of the reporting period based on contractual undiscounted repayment obligations is repayable on demand or within one (1) year.

12. DEFERRED TAX LIABILITIES

	June 30, 2025	June 30, 2024	June 30, 2023
	RM	RM	RM

As of July 1	7,237,031	18,348,653	18,113,481
Recognized in profit or loss	(770,228)	(11,111,622)	235,172
As of June 30	6,466,803	7,237,031	18,348,653

Components of deferred tax assets and liabilities at the end of each reporting period comprise the tax effects of:

	June 30, 2025	June 30, 2024
	RM	RM

Excess of net carrying amount over tax written down value of plant and equipment	7,447,199	5,966,082
Unabsorbed capital allowances	(4,621,659)	(4,006,696)
Unabsorbed tax losses	(883,509)	(11,878)
Intangible assets	4,524,772	5,289,523
	6,466,803	7,237,031

13. SHARE CAPITAL

	June 30, 2025		June 30, 2024
	Number of		Number of
	shares*	Amount	shares*	Amount
		RM		RM
Issued and fully paid ordinary shares
As at end of the year	1,765,256	23,308,795	1,765,256	23,308,795

*	Retrospectively restated for effect of reverse share split.

On May 29, 2025, ARB IOT Group Limited has effectuated reverse share split of the Company’s issued and unissued ordinary shares (the “Ordinary Share”) at a ratio 1 for 15, with a new par value of USD 0.0015 per share. This resulted each fifteen Ordinary Shares outstanding been automatically combined and converted to one issue and outstanding Ordinary Shares. Therefore, 26,437,500 issued ordinary shares were decreased to 1,765,256 ordinary shares.

All comparative figures for number of shares and per-share data have been retrospectively adjusted to reflect the reverse share split. The total share capital remained unchanged.

Owners of the Company are entitled to receive dividends as and when declared by the Company and are entitled to one (1) vote per ordinary share at meetings of the Company. All ordinary shares rank pari passu with regard to the residual assets of the Company.

14. NON-CONTROLLING INTERESTS

	June 30, 2025	June 30, 2024
	RM	RM

Non-controlling interests	400	400

(a)	Subsidiaries of the Group that have material non-controlling interests (“NCI”) are as follows:

June 30, 2025	ARB Lab
NCI percentage of ownership interest and voting interest (%)	-
Carrying amount of NCI (RM)	400
Profit/(loss) allocated to NCI (RM)	-
Total comprehensive income/(loss) allocated to NCI (RM)	-

ARB Lab Sdn. Bhd. (“ARB Lab”) was incorporated in Malaysia as a private company limited by shares on December 16, 2020, with an issued and paid-up capital of RM 1,000,000 comprising one million (1,000,000) ordinary shares. Subsequently, ARB Lab has issued four hundred thousand (400,000) preference shares with an issue price of RM 0.001 to Polo Jasa Sdn. Bhd. Consequently, the issued share capital of ARB Lab has increased to RM 1,000,400. The principal activities of ARB Lab are research and development of IT and IoT for software and hardware and investment holding.

June 30, 2024	ARB WMS	ARB Distribution	ARB Lab	Total
NCI percentage of ownership interest and voting interest (%)	-	-	-
Carrying amount of NCI (RM)	-	-	400	400
(Loss)/profit allocated to NCI (RM)	(1,775)	312,621	-	310,846
Total comprehensive (loss)/income allocated to NCI (RM)	(1,775)	312,621	-	310,846

June 30, 2023	ARB Robotic Group	ARB WMS	ARB Distribution	Other individually immaterial subsidiaries	Total
NCI percentage of ownership interest and voting interest (%)	-	49%	49%	N/A	-
Carrying amount of NCI (RM)	-	105,068	(12,310)	1,400	94,158
Profit/(loss) allocated to NCI (RM)	1,716,222	1,695	(15,448)	(1)	1,702,468
Total comprehensive income/(loss) allocated to NCI (RM)	1,716,222	1,695	(15,448)	(1)	1,702,468

(b)	Summarised financial information of the subsidiaries that have material NCI as at the end of each reporting period prior to intra-group elimination are as follows:

June 30, 2025

As of June 30, 2025, there is no material NCI financial information of the subsidiaries to be disclosed.

June 30, 2024

	ARB WMS	ARB Distribution
	RM	RM

Results
Revenue	-	5,716,647
(Loss)/profit for the financial year	(3,872)	638,002
Total comprehensive (loss)/income	(3,872)	638,002

Cash flows (used in)/generated from operating activities	(3,872)	385,640
Cash flows generated from investing activities	-	10
Cash flows used in financing activities	-	(3,460,000)
Net decrease in cash and cash equivalents	(3,872)	(3,074,350)

14. NON-CONTROLLING INTERESTS (CONT’D)

(c)	Acquisition of non-controlling interest.

June 30, 2025

There is no acquisition and disposal of non-controlling interest during the financial year.

June 30, 2024

On October 6, 2023, AIGSB, disposed 100% equity interest in ARB Midware, for a total consideration of RM 1. Consequently, ARB Midware and its subsidiary, namely ARB Distribution were disposed off from the Group.

On May 31, 2024, the Group had acquired additional ARB WMS’s 49,000 ordinary shares representing 49% of controlling equity interest in consideration of RM 49,000. As a result, the Group had increased controlling equity interest in ARB WMS from 51% to 100% at the date of acquisition.

Other than the above subsidiaries, the controlling equity interest of individually immaterial subsidiaries remains unchanged for the year ended June 30, 2024.

15. REVENUE

	For the year ended
	June 30, 2025	June 30, 2024	June 30, 2023
	RM	RM	RM

Revenue from contracts with customers
Project management fees – related companies	-	25,000,000	29,105,000
Project management fees – third parties	-	470,000	4,380,000
Sale of goods – related parties	-	-	77,304,000
Sale of goods – third parties	197,320,000	32,716,647	131,343,250
	197,320,000	58,186,647	242,132,250

Timing of revenue recognition
Transferred at a point in time	197,320,000	58,186,647	242,132,250

(a)	Project management

Revenue from project management fees are recognized at a point in time when control of the goods is passed to the customer, which is point in time when the significant risks and rewards are transferred to the customer and the transaction has met the probability of inflows and measurement reliability requirements of IFRS 15.

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

16. (LOSS)/PROFIT BEFORE TAX

	For the year ended
	June 30, 2025	June 30, 2024	June 30, 2023
	RM	RM	RM

(Loss)/profit before tax is arrived at after charging:

Depreciation of:
- property, plant and equipment	28,308,000	28,310,019	15,859,909
- right-of-use assets	124,572	124,572	126,945
Amortization of intangible assets	18,931,458	27,871,638	22,423,148
Staff Cost - Group directors' remuneration	1,791,478	1,392,506	1,366,439
Staff Cost - Subsidiary director's remuneration	107,207	153,911	60,000
Staff Cost - Other staff cost	1,268,728	3,008,153	2,746,327
Directors’ remuneration	1,898,685	153,911	60,000
Intangible assets written-off	290,004	-	-
Loss on disposal of subsidiaries	-	305,818	-
Interest expense of lease liabilities	4,055	10,307	4,235
Impairment loss on deposits	4,000,000	-	-
Impairment loss on goodwill	7,734,427	-	-
Impairment loss on other intangible assets	8,044,989	-	-
Impairment loss on property, plant and equipment	6,962,010	-	-
Property, plant and equipment written off	15,864	-	479
Low value lease	4,190	6,360	6,095
Short term lease	951,060	81,756	96,000
Waiver of debts granted	46,035	-	-

And crediting:

Gain on disposal of subsidiaries	-	-	(6,178)
Interest income	(957,249)	(1,607,963)	(776,511)
Reversal of impairment on trade receivables	(94,000)	-	-
Waiver of debt received	(50,598)	-	-

17. TAX EXPENSE

	For the year ended
	June 30, 2025	June 30, 2024	June 30, 2023
	RM	RM	RM

Income tax
- Current year provision	19,734	257,571	131,368
- Under/(over) provision in prior year	15,941	33,408	(6,010,761)
	35,675	290,979	(5,879,393)
Deferred tax (Note 12)
- Relating to origination and reversal of temporary differences	337,478	(7,569,432)	258,230
- Overprovision in prior year	(1,107,706)	(3,542,190)	(23,058)
	(770,228)	(11,111,622)	235,172
	(734,553)	(10,820,643)	(5,644,221)

Malaysian income tax is calculated at the statutory tax rate of 24% (June 30, 2024 and 2023: 24%) of the estimated taxable profit for the fiscal year.

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Singapore income tax for companies is calculated at the statutory tax rate of 17% (June 30, 2024 and 2023: 17%) of the estimated taxable profit for the fiscal year.

17. TAX EXPENSE (CONT’D)

Numerical reconciliation between the average effective tax rate and the applicable tax rate of the Group is as follows:

	For the year ended
	June 30, 2025	June 30, 2024	June 30, 2023
	RM	RM	RM

(Loss)/profit before tax	(72,104,372)	(65,509,477)	21,893,004

Tax at Malaysian statutory rate of 24% (June 30, 2024 and 2023: 24%)	(17,305,049)	(15,722,274)	5,254,321

Tax effects in respect of:
Non-allowable expenses	6,113,483	591,130	1,024,330
Non-taxable income	(24,438)	(1)	(2,524)
Deferred tax assets not recognized	9,757,147	11,256,099	2,205,090
Changes in unrecognized temporary differences	(4,087,086)	(611,451)	13,288,607
Tax exempt income	-	8,595	(21,334,568)
Utilisation of unrecognized deferred tax assets	-	(2,833,959)	(45,658)
Unabsorbed tax losses disregard	2,544,112	-	-
Changes in recognized temporary differences	3,359,043	-	-
	357,212	(7,311,861)	389,598

Under/(over) provision in prior years:
Income tax	15,941	33,408	(6,010,761)
Deferred tax	(1,107,706)	(3,542,190)	(23,058)
Tax expense	(734,553)	(10,820,643)	(5,644,221)

The Group’s effective tax rate for the years ended June 30, 2025, 2024 and 2023 was 1.02%, 16.52% and 25.78% respectively.

18. (LOSS)/EARNING PER ORDINARY SHARE (“EPS”)

(a)	Basic (loss)/earning per share

The basic (loss)/earning per share of the Group is calculated based on the (loss)/profit attributable to Owners (ordinary equity holders) of the Company divided by the weighted average number of ordinary shares in issue.

	For the year ended
	June 30, 2025	June 30, 2024	June 30, 2023

(Loss)/profit attributable to Owners of the Company (RM)	(71,369,819)	(54,999,680)	25,834,757
Weighted average number of ordinary shares in issue *	1,765,256	1,765,256	1,471,944
Basic (loss)/earning per share (RM)	(40.43)	(31.16)	17.55

18. (LOSS)/EARNING PER ORDINARY SHARE (“EPS”) (CONT’D)

(b)	Diluted (loss)/earning per share

The diluted (loss)/earning per share of the Group for the years ended June 30, 2025, 2024 and 2023 are same as the basic (loss)/earning per share of the Group as the Group has no dilutive potential ordinary shares.

	For the year ended
	June 30, 2025	June 30, 2024	June 30, 2023

(Loss)/profit attributable to Owners of the Company (RM)	(71,369,819)	(54,999,680)	25,834,757
Weighted average number of ordinary shares in issue *	1,765,256	1,765,256	1,471,944
Diluted (loss)/earning per share (RM)	(40.43)	(31.16)	17.55

*	Retrospectively restated for effect of reverse share split.

On May 29, 2025, ARB IOT Group Limited has effectuated reverse share split of the Company’s issued and unissued ordinary shares (the “Ordinary Share”) at a ratio 1 for 15, with a new par value of USD 0.0015 per share. This resulted each fifteen Ordinary Shares outstanding been automatically combined and convert to one issue and outstanding Ordinary Shares. Therefore, 26,437,500 ordinary shares were decreased to 1,765,256 ordinary shares.

19. EMPLOYEE BENEFITS

The employee benefits included in administrative expenses in the consolidated statements of operations and other comprehensive loss are as follows:

	For the year ended
	June 30, 2025	June 30, 2024	June 30, 2023
	RM	RM	RM

Salaries, wages, bonuses and allowances	2,999,569	3,876,773	3,529,651
Defined contribution plans	145,258	525,077	269,123
Social security contributions	11,644	40,972	14,153
Other employee benefits	10,942	111,748	359,839
	3,167,413	4,554,570	4,172,766

Included in the employees’ benefits are directors’ remuneration (salaries, fees and other emoluments) of RM 1,898,685 (June 30, 2024: RM 1,546,417 and June 30, 2023: RM 1,426,439)

20. OPERATING SEGMENTS

The Group’s businesses are organized into business units based on their products and services provided. The performance of each segment is measured based on the internal management report reviewed by Chief Operating Decision Maker. The Group business segments as follow:

(a)	Internet of Things (“IoT”)

(b)	Investment holding and others

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

20. OPERATING SEGMENTS (CONT’D)

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The inter-segment transactions have been entered into at arms-length with terms mutually agreed between the segments and have been eliminated to arrive at the Group’s results.

(a)	Business segments

The following table provides an analysis of the Group’s revenue, results, assets, liabilities and other information by business segment:

As of June 30, 2025

	IoT	Investment holding and others	Total
	RM	RM	RM
Assets
Segment assets	177,364,056	29,047,553	206,411,609
Deferred tax assets and tax recoverable	17,710	14,234	31,944
Total assets	177,381,766	29,061,787	206,443,553

Liabilities
Segment liabilities	9,335,738	429,286	9,765,024
Deferred tax liabilities and tax payable	6,471,342	14	6,471,356
Total liabilities	15,807,080	429,300	16,236,380

Revenue
Total revenue	197,320,000	-	197,320,000
- Inter-segment revenue	-	-	-
Revenue from external parties	197,320,000	-	197,320,000

Results
Profit/(loss) before interest, depreciation, impairment and tax	3,861,297	(2,861,372)	999,925
Depreciation of:
- property, plant and equipment	(28,308,000)	-	(28,308,000)
- right-of-use assets	(124,572)	-	(124,572)
Amortization of intangible assets	(18,931,458)	-	(18,931,458)
Impairment loss on deposits	(4,000,000)	-	(4,000,000)
Impairment loss on other intangible assets	(8,044,989)	-	(8,044,989)
Impairment loss on goodwill	(7,734,427)	-	(7,734,427)
Impairment loss on property, plant and equipment	(6,962,010)	-	(6,962,010)
Reversal of impairment of trade receivable	94,000	-	94,000
Waiver of debts	(306,900)	260,865	(46,035)
Finance income, net	20,487	932,707	953,194
Loss before tax	(70,436,572)	(1,667,800)	(72,104,372)
Tax expense	748,648	(14,095)	734,553
Loss for the financial year	(69,687,924)	(1,681,895)	(71,369,819)

20. OPERATING SEGMENTS (CONT’D)

(a)	Business segments (Cont’d)

The following table provides an analysis of the Group’s revenue, results, assets, liabilities and other information by business segment: (Cont’d)

As of June 30, 2024

	IoT	Investment holding and others	Total
	RM	RM	RM
Assets
Segment assets	240,411,194	32,459,929	272,871,123
Deferred tax assets and tax recoverable	38,559	-	38,559
Total assets	240,449,753	32,459,929	272,909,682

Liabilities
Segment liabilities	622,632	946,284	1,568,916
Deferred tax liabilities and tax payable	7,258,186	5,519	7,263,705
Total liabilities	7,880,818	951,803	8,832,621
Additions to non-current assets:
Property, plant and equipment	30,000,000	-	30,000,000

Revenue
Total revenue	58,186,647	-	58,186,647
- Inter-segment revenue	-	-	-
Revenue from external parties	58,186,647	-	58,186,647

Results
Loss before interest, depreciation and tax	(7,374,704)	(3,426,200)	(10,800,904)
Depreciation of:
- property, plant and equipment	(28,310,019)	-	(28,310,019)
- right-of-use assets	(124,572)	-	(124,572)
Amortization of intangible assets	(27,871,638)	-	(27,871,638)
Finance income	117,245	1,480,411	1,597,656
Loss before tax	(63,563,688)	(1,945,789)	(65,509,477)
Tax expense	10,864,620	(43,977)	10,820,643
Loss for the financial year	(52,699,068)	(1,989,766)	(54,688,834)

20. OPERATING SEGMENTS (CONT’D)

(a)	Business segments (Cont’d)

The following table provides an analysis of the Group’s revenue, results, assets, liabilities and other information by business segment: (Cont’d)

As of June 30, 2023

	IoT	Investment holding and others	Total
	RM	RM	RM
Assets
Segment assets	364,549,780	31,133,035	395,682,815
Deferred tax assets and tax recoverable	20,849	-	20,849
Total assets	364,570,629	31,133,035	395,703,664

Liabilities
Segment liabilities	36,181,129	22,271,732	58,452,861
Deferred tax liabilities and tax payable	18,400,242	12,804	18,413,046
Total liabilities	54,581,371	22,284,536	76,865,907
Additions to non-current assets:
Property, plant and equipment	72,383,744	-	72,383,744

Revenue
Total revenue	242,132,250	-	242,132,250
- Inter-segment revenue	-	-	-
Revenue from external parties	242,132,250	-	242,132,250

Results
Loss before interest, depreciation and tax	63,598,843	(4,068,113)	59,530,730
Depreciation of:
- property, plant and equipment	(15,859,909)	-	(15,859,909)
- right-of-use assets	(126,945)	-	(126,945)
Amortization of intangible assets	(22,423,148)	-	(22,423,148)
Finance income	365,310	406,966	772,276
Profit/(loss) before tax	25,554,151	(3,661,147)	21,893,004
Tax expense	5,676,935	(32,714)	5,644,221
Profit/(loss) for the financial year	31,231,086	(3,693,861)	27,537,225

(b)	Geographical segments

The Group operates predominantly in Malaysia and revenue from overseas is insignificant. Accordingly, the information by geographical segment is not presented.

21. RELATED PARTY DISCLOSURES

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

The Group has related party relationship with its subsidiaries, Directors and companies in which Directors of the Group have interest.

(b)	The Group had the following transactions with related parties during the financial year:

	For the year ended
	June 30, 2025	June 30, 2024	June 30, 2023
	RM	RM	RM
Related companies
- Project management fee income	-	-	29,105,000
- Rendering of information technology system	-	25,000,000	-
- Project management fee expenses&	-	(12,000,000)	(2,903,333)

Related parties
- Sale of goods	-	-	77,304,000
- Purchase of property, plant and equipment	-	(30,000,000)	-
- Renovation work expenses	-	(30,000)	(1,200,000)
- Rental paid*	(132,000)	(132,000)	(132,000)

&	For the year ended June 30, 2024, former fellow subsidiaries of ARB Berhad had provided specific project management services to the Group. The common cost majority comprise of IT technical staff payroll including remuneration, defined contribution plan, social security contribution and other employee benefit. Followed by upkeep of computer system, depreciation of property, plant and equipment and other expenses.

*	Office rental of RM 132,000 (June 30, 2024: RM 132,000) paid to VNH One Sdn. Bhd., a company whereby, the Chairman of the Board and Chief Executive Officer of the Group, Liew Kok Leong is a common director and shareholder of VNH One Sdn. Bhd. and the Group.

The related party transactions described above were carried out on agreed contractual terms and conditions and in the ordinary course of business between the related parties of the Group.

(c)	Compensation of key management personnel

The key management personnel comprise the Directors of the Group and their remuneration during the financial year are disclosed in Note 16 to the consolidated financial statements.

Liew Kok Leong is the Chairman of the Board and Chief Executive Officer of the Group.

22. RISK MANAGEMENT OVERVIEW

The overall financial risk management objective of the Group is to optimize its shareholders value and not to engage in speculative transactions.

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

Exposure to credit risk

At the end of each reporting period, the maximum exposure to credit risk of the Group and of the Company is represented by the carrying amount of each class of financial assets recognized in the consolidated statements of financial position. Information regarding credit enhancement for trade receivables, net and cash and bank balances are disclosed in Notes 7 and 9 respectively.

(c)	Liquidity and cash flow risk

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

The analysis of consolidated financial instruments by remaining contractual maturities has been disclosed in Notes 5, 10 and 11 to the consolidated financial statements respectively.

23. BUSINESS COMBINATION

(a)	Acquisition of equity interest in subsidiaries

On July 15, 2024, AIGSB acquired ARB Synergy through trust deed with Liew Kok Leong (“Trustee”), whereby Trustee is a registered holder of 1 ordinary share representing 100% of the issued and paid-up share capital of ARB Synergy, whereby is held by Trustee on trust for AIGSB. Subsequently, ARB Databook, the wholly-owned subsidiary of ARB Synergy became wholly-owned subsidiary of AIGSB.

The fair value of consideration transferred and the effects on cash flows of the acquisitions of subsidiaries are as follows:

June 30, 2025

	ARB Synergy	ARB Databook	Total
	RM	RM	RM

Net assets upon acquired	(9,454)	(49,947)	(59,401)
Less: NCI	-	-
Equity shares acquired	100%	100%	100%
Group’s share of net assets acquired	(9,454)	(49,947)	(59,401)
Add: Goodwill on consolidation	59,401	-	59,401
Total fair value of consideration for the acquisitions	49,947	(49,947)	-

Fair value consideration for the acquisitions	49,947	(49,947)	-
Less: Consideration paid	(49,947)	49,947	-
Total consideration satisfied by cash	-	-	-
Less: Cash and cash equivalents of subsidiaries	(105,619)	-	(105,619)
Cash inflow from acquisitions of subsidiaries	(105,619)	-	(105,619)

June 30, 2024

In the previous financial year 2024, ARB Techsymbol acquired ARB WMS additional ordinary shares of 49,000 @ RM 1 per share, from BCSSoft. Subsequently, ARB WMS became wholly-owned subsidiaries of ARB Techsymbol.

The fair value of consideration transferred and the effects on cash flows of the acquisitions of subsidiaries were as follows:

ARB WMS
RM

Net assets upon acquired	210,802
Less: NCI
Equity shares acquired	49%
Group’s share of net assets acquired	103,293
Less: Negative goodwill on consolidation recognized in consolidated statement of profit or loss	(54,293)
Total fair value of consideration for the acquisitions	49,000

Fair value consideration for the acquisitions	49,000
Less: Consideration paid	-
Total consideration satisfied by cash	49,000

23. BUSINESS COMBINATION (CONT’D)

June 30, 2023

During financial year 2023, there were acquisitions of ARB Synergy and its subsidiary, namely ARB Databook, collectively as Synergy Group.

The fair value of consideration transferred and the effects on cash flows of the acquisitions of subsidiaries were as follows:

ARB Synergy Group
Fair value consideration for the acquisitions	1
Less: Consideration paid in previous year as other investments	(1,296)
Total consideration satisfied by cash	(1,295)

The recognized provisional fair values of identifiable assets and liabilities of subsidiaries at acquisition date were as follows:

ARB Synergy Group
Cash and bank balances	1,297
Other receivables	1,975
Other payables and accruals	(51,069)
Net assets	(47,797)
Non-controlling interests measured at fair value	-
Group’s share of net assets	(47,797)
Add: Goodwill on consolidation	47,798
Total fair value of consideration for the acquisitions	1

The fair value of the non-controlling interest represents its share of the fair value of subsidiaries at the acquisition date, estimated using the purchase price allocation method. The bargain purchase on business combination is not taxable for tax purpose.

(b)	Disposal of equity interest in subsidiaries

June 30, 2025

The strike-off companies are presented in Note 2.

23. BUSINESS COMBINATION (CONT’D)

June 30, 2024

During the financial year, there are disposal ARB Midware and its subsidiary, ARB Distribution (“ARB Midware Group”).

The effects on the Group’s consolidated financial statements is as follows:

ARB Midware
Group
RM

Cash proceed	1
Less: Cost of investment in subsidiaries	(1)
Gain/(loss) on disposal of subsidiaries at subsidiaries’ company level	-
Post-acquisition reserves recognized up to the date of disposal	(305,818)
(305,818)
Realization of foreign currency translation gain reclassified from reserve	-
Loss on disposal of subsidiaries at the Group level	(305,818)

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

23. BUSINESS COMBINATION (CONT’D)

June 30, 2023

During financial year 2023, there was disposal of ARB Synergy Sdn. Bhd. and its subsidiary, ARB Databook Pte. Ltd.

The effects on the Group’s consolidated financial statements were as follows:

ARB Synergy
Group
RM

Cash proceed	1
Less: Cost of investment in subsidiaries	(1)
Gain/(loss) on disposal of subsidiaries at subsidiaries’ company level	-
Post-acquisition reserves recognized up to the date of disposal	(47,799)
54,764
6,965
Realisation of foreign currency translation gain reclassified from reserve	(787)
Gain on disposal of subsidiaries at the Group level	6,178

The value of assets and liabilities of disposal of subsidiaries are as follows:

ARB Synergy
Group
RM

Other receivables, prepayments and deposits	7,639
Cash and bank balances	2,950
Other payables and accruals	(65,352)
(54,763)
Realization of foreign currency translation gain reclassified from reserve	787
(53,976)
Add: Goodwill	47,799
(6,177)
Gain on disposal of subsidiaries at the Group level	6,178
Net disposal proceeds	1
Cash and cash equivalents of subsidiaries disposed	(2,950)
Net cash outflow upon disposal of subsidiaries	(2,949)

24. RECLASSIFICATION OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

The Group restated the accompanying consolidated financial statements and related notes. As a result of this reclassification, there was no change in the assets, liabilities and equity or net revenues and expenses. Furthermore, there was no change in the net increase in cash and cash equivalents.

IN CONSOLIDATED STATEMENT OF CASH FLOWS:

Operating activities for the year ended June 30, 2024:	Previously reported	Adjustments/ Reclassification	Restated
	RM	RM	RM
Interest received	1,607,963	(1,607,963)	-

Investing activities for the year ended June 30, 2024:	Previously reported	Adjustments/ Reclassification	Restated
Interest received	-	1,607,963	1,607,963
Proceed from redemption of non-convertible redeemable of preference shares by non-controlling interest of a subsidiary	(1,000)	1,000	-

Financing activities for the year ended June 30, 2024:	Previously reported	Adjustments/ Reclassification	Restated
Proceed from redemption of non-convertible redeemable of preference shares by non-controlling interest of a subsidiary	-	(1,000)	(1,000)

Operating activities for the year ended June 30, 2023:	Previously reported	Adjustments/ Reclassification	Restated
	RM	RM	RM
Interest received	776,511	(776,511)	-

Investing activities for the year ended June 30, 2023:	Previously reported	Adjustments/ Reclassification	Restated
Interest received	-	776,511	776,511

25. SIGNIFICANT EVENT SUBSEQUENT TO THE END OF THE REPORTING PERIOD

The consolidated financial statements were approved and authorized for issue by the board of directors on October 31, 2025.

The Group has assessed all events occurred from June 30, 2025, up through October 31, 2025, which is the date that these consolidated financial statements are available to be issued. Save as disclosed elsewhere in this report, there are not any material subsequent events that would require disclosure in these consolidated financial statements.