Form 20-F
period 2026-06-30
ARB IOT Group Ltd
filed 2026-10-30
CIK 1930179

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

(Alfred) Tan Choong Hau, Chief Executive Officer

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

●	1,765,256 Ordinary Shares, par value $0.0015 per share, as of June 30, 2026.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

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

Annual Report on Form 20-F

Year Ended June 30, 2026

i

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated or the context otherwise requires, references to:

●	“ASEAN” are to the Association of Southeast Asian Nations, currently comprised of ten member states in Southeast Asia, namely Indonesia, Malaysia, Philippines, Singapore, Thailand, Brunei Darussalam, Viet Nam, Lao PDR, Myanmar and Cambodia;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“IPO Form F-1” are to the registration statement on Form F-1 (File No. 333-267697), initially filed by the Company on September 30, 2022, and declared effective by the SEC on March 30, 2023.

●	“IFRS” are to the International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”);

●	“RM” or “Ringgit Malaysia” are to the legal currency of Malaysia;

●	“SEC” are to the Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“SGD” are to the legal currency of Singapore;

●	“U.S. dollars,” “dollars,” “USD” or “$” are to the legal currency of the United States; and

●	“we,” “us,” “the Company,” “our,” “our Company,” “ARB IOT Group” or “the Group” are to the combined business of ARB IOT Group Limited, an exempted company incorporated in the Cayman Islands, and its consolidated subsidiaries.

Our reporting currency is RM. The functional currency of ARB IOT Group Limited, our Cayman Islands holding company, is USD, and our subsidiaries’ functional currencies are RM or SGD, as applicable. This Annual Report contains translations of RM amounts into USD at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RM to USD in this Annual Report for the fiscal year ended June 30, 2026 were made at a rate of RM4.0800 to $1.00. USD amounts for prior fiscal years may be translated at the historical exchange rates in effect as of the end of the respective prior fiscal years. We make no representation that any RM could have been, or could be, converted into USD, as the case may be, at any particular rate, at the rates stated below, or at all. The Malaysian government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RM into foreign exchange and through restrictions on foreign trade. On June 30, 2026, the exchange rate was RM4.0800 to $1.00. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

Summary Risk Factors

●	We have a limited operating history and experience in the Malaysian IoT industry, which may make it difficult to evaluate our business and prospects and may not be indicative of our future growth or financial results.

●	We are subject to credit risks associated with our accounts receivable, other receivables, deposits and prepayments, exposing us to credit risk, and any deterioration in the creditworthiness of our customers or counterparties may adversely affect our business, financial condition and results of operations.

●	We are a holding company, and we are accordingly dependent upon distributions from our subsidiaries to service our debt and pay dividends, if any, taxes and other expenses.

●	If our customers fail to pay us in accordance with the terms of their agreements, we may have to bring actions to compel payment.

●	All of our customer orders have agreed delivery schedules. If we fail to meet these contractual commitments, we could be subject to financial penalties or claims for liquidated damages, which could adversely affect our business, operating results, financial condition and prospects.

●	We have engaged in and plan to conduct additional strategic transactions, which could divert our management’s attention, result in additional dilution to our shareholders, disrupt our operations and adversely affect our operating results. We may not be able to successfully integrate acquired businesses and technologies or achieve the anticipated benefits of such acquisitions.

●	Our planned expansions outside Malaysia and in the ASEAN region subject us to risks inherent in international operations that can harm our business, results of operations, and financial condition.

●	Our AI partnerships, regional expansion, and large customer orders may not commercialize as expected and expose us to execution, supply chain, and working capital risks.

●	Our IoT drone products may not deliver expected results and are subject to agronomic, safety, regulatory, and product liability risks.

●	A failure or breach of our security systems or infrastructure as a result of cyber-attacks could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

●	We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

●	The market in which we compete is competitive.

●	If we fail to adopt new technologies to address evolving customer needs or emerging industry standards, our business may be materially and adversely affected.

●	We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, physical and e-commerce retail, digital content, web services, electronic devices, advertising, and other products and services that we offer or sell. Unfavorable changes could harm our business.

●	Our operations are subject to various laws and regulations in Malaysia.

●	Fluctuations in exchange rates could adversely affect our business and the value of our securities.

●	Because our principal assets are located outside of the United States and all of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights based on U.S. federal securities laws against us or our officers and directors or to enforce a judgment of a United States court against us or our officers and directors in Malaysia.

●	We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our shareholders could receive less information than they might expect to receive from more mature public companies.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

Risks Related to Our Business

We have a limited operating history and experience in the Malaysian IoT industry, which may make it difficult to evaluate our business and prospects and may not be indicative of our future growth or financial results.

We have a limited operating history in the Malaysian IoT industry, which makes it difficult to evaluate our business and prospects. We began operations in 2019, starting with offering smart home and building solutions, and since then, have expanded our product and service offerings to provide IoT products for agriculture, consumer electronics, retail and other industries.

In the fiscal year ended June 30, 2026, our revenue increased by RM38.0 million ($10.9 million) or 19%, to RM235.4 million ($57.7 million), from RM197.3 million ($46.8 million) for the year ended June 30, 2025.

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

All these endeavors involve risks and will require significant allocation of management and employee resources. We cannot assure you that we will be able to effectively manage our growth or implement our business strategies effectively. If the market for our products does not develop as we expect or if we fail to address the needs of this dynamic market, our business, results of operations, and financial condition will be materially and adversely affected.

Our expansion into new products, services, technologies, market segments and geographic regions subjects us to additional risks.

We continue to expand into new market segments, products and services, such as IoT AI servers, IoT AI power chargers, IoT drones and other IoT-related products. We have limited or no experience in our newer market segments, and our customers may not adopt our product offerings. These offerings, which can present new and difficult technology challenges, may subject us to claims if customers of these offerings experience service disruptions or failures or other quality issues. In addition, profitability, if any, in our newer activities may not meet our expectations, and we may not be successful enough in these newer activities to recoup our investments in them. In response to new regulatory requirements or industry standards, or in connection with the introduction of new products, we may need to impose more rigorous risk management systems and policies, which may negatively affect the growth of our business. Any significant change to our business model may not achieve expected results and may materially and adversely affect our financial condition and results of operations. Failure to realize the benefits of amounts we invest in new technologies, products, or services could also result in the value of those investments being written down or written off.

We are subject to credit risks associated with our accounts receivable, other receivables, deposits and prepayments, exposing us to credit risk, and any deterioration in the creditworthiness of our customers or counterparties may adversely affect our business, financial condition and results of operations.

Our customers’ financial condition and their ability to make payments may impact our operations. As our customers generally purchase our products on credit, our results of operations and financial conditions could be adversely affected if they encounter financial difficulties. To mitigate the credit risk, we monitor customers’ creditworthiness and establish appropriate credit terms based on periodic assessments of customers’ payment history and other relevant factors. We manage credit risk related to our customers by performing periodic evaluations of creditworthiness and applying other credit risk monitoring procedures.

As of June 30, 2026, 2025 and 2024, we had approximately RM nil ($nil), RM41.8 million ($9.9 million) and RM nil ($nil) in trade receivables, respectively. As of June 30, 2026, 2025 and 2024, we also had approximately RM41.5 million ($10.2 million), RM0.2 million ($41.6 thousands) and RM9.5 million ($2.0 million), respectively, of other receivables, deposits and prepayments. For the year ended June 30, 2026, the trade receivables are due immediately upon issuance of invoices. Historically, our normal trade credit terms ranged between 30 to 210 days. We have provided a long credit period of approximately 210 days to some large customers to secure contracts from them.

As of June 30, 2026, we did not have any outstanding trade receivables. Future sales may continue to be made on credit terms, which may expose us to collection and credit risks. As of June 30, 2026, substantially all of our other receivables, deposits and prepayments balance consisted of deposits paid to suppliers to secure production capacity for future production requirements. A significant portion of these deposits were non-refundable and will be applied against future charges for products or services upon delivery. For non-refundable production deposits, recoverability depends on the suppliers’ ability to deliver the contracted products or services. Accordingly, our credit risk exposure is not limited to customers, but also extends to the counterparties to whom such deposits are paid. Due to uncertainty of the timing of collection, we establish allowance for doubtful accounts based on individual account analysis and historical collection trends. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as on past trends of collections. Considering customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against account receivable balance, with a corresponding charge recorded in the consolidated statements of operations and other comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

We did not have any material bad debt write-offs in trade receivables during the years ended June 30, 2026, 2025 and 2024. In addition to trade receivables, we are also exposed to credit risk relating to other receivables deposits and prepayments. During the years ended June 30, 2026, 2025 and 2024, we recorded impairment losses on deposits of approximately RM5.7 thousand ($1.4 thousand), RM4.0 million ($0.9 million) and RM nil ($nil), respectively. The impairment losses primarily reflected management’s assessment of the recoverability of amounts due from counterparties based on the specific facts and circumstances of the underlying arrangements. We continuously monitor the recoverability of trade receivables, other receivables, deposits and prepayments and recognize impairment losses when recoverability becomes uncertain.

Although we manage credit risk related to our customers and other counterparties by performing periodic evaluations of credit worthiness and applying other credit risk monitoring procedures, if there is an occurrence of circumstances that affect our customers’ or other counterparties’ ability to pay us such as deteriorating conditions in, bankruptcies, or financial difficulties of a customer or a counterparty or within their industries generally, our operating cash flow will be under tremendous pressure, and we could experience payment delays or default in payment to our suppliers or other creditors, which may result in material and adverse impact on our business, results of operations and financial condition.

We are a holding company, and we are accordingly dependent upon distributions from our subsidiaries to service our debt and pay dividends, if any, taxes and other expenses.

We are a Cayman Islands holding company and have no material assets other than property plant and equipment and ownership of equity interests in our subsidiaries. We have no independent means of generating revenue. We intend to cause our subsidiaries to make distributions to their shareholders in an amount sufficient to cover all applicable taxes payable and dividends, if any, declared by us. Our ability to service our debt, if any, depends on the results of operations of our subsidiaries and upon the ability of such subsidiaries to provide us with cash, whether in the form of dividends, loans or other distributions, to pay amounts due on our obligations. Future financing arrangements may contain negative covenants that limit the ability of our subsidiaries to declare or pay dividends or make distributions. Our subsidiaries are separate and distinct legal entities; to the extent that we need funds, and our subsidiaries are restricted from declaring or paying such dividends or making such distributions under applicable law or regulations or are otherwise unable to provide such funds (for example, due to restrictions in future financing arrangements that limit the ability of our operating subsidiaries to distribute funds), our liquidity and financial condition could be materially harmed.

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

There is no assurance that our IoT drone products will operate as intended.

We face risks related to the performance and reliability of our IoT drone products, and there is no assurance they will operate as intended. These products are relatively new and have not been in operation for an extended period, which increases the likelihood of design, integration, or deployment issues that may impair functionality. Our systems depend on a combination of hardware, firmware, connectivity, analytics, and third-party integrations that can be affected by network instability, sensor failure, power interruptions, adverse environmental conditions, software defects, cybersecurity incidents, or insufficient user adoption and training. In addition, the success of these products often requires alignment with variable agronomic factors, including weather patterns, soil conditions, pest pressure, and crop cycles, which are outside our control and may limit the ability of our products to deliver consistent results. As a consequence, we may be unable to achieve or maintain the intended benefits, such as high production yields, lower crop losses, reduced operating costs, improved traceability, or enhanced decision support. If our IoT drone products do not perform as designed, customers may reduce or cancel deployments, and our reputation, revenue growth, and margins could be adversely affected.

If our customers fail to pay us in accordance with the terms of their agreements, we may have to bring actions to compel payment.

We typically enter into multiple year arrangements with our customers. If customers fail to pay us under the terms of our agreements, we may be adversely affected both from the inability to collect amounts due and the cost of enforcing the terms of our contracts, including litigation. The risk of such negative effects increases with the term length of our customer arrangements. Furthermore, some of our customers may seek bankruptcy protection or other similar relief, including as a result of the impacts and disruptions caused by events beyond their control, and fail to pay amounts due to us, or pay those amounts more slowly, either of which could adversely affect our business, results of operations and financial condition.

Our product supply agreements generally give our customers flexibility to terminate engagements without cause by giving notice in advance, and as such, subjects our revenue to uncertainty to some degree.

Our product supply agreements, such as our IoT drone agreements, typically allow our clients to terminate our master agreements and work orders with or without cause, and, in the case of termination without cause, subject to 30 days’ prior notice.

Our clients may terminate or reduce their purchases from us for a number of reasons, including that they are not satisfied with our products or our ability to meet their needs and expectations. Even if we successfully deliver on contracted products and maintain close relationships with our clients, factors beyond our control could cause the loss of or reduction in business or revenue from our existing clients. These factors include without limitation:

●	the business or financial condition of that client or the economy generally;

●	a change in strategic priorities by our clients, resulting in a reduced level of spending on IoT products;

●	changes in the personnel at our clients who are responsible for procurement of information technology, services or with whom we primarily interact;

●	a demand for price reductions by our clients; and

●	a decision by that client to move work in-house or to one or several of our competitors.

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

If a significant number of clients cease purchasing or reduce their purchase volumes of our products, we may be required to spend significantly more on sales and marketing than we currently plan to spend in order to maintain or increase revenue from clients. Such changes could adversely affect our business, results of operations and financial condition.

We depend on a limited number of customers for a large portion of our revenues.

We consider a major customer in each period to be a customer that accounted for more than 10% of overall revenues in such period.

For the year ended June 30, 2026, the two major customers of the Company were AT3 Technologies Sdn Bhd, accounting for 55.7% of the total revenue, and Gajah Kapitalan Sdn Bhd, accounting for 29.9% of the total revenue. For the year ended June 30, 2025, three major customers accounted for 69.2% of our total revenue. For the year ended June 30, 2024, three major customers accounted for 89.4% of our total revenue.

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

All of our customer orders have agreed delivery schedules. If we fail to meet these contractual commitments, we could be subject to financial penalties or claims for liquidated damages, which could adversely affect our business, operating results, financial condition and prospects.

All of our customer orders have agreed delivery schedules. There is a risk that we may encounter delays in sourcing, procuring or delivering products, or meeting agreed delivery schedules. Failure to fulfill our customer orders on time or meet agreed delivery schedules may subject us to customer claims. Any extended delays could adversely affect our reputation, ability to attract new customers and retain existing customers, revenue, and operating results.

We depend on third-party providers and suppliers for components of our IoT products. Any failure or interruption in products or services provided by these third parties could harm our ability to operate our business.

We source a variety of hardware and software from third party suppliers for our IoT products. As a result, our ability to supply products to customers depends on third parties providing us with timely and reliable products and services at acceptable prices.

We rely on third-party software for key automation features in certain of our offerings and on the interoperation of that software with our own, such as our mobile applications and related platform. We could experience service disruptions if customer usage patterns for such offerings exceed, or are otherwise outside of, design parameters for the system and the ability for us or our third-party provider to make corrections. Such interruptions in the provision of services could result in our inability to meet customer demand, damage our reputation and customer relationships, and materially and adversely affect our business. Because a number of our products and technology offerings incorporate technology developed and maintained by third parties, we are, to a certain extent, dependent upon such third parties’ ability to update, maintain, or enhance their current products and services; and to ensure that their products are free of defects or security vulnerabilities. If our agreements with third-party vendors are not renewed or the third-party software becomes obsolete, is incompatible with future versions of our products or services, or otherwise fails to address our needs, we cannot provide assurance that we would be able to replace the functionality provided by the third-party software with technology from alternative providers. Any of these factors could materially adversely affect our business, financial condition, results of operations, and cash flows.

We also rely on third-party technology companies to provide automation and interactive features incorporated in our products to our customers. These technology companies could fail to provide these products or services consistently, or at all, which could result in our inability to meet customer demand and damage our reputation. There can be no assurance that third-party technology companies will continue to provide such technology and services without disruption. Any such failure or disruption, particularly one of a prolonged duration, could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We source software and hardware from various local suppliers and any disruption in global supply chain may affect our business, operating results, and financial condition.

We source hardware and software from local suppliers. While we are not dependent on any single supplier, any serious and prolonged global shortage of hardware and software required to support our products and technology offerings may lead to delay in delivery to customers which may affect our reputation, our business relationship with our customers, or expose us to late delivery penalties. This in turn could potentially result in loss of business opportunities or loss of revenue that may adversely affect our profitability and growth.

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

In pursuing our business strategy, we have in the past acquired and plan to seek to acquire or invest in businesses, products, technologies, or talent that we believe could complement or expand our business, enhance our product offerings and technology capabilities or otherwise offer growth opportunities. We may compete with others for the same opportunities. The pursuit of any of these strategic transactions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable transactions, whether or not they are consummated.

Any strategic transaction may result in unforeseen operating difficulties and expenditures. If we acquire additional businesses or enter into other strategic transactions, we may not be able to integrate the acquired personnel, operations, products and technologies successfully, or effectively manage the combined business following the strategic transactions. In addition, we have limited experience in consummating strategic transactions. We also may not achieve the anticipated benefits from the strategic transactions due to a number of factors, including:

●	failure to evaluate, integrate, utilize or benefit from or accurately anticipate the adoption rates of acquired products, technologies or services;

●	product synergies, cost reductions, increases in revenue and economies of scale may not materialize as expected;

●	difficulty in retaining, motivating and integrating key management and other employees of the acquired business;

●	the business culture of the acquired entity may not match well with our culture;

●	unforeseen delays, unanticipated costs and liabilities may arise when integrating operations, processes, systems and product lines in geographies where we have not conducted business;

●	unanticipated costs or liabilities associated with the strategic transactions;

●	incurrence of transaction-related costs;

●	assumption of the existing obligations or unforeseen liabilities of the acquired business that we were not able to mitigate through due diligence or other means;

●	difficulty integrating the accounting systems, security infrastructure, operations, and personnel of the acquired business;

●	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

●	difficulty converting the current and prospective customers of the acquired business onto our products, technology offerings, and contract terms, including disparities in the revenue, licensing, support, product distribution or professional services model of the acquired company;

●	diversion of management’s attention from other business concerns;

●	adverse effects to our existing business relationships with business partners and customers as a result of the strategic transactions;

●	unexpected costs may arise due to unforeseen changes in tax, payroll, pension, labor, trade, environmental and safety policies in new jurisdictions where the acquired entity operates;

●	use of resources that are needed in other parts of our business; and

●	use of substantial portions of our available cash to consummate the strategic transactions.

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

As of June 30, 2026, 2025 and 2024, we had recorded goodwill and intangible assets with a net book value of RM nil, RM53.8 million ($12.8 million) and RM88.8 million ($18.8 million), respectively. Besides amortizing intangible assets over 5 to 10 years, we are required to test for impairment at least annually and whenever evidence of impairment exists.

During the years ended June 30, 2026, 2025 and 2024, amortization of intangible assets of approximately RM15.6 million ($3.8 million), RM18.9 million ($4.5 million) and RM27.9 million ($5.9 million) were recorded in our statements of profit or loss, respectively. The carrying value of our goodwill and intangible asset values are measured using value in use (“VIU”) calculations and discounted cash flow model, including significant judgements and assumptions relating to revenue growth rates, projected operating income and expenses and the weighted average cost of capital (“WACC”) as the discount rate. We may be required in the future to record impairment charges that could have a material adverse effect on our reported results.

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

A key element of our strategy is to operate and sell our IoT products to customers across the ASEAN region. Operating internationally requires significant resources and management attention. We cannot be certain that the investment and additional resources required to operate internationally will produce desired levels of revenue or profitability. Further, operating internationally subjects us to various risks, including:

●	increased management, travel, infrastructure and legal compliance costs associated with having operations in many countries;

●	increased financial accounting and reporting burdens and complexities;

●	variations in adoption and acceptance of our products and solutions in different countries, requirements or preferences for domestic products, and difficulties in replacing products offered by more established or known regional competitors;

●	new and different sources of competition;

●	laws and business practices favoring local competitors;

●	differing technical standards, existing or future regulatory and certification requirements and required features and functionality;

●	communication and integration problems related to entering and serving new markets with different languages, cultures, and political systems;

●	compliance with foreign privacy and security laws and regulations, including data privacy laws that require customer data to be stored and processed in a designated territory, and the risks and costs of non-compliance;

●	customer preference for data to be stored in a specific geography, location, or region based on unique customer requirements even if not required by applicable privacy and security laws and regulations;

●	compliance with laws and regulations for foreign operations, including anti-bribery laws (such as the U.S. Foreign Corrupt Practices Act), import and export control laws, tax laws, tariffs, trade barriers, economic sanctions, and other regulatory or contractual limitations on our ability to sell our products in certain foreign markets, and the risks and costs of non-compliance;

●	compliance with foreign laws, regulations and orders related to health and safety;

●	heightened risks of unfair or corrupt business practices in certain geographies that may impact our financial results and result in restatements of our consolidated financial statements;

●	fluctuations in currency exchange rates and related effects on our results of operations;

●	difficulties in repatriating or transferring funds from or converting currencies in certain countries;

●	different pricing environments, longer sales cycles, and longer accounts receivable payment cycles and collections issues;

●	political and economic conditions and uncertainty in the countries or regions in which we operate and around the world;

●	difficulties in recruiting, managing and retaining local partners, including consulting and implementation firms, to support our operations and sales;

●	differing labor standards, including restrictions related to, and the increased cost of, terminating employees in some countries;

●	difficulties in recruiting, hiring and retaining employees in certain countries;

●	difficulties in managing an international workforce and maintaining our corporate culture internationally;

●	the preference for localized software and licensing programs;

●	the preference for localized language support;

●	weaker protection in some jurisdictions for intellectual property and other legal rights than in Malaysia and practical difficulties in enforcing intellectual property and other rights outside of Malaysia, if any;

●	compliance with the laws of numerous foreign taxing jurisdictions, including withholding obligations, and overlapping of different tax regimes;

●	compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy, and data protection laws and regulations; and

●	global pandemics such as the COVID-19 pandemic and travel restrictions and other measures undertaken by governments in response to such pandemics.

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

As an IoT product provider, the success of our business model depends on our ability to recruit, deploy and manage suppliers.

We currently rely extensively on third-party suppliers for hardware procurement. Our ability to source, coordinate and manage these suppliers at the speed and scale required by customer engagements is critical to our operating performance. We may face shortages of qualified contractors, wage inflation, competition from other technology and services firms, and variability in contractor availability by region and season. Inadequate staffing levels, delays in deployment, or deficiencies in training and supervision could result in schedule slippage, cost overruns, safety incidents, rework, or quality issues that adversely affect customer satisfaction and service-level compliance. Because contractors operate outside our direct employment, we are exposed to risks related to inconsistent performance, misalignment with our policies and controls, and noncompliance with legal and regulatory requirements, including labor, immigration, health and safety, and data security laws. We may also be subject to joint employer, vicarious liability, or indemnity claims arising from contractor conduct. If we are unable to attract and retain qualified contractors, efficiently allocate and manage them across our operations, or enforce our standards and contractual protections, our ability to deliver products on time and within budget could be impaired, which could harm our reputation, customer relationships, revenue growth, margins, and cash flows. In addition, disruptions at or the financial instability of our outsourcing vendors could interrupt service delivery, require us to incur incremental costs to transition work, or necessitate internal hiring that may not be feasible on short notice, any of which could materially and adversely affect our business.

Our AI partnerships, regional expansion, and large customer orders may not commercialize as expected and expose us to execution, supply chain, and working capital risks.

Our recent AI initiatives in relation to the IoT AI server orders are subject to uncertainties in finalizing definitive agreements, coordinating joint go-to-market efforts, and meeting customer schedules and performance criteria. We depend on constrained components (including GPUs, accelerators, memory, and power and thermal systems), upstream vendor allocations, certification timelines, and the readiness of customer facilities (power density, cooling, networking, and security). Any delays, redesigns, or cost inflation could compress margins, defer revenue recognition, or trigger penalties, change orders, or cancellations. Regional logistics, permitting, and regulatory requirements may slow deployments. Fulfilling large-scale orders can also strain working capital due to inventory purchases, capacity expansion, and milestone-based billing, and adverse customer credit or payment term extensions could negatively affect liquidity.

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

Our IoT drone may not deliver expected results and are subject to agronomic, safety, regulatory, and product liability risks.

Orders to deploy our IoT drone products and related technologies depend on reliable connectivity, sensor accuracy, device uptime, and effective analytics under real-world field conditions. External factors—including weather variability, soil conditions, pest and disease pressure, terrain, labor practices, and adherence to operating procedures—may prevent these products from achieving targeted yield improvements, loss reductions, or cost savings, which could reduce expected recurring revenues. Autonomous ground equipment and unmanned aerial systems are subject to permitting, pilot qualifications, airspace and pesticide application regulations, and environmental constraints; failures, accidents, or noncompliance could result in deployment delays, enforcement actions, or product liability claims. Changes in government policies, incentives, or regional conditions in Sabah and Sarawak may further affect adoption, increase costs, or diminish anticipated benefits.

If demand for our products and solutions does not develop as expected, our projected revenues and profits may not materialize.

Our future profits are influenced by many factors, including economics, technology advancements, and world events and changing customer preferences. We believe that our target markets will continue to grow, that we will be successful in marketing our products and solutions in these markets. If our expectations as to the size of these markets and our ability to sell our products and solutions in such markets are not correct, our revenue may not materialize, and our business will be adversely affected.

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

Our operations will, in part, rely on the secure processing, transmission and storage of confidential proprietary and other information in our computer systems and networks. Our customers will rely on our digital technologies, computer, email and messaging systems, software and networks to conduct their operations or to utilize our products and solutions. In addition, to access our products and solutions, our customers may use personal smartphones, tablet computers and other mobile devices that may be beyond our control.

If a cyber-attack or other information security breach occurs, it could lead to security breaches of the networks, systems or devices that our customers use to access our products and solutions which could result in the unauthorized disclosure, release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information (including account data information) or data security compromises. Such events could also cause product interruptions, malfunctions or other failures in the physical infrastructure or operations systems that will support our businesses and customers, as well as the operations of our customers or other third parties. Any actual attacks could lead to damage to our reputation with our customers and other parties and the market, additional costs to the Company (such as repairing systems, adding new personnel or protection technologies or compliance costs), regulatory penalties, financial losses to both us and our customers and partners and the loss of customers and business opportunities. If such attacks are not detected immediately, their effect could be compounded. Although we will attempt to mitigate these risks, there can be no assurance that we will be immune to these risks and not suffer losses in the future.

We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our businesses depend on the skills, reputation, and professional experience of our senior management and key employees, the network of resources and relationships they generate during the ordinary course of their activities, and the synergies among the diverse fields of expertise and knowledge held by our senior professionals. Therefore, the success of our business depends on the continued services of these individuals. If we lose their services, we may not be able to execute our existing business strategy effectively, and we may have to change our current business direction. These disruptions to our business may take up significant energy and resources of our Company, and materially and adversely affect our future prospects. Specifically, our future performance depends on the continued services and contributions of our Chief Executive Officer, (Alfred) Tan Choong Hau, and our Chief Financial Officer, Ng Kok Wah, who have in-depth knowledge and experience in the technological industry. Effective October 23, 2026, Dr. Liew Kok Leong resigned as our Chief Executive Officer, Chairman of the Board and a director, and our board of directors appointed Mr. Tan to fill those positions. Without these key executives and employees, we may not have the ability to execute on our business plans and to identify and pursue new opportunities and innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of our development and strategic objectives. The loss of the services of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results. We do not presently maintain any key man life insurance policies.

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

Substantial increases in the prices for our materials or prices charged to us would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased prices. Any attempts to increase prices in response to increased material costs could result in cancellations of orders for our products and solutions and therefore materially and adversely affect our brand, image, business, prospects and operating results.

We may experience in the future delays or other complications in the design and manufacture of products we distribute or source, which could harm our brand, business, prospects, financial condition and operating results.

We may encounter unanticipated challenges, such as supply chain or logistics constraints, that lead to delays in producing products we distribute or supply to customers. Any significant delay or other complication in the production of such products, including complications associated with expanding our supply chain or obtaining or maintaining regulatory approvals, and/or coronavirus impacts, could materially damage our brand, business, prospects, financial condition and operating results.

Changes in our supply chain may result in increased cost. If we are unsuccessful in our efforts to control supplier costs, our operating results may suffer.

There is no assurance that our suppliers will ultimately be able to meet our cost, quality and volume needs, or do so at the times needed. Furthermore, as the scale of our business increases, we will need to accurately forecast, purchase, warehouse and transport our products at much higher volumes than we have experience with. If we are unable to accurately match the timing and quantities of components purchases to our actual needs, or successfully implement automation, inventory management and other systems to accommodate the increased complexity in our supply chain, we may incur unexpected disruption, storage, transportation and write-off costs, which could have a material adverse effect on our financial condition and operating results.

If we fail to develop or protect our intellectual property adequately, our business could suffer.

The Company has attempted, and may attempt, to develop certain intellectual property of its own, but cannot assure that it will be able to develop and/or obtain exclusive rights in trade secrets, patents, trademark registrations and copyright registrations. We currently own no patents or copyrights in any jurisdiction. The cost of developing, applying for and obtaining such enforceable rights is expensive. Even after such enforceable rights are obtained, there are significant costs for maintaining and enforcing them. The Company may lack the resources to put in place exclusive protection and enforcement efforts. Also, certain of the Company’s products or solutions initially draws from publicly available technology in the marketplace. The Company’s failure to obtain or maintain adequate protection of its intellectual property rights for any reason could have a material adverse effect on its business, financial condition and results of operations.

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

The Company may rely on trademarks or service marks to establish a market identity for its products or solutions. To maintain the value of the Company’s trademarks or service marks, the Company might have to file lawsuits against third parties to prevent them from using marks confusingly similar to or dilutive of the Company’s registered or unregistered trademarks or service marks. The Company also might not obtain registrations for its pending or future trademark or service marks applications, and might have to defend its registered trademark or service marks and pending applications, if any, from challenge by third parties. Enforcing or defending the Company’s registered and unregistered trademarks or service marks might result in significant litigation costs and damages, including the inability to continue using certain marks.

The laws of foreign countries in which the Company may contemplate doing business in the future may not recognize intellectual property rights or protect them to the same extent as do the laws of Malaysia. Adverse determinations in a judicial or administrative proceeding could prevent the Company from offering or providing its products or solutions or prevent the Company from stopping others from offering or providing competing products, and thereby have a material adverse effect on the Company’s business, financial condition, and results of operations.

Our products, solutions or processes could be subject to claims of infringement of the intellectual property of others.

Claims that products, solutions, business methods, or processes infringe upon the proprietary rights of others often are not asserted until after commencement of commercial sales. Third parties may make claims of infringement against the Company in connection with the use of its technology. Any claims, even those without merit, could:

●	be expensive and time consuming to defend;

●	cause the Company to cease making, licensing, or using products that incorporate the challenged intellectual property;

●	divert management’s attention and resources; or

●	require the Company to enter into royalty or licensing agreements in order to obtain the right to use a necessary software product or system.

The Company cannot be certain of the outcome of any litigation. Any royalty or licensing agreement, if required, may not be available to the Company on acceptable terms or at all. The Company’s failure to obtain the necessary licenses or other rights could prevent the development, or distribution of the Company’s products and solutions and, therefore, could have a material adverse effect on the Company’s business.

Risks Related to Our Industry and Governmental Regulation

The market in which we compete is competitive.

The market for IoT products and solutions is competitive. Companies in our industry compete on the basis of a number of factors, including technical expertise and industry knowledge, innovation competence, location, price, reputation, scale, financial stability, responsiveness to market demand and effective personnel training and retention.

Our current and potential competitors include manufacturers and traditional software companies developing IoT technologies to seize new growth opportunities, existing IoT players in agriculture, property development and logistics industries and consumer electronics brands that are investing in in-house IoT capabilities, and other smaller companies focused on single niche segments. Our competitors and potential competitors could have substantial competitive advantages such as substantially greater financial, technical and marketing resources, greater name recognition, longer operating histories, greater client support resources, lower labor and development costs, and larger and more mature intellectual property portfolios. As a result, they may be able to compete more aggressively on pricing or devote greater resources to the development and promotion of technology and IoT services.

In addition, we have faced, and expect to continue to face, competition from new market entrants. Further, there is a risk that our clients may elect to increase their internal resources to satisfy their product needs as opposed to relying on a third-party product provider like us. Moreover, as we expand the scope and reach of our products and solutions, we may face additional competition. If one or more of our competitors were to merge or partner with other competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively. Increased competition could also result in price reductions, reduced operating margins and loss of our market share. We may be unable to compete successfully with existing or new competitors and competitive pressures may materially adversely affect our business, financial condition, results of operations and prospects.

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

Recent new technology trends such as artificial intelligence (AI), cloud computing, 5G, robotic process automation (RPA), IoT and hyper-connectivity continue to shape our industry and require us to keep pace with the changing technologies and evolving industry standards. Our ability to develop, alone or with third parties, or to acquire new products and solutions that are technologically innovative requires the investment of significant resources and can affect our competitive position. These acquisition and development efforts divert resources from other potential investments in our businesses, and they may not lead to the development of new commercially successful technologies, products, or solutions on a timely basis.

Our long-term success will depend on our ability to adapt quickly to rapidly changing technologies, to adapt our products and solutions to evolving industry standards and to improve the performance and reliability of our products and solutions. To achieve market acceptance for our product and solutions, we must effectively anticipate and offer products and solutions that meet changing customer demands in a timely manner. Customers may require features and functionality that our current products and solutions do not have or cannot obtain. If we fail to develop products and solutions that satisfy customer preferences in a timely and cost-effective manner, our ability to retain existing customers and our ability to create or increase demand for our products will be harmed.

If we fail to comply with constantly evolving laws, regulations, and industry standards addressing information and technology networks, privacy, and data security, we could face penalties, liability, and reputational harm, and our business, operations, and financial condition could be adversely affected.

Along with our own confidential data and information retained in the normal course of our business, we or our partners collect and retain third party data, some of which is subject to certain laws and regulations. Our ability to analyze this data to provide the customer with an improved user experience is a valuable component of our services, but we cannot provide assurance that the data we require will be available from these sources in the future or that the cost of such data will not increase. If the data that we require is not available to us on commercially reasonable terms or at all, we may not be able to provide certain parts of our current or planned products and solutions, and our business, financial condition, results of operations, and cash flows could be materially adversely affected.

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

Examples of certain requirements we face include those with respect to the Personal Data Protection (Amendment) Act 2024, Personal Data Protection Act 2010, Personal Data Protection Regulations 2013 and Communications and Multimedia Act 1998. These laws and regulations are examples of our need to comply with costly and complex requirements at state, federal, and international levels. As these requirements continue to evolve, and expand to additional jurisdictions, we may incur or be required to incur costs or change our business practices in a manner adverse to our business and failure to comply could result in significant penalties that may materially adversely affect our business, reputation, financial condition, results of operations, and cash flows.

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

Our business depends on our customers’ continued and unimpeded access to the Internet and the development and maintenance of Internet infrastructure. Internet access providers may be able to block, degrade or charge for access to certain of our products and solutions, which could lead to additional expenses and the loss of customers.

Our products and solutions depend on the ability of our customers to access the Internet. Currently, this access is provided by companies having significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies and government-owned service providers. Some of these providers have the ability to take measures including legal actions, that could degrade, disrupt or increase the cost of user access to certain of our products and solutions by restricting or prohibiting the use of their infrastructure to support our products or solutions or charging increased fees to Internet users. Such interference could result in a loss of existing users, advertisers and goodwill, and could result in increased costs and could impair our ability to attract new customers, thereby harming our revenue and growth. Moreover, the adoption of any laws or regulations adversely affecting the growth, popularity or use of the Internet, including laws impacting Internet neutrality, could decrease the demand for our products and solutions and increase our operating costs. The legislative and regulatory landscape regarding the regulation of the Internet is subject to uncertainty.

Internationally, government regulation concerning the Internet, and in particular, network neutrality, may be developing or non-existent. Within such a regulatory environment, we could experience discriminatory or anticompetitive practices impeding both our and our customers’ domestic and international growth, increasing our costs or adversely affecting our business. Additional changes in the legislative and regulatory landscape regarding the regulation of the Internet could harm our business, operating results and financial condition.

The drone industry is subject to various laws and government regulations which could complicate and delay our ability to introduce products, maintain compliance, and avoid violations, which could lead to increased costs or the interruption of business operations that could negatively impact our financial condition and results of operations.

We are developing our drone business. The commercial drone operations industry is a regulated industry in Malaysia and many other jurisdictions. Flying drones is subject to permissions, licensing or clearance requirements from Civil Aviation Authority of Malaysia. These regulations include Civil Aviation Regulations 2016. While we endeavor to take all the steps necessary to comply with these laws and regulations, there can be no assurance that we can maintain compliance on a continuing basis. Failure to comply could result in monetary liabilities and other sanctions which could increase our costs or decrease our revenue resulting in a negative impact on our business, financial condition and results of operations.

Changes in trade policy, such as the imposition of tariffs and the resulting consequences, may have adverse impacts on our business, results of operations and financial condition.

We cannot predict future trade policy, or tariffs and their impact on our business. To the extent that trade tariffs and other restrictions imposed by Malaysia or other countries increase the price of, or limit the amount of, components or materials used in our products and solutions imported into Malaysia or other countries we operate in the future, or create adverse tax consequences, the sales, cost or gross margin of our operations may be adversely affected and the demand from our customers for products and solutions may be diminished. Uncertainty surrounding international trade policy and disputes and protectionist measures could also have an adverse effect on consumer confidence and spending. If we deem it necessary to alter all or a portion of our activities or operations in response to such policies, agreements or tariffs, our capital and operating costs may increase. As a result, changes in international trade policy, changes in trade agreements and tariffs could adversely affect our business, results of operations and financial condition.

Risks Related to Operations in Malaysia

Our operations are subject to various laws and regulations in Malaysia.

Our business is regulated by various laws and regulations in Malaysia such as regulations on business licenses, intellectual property rights, employment, personal data and privacy, dividends, unmanned aircraft, product distribution of products and cybersecurity. Certain registrations, certificates and/or licenses for the conduct of our business are required under the above laws.

Based on our experience, some of the laws and regulations of the place where we operate our business are subject to amendments, uncertainty in interpretation and administrative actions from time to time. Therefore, we cannot assure you that, for the implementation of our business plans and the introduction of any new products, solutions, we will be able to obtain all the necessary registrations, certificates and/or licenses. Any failure to comply with the above laws and regulations may give rise to fines, administrative penalties and/or prosecution against us, which may adversely affect our reputation, financial condition or results of operation.

The economy of Malaysia in general might not grow as quickly as expected, which could adversely affect our revenues and business prospects.

Our business and prospects depend on the continuing development of the economy in Malaysia. We cannot assure you that the Malaysian economy will continue to grow at the same pace as in the past. Economic growth is determined by countless factors, and it is extremely difficult to predict with any level of absolute certainty. In the event that the Malaysian economy suffers, demand for the products we currently offer may diminish, which would in turn result in decreased likelihood of profitability. This could in turn result in a substantial need for the restructuring of our business objectives and could result in a partial or entire loss of any investment in our Company.

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

We face the risk that changes in the policies of the Malaysian government could have a significant impact upon our business we may be able to conduct in Malaysia and the profitability of such business.

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

All of our directors and officers are nationals and residents of a country other than the United States, and all of their assets are located outside the United States. In addition, all of our assets are located outside of the United States. It may therefore be difficult for investors in the United States to effect service of process within the United States upon us or our directors and officers or to enforce their legal rights based on the civil liability provisions of the U.S. federal securities laws against us or our directors and officers in the courts of either the U.S., Cayman Islands or Malaysia and, even if civil judgments are obtained in U.S. courts, to enforce such judgments in Malaysian courts.

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

We must meet certain financial and liquidity criteria to maintain the listing of our ordinary shares on The Nasdaq Stock Market LLC (“Nasdaq”). If we fail to meet Nasdaq’s continued listing requirements, our ordinary shares may be delisted.

On June 25, 2024, the Company received a written notification letter from Nasdaq notifying the Company that it was not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. In May 2025, the Company approved a one-for-fifteen reverse share split of the Company’s issued and unissued ordinary shares. On June 17, 2025, the Company was notified by Nasdaq that it had regained compliance with the minimum bid price requirement for continued listing on Nasdaq. We cannot assure you that the Company will continue to comply with the requirements for continued listing on the Nasdaq in the future.

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

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrades our ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for our ordinary shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.

We have never paid cash dividends on our ordinary shares and do not intend to pay dividends for the foreseeable future.

We have paid no cash dividends on our ordinary shares to date, and we do not anticipate paying cash dividends in the near term. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our ordinary shares. Accordingly, investors must be prepared to rely on sales of their ordinary shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our ordinary shares. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our principal shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, please see the “Exhibit 2.1. Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Exchange Act—Differences in Corporate Law” to this report.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	Section 14 of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring beneficial owners of more than 10% of a company’s equity securities who are not directors or officer to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we may publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC in reports on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

As of the date of this Annual Report, our former Chairman and Chief Executive Officer, Dr. Liew Kok Leong, beneficially owns approximately 30.8% of the Company’s voting power. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders. The interests of Dr. Liew Kok Leong may not always coincide with our interests or the interests of our other shareholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of our Company. Also, Dr. Liew Kok Leong may seek to cause us to take courses of action that, in his judgment, could enhance his investment in us, but which might involve risks to our other shareholders or adversely affect us or our other shareholders. As a result, the market price of our shares could decline, or shareholders might not receive a premium over the then-current market price of our shares upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of our shares because investors may perceive disadvantages in owning shares in a company with significant shareholders.

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

In the future, advances in technology, increases in traffic, and new customer requirements may require us to change our infrastructure, expand our infrastructure or replace our infrastructure entirely. Scaling and adapting our infrastructure are likely to be complex and require additional technical expertise. If we are required to make any changes to our infrastructure, we may incur substantial costs and experience delays or interruptions in our products and solutions. These delays or interruptions may cause customers to become dissatisfied with our service and move to competing service providers. Our failure to accommodate increased traffic, increased costs, inefficiencies or failures to adapt to new technologies or customer requirements and the associated adjustments to our infrastructure could harm our business, financial condition and results of operations.

Adverse developments in general business and economic conditions as well as conditions in the global capital market could have an adverse effect on the demand for the Company’s products, the business, and the financial condition and results of operations of the Company and its customers.

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

Adverse changes in global economic conditions could materially adversely affect our business, financial condition and results of operations

Our business and operations may be adversely affected by changes in global economic conditions, including economic recessions, inflationary pressures, rising interest rates, economic slowdowns, financial market volatility and other macroeconomic factors. These conditions may negatively impact consumer and business spending, customer demand, investment activities and overall market conditions, which could adversely affect our revenue growth and profitability.

In addition, increased inflation, higher interest rates and rising costs of raw materials, labor, transportation and other operating expenses may increase our cost of doing business and reduce our profit margins. Economic uncertainty or deterioration in global economic conditions may also affect the ability of our customers, suppliers, business partners and financial institutions to fulfill their obligations, which could result in supply chain disruptions, delayed payments, reduced demand of our products and solutions, or increased credit risks.

The extent and duration of any future economic downturn or adverse macroeconomic conditions are uncertain and beyond our control. Any prolonged deterioration in global economic conditions could materially and adversely affect our business, financial condition, results of operations and prospects.

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

On September 29, 2023, ARB IOT Limited, who then directly held 25,000,000 ordinary shares of the Company, declared a dividend in specie of the Shares to be paid to ARB Holdings Sdn. Bhd., the sole shareholder of ARB IOT Limited. On October 2, 2023, ARB Holdings Sdn. Bhd. declared a dividend in specie of the 25,000,000 ordinary shares to be paid to ARB Berhad, the sole shareholder of ARB Holdings Sdn. Bhd. As a result, ARB Berhad directly held 25,000,000 ordinary shares of our Company as of October 2, 2023.

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

On June 9, 2025, ARB IOT Limited distributed the entire shares it held in the Company to its sole owner, Nexura Solution Sdn. Bhd. (“Nexura”) (formerly known as ARB Holdings Sdn Bhd). On June 9, 2025, Nexura further distributed such shares to its sole owner, Cahaya Fantasi Sdn Bhd (“Cahaya”). Cahaya subsequently declared a distribution of these shares to its six (6) shareholders in proportion to their respective ownership interests in Cahaya. On June 17, 2025, the six (6) shareholders received their respective portions of these shares of the Company. As a result of these distributions, ARB IOT Limited no longer beneficially owns any ordinary share in the Company.

In August 2025, Ukay One Sdn Bhd (“Ukay One”) acquired an aggregate of 218,469 ordinary shares of the Company through transactions completed on August 1, 2025, August 4, 2025, and August 5, 2025. Following these acquisitions, Ukay One held approximately 18.5% of our issued and outstanding ordinary shares.

On December 12, 2025, Ukay One acquired an additional 65,050 ordinary shares of the Company through an open market transaction. Following the completion of this acquisition, Ukay One’s equity interest in the Company increased to approximately 22.2%.

Our Corporate Structure

We operate our business through our indirect subsidiaries in Malaysia. The following diagram illustrates our corporate structure as of October 30, 2026.

Note:	For information regarding our subsidiaries, including the trust deed arrangement relating to ARB Databook Pte Ltd, please see “—Operating Subsidiaries” below.

Operating Subsidiaries

The following is a list of our operating subsidiaries as of the date of this report. We hold these operating subsidiaries through two intermediate holding company subsidiaries, ARB IOT (M) Sdn Bhd and Lumetrix Systems Sdn Bhd (formerly known as ARB IOT Group Sdn Bhd), either through direct or indirect equity ownership or, in the case of ARB Databook Pte Ltd, pursuant to a trust deed arrangement.

Veltrion Systems Sdn Bhd (f.k.a. ARB Robotic Sdn. Bhd.) (“ARB Robotic”) was incorporated in Malaysia as a private company limited by shares on February 8, 2021, with an issued and paid-up capital of RM1 comprising one (1) ordinary share. On June 25, 2021, ARB Robotic increased its paid-up capital to RM100 comprising one hundred (100) ordinary shares whereby ten (10) ordinary shares were allotted to ARB Distribution Sdn. Bhd. (“ARB Distribution) and eighty-nine (89) ordinary shares were allotted to ARB Digital Technology Sdn. Bhd. Consequently, ARB IOT Group Sdn. Bhd. acquired 90% of equity interest from ARB Digital Technology Sdn. Bhd. on October 8, 2021. As a result, ARB IOT Group Sdn. Bhd. now directly holds 90% of equity interest, and its 51% owned subsidiary, ARB Distribution, owns the remaining 10% of equity interest of ARB Robotic. On May 25, 2023, ARB IOT Group Sdn. Bhd. acquired the 10% equity interest in ARB Robotic from ARB Distribution. As a result, ARB IOT Group Sdn. Bhd. directly holds 100% of equity interest in ARB Robotic. On December 10, 2024, ARB Robotic increased its share capital to RM9,380,000 comprising one hundred and one (101) ordinary shares. The principal activities of ARB Robotic are management consultancy services and IT services. On November 27, 2025, ARB Robotic reduced its issued share capital from RM9,380,000 to RM100,000 without cancelling any shares. On June 3, 2026, ARB Robotic changed its name to Veltrion Systems Sdn Bhd.

Crestwave Digital Sdn Bhd (f.k.a. ARB Intelligence Sdn. Bhd.) (“ARB Intelligence”) was incorporated in Malaysia as a private company limited by shares on June 21, 2018, with an issued share capital of RM100 comprising one hundred (100) ordinary shares. On April 13, 2021, ARB Intelligence increased its share capital to RM1,000 comprising one thousand (1,000) ordinary shares. Subsequently, ARB Intelligence became a wholly-owned subsidiary of ARB Robotic after ARB Intelligence was acquired by ARB Robotic on July 8, 2021, for 100% of its equity interests. On December 10, 2024, ARB Intelligence increased its share capital to RM53,046,000 comprising one thousand and ten (1,010) ordinary shares. Following the allotment, ARB Robotic directly holds 99% of equity interest in ARB Intelligence. The remaining shareholding is owned by ARB IOT Group Sdn Bhd. As a result, the Company’s effective equity interest in ARB Intelligence remains at 100%. The principal activities of ARB Intelligence are providing information services and management consultancy services. On December 2, 2025, ARB Intelligence reduced its issued share capital from RM53,046,000 to RM100,000 without cancelling any shares. On April 8, 2026, ARB IOT Group Sdn Bhd transferred ten (10) ordinary shares of ARB Intelligence to ARB Robotic. Following the transfer, ARB Robotic directly holds 100% of equity interest in ARB Intelligence. On June 3, 2026, ARB Intelligence changed its name to Crestwave Digital Sdn Bhd.

Averion Technologies Sdn Bhd (f.k.a. ARB AI Agro Sdn. Bhd.) (“ARB AI Agro”) was incorporated in Malaysia as a private company limited by shares on May 18, 2021, with an issued and paid-up capital of RM1 comprising one (1) ordinary share. On December 10, 2024, ARB AI Agro increased its share capital by RM8,979,999 comprising one (1) ordinary share. The principal activities of ARB AI Agro are investment holding and IT services. On December 2, 2025, ARB AI Agro reduced its issued share capital from RM8,980,000 to RM100,000 without cancelling any shares. On June 3, 2026, ARB AI Agro changed its name to Averion Technologies Sdn Bhd.

Zyphera Systems Sdn Bhd (f.k.a. ARB Agro Technology Sdn. Bhd.) (“ARB Agro Tech”) was acquired by ARB AI Agro on June 3, 2021, for 90% of its equity interests. On October 12, 2021, ARB AI Agro acquired the remaining 10% equity interests of ARB Agro Tech. Consequently, ARB Agro Tech became a wholly-owned subsidiary of ARB AI Agro. ARB Agro Tech was incorporated in Malaysia as a private company limited by shares on May 27, 2021, with an issued share capital of RM1,000 comprised of one thousand (1,000) ordinary shares. On December 10, 2024, ARB Agro Tech increased its share capital by RM35,016,000 comprising ten (10) ordinary shares. Following the allotment, ARB AI Agro directly holds 99% of equity interest in ARB Agro Tech. The remaining shareholding is owned by ARB IOT Group Sdn Bhd. As a result, the Company’s effective equity interest in ARB Agro Tech remains at 100%. The principal activities of ARB Agro Tech are providing investment holding and IT services. On December 2, 2025, ARB Agro Tech reduced its issued share capital from RM35,017,000 to RM100,000 without cancelling any shares. On April 8, 2026, ARB IOT Group Sdn Bhd transferred ten (10) ordinary shares of ARB Agro Tech to ARB AI Agro. Following the transfer, ARB AI Agro directly holds 100% of equity interest in ARB Agro Tech. On June 3, 2026, ARB Agro Tech changed its name to Zyphera Systems Sdn Bhd.

ARB Databook Pte. Ltd. (“ARB Databook”) was incorporated in Singapore on July 1, 2021, as a wholly-owned subsidiary of ARB Synergy Sdn. Bhd. (“ARB Synergy”) with an issued and paid-up capital of RM3.09 comprised of one (1) ordinary share. On January 11, 2024, ARB Databook increased its share capital to RM348.98 comprising one hundred (100) ordinary shares. The principal activities of ARB Databook are development of software and applications. On July 15, 2024, ARB Synergy became a wholly-owned subsidiary of ARB IOT Group Sdn. Bhd. via a trust deed. On April 22, 2026, the trust deed dated July 15, 2024, executed between ARB IOT Group Sdn Bhd and Dr. Liew Kok Leong, was terminated, and ARB Synergy ceased to be a subsidiary of the Group pursuant to such termination. On the same date, ARB Synergy transferred its 100 shares with total consideration amount of $1.00 in ARB Databook to Dr. Liew Kok Leong. On the same date, Lumetrix Systems Sdn Bhd (“Lumetrix”) (formerly known as ARB IOT Group Sdn Bhd) entered into a trust deed with Dr. Liew Kok Leong (“Trustee”), pursuant to which the Trustee is the registered holder of 100 shares of ARB Databook, representing 100% of the issued and paid-up share capital of ARB Databook (the “Trust Shares”), which are held by the Trustee on trust for Lumetrix. Under the trust deed, the Trustee must pay all dividends on the Trust Shares to Lumetrix or as it directs. Unless Lumetrix directs otherwise, he may not transfer, sell, pledge or otherwise encumber the Trust Shares. He must deal with the Trust Shares and all related proceeds, and exercise all rights attaching to them, including voting rights, as Lumetrix directs. The trust deed is governed by Malaysian law, has no fixed term or termination provision, and provides no compensation to the Trustee. As a result, our effective ownership interest in and control over ARB Databook did not change, and ARB Databook continues to be consolidated in our financial statements. The foregoing description of the new trust deed does not purport to be complete and is qualified in its entirety by reference to the full text of the trust deed, a copy of which is filed as Exhibit 4.5 to this report.

Velocentra Systems Sdn Bhd (“Velocentra”) was incorporated in Malaysia as a private company limited by shares on May 22, 2026, with an issued and paid-up capital of RM1 comprising one (1) ordinary share. The principal activities of Velocentra are investment holding.

Orvion Technologies Sdn Bhd (“Orvion”) was incorporated in Malaysia as a private company limited by shares on June 4, 2026, with an issued and paid-up capital of RM100,000 comprising one hundred thousand (100,000) ordinary shares. The principal activities of Orvion are providing information technology services activities.

During the fiscal year ended June 30, 2026, the strike-off processes of the Company’s former subsidiaries — ARB AI Sdn. Bhd., ARBIOT Sdn. Bhd., ARB Techsymbol Sdn. Bhd., ARB Logistic Technologies Sdn. Bhd., ARB WMS Technologies Sdn. Bhd., ARB Information Sdn. Bhd., ARB AI Technology Sdn. Bhd., ARB 5G Sdn. Bhd., and ARB Big Data Sdn. Bhd. — were completed. These subsidiaries had been subject to strike-off proceedings and were derecognized from the Group during the fiscal year ended June 30, 2025. In addition, between June 30, 2026 and the date of this report, ARB R1 Technology Sdn Bhd, ARB R&D Sdn Bhd, ARB Innovation Sdn Bhd and ARB Lab Sdn Bhd - were struck-off and deemed written off from the Group. These actions were undertaken to streamline business operations and improve the efficiency of the Company’s corporate structure.

As of the date of this report, Zyphera Systems Sdn Bhd (f.k.a. ARB Agro Tech Sdn Bhd) is in the midst of a strike-off process and will be derecognized from the Group after such process.

4.B. Business Overview

Overview

We are a provider of complete solutions to our clients for the integration of Internet of Things (“IoT”) systems and devices from designing to project deployment. We offer a wide range of IoT systems as well as providing customers a substantial range of services such as system integration and system support service. We deliver holistic solutions with full turnkey deployment from designing, installation, testing and commissioning of various IoT systems and devices as well as integration of automated systems, including installation of wire and wireless and mechatronic works.

Recent new technology trends such as artificial intelligence (AI), cloud computing, 5G, robotic process automation (RPA), IoT and hyper-connectivity continue to transform businesses and drive companies to seek digital changes to meet evolving demands of customers.

For the fiscal year ended June 30, 2026, we reorganized our operations within the IoT segment into three (3) product categories.

●	IoT AI Server. We provide IoT AI servers and related solutions that provide a centralized, intelligent platform designed to process, analyze, and manage large-scale IoT data with embedded AI capabilities. These IoT AI servers enable organizations to automate operations, enhance decision-making, and achieve real-time visibility across their business ecosystem.

●	IoT AI Power Charger. We provide AI-enabled smart power bank charging products comprised of intelligent charging stations, cloud-based management platforms, and mobile application integration. Leveraging IoT connectivity and AI-driven technologies, the products facilitate real-time device monitoring, asset tracking, battery health management, predictive maintenance, user authentication, automated billing, and operational analytics.

●	IoT Drone. We provide IoT drones that integrate drone technologies, connected hardware, and embedded software to enhance operational efficiency, productivity, automation, and data-driven decision-making. These products facilitate aerial surveying, crop health monitoring, pest detection, automated spraying, precision mapping, environmental monitoring, and real-time data collection across agricultural and other field operations.

The following are our AI capabilities and market presence through strategic partnerships, order acquisition and regional expansion:

●	Strategic AI server partnership. In November 2024, the Company signed a Memorandum of Understanding with ASUSTek Computer Inc. and ServerSphere to collaborate on AI server solutions, under which the Company handles assembly, testing, localization, and global sales.

●	AI Data Centre Experimental Laboratory. In February 2025, the Company signed a Memorandum of Understanding to establish an AI Data Centre Experimental Lab in collaboration with Institute of Visual Informatics of Universiti Kebangsaan Malaysia and Gajah Kapitalan Sdn Bhd (“GKSB”). The lab, equipped with ARB 222 and ARB 333 AI servers, supports AI research, development, and training, aligning with Malaysia’s AI growth initiatives.

●	AI Data Centre Servers Orders. The Company secured a major AI server supply deal worth approximately $45 million with GKSB. Under the agreement, ARB IOT agreed to supply 500 ARB-222 AI servers to support high-performance computing needs in Malaysia. Subsequently, the Company secured another contract worth approximately $53 million, to supply advanced AI data centre server solutions, involving ARB-222 AI servers, to Whizzl Group.

●	Expansion into East Malaysia. The Company appointed Whizzl Sdn Bhd as its exclusive wholesaler and system integrator for Sabah and Sarawak, Malaysia. This expansion aims to strengthen AI adoption in East Malaysia through the distribution of ARB AI workstations and servers, enhancing cloud and edge computing solutions.

●	Strengthening Presence in Smart Farming. In March 2025, the Company secured an order to deploy its AI smart IoT palm farming system across 3,000 acres of plantations in Sabah, Malaysia. Subsequently, the Company secured an additional order to deploy its AI smart IoT palm farming system across 2,000 acres of plantations in Sabah, Malaysia. Through real-time monitoring, data analytics, and automation, the system aims to enhance efficiency, boost yield and support sustainable palm oil production.

●	AI-powered fertilizer system with integrated smart AI robots. In March 2025, the Company unveiled its AI-powered fertilizer system with integrated smart AI robots. Featuring unmanned operations, modular design, all-terrain capabilities, and precise positioning, the robots can autonomously manage tasks like spraying, mowing, fertilizing, and delivering across various crops. This system enables precise fertilizer application, reducing waste and environmental impact, and addresses challenges in Malaysia’s aging oil palm plantations, especially in difficult terrains like Sabah and Sarawak.

●	AI-powered plantation mapping system with integrated smart AI drones. In April 2025, the Company announced the introduction of an AI-powered plantation mapping system with integrated smart AI drones. Utilizing advanced imaging, AI, and real-time data analytics, the system offers precision mapping, crop health monitoring, pest detection, and automated spraying.

Our Market Opportunity – ASEAN Region

We primarily focus on the growing Internet of Things (“IoT”) and artificial intelligence (“AI”) markets across the ASEAN region, driven by rapid urbanization, accelerating digital transformation, increasing adoption of cloud technologies, expansion of growing demand for intelligent automation across industries.

We aim to be one of the market providers of IoT and AI solutions in ASEAN, with a focus on smart agriculture, smart buildings, logistics, drone technologies and IoT AI power charging solutions. Our solutions are designed to improve operational efficiency, enhance asset visibility, optimize resource utilization, and enable data-driven decision-making for enterprises and public sector organizations. We intend to collaborate with local partners, technology providers and strategic distributors to expand our market presence and accelerate the adoption of our solutions across ASEAN countries.

Our Products and Solutions

IoT AI Server

We provide IoT AI servers and related solutions that provide a centralized, intelligent platform designed to process, analyze, and manage large-scale IoT data with embedded AI capabilities. These IoT AI servers enable organizations to automate operations, enhance decision-making, and achieve real-time visibility across their business ecosystem.

These products support the collection, processing, and analysis of large volumes of data, and deliver intelligent insights and facilitate continuous monitoring, automation, and performance optimization across connected operations.

IoT AI Power Charger

We provide AI-enabled smart power bank charging products comprised of intelligent charging stations, cloud-based management platforms, and mobile application integration. Leveraging IoT connectivity and AI-driven technologies, the products facilitate real-time device monitoring, asset tracking, battery health management, predictive maintenance, user authentication, automated billing, and operational analytics.

These products are designed to enhance operational efficiency, optimize asset utilization, improve user convenience, and support scalable deployment across retail and other high-traffic environments. Our products enable users to conveniently rent, charge, and return portable power banks through self-service kiosks deployed across commercial and public locations.

IoT Drone

We provide IoT drones that integrate drone technologies, connected hardware and embedded software to enhance productivity, traceability and automation across the agricultural industry.

These products facilitate aerial surveying, crop health monitoring, pest detection, automated spraying, precision mapping, environmental monitoring and real-time data collection.

Our Customers and Suppliers

IoT AI Server

Our AI server business focuses on providing IoT AI servers that support a centralized, intelligent platform designed to process, analyze, and manage large-scale IoT data with embedded AI capabilities. These IoT AI servers enable organizations to automate operations, enhance decision-making, and achieve real-time visibility across their business ecosystem. We have secured contracts to supply AI servers to enterprise customers to support high-performance computing, AI model training and inference, big data analytics, cloud computing, and IoT applications. Our AI server products are engineered to deliver scalable computing power, high-speed data processing, and reliable performance for AI-driven workloads across various industries.

We source AI servers from various local suppliers. We do not have any long-term supply agreements.

IoT AI Power Charger

Our AI power charger business focuses on providing AI-enabled smart power bank charging products comprising intelligent charging stations, cloud-based management platforms, and mobile application integration. These products facilitate real-time device monitoring, asset tracking, battery health management, predictive maintenance, user authentication, automated billing, and operational analytics. We have secured contracts to supply AI power charger stations to retail and other high-traffic environments. Our products enable users to conveniently rent, charge, and return portable power banks through self-service kiosks deployed across commercial and public locations.

We source AI power charger stations from various local suppliers. We do not have any long-term supply agreements.

IoT Drone

Our IoT drone business focuses on providing IoT drones that integrate drone technologies, connected hardware and embedded software to enhance operational efficiency, productivity, traceability, automation and data-driven decision-making across agricultural supply chains and adjacent field operations. We have secured contracts to supply fixed-wing drones equipped for aerial surveying, crop health monitoring, pest detection, automated spraying, and precision mapping, environmental monitoring and real-time data collection.

We source certain hardware and software required for our IoT drone solutions from various local suppliers. We do not have any long-term supply agreements.

Our Research and Development

Our R&D team is responsible for the research, design, architecture, development, testing and quality of our IoT products and related technologies, as well as continued maintenance and improvement of our existing product offerings. The R&D team is also involved in developing and expanding our technology capabilities. They are also working closely with the industry for improved products, processes, systems and services that aim to increase our clients’ productivity. They provide advice and feedback on our R&D projects, review project feasibility, and share their experience and expertise to drive innovation.

We invest resources in research and development to enhance our existing IoT products and technologies and develop new product features and capabilities. We expect to continue to expand the capabilities of our technology in the future and to invest significantly in continued research and development efforts.

Our R&D team is able to provide innovative and user-friendly products. We are a customer-centric provider of IoT products and related technologies who constantly seeks to innovate new products and keep abreast with new industry trends through continuous market research and maintaining constant communication with strategic partners.

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

Our current and potential competitors include manufacturers, distributors and software companies that are developing IoT technologies to seize new growth opportunities, existing IoT players in agriculture, property development and logistics industries and consumer electronics brands that are investing in in-house IoT capabilities, and other smaller companies focused on single niche segments.

Although we operate in an attractive market with a large addressable market size and other companies may introduce new business models, innovations, products or solutions, we believe our technology capabilities, established supplier and customer relationships, large-scale execution capability, product offerings, market knowledge, experienced management team and visionary business models power and continuously improve client experience and efficiency and will enable us to capture significant market shares.

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

Regulations on Employment

Employees Provident Fund Act 1991

The Employees Provident Fund Act 1991 provides for the law relating to a scheme of savings for employees’ retirement and the management of the savings for retirement purposes. Under the Employees Provident Fund Act 1991, all employers and employees shall be liable to pay monthly contributions based on the amount of wages received by the employee at the rate set out in the Third Schedule of the Employees Provident Fund Act 1991.

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

On June 1, 2026, SOCSO expanded its social security protection framework through the introduction of the Skim Lindung 24 Jam (Skim Kemalangan Bukan Bencana Kerja) or Lindung 24 scheme, which provides additional protection for certain non-work-related accidents occurring outside the workplace and working hours. Following subsequent government review, participation in the scheme for local employees has been made voluntary, while participation remains mandatory for foreign employees in accordance with the applicable legal requirements.

Employment Insurance System Act 2017

The Employment Insurance System Act 2017, or the Employment Insurance System Act provides for the establishment of an employment insurance system administered by SOCSO to provide certain benefits and a re-employment placement program for insured persons in the event of loss of employment which will promote active labour market policies.

All employees in the industries to which the Employment Insurance System Act applies shall be registered and insured by the employers according to Section 16 and Section 17 of the Employment Insurance System Act which shall then be deemed to be an insured person. Under the Employment Insurance System Act, both employers and employees (age between 18 to 60) are required to contribute to the employment insurance system with the rates, subject to the revision by the Minister, as specified in the Second Schedule based on the amount of the monthly wages of the employee insured under Employment Insurance System Act. An insured person who considers that he has lost his employment shall submit an application to claim for benefits up to 6 months to SOCSO within 60 days from the date he considers that he has lost his employment. After considering if the contributions qualifying conditions are fulfilled (the fulfillment of which depends on the number of past claims and contributions made preceding to the loss of employment) in respect of a claim for benefits by an insured person, SOCSO may approve or reject the claim for benefits.

Income Tax (Deduction From Remuneration) Rules 1994

The Income Tax (Deduction From Remuneration) Rules 1994, or the Income Tax Rules provides that every employer shall deduct in each month or the relevant month the monthly deduction in accordance with the schedule of the Income Tax Rules in respect of income on account of tax from the remuneration of each of his employees. Every employer shall pay to the Director General of Inland Revenue Malaysia, not later than the 15th day of every calendar month, the total amount of tax deducted or that should have been deducted by him from the remuneration of employees during the preceding calendar month, and shall render to the Director General of Inland Revenue Malaysia a return setting out the details of those employees from whose remuneration he has or should have made deductions. Any person who without reasonable excuse fails to comply with such rules shall be guilty of an offence and shall, on conviction, be liable to a fine not less than RM200 and not more than RM20,000 or to imprisonment for a term not exceeding six months or to both.

Minimum Wages Order 2024

Pursuant to the Minimum Wages Order 2024, commencing from February 1, 2025, the minimum wage for employees employed by an employer who employs five or more employees or employed by an employer who carries out such prescribed professional activity (regardless of the number of employees employed), shall be RM1,700 a month. The RM1,700 minimum wage will be fully implemented from August 1, 2025, for employers who employ less than five employees other than an employer who carries out a professional activity classified under the Malaysian Standard Classification of Occupations (MASCO) as published by the Ministry of Human Resources. For an employee who is not paid basic wage but is paid wages based only on piece rate, tonnage, task, trip or commission, the rate of monthly wages payable to that employee with effect from August 1, 2025, shall not be less than RM1,700.

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

Industrial Relations Act 1967

Industrial Relations Act 1967 seeks to promote and maintain industrial harmony and provides for the regulation of the relations between employers and workmen and their trade unions and the prevention and settlement of any differences or disputes arising from their relationship and generally to deal with trade disputes. Matters relating to trade disputes, including constructive dismissal and retrenchment, may be referred by the Minister of Human Resources to the Industrial Court. Under the Industrial Relations Act 1967, an employer may not terminate the employment of an employee without just cause and excuse, regardless of the express provisions in the terms of employment. In the event that the that where a workman considers that he has been dismissed without just cause or excuse by his employer with notice, the workmen may file a representation at any time during the period of such notice but not later than sixty days from the expiry thereof.

Regulations on Personal Data Protection

Personal Data Protection Act 2010, Personal Data Protection Regulations 2013 and Personal Data Protection (Amendment) Act 2024

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

The Personal Data Protection (Amendment) Act 2024 introduces significant enhancements to Malaysia’s personal data protection framework. Key amendments include, among others, mandatory notification of personal data breaches to the Personal Data Protection Commissioner and to affected individuals in prescribed circumstances, the appointment of a data protection officer where required, enhanced requirements governing cross-border transfers of personal data, the introduction of a right to data portability, revised definitions applicable to personal data processing, and substantially increased penalties for non-compliance.

The implementation of certain provisions of the Personal Data Protection (Amendment) Act 2024 is taking effect in stages. Accordingly, organizations that process personal data are required to review and enhance their data protection policies, procedures, governance, and security measures to ensure ongoing compliance with the applicable legal requirements as the amendments become effective.

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

Regulations on IoT Gadget Distribution

Guidelines on Foreign Participation in Distribution Trade Services in Malaysia by Ministry of Domestic Trade and Cost of Living, or the MDTCL

Any foreign involvement in various other distribution formats is required to be in compliance with the following conditions:

(a)	must be incorporated locally under the Companies Act 2016. This condition applies also to existing businesses operating under foreign branches.

(b)	The minimum capital investment in terms of a company’s shareholders’ funds, which include paid-up capital, is RM1 million.

(c)	An application for additional branches is subject to approval by the Distributive Trade Committee of MDTCL.

Failure to comply with any provisions under these Guidelines by the business operators and for the purpose of national security, the Distributive Trade Committee of MDTCL has the right to reject the application to open a new business branch and to revoke any previous approval given by the Distributive Trade Committee of MDTCL.

Regulations on Cybersecurity

Cyber Security Act 2024

The Cyber Security Act 2024 (the “CSA 2024”) came into force on August 26, 2024, to strengthen Malaysia’s legal framework by focusing on the designation of the National Critical Information Infrastructure (“NCII”) sectors, regulating cybersecurity service providers, and establishing comprehensive procedures for managing cybersecurity incidents. The CSA 2024 emphasizes proactive measures to safeguard critical sectors against cyber threats and mandates compliance from organizations to prevent malicious activities, report cybersecurity incidents, and engage only licensed cybersecurity service providers. The CSA 2024 introduces the concept of NCII, defined as “a computer or computer system which, if disrupted or destroyed, would have a detrimental impact on the delivery of any service essential to the security, defense, foreign relations, economy, public health, public safety, or public order of Malaysia, or on the ability of the Federal Government or any of the State Governments to carry out their functions effectively.” The NCII sectors are as follows: (a) the government: (b) banking and finance; (c) transportation, defense, and national security; (d) information, communication, and digital; (e) healthcare services; (f) water, sewerage, and waste management; (g) energy; (h) agriculture and plantation; (i) trade, industry, and economy; and (j) science, technology, and innovation (collectively, the “NCII Sectors”).

Under the CSA 2024, the NCII Entities are required to conduct regular risk assessments, audits, report any cybersecurity incidents, and adhere to the code of practice established by the relevant NCII sector leads. NCII Entities that fail to comply with relevant regulatory requirements and security measures will face penalties, which can include fines ranging from MYR100,000 to MYR500,000 and/or imprisonment for two to ten years, depending on the nature and severity of the offence. The CSA 2024 also mandates licensing requirements for cybersecurity providers. These providers, regulated under the CSA 2024, offer the necessary services to help businesses manage their cybersecurity risks and fulfill their obligations under the law.

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

The CMA was amended by the Communications and Multimedia (Amendment) Act 2025, which took effect on February 11, 2025 (save for the provisions on spam and on preservation and disclosure of communications data, which are not yet in force). The amendment significantly raises penalties under the CMA, generally to a fine of up to RM1 million and/or imprisonment of up to ten years (previously RM10,000 to RM500,000 and three months to five years), and expands the MCMC’s powers, including new powers to address network security risks, audit licensees, suspend errant content applications service providers, and a new right for affected parties to bring private civil claims for damage to network facilities or access-device fraud.

MCMC Technical Code on Internet of Things – Security Management and High-Level Functional Architecture

Pursuant to section 95 of the CMA, the MCMC registered and issued the Technical Code on Internet of Things, or the Technical Code, which is the voluntary industry code sets out the requirements and best practices to ensure network facilities, services and equipment are interoperable and safe.

Compliance with the registered voluntary Technical Code shall not be mandatory, unless specifically directed by the MCMC according to section 98 and section 99 of the CMA. Compliance with the Technical Code also acts as a legal defense against any prosecution, action or proceeding of any nature, whether in a court or otherwise, taken against a person (who is subject to the Technical Code) regarding a matter dealt with in that code pursuant to section 98(2) of the CMA. A person who fails to comply with a direction from the MCMC to comply with the Technical Code shall be liable, upon conviction, to a fine not exceeding RM200,000.

Computer Crimes Act 1997

The Computer Crimes Act 1997, or the CCA, provides for offenses relating to the misuse of computers. Amongst others, it deals with gaining unauthorized access to computer material, unauthorized access with intent to commit other offences, unauthorized modification of any program or data on a computer and wrongful communication of any means of access to a computer to an unauthorized person.

“Computer” in the CCA is widely interpreted to include an electronic, magnetic, optical, electrochemical, or other data processing device, or a group of such interconnected or related devices, performing logical, arithmetic, storage and display functions, and includes any data storage facility or communications facility directly related to or operating in conjunction with such device or group of such interconnected or related devices, but does not include an automated typewriter or typesetter, or a portable hand held calculator or other similar device which is non-programmable or which does not contain any data storage facility.

Depending on the type of offense committed, the fine for a convicted offense ranges from RM25,000 to RM150,000 or imprisonment term of three to ten years, or both.

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

Cybercrimes Bill 2026

On July 1, 2026, the Malaysia’s Dewan Rakyat (House of Representatives) passed the Cybercrimes Bill 2026, which aims to establish a comprehensive legal framework to address and combat cybercrime activities. The proposed legislation is intended to replace the existing Computer Crimes Act 1997 and strengthen Malaysia’s cybersecurity and cybercrime enforcement framework. As the Cybercrimes Bill 2026 has only passed the Dewan Rakyat, it must still pass the Dewan Negara (Senate) and may therefore be subject to amendments.

The proposed legislation introduces enhanced provisions relating to various cyber-related offences, including unauthorized access to computer systems, unauthorized interception or interference of computer data, misuse of devices, computer-related fraud, identity theft, and other technology-related offences. It also establishes obligations for certain service providers to implement appropriate measures to prevent the misuse of their services for cybercrime activities.

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

4.C. Organizational Structure

See “4.A. History and Development of the Company—Our Corporate Structure” above for details of our organizational structure as of October 30, 2026.

4.D. Property, Plants and Equipment

Our principal executive offices are located at Level 39, Marina Bay Financial Centre Tower 2, 10 Marina Boulevard, 018983 Singapore.

Our former subsidiary, ARB Innovation Sdn. Bhd., entered into that certain SQV Co-Working Space Membership Agreement to lease the space at 2F-09, Pusat Perdagangan IOI, No. 1 Persiaran Puchong Jaya Selatan, Bandar Puchong Jaya, 47100 Puchong, Selangor, Malaysia, which had a floor area of 1,518 square feet. The original term of the membership was from September 1, 2023 to August 31, 2024, and the monthly membership fee was RM3,825 (approximately $819) during the term. The membership was terminated on June 30, 2024.

In addition, we have leased office premises at No. 17-03, Q Sentral, 2A, Jalan Stesen Sentral 2, Kuala Lumpur Sentral, 50470 Kuala Lumpur, Malaysia. The initial term began on August 1, 2021, and expired on April 30, 2023, with an option to renew for an additional two years. On August 1, 2023, we renewed the lease, which was to expire on July 31, 2025, and maintained an option to renew for an additional two years. We have further renewed the lease which will expire on July 31, 2027. On July 31, 2026, Crestwave Digital Sdn. Bhd. gave two months’ notice to terminate the lease, with effect from September 30, 2026. On October 1, 2026, our subsidiary, Orvion Technologies Sdn. Bhd., entered into a new lease of the same premises with VNH One Sdn. Bhd. for a term of two years, expiring on September 30, 2028, with an option to renew for an additional two years. The monthly rental fee is RM11,000 (approximately $2,696).

Also, we have rented a virtual office located at Level 39, Marina Bay Financial Centre Tower 2, 10 Marina Boulevard, 018983 Singapore. The monthly rental fee was SGD150 with a 20% discount. The initial term was from June 9, 2023 to June 8, 2024, and will automatically renew unless a termination notice is provided one month in advance. The monthly rental rate has increased to SGD165.

We believe the above facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3 “Key Information—3.D. Risk Factors” or in other parts of this Annual Report. See also “Forward-Looking Statements.”

5.A. Operating Results

Overview

We are a provider of complete solutions to our clients for the integration of IoT systems and devices from designing to project deployment and our mission is to become a leading player in the IoT landscape in the ASEAN region. We offer a wide range of IoT systems as well as providing customers a substantial range of services such as system integration and system support service. We deliver holistic solutions with full turnkey deployment from designing, installation, testing, and commissioning of various IoT systems and devices as well as integration of automated systems, including installation of wire and wireless and mechatronic works.

Recent new technology trends such as artificial intelligence, cloud computing, 5G, robotic process automation, IoT and hyper-connectivity continue to transform businesses and drive companies to seek digital changes to meet evolving demands of customers.

For the fiscal year ended June 30, 2026, we reorganized our operations within the IoT segment into three (3) product categories.

●	IoT AI Server. We provide IoT AI servers and related solutions that provide a centralized, intelligent platform designed to process, analyze, and manage large-scale IoT data with embedded AI capabilities. These IoT AI servers enable organizations to automate operations, enhance decision-making, and achieve real-time visibility across their business ecosystem.

●	IoT AI Power Charger. We provide AI-enabled smart power bank charging products comprising intelligent charging stations, cloud-based management platforms, and mobile application integration. Leveraging IoT connectivity and AI-driven technologies, the products facilitate real-time device monitoring, asset tracking, battery health management, predictive maintenance, user authentication, automated billing, and operational analytics.

●	IoT Drone. We provide IoT drones that integrate drone technologies, connected hardware, and embedded software to enhance operational efficiency, productivity, automation, and data-driven decision-making. These products facilitate aerial surveying, crop health monitoring, pest detection, automated spraying, precision mapping, environmental monitoring, and real-time data collection across agricultural and other field operations.

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

Our business results are directly affected by the following factors:

Our ability to secure IoT customer orders. The success of our IoT products is dependent on our ability to secure customer purchase orders and supply contracts for our products. We engage in the supply and distribution of IoT related products across various industries. We believe there are significant untapped opportunities to win new large enterprises across different industries in Malaysia and the ASEAN region. In addition to large enterprises, we also seek to work with smaller, fast-growing companies that require a different set of services that allow us to test new offerings and develop new capabilities.

Our customers’ financial condition and ability to make payments. Our customers’ financial condition and their ability to make payments may impact our operations. As our customers generally purchase our products on credit, and, as a result, our results of operations and financial condition may be adversely affected if our customers experience financial difficulties. To mitigate the credit risk, we require our customers to enter contracts based on a cash-on-delivery basis. As of June 30, 2026, there are no outstanding payments from our customers. We manage credit risk related to our customers by performing periodic evaluations of credit worthiness and applying other credit risk monitoring procedures.

Our ability to deliver contracts on schedule. All of our contracts have agreed milestones and delivery terms. Our ability to meet agreed milestones and delivery terms depends on our ability to manage product sourcing and supply chain. We source hardware and software products for our contracts from Malaysian suppliers. Proximity to origin enables us to develop stronger relationships with local suppliers and contractors, which gives us access to a stable supply of products and services. In addition, we lay out specific and measurable metrics in advance and remain focused and disciplined through the life of the contracts which enable us to promptly identify any underlying issues and resolve them proactively.

In addition, other significant factors affecting our performance and results of our operations include:

●	The global macroeconomy;

●	Wage rates and operating costs in Malaysia;

●	Changes in foreign exchange rates, particularly fluctuations in exchange rate between the U.S. dollar and the Ringgit Malaysia;

●	Our ability to retain existing clients, as well as to increase our revenue from existing clients;

●	Our ability to provide favorable pricing;

●	Our ability to expand and deepen the quality, range and diversity of our portfolio of product offerings while maintaining high-quality standards;

●	Our ability to maintain and strengthen a strong brand and corporate reputation;

●	Our ability to continuously innovate, and continuously remain at the forefront of emerging technologies and related market trends; and

●	Our ability to identify, integrate and effectively manage future acquisitions.

Our Reportable Segments

An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by our management. We report our results of operations in two reportable segments dedicated to (i) the provision of hardware and software of Internet of Things solutions and (ii) investment holding. Our management makes decisions about allocating resources and assessing performance based on reportable segments separately. We provide breakdowns by product categories for certain components of our operating results as appropriate.

Key Components of Results of Operations

Revenue

Our revenue mainly consists of sales of (i) IoT AI servers, (ii) IoT AI power chargers, and (iii) IoT drones for the fiscal year ended June 30, 2026. Revenue from sale of goods is recognized at a point in time when the Group satisfies a performance obligation by transferring a promised good (i.e., an asset) to a customer. An asset is transferred as and when a customer obtains control of that asset which coincides with the delivery of goods and acceptance by the customer. There is no material right of return and warranty provided to the customers on the sale of goods and there is no significant financing component in the revenue arising from sale of goods as the sales are made on normal credit terms.

We engage in the distribution and supply of IoT AI servers, IoT AI power chargers and IoT drones across various industries. The majority of the sales of goods contracts relate to the sale of IoT AI servers.

Cost of Revenue

Cost of Sales of Goods

Cost of sales of goods mainly consists of cost of products purchased from third party suppliers.

Total Expenses

Total expenses consist of depreciation expenses, personnel expenses, general administrative expenses, other operating expenses and interest expense of lease liabilities.

Other Income

Other income mainly consists of bank interest income.

Tax Expenses

Malaysian income tax is calculated at the statutory tax rate of 24% regarding the estimated taxable profit for the fiscal years.

Results of Operations

Year Ended June 30, 2026 Compared to Year Ended June 30, 2025

	For the years ended June 30,				Change
	2025 (in thousands)		2026 (in thousands)		Amount (in thousands)	Amount (in thousands)%
	RM	USD	RM	USD	RM	USD

Revenue	197,320	$46,814	235,368	$57,688	38,048	$10,874	19
Cost of sales	(205,466)	(48,746)	(244,798)	(59,999)	(39,332)	(11,253)	19
Gross loss	(8,146)	(1,932)	(9,430)	(2,311)	(1,284)	(379)	16
Total expenses	(65,063)	(15,436)	(81,702)	(20,024)	(16,639)	(4,588)	26
Other income	1,105	262	859	210	(246)	(52)	(22)
Loss before tax	(72,104)	(17,106)	(90,273)	(22,125)	(18,169)	(5,019)	25
Tax credit	735	174	6,436	1,577	5,701	1,403	776
Loss for the financial year	(71,369)	(16,932)	(83,837)	(20,548)	(12,468)	(3,616)	17
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operation	(2,441)	(579)	(2,956)	(725)	(515)	(146)	21
Total comprehensive loss for the year	(73,810)	$(17,511)	(86,793)	$(21,273)	(12,983)	$(3,762)	18

Revenue. For the year ended June 30, 2026, the revenue increased by RM38.0 million ($10.9 million), or 19%, to RM235.4 million ($57.7 million), when compared with RM197.3 million ($46.8 million) for the year ended June 30, 2025, primarily due to the sales of IoT AI servers, IoT AI power chargers and IoT drones.

The following table sets forth the breakdown of our revenue by product categories.

	For the years ended June 30,
	2025 (in thousands)		2026 (in thousands)
	RM	USD	RM	USD
IoT AI Infrastructure	-	$-	232,368	$56,953
IoT Autonomous Systems and Drones	3,000	712	3,000	735
IoT Devices and Smart Solutions	153,320	36,375	-	-
IoT AI Software and Data Solutions	41,000	9,727	-	-
Total	197,320	$46,814	235,368	$57,688

Revenue from IoT AI Infrastructure was RM232.4 million ($57.0 million) for the year ended June 30, 2026, mainly derived from the sales of IoT AI servers and IoT AI power chargers.

Revenue from IoT Autonomous Systems and Drones was RM3.0 million ($0.7 million) for the year ended June 30, 2026, which remained consistent with RM3.0 million ($0.7 million) for the year ended June 30, 2025. The sales are mainly derived from the sale of IoT drones.

Revenue from IoT Devices and Smart Solutions decreased from RM153.3 million ($36.4 million) for the year ended June 30, 2025 to RM nil for the year ended June 30, 2026. Revenue in 2025 was mainly derived from sales of IoT Vending Machine and IoT Device Set products.

Revenue from IoT AI Software and Data Solutions decreased from RM41.0 million ($9.7 million) for the year ended June 30, 2025 to RM nil for the year ended June 30, 2026. Revenue in 2025 was mainly derived from sales of IoT Wifi Optimisation and IoT AI Data Analysis.

Cost of revenue. For the year ended June 30, 2026, the cost of revenue increased by RM39.3 million ($11.3 million), or 19%, to RM244.8 million ($60.0 million), when compared with RM205.5 million ($48.7 million) for the year ended June 30, 2025, which was in line with the increase in revenue.

	For the years ended June 30,
	2025 (in thousands)		2026 (in thousands)
	RM	USD	RM	USD
IoT AI Infrastructure	-	$-	229,451	$56,238
IoT Autonomous Systems and Drones	18,645	4,423	15,347	3,761
IoT Devices and Smart Solutions	147,821	35,070	-	-
IoT AI Software and Data Solutions	39,000	9,253	-	-
Total	205,466	$48,746	244,798	$59,999

Other income. For the year ended June 30, 2026, the other income decreased by RM0.2 million ($0.1 million), or 22%, to RM0.9 million ($0.2 million), when compared with RM1.1 million ($0.3 million) for the year ended June 30, 2025, mainly due to the decrease of interest income received during the financial year.

	For the years ended June 30,
	2025 (in thousands)		2026 (in thousands)
	RM	USD	RM	USD
Interest	957	$227	785	$192
Others	148	35	74	18
Total	1,105	$262	859	$210

Total expenses. For the year ended June 30, 2026, the total expenses increased by RM16.6 million ($4.6 million), or 26%, to RM81.7 million ($20.0 million), when compared with RM65.1 million ($15.4 million) for the year ended June 30, 2025, mainly due to the higher impairment losses, partly offset by lower depreciation.

	For the years ended June 30,
	2025 (in thousands)		2026 (in thousands)
	RM	USD	RM	USD
Depreciation	28,433	$6,746	26,390	$6,468
Amortization	3,186	756	3,186	781
Personnel	3,167	751	2,572	630
General administrative	3,231	766	1,699	416
Other operating expenses	301	71	5	1
Impairment losses	26,741	6,344	47,841	11,726
Finance cost	4	1	9	2
Total	65,063	$15,435	81,702	$20,024

Tax credit. For the year ended June 30, 2026, there was income tax recovery of RM6.4 million ($1.6 million) as compared to income tax recovery of RM0.7 million ($0.2 million) for the year ended June 30, 2025.

Loss for the year. For the year ended June 30, 2026, the loss is RM83.8 million ($20.5 million) compared with the loss of RM71.4 million ($16.9 million) for the year ended June 30, 2025. The increase of loss for the year ended June 30, 2026, was due to increase in the operating expenses during the financial year.

Year Ended June 30, 2025 Compared to Year Ended June 30, 2024

	For the years ended June 30,				Change
	2024 (in thousands)		2025 (in thousands)		Amount (in thousands)	Amount (in thousands)%
	RM	USD	RM	USD	RM	USD

Revenue	58,187	$12,323	197,320	$46,814	139,133	$34,491	239
Cost of sales	(78,522)	(16,629)	(205,466)	(48,746)	(126,944)	(32,117)	162
Gross loss	(20,335)	(4,306)	(8,146)	(1,932)	12,189	2,374	(60)
Total expenses	(46,782)	(9,907)	(65,063)	(15,436)	(18,281)	(5,529)	39
Other income	1,608	341	1,105	262	(503)	(79)	(31)
Loss before tax	(65,509)	(13,872)	(72,104)	(17,106)	(6,595)	(3,234)	10
Tax credit	10,821	2,292	735	174	(10,086)	(2,118)	(93)
Loss for the financial year	(54,688)	(11,580)	(71,369)	(16,932)	(16,681)	(5,352)	31
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operation	278	59	(2,441)	(579)	(2,719)	(638)	(978)
Total comprehensive loss for the year	(54,410)	$(11,521)	(73,810)	$(17,511)	(19,400)	$(5,990)	36

Revenue. For the year ended June 30, 2025, the revenue increased by RM139.1 million ($34.5 million), or 239%, to RM197.3 million ($46.8 million), when compared with RM58.2 million ($12.3 million) for the year ended June 30, 2024, primarily due to the sales of IoT vending machine and IoT network hardware.

The following table sets forth the breakdown of our revenue by product categories.

	For the years ended June 30,
	2024 (in thousands)		2025 (in thousands)
	RM	USD	RM	USD
IoT Autonomous Systems and Drones	52,000	$11,012	3,000	$712
IoT Devices and Smart Solutions	470	100	153,320	36,375
IoT AI Software and Data Solutions	5,717	1,211	41,000	9,727
Total	58,187	$12,323	197,320	$46,814

Revenue from IoT Autonomous Systems and Drones was RM3.0 million ($0.7 million) for the year ended June 30, 2025, as compared to RM52.0 million ($11.0 million) for the year ended June 30, 2024, a decrease of RM49.0 million ($10.3 million). The decrease was primarily attributed to decrease in project management fee income.

Revenue from IoT Devices and Smart Solutions was RM153.3 million ($36.4 million) for the year ended June 30, 2025, compared to RM0.5 million ($0.1 million) for the year ended June 30, 2024, an increase of RM152.9 million ($36.3 million). The increase was primarily due to the increase in sales of IoT Vending Machine and IoT Device Set products.

Revenue from IoT AI Software and Data Solutions was RM41.0 million ($9.7 million) for the year ended June 30, 2025, compared to RM5.7 million ($1.2 million) for the year ended June 30, 2024, an increase of RM35.3 million ($8.5 million). The increase was primarily due to the increase in sales of IoT AI WiFi Optimization and IoT AI Data Analysis products.

Cost of revenue. For the year ended June 30, 2025, the cost of revenue increased by RM126.9 million ($32.1 million), or 162%, to RM205.5 million ($48.7 million), when compared with RM78.5 million ($16.6 million) for the year ended June 30, 2024, which was in line with the increase in revenue.

	For the years ended June 30,
	2024 (in thousands)		2025 (in thousands)
	RM	USD	RM	USD
IoT Autonomous Systems and Drones	73,690	$15,605	18,645	$4,423
IoT Devices and Smart Solutions	300	64	147,821	35,070
IoT AI Software and Data Solutions	4,532	960	39,000	9,253
Total	78,522	$16,629	205,466	$48,746

Other income. For the year ended June 30, 2025, the other income decreased by RM0.5 million ($0.1 million), or 31%, to RM1.1 million ($0.3 million), when compared with RM1.6 million ($0.3 million) for the year ended June 30, 2024, mainly due to the decrease of interest income received during the financial year.

	For the years ended June 30,
	2024 (in thousands)		2025 (in thousands)
	RM	USD	RM	USD
Interest	1,608	$341	957	$227
Others	-	-	148	35
Total	1,608	$341	1,105	$262

Total expenses. For the year ended June 30, 2025, the total expenses increased to RM65.1 million ($15.4 million) from RM46.8 million ($9.9 million) for the year ended June 30, 2024, an increase of RM18.3 million ($5.5 million) or 39%. It was mainly due to the increase in impairment losses of goodwill, intangible assets and plant and equipment during the year.

	For the years ended June 30,
	2024 (in thousands)		2025 (in thousands)
	RM	USD	RM	USD
Depreciation	28,435	$6,022	28,433	$6,746
Amortization	3,186	675	3,186	756
Personnel	4,555	965	3,167	751
General administrative	10,245	2,169	3,231	766
Other operating expenses	351	74	301	71
Impairment losses	-	-	26,741	6,344
Finance cost	10	2	4	1
Total	46,782	$9,907	65,063	$15,435

Income tax. For the year ended June 30, 2025, there was income tax recovery of RM0.7 million ($0.2 million) as compared to income tax recovery of RM10.8 million ($2.3 million) for the year ended June 30, 2024. The decrease in tax recovery was mainly due to under-provision of deferred tax expense in the prior year, as well as the utilization of capital allowance and unabsorbed business losses carried forward from prior years.

Loss for the year. For the year ended June 30, 2025, the loss is RM71.4 million ($16.9 million) compared with the loss of RM54.7 million ($11.6 million) for the year ended June 30, 2024. The loss for the year ended June 30, 2025, was due to a significant increase in the operating expenses during the financial year.

5.B. Liquidity and Capital Resources

As of June 30, 2026, we had cash and bank balances of RM31.2 million ($7.7 million). To date, we have financed our operations primarily through net cash flow from operations, loans and shares issued for cash.

The following table sets forth a summary of our cash flows for the years ended:

	Years Ended June 30,
	2024 (in thousands)		2025 (in thousands)		2026 (in thousands)
	RM	USD	RM	USD	RM	USD
Net cash provided by/(used in) operating activities	55,087	$11,666	785	$186	(1,429)	$(350)
Net cash (used in)/provided by investing activities	(28,655)	(6,068)	1,063	252	784	192
Net cash used in financing activities	(49,533)	(10,490)	(132)	(31)	(132)	(32)
Effect of currency translation	278	59	(2,441)	(579)	(641)	(157)
Net (decrease)/increase in cash and cash equivalent	(23,101)	$(4,892)	1,716	$407	(777)	$(190)

Operating Activities

Operating activities used RM1.4 million ($0.4 million) in cash for the year ended June 30, 2026, compared with cash generated of RM0.8 million ($0.2 million) in cash for the year ended June 30, 2025. The increase in cash used in operating activities was primarily attributable to increase other receivables, deposits and prepayments of RM41.3 million and decreases in trade payables of RM9.2 million during the year ended June 30, 2026, partially offset by a decrease in trade receivables of RM41.8 million and an increase in contract liabilities of RM8.6 million.

Operating activities generated RM0.8 million ($0.2 million) in cash for the year ended June 30, 2025, compared to RM55.1 million ($11.7 million) in cash for the year ended June 30, 2024. The decrease in cash provided from operating activities for the year ended June 30, 2025, is due to increase in credit sales in receivables for the year ended June 30, 2025, when compared to the year ended June 30, 2024.

Investing Activities

The cash generated from investing activities for the year ended June 30, 2026, was RM0.8 million ($0.2 million), which is a decrease of 26%, compared to cash provided in investing activities of RM1.1 million ($0.3 million) in the year ended June 30, 2025. The decrease was primarily attributable lower interest received during the year ended June 30, 2026, compared to the prior year.

The cash generated from investing activities for the year ended June 30, 2025, was RM1.1 million ($0.3 million), which is an increase of 104%, compared to cash used in investing activities of RM28.7 million ($6.1 million) in the year ended June 30, 2024. The increase is primarily attributable to the absence of the RM30.0 million acquisition of property, plant and equipment incurred in the prior year, partially offset by lower interest received.

Financing Activities

Cash flows used in financing activities for the year ended June 30, 2026, was RM0.1 million ($0.03 million) compared to cash flows used in financing activities for the year ended June 30, 2025, which is RM0.1 million ($0.03 million).

Cash flows used in financing activities for the year ended June 30, 2025, was RM0.1 million ($0.03 million) compared to cash flows used in financing activities for the year ended June 30, 2024, which is RM49.5 million ($10.5 million).

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

Intangible Asset and Goodwill

Supply/Service Agreements

Supply, Service and the Reseller and Drone Service Agreements (“Supply/Service Agreements”) were acquired in prior business combinations and are carried at cost less accumulated amortization and accumulated impairment losses.

During the fiscal year ended June 30, 2026, management reassessed the recoverability of the IoT Drone CGU, comprising Supply/Service Agreements, due to continued underperformance of the related business activities and lower-than-expected future cash flow projections. Based on the impairment assessment performed, the recoverable amount of the IoT Drone CGU was determined to be RM nil. Accordingly, an impairment loss of RM15,666,760 was recognized in the consolidated statement of operations and comprehensive loss for the fiscal year ended June 30, 2026.

No impairment loss was recognized in respect of the Supply/Service Agreements during the fiscal years ended June 30, 2025 and 2024.

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

During the fiscal year ended June 30, 2026, amortization of RM12,446,274 was recognized, resulting in the remaining carrying amount of the computer system being fully amortized as of June 30, 2026. No impairment loss was recognized in respect of the computer system during the fiscal year ended June 30, 2026.

During the fiscal year ended June 30, 2025, management performed an impairment assessment of the computer system due to the underperformance of the related business activities and changes in expected future economic benefits. Based on the assessment, an impairment loss of RM8,044,989 was recognized. In addition, certain computer system assets with a carrying amount of RM290,004 were written off following management’s review of the Group’s technology assets.

No impairment loss was recognized in respect of the computer system during the fiscal year ended June 30, 2024.

Goodwill

Goodwill acquired in a business combination is allocated to the CGUs that are expected to benefit from the synergies of the combination and is measured at cost less accumulated impairment losses. Impairment losses recognized on goodwill are not reversed in subsequent periods.

As of June 30, 2026, the Group’s goodwill was in relation to the IoT AI Power Charger CGU within the Group’s IoT operating segment.

During the fiscal year ended June 30, 2026, management reassessed the recoverability of the IoT AI Power Charger CGU due to continued operating losses, lower-than-expected operating performance and revised future cash flow projections. Based on the impairment assessment performed, the recoverable amount of the CGU was determined to be RM8,098,393, which was lower than its carrying amount. Accordingly, an impairment loss of RM22,150,110 was recognized in respect of goodwill during the fiscal year ended June 30, 2026, resulting in the goodwill being fully impaired as of June 30, 2026.

During the fiscal year ended June 30, 2025, the Group’s goodwill was in relation to the IoT AI Power Charger CGU and IoT AI Server CGU. The management performed an impairment assessment of both CGUs. Based on the impairment assessment performed, the recoverable amounts of the CGUs were determined to be RM108,518,721, which were lower than their carrying amounts. Accordingly, an impairment loss of RM7,734,427 was recognized in respect of goodwill.

No impairment loss in respect of goodwill was recognized during the fiscal year ended June 30, 2024.

The recoverable amounts of the four CGUs identified have been determined based on VIU calculations. The VIU is calculated using the pre-tax cash flow projections based on financial budgets approved by management covering a five-year period followed by a long-term growth rate of 2.1% (2025: 2.2%). VIU was determined by discounting the future cash flow generated from the business operation of the CGUs.

The key assumptions used in the VIU calculations include revenue growth rates, expense growth rates, pre-tax discount rates and profit margins. Revenue growth rates are based on market and industry expectations, expense growth rates reflect projected annual increases of approximately 2.0% (2025: 3.0%), pre-tax discount rate of 11.28% (2025: 11.34% to 13.20%), and profit margins are based on historical performance and management’s expectations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
(Alfred) Tan Choong Hau	50	Chairman of the Board and Chief Executive Officer
(Addy) Ng Kok Wah	48	Chief Financial Officer and Director
(Kevin) Khor Chin Meng	54	Independent Director
(Julia) Yuen Ya Ting	46	Independent Director
Noor Amalina Binti Ali	37	Independent Director

(Alfred) Tan Choong Hau. Mr. Tan has served as our Chief Executive Officer, Chairman of the Board of Directors and a director since October 23, 2026, when he was appointed to fill the vacancies created by the resignation of Dr. Liew Kok Leong. Mr. Tan brings over 25 years of experience in corporate leadership, technology commercialization, international business development, and strategic operations management across Southeast Asia, Greater China, and the United States. His professional expertise spans Internet of Things (IoT), artificial intelligence (AI), technology enabled operations, product development, and cross-border business expansion. Mr. Tan has served as the Chief Executive Officer and Business Lead of TATAN Group in Cambodia since March 2006, where he oversees large-scale business operations and the implementation of advanced technology solutions. During his tenure, he has spearheaded the integration of IoT infrastructure, automated control systems, AI-powered analytics, and remote monitoring technologies across approximately 2,000 hectares of operations. He has also led the development and implementation of AI-driven management platforms to enhance operational efficiency, resource optimization, and business decision-making. In addition, Mr. Tan has served as an Executive Director of TATAN Agrotech Sdn Bhd since November 2021, where he is responsible for business expansion, technology deployment, strategic partnerships, and the transfer of technical expertise across regional markets. He is also a Founding Partner of Alliance Agrotech Sdn Bhd, a position he has held since April 2021, where he has been instrumental in establishing and commercializing specialized precision technology services and securing business relationships with major corporate clients, including Sime Darby Plantation. Earlier in his career, Mr. Tan served as Vice President of Marketing at Kindin Medical Research Institute in Beijing, China, from November 2002 to January 2006, where he led international market expansion, established regional distribution networks, and drove substantial revenue growth across multiple markets. From September 1998 to November 2002, Mr. Tan served as Product Marketing Manager at US Software in Hillsboro, Oregon, United States, a developer of embedded networking software, and, following its acquisition in December 2000 by Lantronix, Inc. (Nasdaq: LTRX), a technology company specializing in networking and connectivity solutions, at Lantronix. In this capacity, he was involved in product strategy, technology commercialization, and the development of distribution networks across the Asia-Pacific region, and established business relationships with leading global technology companies, including Motorola, Sony, Panasonic, Samsung, and LG. His other directorships include Usahasama Agrotech Sdn Bhd (since July 2025) and Agri Vegefresh Sdn Bhd (since June 2024). Mr. Tan holds a Bachelor of Business Administration (BBA) degree from Utah State University, United States, which he obtained in 1998. We believe that Mr. Tan is qualified to serve as a director and Chairman of the Board due to his extensive leadership, technology commercialization, and international business experience.

(Addy) Ng Kok Wah. Mr. Ng graduated from professional accounting papers with Association of Chartered Certified Accountants (ACCA), United Kingdom in 2022, and has been a registered chartered accountant with the Malaysian Institute of Accountants (MIA) since 2003. Mr. Ng obtained a Capital Market Services Representative License (CMSRL) in financial planning from the Securities Commission Malaysia pursuant to Capital Markets and Services Act 2007 on March 29, 2018. He started his career with a small accounting firm in 1998, followed by an international medium accounting firm, Morison Anuarul Azizan Chew & Co., handling various audit and non-audit assignments for both listed and private companies involved in a wide range of business activities including banks, insurance companies and other financial institutions. Mr. Ng has more than twenty (20) years of experience in accounting and auditing of various industries.

(Kevin) Khor Chin Meng. Mr. Khor earned his professional degree from the Association of Chartered Certified Accountants (ACCA) in 1998 and has been a fellow member of the ACCA since 2005. Mr. Khor has more than twenty (20) years of experience in finance and auditing, advising clients in various industries. He started his career with Singam & Yong as an auditor junior in 1996. In 2010, Mr. Khor founded his own firms, Weld Asia Advisory Sdn. Bhd. and Weld Asia Corporate Advisory Sdn. Bhd., focusing on providing tax and business advisory services to corporate clients. Since 2015, Mr. Khor has served as a director and overseen the operations of Portable Power Products (M) Sdn. Bhd., a company engaged in the wholesale of agriculture machinery, equipment and supplies. In January 2019, Mr. Khor was appointed as an independent director of ARB Berhad. Mr. Khor graduated from Segi College in 1998 as an ACCA holder. He has served as a member of the board of directors of several publicly listed companies, gaining extensive experience in corporate governance, strategic oversight and business management.

(Julia) Yuen Ya Ting. Ms. Yuen has more than twenty (20) years of professional experience in company secretarial practice. She began her career working for a few secretarial firms and then transitioned to a publicly listed company. She established her first secretarial firm, JY Management, in 2017, and a second secretarial firm, Boardroom secretarial Services Sdn Bhd (“Boardroom Secretarial”), in January 2019. Ms. Yuen was appointed as Executive Director of Boardroom Secretarial to manage its overall business operations. Boardroom Secretarial provides a wide array of corporate and secretarial support services, including among others, registration of companies, Companies Act compliance advisory services, customization of company constitution, reinstate of dissolved companies, winding up proceedings, production of corporate portfolios for business license application, preparation of resolutions and meeting minutes. In July 2023, Ms. Yuen was appointed as a director in Prompt Act Management Services Sdn Bhd, a secretarial services company. Ms. Yuen is a graduate and associate member of Malaysian Institute of Chartered Secretaries and Administrators (MAICSA). She is also an associate chartered governance professional of the Chartered Governance Institute. In addition, she holds a practicing certificate issued by Companies Commission of Malaysia.

Noor Amalina Binti Ali. Ms. Amalina graduated from the professional accounting papers with Association of Chartered Certified Accountants (ACCA) in 2014 and has been a registered chartered accountant with Malaysian Institute of Accountants (MIA) since 2021. Ms. Amalina has more than fifteen (15) years of experience in finance, accounting and auditing, advising clients in various industries. She started her career with JF & S Consultancy as an auditor in 2011. From 2012 to 2017, Ms. Amalina served as tax manager at Messrs Zailan & Associates to practice corporate taxation and served a wide range of clients in diverse industries. From 2017 to 2020, she worked as an accounts manager and tax manager at PKF Malaysia and gained further experience in both accounting and taxation practices at this professional firm until May 2020. In 2022, Ms. Amalina founded her own professional firm, Amalina Ali & Co, which mainly provides accounting, payroll, taxation and company secretarial services. She has served as a member of the board of directors of several publicly listed companies, gaining extensive experience in corporate governance, strategic oversight and business management.

No family relationships exist between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

6.B. Compensation of Board Members and Executives

For the fiscal year ended June 30, 2026, the aggregate cash compensation and benefits paid to our directors and executive officers amounted to approximately $0.4 million. None of our directors or executive officers received any equity awards, including stock options, restricted shares, or other equity incentives during the year ended June 30, 2026.

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

Audit Committee

Our audit committee consists of three independent directors, namely (Kevin) Khor Chin Meng, (Julia) Yuen Ya Ting and Noor Amalina Binti Ali, and is chaired by (Kevin) Khor Chin Meng. Our board of directors has determined that each of the directors satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605(c)(2) of the Nasdaq Rules. We have determined that (Kevin) Khor Chin Meng qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the consolidated financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of three independent directors, namely (Kevin) Khor Chin Meng, (Julia) Yuen Ya Ting and Noor Amalina Binti Ali, and is chaired by Noor Amalina Binti Ali. Our board of directors has determined that each of the directors satisfies the “independence” requirements of Rule 10C-1 under the Exchange Act and Rule 5605(d)(2) of the Nasdaq Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultants, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of three directors, namely (Kevin) Khor Chin Meng, (Julia) Yuen Ya Ting and Noor Amalina Binti Ali, and is chaired by (Julia) Yuen Ya Ting. Our board of directors has determined that each of the directors satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

6.D. Employees

As of June 30, 2026, 2025 and 2024, we had a total of 12, 9 and 13 full-time employees located in Malaysia to support our business operations, respectively. In 2024, we restructured our human resources model by engaging outsourcing vendors to support our business operations, align capacity with customer requirements, and enhance scalability while maintaining cost discipline and long-term operational sustainability.

The following table sets forth the number of our employees by function as of June 30, 2026:

Function	Number of Employees	Percentage
Management	2	17%
Operation	4	33%
Finance	2	17%
HR and Admin Assistant	4	33%
Total	12	100%

None of our employees are represented by a labor union. We have not experienced any material labor disputes, and we believe that we maintain a good working relationship with our employees.

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

We enter into standard employment agreements with our employees pursuant to which we shall deduct from the employee’s salary for the purpose of paying the employees’ contributions to the relevant authorities in accordance with the prescribed rates of the stipulated laws. We also issue employees handbook which provides policy and procedure to be complied with by all our employees, including, amongst others, that our employees are not allowed to divulge our confidential information except with our approval whether in employment or after termination of employment.

6.E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this Annual Report by:

●	each person who is known by us to beneficially own 5% or more of each class of our voting securities;

●	each of our current directors and each member of our senior management; and

●	all of our directors and senior management as a group.

	Number(1)	Percent of Class(2)
Directors and Executive Officers:
(Alfred) Tan Choong Hau, CEO and Chairman	-	-
(Addy) Ng Kok Wah, CFO and Director	-	-
(Kevin) Khor Chin Meng, Director	94	*
(Julia) Yuen Ya Ting, Director	-	-
Noor Amalina Binti Ali, Director	-	-
All directors and executive officers as a group (5 persons)	94	*

Other Principal Shareholders:
Dr. Liew Kok Leong(3)	543,074	30.8%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the ordinary shares. For each beneficial owner above, any options or other convertible securities exercisable or issuable within 60 days have been included in the denominator.

(2)	Based on 1,765,256 ordinary shares that are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of the date of this Annual Report.

(3)

Includes 151,182 ordinary shares that are held by Dr. Liew Kok Leong directly and 391,892 ordinary shares that are held by Ukay One Sdn. Bhd. (“Ukay One”). Ukay One is a company limited by shares under the laws of Malaysia. Dr. Liew Kok Leong and his wife, Lim Lee Kian, are directors of Ukay One and each hold 50% of the equity interests of Ukay One. Dr. Liew resigned as our Chief Executive Officer, Chairman of the Board and a director effective October 23, 2026.

In August 2025, Ukay One acquired an aggregate of 218,469 ordinary shares of the Company through transactions completed on August 1, 2025, August 4, 2025, and August 5, 2025. Following these acquisitions, Ukay One held approximately 18.5% of the equity interests of the Company.

On December 12, 2025, Ukay One acquired an additional 65,050 ordinary shares of the Company through an open market transaction. Following the completion of this acquisition, Ukay One’s equity interests in the Company increased to approximately 22.2%.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

7.B. Related Party Transactions

Unless otherwise noted, the following is a description of related party transactions we have entered into since July 1, 2025, with any of the members of our board of directors, any executive officer, any holder of more than 5% of our ordinary shares at the time of such transaction, or any members of their immediate family, that had or will have a direct or indirect material interest, other than compensation arrangements, which are described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

For the year ended June 30, 2026, the Company leased space in an office building from a related party, VNH One Sdn. Bhd., a company with Dr. Liew Kok Leong serving as a director on its board and being a shareholder, for incurred expenses of RM0.1 million ($0.03 million). Subsequent to the year end, the lease held by our subsidiary, Crestwave Digital Sdn. Bhd., was terminated with effect from September 30, 2026. On October 1, 2026, our subsidiary, Orvion Technologies Sdn. Bhd., entered into a new lease of the same premises with VNH One Sdn. Bhd. for a term of two years, expiring on September 30, 2028, at a monthly rental of RM11,000 (approximately $2,696).

On August 1, 2025, Ukay One, an entity controlled by our former Chief Executive Officer and Chairman, Dr. Liew Kok Leong, and his wife, acquired 86,288 ordinary shares on the open market using its personal funds at market price. On August 4, 2025, Ukay One acquired an additional 54,395 ordinary shares on the open market using its personal funds at market price. On August 5, 2025, Ukay One acquired an additional 77,786 ordinary shares on the open market using its personal funds at market price. Following these acquisitions, Ukay One held approximately 18.5% of the equity interests of the Company.

On December 12, 2025, Ukay One acquired an additional 65,050 ordinary shares of the Company through an open market transaction. Following the completion of this acquisition, Ukay One’s equity interests in the Company increased to approximately 22.2%.

On July 15, 2024, Lumetrix Systems Sdn. Bhd. (“Lumetrix”) (formerly known as ARB IOT Group Sdn. Bhd.) entered into a trust deed with Dr. Liew Kok Leong, then our Chief Executive Officer and Chairman, pursuant to which Dr. Liew held one (1) ordinary share, representing 100% of the issued and paid-up share capital of ARB Synergy Sdn. Bhd. (“ARB Synergy”), on trust for Lumetrix. On April 22, 2026, this trust deed was terminated. Accordingly, the share ceased to be held on trust for Lumetrix, Lumetrix’s beneficial interest in ARB Synergy ceased, and ARB Synergy ceased to be a subsidiary of the Company and was deconsolidated with effect from April 22, 2026.

On the same date, ARB Synergy transferred its 100 ordinary shares in ARB Databook Pte. Ltd. (“ARB Databook”) to Dr. Liew for a total consideration of $1.00, and Lumetrix entered into a new trust deed with Dr. Liew, pursuant to which Dr. Liew is the registered holder of the 100 ordinary shares, representing 100% of the issued and paid-up share capital of ARB Databook, and holds such shares on trust for Lumetrix. Under the new trust deed, Dr. Liew must pay all dividends on the trust shares to Lumetrix or as it directs; may not transfer, sell, pledge or otherwise encumber the trust shares unless Lumetrix directs otherwise; and must deal with the trust shares and all related proceeds, and exercise all rights attaching to them, including voting rights, as Lumetrix directs. The new trust deed is governed by Malaysian law, has no fixed term or termination provision, and provides no compensation to Dr. Liew. As a result, there was no change in our effective ownership interest in or control over ARB Databook, which continues to be consolidated in our financial statements. The foregoing description of the new trust deed does not purport to be complete and is qualified in its entirety by reference to the full text of the trust deed, a copy of which is filed as Exhibit 4.5 to this report.

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

8.B. Significant Changes

Except as disclosed below, no significant change has occurred since the date of our consolidated financial statements filed as part of this Annual Report. Effective October 23, 2026, Dr. Liew Kok Leong resigned as our Chief Executive Officer, Chairman of the Board and a director. Dr. Liew’s resignation was not the result of any disagreement with the Company on any matter relating to its operations, policies (including accounting or financial policies), or practices. Effective the same date, our board of directors appointed (Alfred) Tan Choong Hau as our Chief Executive Officer, a director and Chairman of the Board to fill the vacancies created by Dr. Liew’s resignation. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, our principal shareholders are exempt from the reporting provisions contained in Section 16 of the Exchange Act.

10.I. Subsidiary Information

See “Item 4. Information on the Company—A. History and Development of the Company—Our Corporate Structure.”

10.J. Annual Report to Security Holders

If we are required to provide an annual report to security holders, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

All of our revenue and substantially all of our expenses are denominated in RM. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in SGD or U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our shares is affected by the exchange rate between U.S. dollar and RM because the value of our business is effectively denominated in RM, while our shares are traded in U.S. dollars.

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

Inflation

To date, inflation in Malaysia has not materially impacted our results of operations. According to the Department of Statistics Malaysia, the year-over-year changes in the Consumer Price Index were 2.5% in 2023, 1.8% in 2024, and 1.4% in 2025, reflecting a moderating inflationary environment over the past three years. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Malaysia. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalent, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in Malaysia.

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

None.

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

Our management carried out an evaluation, under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of June 30, 2026. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

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

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2026. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting as of June 30, 2026, was effective.

Attestation Report of Independent Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm because the Company is neither an “accelerated filer” nor a “large accelerated filer” as those terms are defined by the SEC.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to the Company for fiscal years ended June 30, 2026 and 2025, by AOGB CPA Limited, the Company’s principal accounting firm.

	For the year ended June 30,
	2026	2025
	USD	USD
Audit Fees	$125,000	$125,000
Audit-Related Fees	$-	$-
Tax Fees	$-	$-
All Other Fees	$-	$-
Total	$125,000	$125,000

Audit Fees

Audit fees consisted of the aggregate fees for the audits of our consolidated financial statements, half-year reviews, consents, and assistance with review of documents filed with the SEC.

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

We are currently following Cayman corporate governance practices that do not require us to hold annual shareholders’ meetings in lieu of Nasdaq Rule 5620(a).

Additionally, our Cayman counsel has provided relevant letters to Nasdaq certifying that under Cayman law, we are not required to seek shareholders’ approval in certain circumstances as may be required under Nasdaq Rule 5635.

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

Our technology and cybersecurity program focuses on the defense, rapid detection and rapid remediation of cybersecurity threats and incidents. Our approach aims to deliver the control capabilities specified in the Malaysian cybersecurity regulations. Additionally, our program incorporates comprehensive cybersecurity policies and crisis response and management procedures, aimed at rapidly addressing, responding to, and effectively communicating about cybersecurity threats and incidents.

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

For additional information on our cybersecurity risks, please see “Item 3.D. Risk Factors.”

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited financial statements are included as the “F” pages attached to this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with IFRS.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to Registration Statement on Form F-1/A filed on March 27, 2023)
1.2	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to Registration Statement on Form F-1/A filed on March 27, 2023)
1.3	Secretary’s Certificate of the Registrant regarding share consolidation effective on June 2, 2025 (incorporated by reference to Exhibit 1.3 to the Annual Report on Form 20-F filed on October 31, 2025)
2.1	Description of Securities Pursuant to Section 12 of the Exchange Act as of June 30, 2026 (incorporated by reference to Exhibit 2.1 to the Annual Report on Form 20-F filed on October 31, 2025)
4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.1 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.2†	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.2 to Registration Statement on Form F-1/A filed on March 27, 2023)
4.3	Service Agreement by and between the registrant and ARB IOT Limited, dated July 15, 2024 (incorporated by reference to Exhibit 99.1 to Form 6-K filed on July 15, 2024)
4.4*+	Tenancy Agreement between Orvion Technologies Sdn. Bhd. and VNH One Sdn. Bhd., dated October 1, 2026
4.5*+	Trust Deed between Lumetrix Systems Sdn Bhd (f.k.a ARB IOT Group Sdn. Bhd.) and Liew Kok Leong, dated April 22, 2026
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Ethics and Business Conduct of the Registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1/A filed on March 27, 2023)
11.2	Insider Trading Policy of the registrant (incorporated by reference to Exhibit 11.2 to the Annual Report on Form 20-F filed on October 30, 2024)
12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of AOGB CPA Limited
97.1	Clawback Policy of the registrant (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F filed on October 30, 2024)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.
†	Executive Compensation Plan or Agreement
+	Portions of this exhibit have been omitted in compliance with Regulation S-K Item 601(b)(10)(iv) because the Registrant has determined that the information is not material and is the type that the Registrant treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARB IOT GROUP LIMITED

Date: October 30, 2026	By:	/s/ (Alfred) Tan Choong Hau
	Name:	(Alfred) Tan Choong Hau
	Title:	Chief Executive Officer (Principal Executive Officer)

To:	The Board of Directors and Shareholders of
ARB IOT Group Limited

Report of Independent Registered Public Accounting Firm

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of ARB IOT Group Limited and its subsidiaries (collectively the “Group”) as of June 30, 2026 and 2025, and the related consolidated statements of operations and other comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2026, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

October 30, 2026

We have served as the Group’s auditor since 2024.

AOGB CPA Limited, Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong

Tel: 2152-2238, Website: www.aogb.com

ARB IOT GROUP LIMITED

(Incorporated in the Cayman Islands)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2026, 2025 AND 2024

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	As of June 30, 2026	As of June 30, 2025	As of June 30, 2026
		RM	RM	USD
Assets

Non-current assets
Property, plant and equipment	4	39,713,887	78,010,660	9,733,796
Right-of-use asset, operating lease	5	136,148	10,382	33,370
Intangible assets	6	-	53,758,340	-
Total non-current assets		39,850,035	131,779,382	9,767,166

Current assets
Trade receivables, net	7	-	41,820,000	-
Other receivables, deposits and prepayments, net	8	41,509,128	175,310	10,173,804
Current tax asset		20,056	31,944	4,916
Cash and bank balances	9	31,218,867	32,636,917	7,651,683
Total current assets		72,748,051	74,664,171	17,830,403

Total assets		112,598,086	206,443,553	27,597,569

Liabilities

Current liabilities
Trade payables	10	-	9,220,900	-
Accruals	11	485,591	533,170	119,017
Contract liabilities	12	8,552,000	-	2,096,078
Lease liability, operating lease	5	128,150	10,954	31,409
Current tax liability		7,626	4,553	1,869
Total current liabilities		9,173,367	9,769,577	2,248,373

Non-current liabilities
Lease liability, operating lease	5	10,957	-	2,686
Deferred tax liabilities	13	-	6,466,803	-
Total non-current liabilities		10,957	6,466,803	2,686

Total liabilities		9,184,324	16,236,380	2,251,059

Net assets		103,413,762	190,207,173	25,346,510

Equity

Share capital
Ordinary shares, par value USD0.0015 per share; 33,333,333 shares authorized; 1,765,256 and 1,765,256 shares issued and outstanding as of June 30, 2026 and 2025, respectively	14	23,308,795	23,308,795	5,712,940
Reserves		80,104,567	166,897,978	19,633,472
Equity attributable to owners of the Company		103,413,362	190,206,773	25,346,412
Non-controlling interests	15	400	400	98
Total equity		103,413,762	190,207,173	25,346,510

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

		For the years ended
	Note	June 30, 2026	June 30, 2025	June 30, 2024	June 30, 2026
		RM	RM	RM	USD

Revenue	16	235,368,000	197,320,000	58,186,647	57,688,235
Cost of sale		(244,797,704)	(205,465,899)	(78,522,495)	(59,999,437)
Gross loss		(9,429,704)	(8,145,899)	(20,335,848)	(2,311,202)
Other income		858,692	1,104,781	1,608,048	210,464
Administrative expenses		(33,847,516)	(38,017,105)	(46,419,993)	(8,295,960)
Other operating expenses		(4,667)	(300,668)	(351,377)	(1,143)
Impairment losses		(47,840,715)	(26,741,426)	-	(11,725,666)
Finance costs		(8,805)	(4,055)	(10,307)	(2,158)
Loss before tax	17	(90,272,715)	(72,104,372)	(65,509,477)	(22,125,665)
Income tax	18	6,435,800	734,553	10,820,643	1,577,402
Loss for the financial year		(83,836,915)	(71,369,819)	(54,688,834)	(20,548,263)

Other comprehensive loss for the financial year, net of tax
Items that may be reclassified subsequently to profit or loss:
(Loss)/gain on foreign currency translation		(2,956,496)	(2,440,668)	278,449	(724,632)
Total comprehensive loss for the financial year		(86,793,411)	(73,810,487)	(54,410,385)	(21,272,895)
Loss for the financial year attributable to:
Owners of the Company		(83,836,915)	(71,369,819)	(54,999,680)	(20,548,263)
Non-controlling interests	15	-	-	310,846	-
		(83,836,915)	(71,369,819)	(54,688,834)	(20,548,263)
Total comprehensive loss attributable to:
Owners of the Company		(86,793,411)	(73,810,487)	(54,721,231)	(21,272,895)
Non-controlling interests		-	-	310,846	-
		(86,793,411)	(73,810,487)	(54,410,385)	(21,272,895)

Weighted average number of ordinary shares outstanding:
Basic*	19	1,765,256	1,765,256	1,765,256	1,765,256
Diluted*	19	1,765,256	1,765,256	1,765,256	1,765,256

Loss per share attributable to Owners of the Company:
Basic*	19	(47.49)	(40.43)	(31.16)	(11.64)
Diluted*	19	(47.49)	(40.43)	(31.16)	(11.64)

*	Retrospectively restated for effect of reverse share split at a ratio 1-for-15 on June 2, 2025, as disclosed in Note 14.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Retained	Total
	Share capital			Exchange	earnings /	attributable	Non-
	Number of		Capital	translation	(Accumulated	to owners of	Controlling	Total
	shares*	Amount	contribution	reserve	losses)	the Company	interests	equity
		RM	RM	RM	RM	RM	RM	RM

Balance at June 30, 2023	1,765,256	23,308,795	164,575,283	1,100,189	129,759,332	318,743,599	94,158	318,837,757
Loss for the financial year	-	-	-	-	(54,999,680)	(54,999,680)	310,846	(54,688,834)
Gain on foreign currency translations	-	-	-	278,449	-	278,449	-	278,449
Total and other comprehensive loss	-	-	-	278,449	(54,999,680)	(54,721,231)	310,846	(54,410,385)
Transaction with Owners
Acquisition of equity interest in subsidiaries	-	-	-	-	-	-	(49,000)	(49,000)
Effect of accretion of interest in subsidiaries	-	-	-	-	54,293	54,293	(54,293)	-
Disposal of subsidiaries	-	-	-	-	-	-	(300,311)	(300,311)
Redemption of non-convertible redeemable preference shares by non-controlling interest of a subsidiary	-	-	-	-	-	-	(1,000)	(1,000)
Total transaction with Owners	-	-	-	-	54,293	54,293	(404,604)	(350,311)
Balance at June 30, 2024	1,765,256	23,308,795	164,575,283	1,378,638	74,813,945	264,076,661	400	264,077,061

*	Retrospectively restated for effect of reverse share split at a ratio 1-for-15 on June 2, 2025, as disclosed in Note 14.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CON’T)

	Share capital				Exchange	Retained earnings /	Total attributable	Non-
	Number of		Capital	Other	translation	(Accumulated	to owners of	controlling	Total
	shares*	Amount	contribution	reserve	reserve	losses)	the Company	interests	equity
		RM	RM	RM	RM	RM	RM	RM	RM

Balance at June 30, 2024	1,765,256	23,308,795	164,575,283	-	1,378,638	74,813,945	264,076,661	400	264,077,061
Loss for the financial year	-	-	-	-	-	(71,369,819)	(71,369,819)	-	(71,369,819)
Loss on foreign currency translations	-	-	-	-	(2,440,668)	-	(2,440,668)	-	(2,440,668)
Total and other comprehensive loss	-	-	-	-	(2,440,668)	(71,369,819)	(73,810,487)	-	(73,810,487)
Transaction with Owners
Acquisition of subsidiaries	-	-	-	(59,401)	-	-	(59,401)	-	(59,401)
Total transaction with Owners	-	-	-	(59,401)	-	-	(59,401)	-	(59,401)
Balance at June 30, 2025	1,765,256	23,308,795	164,575,283	(59,401)	(1,062,030)	3,444,126	190,206,773	400	190,207,173

*	Retrospectively restated for effect of reverse share split at a ratio 1-for-15 on June 2, 2025, as disclosed in Note 14.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CON’T)

	Share capital				Exchange	Retained earnings /	Total attributable	Non-
	Number of		Capital	Other	translation	(Accumulated	to owners of	controlling	Total
	shares*	Amount	contribution	reserve	reserve	losses)	the Company	interests	equity
		RM	RM	RM	RM	RM	RM	RM	RM

Balance at June 30, 2025	1,765,256	23,308,795	164,575,283	(59,401)	(1,062,030)	3,444,126	190,206,773	400	190,207,173
Loss for the financial year	-	-	-	-	-	(83,836,915)	(83,836,915)	-	(83,836,915)
Loss on foreign currency translations	-	-	-	-	(2,956,496)	-	(2,956,496)	-	(2,956,496)
Total and other comprehensive loss	-	-	-	-	(2,956,496)	(83,836,915)	(86,793,411)	-	(86,793,411)
Balance at June 30, 2026	1,765,256	23,308,795	164,575,283	(59,401)	(4,018,526)	(80,392,789)	103,413,362	400	103,413,762

*	Retrospectively restated for effect of reverse share split at a ratio 1-for-15 on June 2, 2025, as disclosed in Note 14.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	June 30, 2026	June 30, 2025	June 30, 2024	June 30, 2026
	RM	RM	RM	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax	(90,272,715)	(72,104,372)	(65,509,477)	(22,125,665)
Adjustments for:
Amortization of intangible assets	15,632,733	18,931,458	27,871,638	3,831,552
Depreciation of:
- property, plant and equipment	26,264,097	28,308,000	28,310,019	6,437,279
- right-of-use asset	125,582	124,572	124,572	30,780
Impairment loss on deposits	5,704	4,000,000	-	1,398
Impairment loss on goodwill	22,150,110	7,734,427	-	5,428,949
Impairment loss on intangible assets	15,666,760	8,044,989	-	3,839,892
Impairment loss on property, plant and equipment	10,018,141	6,962,010	-	2,455,427
Intangible assets written-off	-	290,004	-	-
Interest expense of lease liabilities	8,805	4,055	10,307	2,158
Interest income	(784,779)	(957,249)	(1,607,963)	(192,348)
(Gain)/loss on disposal of subsidiaries	(4,439)	-	305,818	(1,088)
Property, plant and equipment written off	-	15,864	-	-
Reversal of impairment of trade receivables	-	(94,000)	-	-
Unrealized exchange (gain)/loss	(69,473)	(84,704)	2,198	(17,028)
Waiver of debts granted	-	46,035	-	-
Waiver of debts received	-	(50,598)	-	-
Operating (loss)/profit before changes in working capital	(1,259,474)	1,170,491	(10,492,888)	(308,694)

Changes in working capital:
Trade receivables	41,820,000	(13,880,000)	76,237,409	10,250,000
Other receivables, deposit and prepayments	(41,274,934)	5,340,814	(4,209,815)	(10,116,405)
Trade payables	(9,220,900)	8,920,900	(6,184,641)	(2,260,025)
Other payables and accruals	(29,229)	(715,529)	(108,790)	(7,164)
Contract liabilities	8,552,000	-	-	2,096,078
Cash (used in)/generated from operations	(1,412,537)	836,676	55,241,275	(346,210)
Income tax paid	(16,042)	(51,183)	(154,572)	(3,932)
Net cash (used in)/generated from operating activities	(1,428,579)	785,493	55,086,703	(350,142)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	-	105,619	(49,000)	-
Acquisition of property, plant and equipment	-	-	(30,000,000)	-
Interest received	784,779	957,249	1,607,963	192,348
Proceed from disposal of subsidiaries, net of cash proceeds	(1,086)	-	(213,503)	(266)
Net cash generated from/(used in) investing activities	783,693	1,062,868	(28,654,540)	192,082

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CON’T)

	For the years ended
	June 30, 2026	June 30, 2025	June 30, 2024	June 30, 2026
	RM	RM	RM	USD

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment to related companies	-	-	(27,900,000)	-
Repayment of non-convertible redeemable preference shares contributed by non-controlling interests of subsidiaries	-	-	(1,000)	-
Payment of lease liability	(132,000)	(132,000)	(132,000)	(32,353)
Repayment to holding company	-	-	(21,500,000)	-
Net cash used in financing activities	(132,000)	(132,000)	(49,533,000)	(32,353)

Net (decrease)/increase in cash and cash equivalents	(776,886)	1,716,361	(23,100,837)	(190,413)
Effect of exchange rate changes	(641,164)	(2,440,668)	278,449	(157,148)
Cash and cash equivalents at beginning of the year	32,636,917	33,361,224	56,183,612	7,999,244
Cash and cash equivalents at end of the year	31,218,867	32,636,917	33,361,224	7,651,683

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL INFORMATION

ARB IOT Group Limited (the “Company”) was incorporated and registered as an exempted company with limited liability in the Cayman Islands under the Companies Act of the Cayman Islands on March 1, 2022. The Company through its subsidiaries (collectively, the “Group”), is engaged in provision of hardware and software of Internet of Things solutions to meet customers’ demand. The Company is principally engaged in investment holding activities. The principal activities of the subsidiaries are described in Note 2 Principles of consolidation to the consolidated financial statements. The principal place of business of the Company is located at No. 17-03, Q Sentral, 2A, Jalan Stesen Sentral 2, Kuala Lumpur Sentral, 50470 Kuala Lumpur, Malaysia.

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

On May 6, 2024, ARB Berhad transferred 7,503,858 Ordinary Shares of our Company, or approximately 28.38% of our issued and outstanding Ordinary Shares, to ARB IOT Limited, an indirect subsidiary of ARB Berhad wholly-owned through its direct subsidiary Nexura Solution Sdn. Bhd. (“Nexura”) (formerly known as ARB Holdings Sdn. Bhd.).

On July 1, 2024, Cahaya Fantasi Sdn. Bhd. (“Cahaya”), a Malaysian company subscribed for 4,000,000 ordinary shares of Nexura at a price of RM0.1 per share, for a total consideration of RM400,000. As a result of this subscription, Cahaya acquired 90.9% of the outstanding ordinary shares and voting power of Nexura and ARB Berhad held the remaining 9.1% of Nexura. On May 27, 2025, ARB Berhad disposed of its 9.1% Nexura shares to Cahaya.

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

In August 2025, Ukay One Sdn Bhd (“Ukay One”) acquired an aggregate of 218,469 ordinary shares of the Company through transactions completed on August 1, 2025, August 4, 2025, and August 5, 2025. Following these acquisitions, Ukay One held approximately 18.5% of the equity interests of the Company.

1. GENERAL INFORMATION (CONT’D)

On December 12, 2025, Ukay One acquired an additional 65,050 ordinary shares of the Company through an open market transaction. Following the completion of this acquisition, Ukay One’s equity interests in the Company increased to approximately 22.2%.

The consolidated financial statements are presented in Ringgit Malaysia (“RM”). The functional currency of the Company and its subsidiaries is primarily the currency of their country of domicile, which the functional currency of the Company is United States Dollar (“USD”) and the subsidiaries is Ringgit Malaysia (“RM”) or Singapore Dollar (“SGD”).

The conversion from Ringgit Malaysia into U.S. dollars (“USD”) was made at the exchange rate as of June 30, 2026, on which USD1.00 equaled RM4.0800. The use of USD is solely for the convenience of the reader.

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

Basis for preparation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (the “IFRS Accounting Standards”) as issued by the International Accounting Standards Board (the “IASB”). The Group complies with all applicable requirements of IFRS Accounting Standards. The material accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied.

For the years ended June 30, 2026 and 2025, the Group incurred a net loss of approximately RM83.8 million and RM71.4 million respectively. As of June 30, 2026, the Group had cash and bank balances amounted to approximately RM31.2 million, which exceeded its total current liabilities of RM9.2 million.

In assessing the Group’s ability to continue as a going concern, management considered the Group’s current liquidity position, historical operating cash flows, expected operating performance and cash flow projections for a period of at least twelve months from the date of issuance of these consolidated financial statements. Management also considered the Group’s available cash resources and ongoing initiatives to enhance operational efficiency and manage working capital.

Based on this assessment, management believes that the Group has adequate financial resources to continue its operations and meet its obligations as they become due for a period of at least twelve months from the date of issuance of these consolidated financial statements. Accordingly, management concluded that no material uncertainty exists that would cast significant doubt on the Group’s ability to continue as a going concern, and these consolidated financial statements have been prepared on a going concern basis.

Historical cost convention

The consolidated financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of financial assets and liabilities at fair value through profit or loss and other comprehensive income.

Amendments to IFRS Accounting Standards that are mandatorily effective for the current year

The Group has adopted the following amendment to IFRS Accounting Standards for the first time for the current year’s consolidated financial statements.

Amendments to IAS 21	Lack of Exchangeability

Amendments to IAS 21 specify how to assess whether a currency is exchangeable, and how to determine the exchange rate when it is not.

2. MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

Amendments to IFRS Accounting Standards that are mandatorily effective for the current year (Cont’d)

The adoption of the above amendments to IFRS Accounting Standards has had no material financial impact on the consolidated financial statements. Other than above mentioned, the accounting policies adopted in the preparation of the consolidated financial information were consistent with those used in the consolidated financial statements for the year ended June 30, 2025.

New amendments to IFRS Accounting Standards issued but not yet effective

The following new standards, amendments to existing standards and annual improvements have been issued, but are not effective for the financial year beginning on July 1, 2025, and have not been early adopted:

IFRS 18	Presentation and Disclosure in Financial Statements[2]
IFRS 19	Subsidiaries without Public Accountability: Disclosures[2]
Amendments to IFRS 19	Amendments to Subsidiaries without Public Accountability: Disclosures[2]
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[1]
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity[1]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[4]
Amendments to IAS 21	Translation to a Hyperinflationary Presentation Currency[2]
Amendments to IAS 28	Amendments to the Fair Value Option for Investments in Associates and Joint Ventures[2]
Amendments to IFRS Accounting Standards – Volume 11	Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7[1]
IFRS 20	Regulatory Assets and Regulatory Liabilities[3]

[1]	Effective for annual periods beginning on or after 1 January 2026
[2]	Effective for annual periods beginning on or after 1 January 2027
[3]	Effective for annual periods beginning on or after 1 January 2029
[4]	Effective for annual periods beginning on or after a date to be determined.

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

Business combinations

Business combinations are accounted for using the acquisition method with assets and liabilities acquired recorded at the acquisition date fair value. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value and the amount of any non-controlling interest (“NCI”) share in the acquiree. For each business combination, the Group elects whether to measure NCI in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition related costs are expensed as incurred and included in administrative expenses.

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

The principal place of business of the subsidiaries is in Malaysia and/or incorporated in Malaysia unless indicated otherwise. The details of the subsidiaries are as follows:

	Ownership Interest in equity
Name of company	June 30, 2026%	June 30, 2025%	Principal activities

ARB IOT (M) Sdn. Bhd. (“AIMSB”)	100	100	Investment holding

Lumetrix Systems Sdn Bhd (formerly known as ARB IOT Group Sdn. Bhd.) (“Lumetrix”)^	100	100	Investment holding

Subsidiaries of Lumetrix
Averion Technologies Sdn Bhd (formerly known as ARB AI Agro Sdn. Bhd.) (“Averion”)^	100	100	Investment holding

Subsidiary of Averion
Zyphera Systems Sdn. Bhd. (formerly known as ARB Agro Technology Sdn. Bhd.) (“Zyphera Systems”)^	100	100	Business in digital agricultural technology

ARB Lab Sdn. Bhd. (“ARB Lab”)	100	100	Investment holding

Subsidiaries of ARB Lab
ARB R&D Sdn. Bhd. (“ARB R&D”)	100	100	Development of IT and IoT for software and hardware

Subsidiaries of ARB R&D
ARB Innovation Sdn. Bhd. (“ARB Innovation”)	100	100	Provision of IT software and hardware solution

2. MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

Principles of consolidation (Cont’d)

	Ownership Interest in equity
Name of company	June 30, 2026%	June 30, 2025%	Principal activities
ARB R1 Technology Sdn. Bhd (“ARB R1”)	100	100	Dormant

Veltrion Systems Sdn Bhd (formerly known as ARB Robotic Sdn. Bhd.) (“Veltrion Systems”)^	100	100	Investment holding

Subsidiary of Veltrion Systems
Crestwave Digital Sdn. Bhd. (formerly known as ARB Intelligence Sdn Bhd.) (“Crestwave”)^	100	100	IoT cloud business platform

Velocentra Systems Sdn Bhd (“Velocentra”)	100	-	Investment holding

Subsidiaries of Velocentra
Orvion Technologies Sdn Bhd (“Orvion”)	100	-	Information technology services

ARB Synergy Sdn. Bhd. (“ARB Synergy”)*	-	100	Investment holding

ARB Databook Pte. Ltd. (“ARB Databook”)#	100	100	Software development and data analytic

^	During the financial year, certain subsidiaries changed their names. The names used below reflect the current legal names of the respective entities unless otherwise stated.

*	ARB Synergy ceased to be a subsidiary of the Group following the termination of a trust arrangement on April 22, 2026, and is deconsolidated from the Group from that date.

#	ARB Databook is incorporated in Singapore. The shares of ARB Databook are held by a trustee pursuant to a trust arrangement under which Lumetrix holds the beneficial interest in and control over ARB Databook. Accordingly, ARB Databook is consolidated by the Group.

During the financial year, the Group completed the following acquisitions, disposals and changes in ownership interests and control of companies:

(1)	On April 8, 2026, Lumetrix (formerly known as ARB IOT Group Sdn. Bhd.) transferred ten (10) ordinary shares of Zyphera Systems (formerly known as ARB AI Agro Tech Sdn. Bhd.) to Averion (formerly known as ARB AI Agro Sdn. Bhd.). Following the transfer, Averion became the direct holder of 100% of equity interest in Zyphera Systems. There was no change in the Company’s effective ownership interest in or control over Zyphera Systems as a result of the transfer.

2. MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

Principles of consolidation (Cont’d)

(2)	On April 8, 2026, Lumetrix (formerly known as ARB IOT Group Sdn. Bhd.) transferred ten (10) ordinary shares of Crestwave (formerly known as ARB Intelligence Sdn Bhd.) to Veltrion Systems (formerly known as ARB Robotic Sdn. Bhd.). Following the transfer, Veltrion Systems became the direct holder of 100% of equity interest in Crestwave. There was no change in the Company’s effective ownership interest in or control over Crestwave as a result of the transfer.

(3)	On April 22, 2026, ARB Synergy transferred its 100 shares in ARB Databook with total consideration amount of $1.00 to Dr. Liew Kok Leong, who was the Chief Executive Officer and a director of the Company at the time of the transaction and resigned from such positions on October 23, 2026. On the same date, Lumetrix (formerly known as ARB IOT Group Sdn. Bhd.) entered into a trust deed with Dr. Liew Kok Leong (“Trustee”), pursuant to which the Trustee is the registered holder of 100 shares of ARB Databook, representing 100% of the issued and paid-up share capital of ARB Databook, which are held by the Trustee on trust for Lumetrix. Following the transaction, there was no change in the Company’s effective ownership interest in or control over ARB Databook.

(4)	On April 22, 2026, the trust deed dated July 15, 2024, entered into between Lumetrix (formerly known as ARB IOT Group Sdn. Bhd.) and Dr. Liew Kok Leong in respect of the one ordinary share, representing 100% of the issued and paid-up share capital of ARB Synergy, was terminated. Accordingly, the share ceased to be held on trust for Lumetrix and Lumetrix’s beneficial interest in ARB Synergy ceased. As a result, ARB Synergy ceased to be a subsidiary of the Company and was deconsolidated with effect from April 22, 2026.

In the previous financial year, the Group completed the following subscriptions, acquisitions and disposals/strike-off of companies:

(1)	On July 15, 2024, Lumetrix (formerly known as ARB IOT Group Sdn. Bhd.) executed a Trust Deed with Dr. Liew Kok Leong whereby the Trustee is a registered holder of one (1) share representing 100% of the issued and paid-up share capital of ARB Synergy. Consequently, ARB Synergy and its wholly-owned subsidiary, ARB Databook, became a wholly-owned subsidiary of the Company.

(2)	On December 10, 2024, Lumetrix (formerly known as ARB IOT Group Sdn. Bhd.) was allotted an additional one (1) ordinary share of Averion (formerly known as ARB AI Agro Sdn. Bhd.) for a total cash consideration of RM8,979,999. Following the allotment, there is no change in stake and the Company’s effective interest in Averion’s ordinary shares remained at 100%.

2. MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

Principles of consolidation (Cont’d)

(3)	On December 10, 2024, Lumetrix (formerly known as ARB IOT Group Sdn. Bhd.) was allotted ten (10) ordinary shares representing 0.99% equity interest of Zyphera Systems (formerly known as ARB Agro Tech Sdn. Bhd.) for a total cash consideration of RM35,016,000. Following the allotment, the Company’s effective interest in Zyphera Systems’s ordinary shares remained at 100%.

(4)	On December 10, 2024, ARB R&D was allotted an additional eight (8) ordinary shares of ARB Innovation for a total cash consideration of RM570,000. Following the allotment, there is no change in stake and the Company’s effective interest in ARB Innovation’s ordinary shares remained at 100%.

(5)	On December 16, 2024, Lumetrix (formerly known as ARB IOT Group Sdn. Bhd.) was allotted one (1) ordinary share representing 10% equity interest of ARB Innovation for total cash consideration of RM 57,630,648. Following the allotment, the Company’s effective interest in ARB Innovation’s ordinary share remained at 100%.

(6)	On December 10, 2024, ARB Lab was allotted an additional eight (8) ordinary shares of ARB R&D for a total cash consideration of RM590,000. Following the allotment, there is no change in stake and the Company’s effective interest in ARB R&D’s ordinary shares remained at 100%.

(7)	On December 24, 2024, Lumetrix (formerly known as ARB IOT Group Sdn. Bhd.) was allotted one (1) ordinary share representing 10% equity interest of ARB R&D for a total cash consideration of RM8,000,000. Following the allotment, the Company’s effective interest in ARB R&D’s ordinary share remained at 100%.

(8)	On December 10, 2024, Lumetrix (formerly known as ARB IOT Group Sdn. Bhd.) was allotted an additional one (1) ordinary share of Veltrion Systems (formerly known as ARB Robotic Sdn. Bhd.) for a total cash consideration of RM9,379,900. Following the allotment, there was no change in stake and the Company’s effective interest in Veltrion Systems’s ordinary shares remained at 100%.

(9)	On December 10, 2024, Lumetrix (formerly known as ARB IOT Group Sdn. Bhd.) was allotted ten (10) ordinary shares representing 0.99% equity interest of Crestwave (formerly known as ARB Intelligence Sdn Bhd.) for a total cash consideration of RM53,045,000. Following the allotment, the Company’s effective interest in Crestwave’s ordinary shares remained at 100%.

During the financial year ended June 30, 2025, the subsidiaries of the Company: ARB AI, ARBIOT, ARB Techsymbol, ARB Logistic, ARB WMS, ARB Information, ARB AI Tech, ARB 5G, and ARB Big Data were subject to strike-off proceedings and were deemed written off from the Group. During the financial year ended June 30, 2026, the strike-off processes of these subsidiaries were completed. The strike-off exercise was undertaken to streamline the business process and improve the efficiency of the group corporate structure.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2. MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

Segmental information

An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by the Chief Operating Decision Maker (CODM). The CODM is comprised of the Management Board of the Group. The Group operates as two segments dedicated to the provision of hardware and software of Internet of Things solutions and investment holding and others. The CODM makes decisions about allocating resources and assessing performance based on reportable segments separately. Accordingly, the Group has determined it operates in two operating and reportable segments.

Foreign currency translation

The consolidated financial statements are presented in Ringgit Malaysia (“RM”). The functional currency of the Company and its subsidiaries is primarily the currency of their country of domicile, which the functional currency of the Company is United States Dollar (“USD”) and the subsidiaries is RM or Singapore Dollar (“SGD”).

Foreign currency transactions

Foreign currency transactions are translated into the functional currency of the relevant group entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. Non-monetary items are converted at the rate of exchange used to convert the related consolidated statements of financial position items, i.e., at the time of the transaction.

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

2. MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

Revenue recognition (Cont’d)

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

Sale of goods

The Group is engaged in the supply of customized IoT hardware and software.

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

A contract liability is recognized if a payment is received from a customer before the Group transfers the related goods. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods to the customer).

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

Defined contribution plan

As required by law, companies in Malaysia make contributions to the Employees’ Provident Fund (“EPF”). The contributions are recognized as a liability after deducting any contribution already paid and as an expense in profit or loss in the period in which the employee render their services. Once the contributions have been paid, the Group and the Company have no further payment obligations. No employees in Singapore subsidiary for the years ended June 30, 2026, 2025 and 2024.

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

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities in the statement of financial position and their tax bases. Deferred tax is not recognized for the temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the end of the reporting period.

2. MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

Income tax (Cont’d)

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

Trade payables

Trade payables are liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. There were no trade payables for the year ended June 30, 2026. All trade payables were current for the year ended June 30, 2025.

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

Expenditure for maintenance and repair, which do not materially extend the useful lives of the assets, are charged to expenses as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the other income/(expenses) of consolidated statements of operations and comprehensive loss.

Intangible assets

The Group’s intangible assets primarily consist of supply agreement, goodwill and computer system. Intangible assets are carried at cost less accumulated amortization and any recorded impairment (Note 6).

Except for goodwill, other intangible assets are amortized using straight-line method with annual rates.

3. CRITICAL ACCOUNTING ESTIMATES AND SIGNIFICANT MANAGEMENT JUDGMENTS

The preparation of consolidated financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying the Group’s accounting policies.

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

If the recoverable amount (i.e., the greater of the fair value less costs of disposal and value in use) of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately, unless the relevant asset is carried at a revalued amount under another IFRS Accounting Standard, in which case the impairment loss is treated as a revaluation decrease under that IFRS Accounting Standard. Where an impairment loss on an asset other than goodwill subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized in profit or loss immediately, unless the relevant asset is carried at a revalued amount under another IFRS Accounting Standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that IFRS Accounting Standard. Value in use is based on the estimated future cash flows expected to be derived from CGU, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash generating unit.

Goodwill is tested for impairment annually and whenever events or changes in circumstances indicate that it may be impaired. Other non-financial assets are assessed for indicators of impairment at each reporting date. Impairment losses recognised in respect of goodwill are not reversed in subsequent periods. For assets other than goodwill, the Group assesses at each reporting date whether there is any indication that a previously recognised impairment loss may no longer exist or may have decreased.

As of June 30, 2026, the Group identified 4 cash-generating units (“CGUs”): (i) IoT AI Power Charger, (ii) IoT AI Server, (iii) IoT Control Station and (iv) IoT Drone. Before recognition of the current-year impairment losses, the assets allocated to these CGUs comprised: (i) goodwill of RM22,150,110, property, plant and equipment of RM7,962,245 and right-of-use assets of RM136,148; (ii) property, plant and equipment of RM31,751,642; (iii) property, plant and equipment of RM9,986,395; and (iv) intangible assets of RM15,666,760, respectively.

For the year ended June 30, 2026, the Group recognised impairment losses of RM47,835,011, comprising RM22,150,110 allocated to goodwill within the IoT AI Power Charger CGU, RM10,018,141 allocated to property, plant and equipment within the IoT Control Station CGU and RM15,666,760 allocated to intangible assets within the IoT Drone CGU.

The impairment loss recognised for the IoT Control Station CGU differed from its carrying amount of RM9,986,395 before impairment by RM31,746 due to exchange realignment.

Following recognition of these impairment losses and exchange realignment, the carrying amounts of the assets allocated to the four CGUs were RM8,098,393, RM31,751,642, RM nil and RM nil, respectively. No impairment loss was recognised for the IoT AI Server CGU.

4. PROPERTY, PLANT AND EQUIPMENT

Computer system and equipment

	June 30, 2026	June 30, 2025
	RM	RM
Cost

As of July 1	158,379,999	158,400,231
Disposal/written-off	-	(20,232)
Exchange realignment	(4,323,402)	-
As of June 30	154,056,597	158,379,999

Accumulated depreciation and impairment loss

As of July 1	(80,369,339)	(45,103,697)
Additions	(26,264,097)	(28,308,000)
Disposal/written-off	-	4,368
Impairment loss	(10,018,141)	(6,962,010)
Exchange realignment	2,308,867	-
As of June 30	(114,342,710)	(80,369,339)

Net carrying amount	39,713,887	78,010,660

During the financial year ended June 30, 2026, certain property, plant and equipment were transferred among group entities as part of an internal reorganization. Refer to Note 13 for further details.

Depreciation expenses of property, plant and equipment were RM26,264,097, RM28,308,000 and RM28,310,019 for the fiscal years ended June 30, 2026, 2025 and 2024, respectively.

Write-off of property, plant and equipment were RM nil, RM15,864 and RM nil for the fiscal years ended June 30, 2026, 2025 and 2024, respectively.

4. PROPERTY, PLANT AND EQUIPMENT (CONT’D)

Impairment losses of property, plant and equipment were RM10,018,141, RM6,962,010 and RM nil for the fiscal years ended June 30, 2026, 2025 and 2024, respectively.

During the fiscal year ended June 30, 2026, management reassessed the recoverability of each CGU within the Group’s IoT operating segment. The assessment was prompted by adverse operating conditions that had persisted over multiple reporting periods, including operating losses, lower-than-expected financial performance and changes in projected future cash flows. Based on the updated assessment, the recoverable amount of the IoT Control Station CGU was determined to be RM nil. Accordingly, an impairment loss of RM10,018,141 was recognized in respect of property, plant and equipment during the fiscal year ended June 30, 2026.

During the fiscal year ended June 30, 2025, management performed a similar assessment of the IoT AI Server CGU following adverse operating performance and revised future cash flow projections. As a result, an impairment loss of RM6,962,010 was recognized in respect of property, plant and equipment.

No impairment loss was recognized during the fiscal year ended June 30, 2024.

The impairment assessments were performed at the CGU level. Further information regarding the recoverable amounts, key assumptions and significant judgments applied in the impairment assessments is disclosed in Note 6.

5. RIGHT-OF-USE ASSET/LEASE LIABILITY – OPERATING LEASE

Office space

	June 30, 2026	June 30, 2025
	RM	RM

Right-of-use asset

Cost

As of July 1	503,272	503,272
Addition	251,348	-
As of June 30	754,620	503,272

Accumulated depreciation

As of July 1	(492,890)	(368,318)
Charge for the year	(125,582)	(124,572)
As of June 30	(618,472)	(492,890)

Net carrying amount	136,148	10,382

	June 30, 2026	June 30, 2025
	RM	RM
Lease liability – operating lease

As of July 1	10,954	138,899
Addition	251,348	-
Interest charged	8,805	4,055
	271,107	142,954
Payment of:
- principal	(123,195)	(127,945)
- interest	(8,805)	(4,055)
	(132,000)	(132,000)
Net carrying amount	139,107	10,954

At the end of the year

Represented by:
Current liabilities	128,150	10,954
Non-current liabilities	10,957	-
	139,107	10,954

5. RIGHT-OF-USE ASSET/LEASE LIABILITY (CONT’D)

Office space (Cont’d)

(a)	The Group leases an office space in the location which it operates. The lease of the office space comprised fixed payment over the lease term.

(b)	The right-of-use asset is initially measured at cost, which comprise the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date of the lease. After initial recognition, right-of-use asset is stated at cost less accumulated depreciation and any accumulated impairment losses, and adjusted for any re-measurement of the lease liability.

The right-of-use asset is depreciated on the straight-line basis over the shorter of its estimated useful lives and the lease term. The Group leases office space with an initial lease term of two (2) years and, in August 2025, renewed the lease for a further two (2) years.

(c)	The Group has certain leases of premises and equipment with lease term of twelve (12) months or less, and low value leases of office equipment of USD5,000 and below. The Group applies the “short-term lease” and “lease of low-value-assets” exemptions for these leases.

(d)	The following are the amounts recognized in profit or loss:

	June 30, 2026	June 30, 2025	June 30, 2024
	RM	RM	RM
Administrative expenses:
- depreciation of right-of-use asset	125,582	124,572	124,572
- expense relating to short-term leases	16,703	951,060	81,756
- expense relating to leases of low-value assets	3,233	4,190	6,360

Finance costs:
- interest expense on lease liability	8,805	4,055	10,307

No impairment loss was recognized on right-of-use assets for the fiscal years ended June 30, 2026, 2025 and 2024.

5. RIGHT-OF-USE ASSET/LEASE LIABILITY (CONT’D)

Office space (Cont’d)

(e)	The table below summarizes the maturity profile of the lease liability as at the end of the reporting period based on contractual undiscounted repayment obligations as follows:

	Weighted average incremental borrowing rate	Within one year	One to two years	Total
	%	RM	RM	RM
June 30, 2026

Lease liability	4.76	132,000	11,000	143,000

June 30, 2025

Lease liability	5.02	11,000	-	11,000

As at June 30, 2026 and 2025, there are no undiscounted potential future rental payments that are not included in the lease term.

(f)	For the purpose of the statements of cash flows, the reconciliation of liability arising from financing activities as follows:

	June 30, 2026	June 30, 2025	June 30, 2024
	RM	RM	RM

As of July 1	10,954	138,899	260,592

Additional	251,348	-	-

Cash flows	(132,000)	(132,000)	(132,000)

Interest expense of lease liability	8,805	4,055	10,307

As of June 30	139,107	10,954	138,899

6. INTANGIBLE ASSETS

	Supply/Service Agreements	Computer system	Goodwill	Total
	RM	RM	RM	RM
June 30, 2026

Cost
As of July 1	31,864,594	78,000,000	29,884,537	139,749,131
Exchange realignment	-	(2,129,217)	-	(2,129,217)
As of June 30	31,864,594	75,870,783	29,884,537	137,619,914

Accumulated amortization and impairment loss
As of July 1	(13,011,375)	(65,244,989)	(7,734,427)	(85,990,791)
Charge for the year	(3,186,459)	(12,446,274)	-	(15,632,733)
Impairment loss	(15,666,760)	-	(22,150,110)	(37,816,870)
Exchange realignment	-	1,820,480	-	1,820,480
As of June 30	(31,864,594)	(75,870,783)	(29,884,537)	(137,619,914)

Net carrying amount
As of June 30, 2026	-	-	-	-

	Supply/Service Agreements	Computer system	Goodwill	Total
	RM	RM	RM	RM
June 30, 2025

Cost
As of July 1	31,864,594	108,183,437	29,884,537	169,932,568
Additions	-	-	-	-
Written off	-	(30,183,437)	-	(30,183,437)
As of June 30	31,864,594	78,000,000	29,884,537	139,749,131

Accumulated amortization and impairment loss
As of July 1	(9,824,916)	(71,348,434)	-	(81,173,350)
Charge for the year	(3,186,459)	(15,744,999)	-	(18,931,458)
Written off	-	29,893,433	-	29,893,433
Impairment loss	-	(8,044,989)	(7,734,427)	(15,779,416)
As of June 30	(13,011,375)	(65,244,989)	(7,734,427)	(85,990,791)

Net carrying amount
As of June 30, 2025	18,853,219	12,755,011	22,150,110	53,758,340

During the financial year ended June 30, 2026, certain intangible assets were transferred among Group entities as part of an internal reorganization. Refer to Note 13 for further details.

Amortization expenses of intangible assets were RM15,632,733, RM18,931,458 and RM27,871,638 for the fiscal years ended June 30, 2026, 2025 and 2024, respectively.

No write-off of intangible assets for the fiscal year ended June 30, 2026. Write-off of the net carrying amount for intangible assets was RM290,004 for the fiscal year ended June 30, 2025. No write-off of intangible assets for the fiscal year ended June 30, 2024.

Impairment of goodwill and other intangible assets were RM22,150,110 and RM15,666,760 for the fiscal year ended June 30, 2026. Impairment of goodwill and other intangible assets were RM7,734,427 and RM8,044,989 for the fiscal year ended June 30, 2025. No impairment of goodwill and other intangible assets for the fiscal year ended June 30, 2024.

6. INTANGIBLE ASSETS (CONT’D)

Supply/Service Agreements

Supply, Service and the Reseller and Drone Service Agreements (“Supply/Service Agreements”) were acquired in prior business combinations and are carried at cost less accumulated amortization and accumulated impairment losses.

During the fiscal year ended June 30, 2026, management reassessed the recoverability of the IoT Drone CGU, comprising Supply/Service Agreements, due to continued underperformance of the related business activities and lower-than-expected future cash flow projections. Based on the impairment assessment performed, the recoverable amount of the IoT Drone CGU was determined to be RM nil. Accordingly, an impairment loss of RM15,666,760 was recognized in the consolidated statement of operations and comprehensive loss for the fiscal year ended June 30, 2026.

No impairment loss was recognized in respect of the Supply/Service Agreements during the fiscal years ended June 30, 2025 and 2024.

Computer system

Computer system comprised of source codes was recognized in a business combination at the acquisition date and source codes purchased from third parties, which were held for use in the production or supply of goods or services to customers. The source codes are initially measured at cost. After initial recognition, source codes are measured at cost less accumulated amortization and accumulated impairment losses.

During the fiscal year ended June 30, 2026, amortization of RM12,446,274 was recognized, resulting in the remaining carrying amount of the computer system being fully amortized as of June 30, 2026. No impairment loss was recognized in respect of the computer system during the fiscal year ended June 30, 2026.

During the fiscal year ended June 30, 2025, management performed an impairment assessment of the computer system due to the underperformance of the related business activities and changes in expected future economic benefits. Based on the assessment, an impairment loss of RM8,044,989 was recognized. In addition, certain computer system assets with a carrying amount of RM290,004 were written off following management’s review of the Group’s technology assets.

No impairment loss was recognized in respect of the computer system during the fiscal year ended June 30, 2024.

Goodwill

Goodwill acquired in a business combination is allocated to the CGUs that are expected to benefit from the synergies of the combination and is measured at cost less accumulated impairment losses. Impairment losses recognized on goodwill are not reversed in subsequent periods.

As of June 30, 2026, the Group’s goodwill is in relation to IoT AI Power Charger CGU within the Group’s IoT operating segment.

During the fiscal year ended June 30, 2026, management reassessed the recoverability of the IoT AI Power Charger CGU due to continued operating losses, lower-than-expected operating performance and revised future cash flow projections. Based on the impairment assessment performed, the recoverable amount of the CGU was determined to be RM8,098,393, which was lower than its carrying amount. Accordingly, an impairment loss of RM22,150,110 was recognized in respect of goodwill during the fiscal year ended June 30, 2026, resulting in the goodwill being fully impaired as of June 30, 2026.

During the fiscal year ended June 30, 2025, the Group’s goodwill was in relation to the IoT AI Power Charger CGU and IoT AI Server CGU. The management performed an impairment assessment of both CGUs. Based on the impairment assessment performed, the recoverable amounts of the CGUs were determined to be RM108,518,721, which were lower than their carrying amounts. Accordingly, an impairment loss of RM7,734,427 was recognized in respect of goodwill.

No impairment loss in respect of goodwill was recognized during the fiscal year ended June 30, 2024.

The recoverable amounts of the four CGUs identified in Note 3 were determined based on VIU calculations. The VIU is calculated using the pre-tax cash flow projections based on financial budgets approved by management covering a five-year period followed by a long-term growth rate of 2.1% (2025: 2.2%). VIU was determined by discounting the future cash flow generated from the business operation of the CGUs.

The key assumptions used in the VIU calculations include revenue growth rates, expense growth rates, pre-tax discount rates and profit margins. Revenue growth rates are based on market and industry expectations, expense growth rates reflect projected annual increases of approximately 2.0% (2025: 3.0%), pre-tax discount rates of 11.28% (2025: 11.34% to 13.20%), and profit margins are based on historical performance and management’s expectations.

7. TRADE RECEIVABLES, NET

	June 30, 2026	June 30, 2025
	RM	RM

Trade receivables	-	41,820,000

Impairment allowance
Balance as of July 1	-	(94,000)
Reversal	-	94,000
Balance as of June 30	-	-

Net balance	-	41,820,000

(a)	Trade receivables are classified as financial assets measured at amortized cost.

(b)	Trade receivables are non-interest bearing and are due immediately upon issuance of invoices (June 30, 2025: credit terms granted by the Group ranged from 30 to 210 days). Other credit terms are assessed and approved on a case-by-case basis. They are recognized at their original invoice amounts, which represent their fair values on initial recognition.

(c)	Trade receivables that do not contain a significant financing component are recognized based on the simplified approach using the lifetime expected credit losses.

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

7. TRADE RECEIVABLES, NET (CONT’D)

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

Management exercised significant judgments in determining the probability of default by trade receivables and appropriate forward-looking information. No impairment loss or reversal of impairment loss was recognized for the year ended June 30, 2026 (June 30, 2025: reversal of impairment loss of RM94,000; June 30, 2024: impairment loss of RM94,000).

(e)	Trade receivables and aging analysis of the Group as of June 30, 2026 and 2025, are as follows:

	June 30, 2026	June 30, 2025
	RM	RM

Current	-	41,820,000
Less: Impairment allowance	-	-
Total	-	41,820,000

(f)	The Group does not have significant concentration of credit risk with any individual customer or group of customers having similar characteristics.

8. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS, NET

	June 30, 2026	June 30, 2025
	RM	RM

Other receivables	42,203	-
Deposits	41,337,300	4,022,650
Prepayments	129,625	152,660
	41,509,128	4,175,310
Less: Impairment allowance	-	(4,000,000)
	41,509,128	175,310

(a)	Deposits in the amount of RM57,300 (2025:RM 22,650) are classified as financial assets measured at amortized cost. As at June 30, 2026, the Group had non-refundable deposits of RM41,280,000 (2025: RM nil) made to a supplier to secure production capacity for future production requirements. These deposits will be applied against the charges for production services as the services are provided.

(b)	An impairment loss of RM5,704 was made for the year ended June 30, 2026, in respect of deposits for which recoverability was considered uncertain. As at June 30, 2026, management concluded that there was no reasonable expectation of recovery and the deposit was written off against the related impairment allowance. Accordingly, the write-off did not result in any additional charge to profit or loss during the year ended June 30, 2026.

The impairment loss for the year ended June 30, 2025, resulting from delay in deposit refund was RM4,000,000. There was prolonged delay in a project’s progress and the deposit refund beyond normal refund period by one counterparty. The Company made multiple attempts to reach out to the counterparty, but there was a lack of responsiveness from their end. In the absence of any communication regarding the deposit refund and decision of termination of the project, the decision was made to impair the whole balance due from the counterparty. During the year ended June 30, 2026, the RM4,000,000 impaired deposit balance was written off against the related impairment allowance, as management determined that there was no reasonable expectation of recovery. The write-off had no impact on the current year’s profit or loss as the loss had been fully provided for in prior years. No impairment loss was made for the year ended June 30, 2024.

9. CASH AND BANK BALANCES

	June 30, 2026	June 30, 2025
	RM	RM

Cash and bank balances	21,018,867	32,636,917
Fixed deposits with original maturities of three months or less	10,200,000	-
	31,218,867	32,636,917

Cash and bank balances are classified as financial assets measured at amortized cost.

10. TRADE PAYABLES

	June 30, 2026	June 30, 2025
	RM	RM
Current
Trade payables	-	9,220,900

(a)	Trade payables are classified as financial liabilities measured at amortized cost.

(b)	Trade payables are non-interest bearing and the normal trade credit terms granted to the Group range from 30 to 180 days. (June 30, 2025: 30 to 180 days).

(c)	The maturity profile of the trade payables of the Group at the end of the reporting period based on contractual undiscounted repayment obligations is repayable on demand or within one (1) year.

11. ACCRUALS

	June 30, 2026	June 30, 2025
	RM	RM

Accruals	485,591	533,170
	485,591	533,170

(a)	Accruals are classified as financial liabilities measured at amortized cost.

(b)	The maturity profile of the accruals of the Group at the end of the reporting period based on contractual undiscounted repayment obligations is repayable on demand or within one (1) year.

12. CONTRACT LIABILITIES

	June 30, 2026	June 30, 2025
	RM	RM

As of July 1	-	-
Deferred during the year	157,320,000	-
Recognized as revenue during the year	(148,768,000)	-
As of June 30	8,552,000	-

Current	8,552,000	-

The Group receives a designated amount of the contract value from customers in advance. The advances are recognised as contract liabilities until the customer obtains control of a promised product and the entity satisfies a performance obligation.

During the fiscal years ended June 30, 2026, 2025 and 2024, the Group recognized revenue of RM nil, RM nil and RM nil, respectively, that had been included in contract liabilities at the beginning of the respective fiscal years.

13. DEFERRED TAX LIABILITIES

	June 30, 2026	June 30, 2025	June 30, 2024
	RM	RM	RM

As of July 1	6,466,803	7,237,031	18,348,653
Recognized in profit or loss	(6,466,803)	(770,228)	(11,111,622)
As of June 30	-	6,466,803	7,237,031

Components of deferred tax assets and liabilities at the end of each reporting period comprise the tax effects of:

	June 30, 2026	June 30, 2025
	RM	RM

Excess of net carrying amount over tax written down value of plant and equipment	-	7,447,199
Unabsorbed capital allowances	-	(4,621,659)
Unabsorbed tax losses	-	(883,509)
Intangible assets	-	4,524,772
	-	6,466,803

During the financial year ended June 30, 2026, the Group transferred certain property, plant and equipment and intangible assets among Group entities as part of an internal reorganization. Following the transfer, foreign currency translation differences arose due to differences in the functional currencies of the relevant entities and were recognized in the Exchange Translation Reserve. The related deferred tax liabilities were reassessed and reversed, with the reversal recognized in income tax expense for the year.

14. SHARE CAPITAL

	June 30, 2026		June 30, 2025
	Number of		Number of
	shares	Amount	shares	Amount
		RM		RM
Issued and fully paid ordinary shares
As at end of the year	1,765,256	23,308,795	1,765,256	23,308,795

On June 2, 2025, ARB IOT Group Limited effectuated a reverse share split of the Company’s issued and unissued ordinary shares at a ratio 1 for 15, with a new par value of USD0.0015 per share. This resulted in each fifteen ordinary shares outstanding being automatically combined and converted to one issued and outstanding ordinary share. Therefore, 26,437,500 issued ordinary shares were decreased to 1,765,256 ordinary shares

All comparative figures for number of shares and per-share data have been retrospectively adjusted to reflect the reverse share split. The total share capital remained unchanged. The number of shares outstanding at June 30, 2025 and 2026 reflects the reverse share split. The aggregate issued share capital remained unchanged.

Owners of the Company are entitled to receive dividends as and when declared by the Company and are entitled to one (1) vote per ordinary share at meetings of the Company. All ordinary shares rank pari passu with regard to the residual assets of the Company.

15. NON-CONTROLLING INTERESTS

	June 30, 2026	June 30, 2025
	RM	RM

Non-controlling interests	400	400

(a)	Subsidiaries of the Group that have material non-controlling interests (“NCI”) are as follows:

ARB Lab
	June 30, 2026	June 30, 2025
	RM	RM

NCI percentage of ownership interest and voting interest (%)	-	-
Carrying amount of NCI (RM)	400	400
Profit allocated to NCI (RM)	-	-
Total comprehensive income allocated to NCI (RM)	-	-

ARB Lab was incorporated in Malaysia as a private company limited by shares on December 16, 2020, with an issued and paid-up capital of RM1,000,000 comprising one million (1,000,000) ordinary shares. Subsequently, ARB Lab has issued 400,000 preference shares to Polo Jasa Sdn. Bhd. at an issue price of RM0.001 per preference share. Consequently, the issued share capital of ARB Lab has increased to RM1,000,400. The preference shares do not carry any entitlement to dividends or voting rights and are convertible into ordinary shares in accordance with the terms of issuance. The principal activity of ARB Lab is investment holding.

June 30, 2024	ARB WMS	ARB Distribution	ARB Lab	Total
NCI percentage of ownership interest and voting interest (%)	-	-	-
Carrying amount of NCI (RM)	-	-	400	400
(Loss)/profit allocated to NCI (RM)	(1,775)	312,621	-	310,846
Total comprehensive (loss)/income allocated to NCI (RM)	(1,775)	312,621	-	310,846

ARB WMS was subject to struck-off process and ceased to be a subsidiary of the Group during the financial year ended 30 June 2025. ARB Distribution ceased to be a subsidiary of the Group during the financial year ended 30 June 2024 following the disposal of ARB Midware.

(b)	Summarised financial information of the subsidiaries that have material NCI as at the end of each reporting period prior to intra-group elimination are as follows:

As of June 30, 2026 and 2025, there was no material NCI financial information of the subsidiaries to be disclosed.

(c)	Acquisition of non-controlling interest.

Except disclosed in note 24(a) to the financial statements, there was no other acquisition and disposal of non-controlling interest during the years ended June 30, 2026, 2025 and 2024.

16. REVENUE

	For the years ended
	June 30, 2026	June 30, 2025	June 30, 2024
	RM	RM	RM

Revenue from contracts with customers
Project management fees – related companies	-	-	25,000,000
Project management fees – third parties	-	-	470,000
Sale of goods – third parties	235,368,000	197,320,000	32,716,647
	235,368,000	197,320,000	58,186,647

Timing of revenue recognition
Transferred at a point in time	235,368,000	197,320,000	58,186,647

17. LOSS BEFORE TAX

	For the years ended
	June 30, 2026	June 30, 2025	June 30, 2024
	RM	RM	RM

Loss before tax is arrived at after charging:

Depreciation of:
- property, plant and equipment	26,264,097	28,308,000	28,310,019
- right-of-use assets	125,582	124,572	124,572
Amortization of intangible assets	15,632,733	18,931,458	27,871,638
Directors’ remuneration	1,574,718	1,898,685	1,546,417
Staff Cost - Group directors’ remuneration	1,418,142	1,791,478	1,392,506
Staff Cost - Subsidiary director’s remuneration	156,576	107,207	153,911
Staff Cost - Other staff cost	997,780	1,268,728	3,008,153
Intangible assets written-off	-	290,004	-
Loss on disposal of subsidiaries	-	-	305,818
Interest expense of lease liabilities	8,805	4,055	10,307
Impairment loss on deposits	5,704	4,000,000	-
Impairment loss on goodwill	22,150,110	7,734,427	-
Impairment loss on other intangible assets	15,666,760	8,044,989	-
Impairment loss on property, plant and equipment	10,018,141	6,962,010	-
Property, plant and equipment written off	-	15,864	-
Low value lease	3,233	4,190	6,360
Short term lease	16,703	951,060	81,756
Waiver of debts granted	-	46,035	-

And crediting:

Gain on disposal of a subsidiary	(4,439)	-	-
Interest income	(784,779)	(957,249)	(1,607,963)
Reversal of impairment on trade receivables	-	(94,000)	-
Waiver of debt received	-	(50,598)	-

18. INCOME TAX

	For the years ended
	June 30, 2026	June 30, 2025	June 30, 2024
	RM	RM	RM

Income tax
- Current year provision	13,319	19,734	257,571
- Under-provision in prior year	17,684	15,941	33,408
	31,003	35,675	290,979
Deferred tax (Note 13)
- Relating to origination and reversal of temporary differences	(6,466,803)	337,478	(7,569,432)
- Overprovision in prior year	-	(1,107,706)	(3,542,190)
	(6,466,803)	(770,228)	(11,111,622)
	(6,435,800)	(734,553)	(10,820,643)

Malaysian income tax is calculated at the statutory tax rate of 24% (June 30, 2025 and 2024: 24%) of the estimated taxable profit for the fiscal year.

18. INCOME TAX (CONT’D)

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Singapore income tax for companies is calculated at the statutory tax rate of 17% (June 30, 2025 and 2024: 17%) of the estimated taxable profit for the fiscal year.

Numerical reconciliation between the average effective tax rate and the applicable tax rate of the Group is as follows:

	For the years ended
	June 30, 2026	June 30, 2025	June 30, 2024
	RM	RM	RM

Loss before tax	(90,272,715)	(72,104,372)	(65,509,477)

Tax at Malaysian statutory rate of 24% (June 30, 2025 and 2024: 24%)	(21,665,452)	(17,305,049)	(15,722,274)

Tax effects in respect of:
Non-allowable expenses	21,705,670	6,113,483	591,130
Non-taxable income	(1,201)	(24,438)	(1)
Deferred tax assets not recognized	-	9,757,147	11,256,099
Changes in unrecognized temporary differences	-	(4,087,086)	(611,451)
Tax exempt income	-	-	8,595
Utilisation of unrecognized deferred tax assets	-	-	(2,833,959)
Unabsorbed tax losses disregard	556,746	2,544,112	-
Changes in recognized temporary differences	-	3,359,043	-
Reversal of deferred tax liabilities	(7,049,247)	-	-
	(6,453,484)	357,212	(7,311,861)

Under/(over) provision in prior years:
Income tax	17,684	15,941	33,408
Deferred tax	-	(1,107,706)	(3,542,190)
Income tax	(6,435,800)	(734,553)	(10,820,643)

The Group’s effective tax rate for the years ended June 30, 2026, 2025 and 2024, was 7.13%, 1.02% and 16.52%, respectively.

19. LOSS PER ORDINARY SHARE (“EPS”)

(a)	Basic loss per share

The basic loss per share of the Group is calculated based on the loss attributable to Owners (ordinary equity holders) of the Company divided by the weighted average number of ordinary shares in issue.

	For the years ended
	June 30, 2026	June 30, 2025	June 30, 2024

Loss attributable to Owners of the Company (RM)	(83,836,915)	(71,369,819)	(54,999,680)
Weighted average number of ordinary shares in issue *	1,765,256	1,765,256	1,765,256
Basic loss per share (RM)	(47.49)	(40.43)	(31.16)

19. LOSS PER ORDINARY SHARE (“EPS”) (CONT’D)

(b)	Diluted loss per share

The diluted loss per share of the Group for the years ended June 30, 2026, 2025 and 2024, are same as the basic loss per share of the Group as the Group has no dilutive potential ordinary shares.

	For the years ended
	June 30, 2026	June 30, 2025	June 30, 2024

Loss attributable to Owners of the Company (RM)	(83,836,915)	(71,369,819)	(54,999,680)
Weighted average number of ordinary shares in issue *	1,765,256	1,765,256	1,765,256
Diluted loss per share (RM)	(47.49)	(40.43)	(31.16)

*	Retrospectively restated for effect of reverse share split.

On June 2, 2025, ARB IOT Group Limited effectuated a reverse share split of the Company’s issued and unissued ordinary shares at a ratio 1 for 15, with a new par value of USD0.0015 per share. This resulted in each fifteen ordinary shares outstanding being automatically combined and converted to one issued and outstanding ordinary share. Therefore, 26,437,500 ordinary shares were decreased to 1,765,256 ordinary shares.

20. EMPLOYEE BENEFITS

The employee benefits included in administrative expenses in the consolidated statements of operations and other comprehensive loss are as follows:

	For the years ended
	June 30, 2026	June 30, 2025	June 30, 2024
	RM	RM	RM

Salaries, wages, bonuses and allowances	2,439,717	2,999,569	3,876,773
Defined contribution plans	108,130	145,258	525,077
Social security contributions	12,460	11,644	40,972
Other employee benefits	12,191	10,942	111,748
	2,572,498	3,167,413	4,554,570

Included in the employees’ benefits are directors’ remuneration (salaries, fees and other emoluments) of RM1,574,718 (June 30, 2025: RM1,898,685 and June 30, 2024: RM1,546,417).

21. OPERATING SEGMENTS

The Group’s businesses are organized into business units based on their products and services provided. The performance of each segment is measured based on the internal management report reviewed by Chief Operating Decision Maker. The Group business segments are as follows:

(a)	Internet of Things (“IoT”)

(b)	Investment holding and others

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

21. OPERATING SEGMENTS (CONT’D)

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The inter-segment transactions have been entered into at arms-length with terms mutually agreed between the segments and have been eliminated to arrive at the Group’s results.

(a)	Business segments

The following table provides an analysis of the Group’s revenue, results, assets, liabilities and other information by business segment:

As of June 30, 2026

	IoT	Investment holding and others	Total
	RM	RM	RM
Assets
Segment assets	93,807,949	18,770,081	112,578,030
Deferred tax assets and tax recoverable	-	20,056	20,056
Total assets	93,807,949	18,790,137	112,598,086

Liabilities
Segment liabilities	8,781,098	395,600	9,176,698
Deferred tax liabilities and tax payable	7,626	-	7,626
Total liabilities	8,788,724	395,600	9,184,324

Revenue
Total revenue	235,368,000	-	235,368,000
- Inter-segment revenue	-	-	-
Revenue from external parties	235,368,000	-	235,368,000

Results
Profit/(loss) before interest, depreciation, impairment and tax	209,774	(1,395,337)	(1,185,563)
Depreciation of:
- property, plant and equipment	(26,264,097)	-	(26,264,097)
- right-of-use assets	(125,582)	-	(125,582)
Amortization of intangible assets	(15,632,733)	-	(15,632,733)
Impairment loss on deposits	-	(5,704)	(5,704)
Impairment loss on intangible assets	(15,666,760)	-	(15,666,760)
Impairment loss on goodwill	(22,150,110)	-	(22,150,110)
Impairment loss on property, plant and equipment	(10,018,141)	-	(10,018,141)
Finance income, net	168,488	607,487	775,975
Loss before tax	(89,479,161)	(793,554)	(90,272,715)
Income tax	6,443,993	(8,193)	6,435,800
Loss for the financial year	(83,035,168)	(801,747)	(83,836,915)

21. OPERATING SEGMENTS (CONT’D)

As of June 30, 2025

	IoT	Investment holding and others	Total
	RM	RM	RM
Assets
Segment assets	177,364,056	29,047,553	206,411,609
Deferred tax assets and tax recoverable	17,710	14,234	31,944
Total assets	177,381,766	29,061,787	206,443,553

Liabilities
Segment liabilities	9,335,738	429,286	9,765,024
Deferred tax liabilities and tax payable	6,471,342	14	6,471,356
Total liabilities	15,807,080	429,300	16,236,380

Revenue
Total revenue	197,320,000	-	197,320,000
- Inter-segment revenue	-	-	-
Revenue from external parties	197,320,000	-	197,320,000

Results
Profit/(loss) before interest, depreciation, impairment and tax	3,861,297	(2,861,372)	999,925
Depreciation of:
- property, plant and equipment	(28,308,000)	-	(28,308,000)
- right-of-use assets	(124,572)	-	(124,572)
Amortization of intangible assets	(18,931,458)	-	(18,931,458)
Impairment loss on deposits	(4,000,000)	-	(4,000,000)
Impairment loss on other intangible assets	(8,044,989)	-	(8,044,989)
Impairment loss on goodwill	(7,734,427)	-	(7,734,427)
Impairment loss on property, plant and equipment	(6,962,010)	-	(6,962,010)
Reversal of impairment of trade receivable	94,000	-	94,000
Waiver of debts	(306,900)	260,865	(46,035)
Finance income, net	20,487	932,707	953,194
Loss before tax	(70,436,572)	(1,667,800)	(72,104,372)
Income tax	748,648	(14,095)	734,553
Loss for the financial year	(69,687,924)	(1,681,895)	(71,369,819)

21. OPERATING SEGMENTS (CONT’D)

(a)	Business segments (Cont’d)

The following table provides an analysis of the Group’s revenue, results, assets, liabilities and other information by business segment: (Cont’d)

As of June 30, 2024

	IoT	Investment holding and others	Total
	RM	RM	RM
Assets
Segment assets	240,411,194	32,459,929	272,871,123
Deferred tax assets and tax recoverable	38,559	-	38,559
Total assets	240,449,753	32,459,929	272,909,682

Liabilities
Segment liabilities	622,632	946,284	1,568,916
Deferred tax liabilities and tax payable	7,258,186	5,519	7,263,705
Total liabilities	7,880,818	951,803	8,832,621
Additions to non-current assets:
Property, plant and equipment	30,000,000	-	30,000,000

Revenue
Total revenue	58,186,647	-	58,186,647
- Inter-segment revenue	-	-	-
Revenue from external parties	58,186,647	-	58,186,647

Results
Loss before interest, depreciation and tax	(7,374,704)	(3,426,200)	(10,800,904)
Depreciation of:
- property, plant and equipment	(28,310,019)	-	(28,310,019)
- right-of-use assets	(124,572)	-	(124,572)
Amortization of intangible assets	(27,871,638)	-	(27,871,638)
Finance income	117,245	1,480,411	1,597,656
Loss before tax	(63,563,688)	(1,945,789)	(65,509,477)
Income tax	10,864,620	(43,977)	10,820,643
Loss for the financial year	(52,699,068)	(1,989,766)	(54,688,834)

(b)	Geographical segments

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

The Group has related party relationships with its subsidiaries, Directors and companies in which Directors of the Group have interest.

(b)	The Group had the following transactions with related parties during the financial year:

	For the year ended
	June 30, 2026	June 30, 2025	June 30, 2024
	RM	RM	RM
Related companies
- Rendering of information technology system	-	-	25,000,000
- Project management fee expenses&	-	-	(12,000,000)

Related parties
- Sale of goods	-	-	-
- Purchase of property, plant and equipment	-	-	(30,000,000)
- Renovation work expenses	-	-	(30,000)
- Rental paid*	(132,000)	(132,000)	(132,000)

&	For the year ended June 30, 2024, former fellow subsidiaries of ARB Berhad had provided specific project management services to the Group. The common cost majority comprise of IT technical staff payroll including remuneration, defined contribution plan, social security contribution and other employee benefits. Followed by upkeep of computer system, depreciation of property, plant and equipment and other expenses.

*	Office rental of RM132,000 (June 30, 2025: RM132,000); June 30, 2024: RM132,000) paid to VNH One Sdn. Bhd., a company whereby the Chairman of the Board and Chief Executive Officer of the Group, Dr. Liew Kok Leong, is a common director and shareholder of VNH One Sdn. Bhd. and the Group.

The related party transactions described above were carried out on agreed contractual terms and conditions and in the ordinary course of business between the related parties of the Group.

(c)	Compensation of key management personnel

The key management personnel comprise the Directors of the Group and their remuneration during the financial year are disclosed in Note 17 to the consolidated financial statements.

Dr. Liew Kok Leong was the Chairman of the Board and Chief Executive Officer of the Group during the financial year. Subsequent to the reporting period, on 23 October 2026, he resigned as the Chief Executive Officer, Chairman of the Board and a director of the Company.

23. RISK MANAGEMENT OVERVIEW

The overall financial risk management objective of the Group is to optimize its shareholder value and not to engage in speculative transactions.

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

Exposure to credit risk

At the end of each reporting period, the maximum exposure to credit risk of the Group and of the Company is represented by the carrying amount of each class of financial assets recognized in the consolidated statements of financial position. Information regarding credit enhancement for trade receivables, net, other receivables, deposits and prepayments, net and cash and bank balances are disclosed in Notes 7, 8 and 9 respectively.

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

23. RISK MANAGEMENT OVERVIEW (CONT’D)

(d)	Foreign currency risk

The Group’s operational activities are mainly denominated in RM. The Group is exposed to foreign currency risk primarily arising from bank balances. The Group currently does not have a foreign currency hedging policy. However, the management closely monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the end of each reporting period are as follows:

	Assets		Liabilities
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	RM	RM	RM	RM
SGD	12,291	-	-	-

Sensitivity analysis

The following table details the Group’s sensitivity to a 5% (June 30, 2025: 5%) decrease in RM against the relevant foreign currencies. The following sensitivity analysis includes only outstanding monetary items denominated in foreign currencies and adjusts their translation at the year end for a 5% change in foreign currency exchange rates, which are the sensitivity rates used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in currencies exchange rates. A positive number below indicates a decrease in loss before taxation when the currency below strengthens 5% against the functional currency of the relevant group entities. For a 5% (June 30, 2025: 5%) weakening of these currencies against RM, there would be an equal and opposite impact on the loss before taxation.

	June 30, 2026	June 30, 2025
	RM	RM
Gain/(loss) in relation to
- SGD	615

(e)	Concentration risk

Details of the customer individually representing 10% or more of the Group’s revenue are as follows:

	For the year ended
	June 30, 2026		June 30, 2025		June 30, 2024
Customer A	70,400,000	30%	69,000,000	35%	*	*
Customer B	*	*	44,000,000	22%	27,000,000	46%
Customer C	131,200,000	56%	23,520,000	12%	*	*
Customer D	*	*	*	*	8,000,000	14%
Customer E	*	*	*	*	17,000,000	29%

*	Less than 10% of total revenue.

24. BUSINESS COMBINATION AND DISPOSAL OF SUBSIDIARIES

(a)	Acquisition of equity interest in subsidiaries

June 30, 2026

There was no business combinations during the fiscal year ended June 30, 2026.

June 30, 2025

In the previous financial year 2025, Lumetrix (formerly known as ARB IOT Group Sdn. Bhd.) acquired ARB Synergy through a trust deed with Liew Kok Leong (“Trustee”), whereby Trustee is a registered holder of one (1) ordinary share representing 100% of the issued and paid-up share capital of ARB Synergy, which is held by Trustee on trust for Lumetrix. Subsequently, ARB Databook, the wholly-owned subsidiary of ARB Synergy became a wholly-owned subsidiary of Lumetrix.

The fair value of consideration transferred and the effects on cash flows of the acquisitions of subsidiaries are as follows:

	ARB Synergy	ARB Databook	Total
	RM	RM	RM

Net assets upon acquired	(9,454)	(49,947)	(59,401)
Less: NCI	-	-
Equity shares acquired	100%	100%	100%
Group’s share of net assets acquired	(9,454)	(49,947)	(59,401)
Add: Other reserves	59,401	-	59,401
Total fair value of consideration for the acquisitions	49,947	(49,947)	-

Fair value consideration for the acquisitions	49,947	(49,947)	-
Less: Consideration paid	(49,947)	49,947	-
Total consideration satisfied by cash	-	-	-
Less: Cash and cash equivalents of subsidiaries	(105,619)	-	(105,619)
Cash inflow from acquisitions of subsidiaries	105,619	-	105,619

June 30, 2024

In the previous financial year 2024, ARB Techsymbol acquired ARB WMS 49,000 additional ordinary shares at RM1 per share from BCSSoft. Subsequently, ARB WMS became a wholly-owned subsidiary of ARB Techsymbol.

The fair value of consideration transferred and the effects on cash flows of the acquisitions of subsidiaries were as follows:

ARB WMS
RM

Net assets upon acquired	210,802
Less: NCI
Equity shares acquired	49%
Group’s share of net assets acquired	103,293
Less: Difference arising from acquisition of non-controlling interests recognised directly in equity	(54,293)
Total fair value of consideration for the acquisitions	49,000

Fair value consideration for the acquisitions	49,000
Less: Consideration paid	-
Total consideration satisfied by cash	49,000

24. BUSINESS COMBINATION AND DISPOSAL OF SUBSIDIARIES (CONT’D)

The fair value of the non-controlling interest represents its share of the fair value of subsidiaries at the acquisition date, estimated using the purchase price allocation method.

(b)	Disposal of equity interest in subsidiaries

June 30, 2026

On April 22, 2026, the trust deed dated July 15, 2024, entered into between Lumetrix (formerly known as ARB IOT Group Sdn. Bhd.) and Dr. Liew Kok Leong in respect of the one (1) ordinary share, representing 100% of the issued and paid-up share capital of ARB Synergy, was terminated. Accordingly, the share ceased to be held on trust for Lumetrix and Lumetrix’s beneficial interest in ARB Synergy ceased. As a result, ARB Synergy ceased to be a subsidiary of the Group and was deconsolidated with effect from April 22, 2026.

The effect on the Group’s consolidated financial statements is as follows:

ARB Synergy
RM

Cash proceed	-
Less: Cost of investment in subsidiaries	(1)
Loss on disposal of subsidiaries at subsidiaries’ company level	(1)
Post-acquisition reserves recognized up to the date of disposal	4,440
4,439
Realization of foreign currency translation gain reclassified from reserve	-
Gain on disposal of subsidiaries at the Group level	4,439

The value of assets and liabilities of disposal of subsidiaries are as follows:

ARB Synergy
RM

Other receivables, prepayments and deposits	349
Cash and bank balances	1,086
Other payables and accruals	(4,400)
Tax payables	(1,474)
(4,439)
Add: Goodwill	-
(4,439)
Gain on disposal of subsidiaries at the Group level	4,439
Net disposal proceeds	-
Cash and cash equivalents of subsidiaries disposed	(1,086)
Net cash outflow upon disposal of subsidiaries	(1,086)

June 30, 2025

The strike-off companies are presented in Note 2.

24. BUSINESS COMBINATION AND DISPOSAL OF SUBSIDIARIES (CONT’D)

June 30, 2024

During the financial year, there was disposal of ARB Midware and its subsidiary, ARB Distribution (“ARB Midware Group”).

The effects on the Group’s consolidated financial statements are as follows:

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

25. SIGNIFICANT EVENT SUBSEQUENT TO THE END OF THE REPORTING PERIOD

The consolidated financial statements were approved and authorized for issue by the board of directors on October 30, 2026.

The Group has assessed all events occurring from June 30, 2026, up through October 30, 2026, which is the date that these consolidated financial statements are available to be issued. Save as disclosed elsewhere in this report, there are not any material subsequent events that would require disclosure in these consolidated financial statements.